As filed with the Securities and Exchange Commission on May 10, 2024.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

BLACKBOXSTOCKS INC.

(Exact name of registrant as specified in its charter)

Nevada	7371	45-3598066
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	5430 LBJ Freeway, Suite 1485 Dallas, Texas 75240 (972) 726-9203
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gust Kepler

President and Chief Executive Officer

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jeffrey M. McPhaul, Esq. Winstead PC 2728 N. Harwood Street, Suite 500 Dallas, Texas 75201 (214) 745-5400	Hill Dickinson LLP The Broadgate Tower 20 Primrose Street London EC2A 2EW +44 207 980 3131

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions under the Exchange Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary information statement/prospectus is not complete and may be changed. We may not distribute or issue the securities being registered pursuant to this registration statement until the registration statement, as filed with the Securities and Exchange Commission (of which this preliminary information statement/prospectus is a part) is effective. This preliminary information statement/prospectus is not an offer to sell these securities and we are not soliciting offers to buy the securities described herein in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY - SUBJECT TO COMPLETION

DATED MAY 10, 2024

BLACKBOXSTOCKS INC.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

INFORMATION STATEMENT/PROSPECTUS AND

NOTICE OF ACTION TAKEN BY WRITTEN CONSENT PURSUANT TO SECTION 14(C)

OF THE SECURITIES EXCHANGE ACT OF 1934

WE ARE NOT ASKING YOU FOR A PROXY AND YOU

ARE REQUESTED NOT TO SEND US A PROXY

On December 12, 2023 Blackboxstocks Inc. (“Blackboxstocks,” “we,” “us” or the “Company”), Evtec Aluminium Limited, a company registered in England and Wales (“Evtec”) and certain holders of issued and outstanding capital shares of Evtec (each a “Seller”; collectively with holders of Evtec securities who subsequently become parties thereto, the “Sellers”) entered into a Share Exchange Agreement (the “Exchange Agreement”), a copy of which is attached to the Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 18, 2023 and incorporated by reference herein in the Section entitled “Where You Can Find More Information & Incorporation by Reference,” pursuant to which Blackboxstocks will acquire the entire issued and outstanding share capital of Evtec (the “Exchange”), which will become a wholly owned subsidiary. The combined company will operate under the name “Evtec Holdings, Inc.” (the “Combined Company”).

At the closing of the Exchange (the “Closing”), each ordinary share of Evtec will be sold to Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock based on the exchange ratio formula in the Exchange Agreement (the “Exchange Ratio”), rounded to the nearest whole share of Blackboxstocks common stock after aggregating all fractional shares issuable to each Seller. The Exchange Ratio is subject to adjustment to the extent that Evtec raises more than $5.0 million in the Pre-Closing Financing (as defined below). The parties currently expect the Closing to occur during the third quarter of 2024. Immediately following the Closing and assuming an Exchange Ratio of 301.8 shares of Blackboxstocks common stock for each ordinary share of Evtec (which assumes Evtec raises $5.0 million in the Pre-Closing Financing), the pre-Closing Blackboxstocks securityholders and the holders of Evtec’s share capital (including all Evtec shares issued in connection with the Pre-Closing Financing) will own approximately 26.8% and 73.2%, respectively, of the outstanding common stock of the Combined Company.

As a condition to Closing under the Exchange Agreement, Evtec must raise at least $5.0 million through the sale of (or conversion of debt into) ordinary shares of Evtec in one or more private placement(s) to occur following the date of the Exchange Agreement and prior to or concurrently with the Closing (the “Pre-Closing Financing”).

Shares of Blackboxstocks common stock are currently listed on the Nasdaq Capital Market under the symbol “BLBX”. Blackboxstocks intends to file an initial listing application with the Nasdaq Capital Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. Upon completion of the Exchange, Blackboxstocks will be renamed “Evtec Holdings, Inc.” and expects its common stock to trade on the Nasdaq Capital Market under the symbol “EVHI.” On May 9, 2024, the last trading day before the date of this information statement/prospectus, the closing sale price of Blackboxstocks common stock was $2.86 per share. This closing sale price is not necessarily indicative of the price at which the common stock of the Combined Company will trade after the Closing.

At a meeting of the board of directors of Blackboxstocks (the “Blackboxstocks Board”), the Blackboxstocks Board unanimously adopted resolutions (i) determining that it was advisable and in the best interests of the Company and our stockholders to enter into the Exchange Agreement and to consummate the Exchange and other transactions contemplated thereby (the “Transactions”), (ii) approving the execution, delivery and performance of the Exchange Agreement and the consummation of the Transactions and (iii) resolving to recommend that Blackboxstocks stockholders adopt the Exchange Agreement and the consummation of the Transactions.

This information statement/prospectus is being furnished on or about May 10, 2024 to the holders of record at the close of business on May 6, 2024 (the “Record Date”), of the common stock of Blackboxstocks in connection with an action taken by written consent of the holder of all of our issued and outstanding shares of Series A Convertible Preferred Stock (“Series A Preferred”) in lieu of a meeting to approve the following corporate actions contemplated under the Exchange Agreement (the “Approved Actions”):

1.        issuance of Blackboxstocks common stock to the holders of Evtec share capital in the Exchange, including holders who purchase ordinary shares of Evtec, in accordance with the terms of Exchange Agreement, in an amount representing more than 20% of the shares of Blackboxstocks common stock outstanding immediately prior to the Exchange, which will also constitute stockholder approval of a change of control of Blackboxstocks, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively; and

2.         an amendment to our Articles of Incorporation changing Blackboxstocks’ corporate name from “Blackboxstocks Inc.” to “Evtec Holdings, Inc.”

Gust Kepler, a director, Chief Executive Officer, President of Blackboxstocks, and Blackboxstocks stockholder beneficially owning 573,210 issued and outstanding shares of our common stock and all 3,269,998 issued and outstanding shares of our Series A Preferred stock (the “Consenting Stockholder”), has executed a written consent approving the Approved Actions. The Consenting Stockholder held of record on the Record Date issued and outstanding shares of common stock and Series A Preferred stock representing 99.2% of the votes on all matters submitted to a vote of the stockholders, which was sufficient to approve the adoption of the Approved Actions. Dissenting stockholders do not have any statutory appraisal rights as a result of the action taken. The Blackboxstocks Board does not intend to solicit any proxies or consents from any other stockholders in connection with this action. All necessary corporate approvals have been obtained, and this information statement/prospectus is furnished solely to advise stockholders of the actions taken by written consent.

Section 78.320 of the Nevada Revised Statutes (the “NRS”) generally provides that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In order to eliminate the costs and management time involved in obtaining proxies and in order to effect the above Approved Actions as early as possible in order to accomplish the purposes of the Company as herein described, the Blackboxstocks Board consented to the utilization of, and did in fact obtain, the written consent of the Consenting Stockholder who owns shares representing all of our Series A Preferred stock and certain shares of our Common Stock.

This information statement/prospectus is being furnished pursuant to the requirements of Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the Company’s stockholders of record on the Record Date. The Closing of the Exchange and Approved Actions described herein may be effective as early as 20 days (the “20-day Period”) after the mailing of the information statement/prospectus to the holders of Blackbox common stock. The 20-day Period is expected to conclude on or about May 30, 2024.

The entire cost of furnishing this information statement/prospectus will be borne by the Company. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this information statement/prospectus to the beneficial owners of the Blackboxstocks common stock held of record by them and will reimburse such persons for their reasonable charges and expenses in connection therewith.

We encourage you to read the entire accompanying information statement/prospectus carefully, in particular the risk factors set forth in the section entitled “Risk Factors” of the accompanying information statement/prospectus.

On behalf of Blackboxstocks, thank you for your continued support.

/s/ Gust Kepler

Gust Kepler President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Transactions, including the Exchange, or the securities to be issued in connection therewith, passed upon the adequacy or accuracy of the accompanying information statement/prospectus or determined if the accompanying information statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this information statement/prospectus is May 10, 2024

REFERENCES TO ADDITIONAL INFORMATION

This information statement/prospectus incorporates important business and financial information about Blackboxstocks from other documents that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) and that are contained in or incorporated by reference into this information statement/prospectus. For a listing of documents incorporated by reference into this information statement/prospectus, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this information statement/prospectus and any of the documents incorporated by reference into this information statement/prospectus (other than certain exhibits or schedules to those documents) or other information concerning the Company, without charge, by telephone or written request directed to:

Attention: Corporate Secretary

Blackboxstocks Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

If you request any such documents, Blackboxstocks will mail them to you by first class mail, or another equally prompt means, after receipt of your request.

ABOUT THIS INFORMATION STATEMENT/PROSPECTUS

This information statement/prospectus, which forms part of a registration statement on Form S-4 (File No. 333-[●]) filed with the SEC by Blackboxstocks, constitutes a prospectus of Blackboxstocks under Section 5 of the Securities Act, with respect to the shares of Blackboxstocks common stock to be issued to Evtec Sellers in the Exchange pursuant to the Exchange Agreement. This information statement/prospectus also constitutes an information statement of Blackboxstocks under Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), informing the stockholders of Blackboxstocks of the approval of the Approved Actions required to effect the Exchange and related Transactions. Upon Closing of the Exchange described in this information statement/prospectus, each ordinary share of Evtec will be sold to Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock.

Information contained in or incorporated by reference into this information statement/prospectus relating to Evtec has been supplied by Evtec. You should rely only on the information contained in or incorporated by reference into this information statement/prospectus. No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this information statement/prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. The information contained in this information statement/prospectus speaks only as of the date of this information statement/prospectus or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this information statement/prospectus to stockholders of Blackboxstocks nor the issuance of common stock pursuant to the Exchange Agreement will create any implication to the contrary.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE

The following questions and answers are intended to briefly address some commonly asked questions regarding the Exchange Agreement and the Transactions, including the Exchange. You are encouraged to carefully read the remainder of this information statement/prospectus, its exhibits and the documents that are referred to in this information statement/prospectus and to pay special attention to the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” of this information statement/prospectus, because the information contained in this section may not provide all the information that might be important to you with respect to the Exchange Agreement and the Transactions, including the Exchange. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus.

Q:           What is the Exchange?

A:         On December 12, 2023, Blackboxstocks Inc. (“Blackboxstocks,” “we,” “us” or the “Company”), Evtec Aluminium Limited, a company registered in England and Wales (“Evtec”) and certain holders of issued and outstanding capital shares of Evtec (each a “Seller”; collectively with holders of Evtec securities who subsequently become parties thereto, the “Sellers”) entered into a Share Exchange Agreement (the “Exchange Agreement”). The Exchange Agreement contains the terms and conditions of the proposed business combination of Blackboxstocks and Evtec. Under the Exchange Agreement, Blackboxstocks will acquire the entire issued and outstanding share capital of Evtec (the “Exchange”) and Evtec will become a wholly owned subsidiary of Blackboxstocks, which will be renamed “Evtec Holdings, Inc.” (the “Combined Company”).

At the closing of the Exchange (the “Closing”), each ordinary share of Evtec will be sold to Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock based on the exchange ratio formula in the Exchange Agreement (the “Exchange Ratio”), rounded to the nearest whole share of Blackboxstocks common stock after aggregating all fractional shares issuable to each Seller. The Exchange Ratio is subject to adjustment to the extent that Evtec raises more than $5.0 million in the Pre-Closing Financing (as defined below). The parties currently expect the Closing to occur during the third quarter of 2024. Immediately following the Closing and assuming an Exchange Ratio of 301.8 shares of Blackboxstocks common stock for each Evtec ordinary share (which assumes Evtec raises $5.0 million in the Pre-Closing Financing), the pre-Closing Blackboxstocks securityholders and the holders of Evtec’s share capital (including all Evtec shares issued in connection with the Pre-Closing Financing) are expected to own approximately 26.8% and 73.2%, respectively, of the outstanding common stock of the Combined Company.

As a condition to Closing under the Exchange Agreement, Evtec must raise at least $5.0 million through the sale of (or conversion of debt into) ordinary shares of Evtec in one or more private placement(s) to occur following the date of the Exchange Agreement and prior to or concurrently with the Closing (the “Pre-Closing Financing”).

Shares of Blackboxstocks common stock are currently listed on the Nasdaq Capital Market under the symbol “BLBX”. Blackboxstocks intends to file an initial listing application with the Nasdaq Capital Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. Upon completion of the Exchange, as noted above Blackboxstocks will be renamed “Evtec Holdings, Inc.” and expects its common stock to trade on the Nasdaq Capital Market under the symbol “EVHI.” On May 9, 2024, the last trading day before the date of this information statement/prospectus, the closing sale price of Blackboxstocks common stock was $2.86 per share. This closing sale price is not necessarily indicative of the price at which the common stock of the Combined Company will trade after the Closing.

Q:           Why am I receiving this information statement/prospectus?

A:           You are receiving this information statement/prospectus because you have been identified as a Blackboxstocks stockholder as of May 6, 2024 (the “Record Date”), and you are entitled to notice of the Approved Actions contemplated by the Exchange Agreement, including the issuance of shares of Blackboxstocks common stock pursuant to the Exchange Agreement. Upon completion of the Exchange, holders of issued and outstanding capital shares of Evtec will own shares of Blackboxstocks common stock, which is expected to be listed for trading on the Nasdaq Capital Market under the ticker symbol “EVHI.” This document serves as:

●	An information statement of Blackboxstocks used to provide notice of the Approved Actions; and

●	a prospectus of Blackboxstocks used to offer shares of Blackboxstocks common stock in exchange for Evtec share capital in the Exchange to Evtec securityholders

We have included in this information statement/prospectus important information about the Exchange, including the Approved Actions, the Exchange Agreement and the Transactions to be consummated thereunder. You should carefully read this information and the documents referred to herein in their entirety.

Please note that the delivery of the written consent of the Consenting Stockholder was sufficient to adopt and approve the Exchange Agreement and the Transactions (including the Exchange) on behalf of stockholders of Blackboxstocks. You are not being asked for a proxy, and you are requested not to send a proxy.

Q:           Why are Blackboxstocks stockholders not being asked to vote on the Exchange?

A:          Pursuant to the Exchange Agreement and the Nevada Revised Statutes and Nasdaq listing rules, the following corporate actions contemplated under the Exchange Agreement (the “Approved Actions”) must be adopted and approved, by the affirmative vote of the holders of a majority stockholders holding at least a majority of the voting power entitled to vote thereon:

1.          issuance of Blackboxstocks common stock to the holders of Evtec share capital in the Exchange, including holders who purchase ordinary shares of Evtec, in accordance with the terms of Exchange Agreement, in an amount representing more than 20% of the shares of Blackboxstocks common stock outstanding immediately prior to the Exchange, which will also constitute stockholder approval of a change of control of Blackboxstocks, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively; and

2.          an amendment to our Articles of Incorporation changing Blackboxstocks’ corporate name from “Blackboxstocks Inc.” to “Evtec Holdings, Inc.”

This condition was satisfied following the execution and delivery of written consent approving the Approved Actions by a stockholder beneficially owning 573,210 issued and outstanding shares of our common stock and all 3,269,998 issued and outstanding shares of our Series A Preferred stock (the “Consenting Stockholder”) representing 99.2% of the votes on all matters submitted to a vote of the stockholders. No further approval of Blackboxstocks stockholders is required to adopt the Exchange Agreement or to approve the Exchange. Therefore, your vote is not required and is not being sought. We are not asking you for a proxy, and you are requested not to send us a proxy. This information statement/prospectus is being provided to you for informational purposes only.

Q:           Why are Blackboxstocks and Evtec proposing to combine?

A:         Blackboxstocks and Evtec believe that the Exchange will result in a publicly listed technology-focused manufacturing company that is a leader in the design, manufacture, and supply of aluminum parts and tools, which has support of its major customers for the listing and in terms of a strong pipeline of future business, and which has significant growth potential as demand for hybrid and electric vehicles and related technologies increases. As a public company, Evtec will have greater access to capital which will be used to fund its organic growth as well as potential future acquisitions. In aggregate, Evtec has a forward looking order book of an estimated £540.5 million (being the aggregate of the order books for existing parts and new parts) with estimated capital expenditures of approximately £40 million over the next five years. Blackboxstocks believes that it can significantly enhance stockholder value by allowing its stockholders to retain 100% of their economic interest in the current Blackboxstocks operations via a contingent value right “CVR” and retain a 26.8% interest in the Combined Company. For a discussion of Blackboxstocks’ and Evtec’s reasons for the Exchange, see the section titled “The Exchange— Blackboxstocks Reasons for the Exchange” and “The Exchange—Evtec Board’s Reasons for the Exchange” in this information statement/prospectus.

Q:           What will Evtec Securityholders receive in the Exchange?

A:          Immediately after the consummation of the Exchange, the holders of Evtec share capital (including all Evtec shares issued in connection with the Pre-Closing Financing) will receive shares of Blackboxstocks common stock equal to the Exchange Ratio for each Evtec ordinary share held immediately prior to the Closing. Immediately following the Closing and assuming an Exchange Ratio of 301.8 shares of Blackboxstocks Common Stock for each Evtec Ordinary Share (which assumes that Evtec raises $5.0 million in the Pre-Closing Financing), the Evtec securityholders are expected to own approximately 73.2% of the outstanding common stock of the Combined Company, as described in the section titled “The Exchange Agreement—Exchange Consideration and Exchange Ratio.”

Q:           What will Blackboxstocks Securityholders receive in the Exchange?

A:          At the Closing, Blackboxstocks stockholders will continue to own and hold their existing shares of Blackboxstocks common stock. Immediately following the Closing and assuming an Exchange Ratio of 301.8 shares of Blackboxstocks Common Stock for each Evtec Ordinary Share (which assumes that Evtec raises $5.0 million in the Pre-Closing Financing), the pre-Closing Blackboxstocks stockholders are expected to retain approximately 26.8% of the outstanding common stock of the Combined Company, as described in the section titled “The Exchange Agreement—Exchange Consideration and Exchange Ratio.”

In addition, pre-Closing Blackboxstocks common stockholders will receive contingent value rights (“CVRs”) for each share of Blackboxstocks common stock held of record as of immediately prior to the Closing. The CVRs will represent the rights to receive cash payments or, under certain circumstances, distribution of securities of Blackbox.io Inc. held by Blackboxstocks, in connection with certain transactions involving the assets, rights, and properties owned, used, or useable by Blackbox.io Inc. in connection with or related to the business as conducted by Blackbox.io Inc. and all of the Company’s rights therein (the “CVR Agreement) within 24 months of Closing. Blackbox.io Inc. is a wholly owned subsidiary of Blackboxstocks organized to continue legacy business operations of the Company as conducted prior to the Exchange.

Pursuant to the Exchange Agreement and the CVR Agreement, each share of Blackboxstocks common stock held by Blackboxstocks stockholders as of a record date immediately prior to the Closing will receive a dividend of one CVR entitling such holders to receive, in connection with certain transactions within 24 months of Closing involving Blackbox.io Inc. or its assets occurring on or prior to an agreed-upon expiration date, an aggregate amount equal to the net proceeds received divided by the total number of shares of CVRs outstanding as of such record date or, the pro rata distribution of the shares of Blackbox.io Inc. common stock held by Blackboxstocks. See the section titled “Agreements Related to the Exchange—The Contingent Value Rights Agreement” in this information statement/prospectus.

Q:           Who will be the directors of the Combined Company following the Exchange?

A:           Following the Closing, the board of directors of the Combined Company will include a total of six directors, who have been designated by Evtec under the terms of the Exchange Agreement. It is anticipated that, following the Closing, the board of directors of the Combined Company will be constituted as follows:

Name	Current Principal Affiliation

David Roberts	Current Director of Evtec and to be appointed as a Director of Blackboxstocks effective immediately upon Closing

Robert Winspear	Current Director, Chief Financial Officer and Secretary of Blackboxstocks

Steven Norris	Current Non-Executive Director of Evtec and to be appointed Non-Executive Director/Chairperson of Blackboxstocks effective immediately upon Closing

Julia Steinbrenner	Current Non-Executive Director of Evtec and to be appointed Non-Executive Director of Blackboxstocks effective immediately upon Closing

Stephen (“Steve”) Ilott	Current Non-Executive Director of Evtec and to be appointed Non-Executive Director of Blackboxstocks effective immediately upon Closing

Anil Khurana	Current Non-Executive Director of Evtec and to be appointed Non-Executive Director of Blackboxstocks effective immediately upon Closing

Q:           Who will be the executive officers of the Combined Company following the Exchange?

A:           Immediately following the Closing, the executive management team of the Combined Company is expected to be as follows:

Name	Title

David Roberts	Chief Executive Officer and President, Evtec Holdings Inc.

Robert Winspear	Chief Financial Officer and Secretary, Evtec Holdings Inc.

David G. Roberts	Group Finance Director, Evtec

Keith Stanton	Group Managing Director, Evtec

Gust Kepler	Chief Executive Officer, President, Secretary, Treasurer and sole Director of Blackbox.io, Inc.

Q:           What are the U.S. federal income tax consequences of the Exchange to U.S. Holders?

A:         Blackboxstocks and Evtec intend to treat the Exchange as constituting a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (a “B-Reorganization”). As further described in the section titled “The Exchange—U.S. Federal Income Tax Consequences” in this information statement/prospectus, whether the Exchange constitutes a B-Reorganization is uncertain.

If the Exchange is not treated as a B-Reorganization, then, subject to the limitations and qualifications described in the above referenced section of this information statement/prospectus, each U.S. Holder of Evtec share capital will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Blackboxstocks common stock issued to such U.S. Holder in the Exchange. The U.S. federal income tax consequences to each U.S. Holder of Evtec share capital will depend on that stockholder’s particular circumstances. Each U.S. Holder of Evtec share capital should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Exchange to that stockholder.

There are no expected material U.S. federal income tax consequences of the Exchange to U.S. Holders of Blackboxstocks common stock.

Q:           What are the U.S. federal income tax consequences of the receipt of CVRs to U.S. Holders?

A:          Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment or distribution of securities (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made. However, as further described in the section titled “Agreements Related to the Share Exchange—The Contingent Value Rights Agreement” in this information statement/prospectus, there is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Blackboxstocks’ common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.” If the issuance of the CVRs is treated as an “open transaction,” a U.S. Holder (as defined in the above referenced section of this information statement/prospectus) would not generally recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments or distribution of securities (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the U.S. Holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining payment. Dividends received by individual U.S. Holders are currently eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

The tax consequences to you of the receipt of CVRs are subject to substantial uncertainty and may also depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

Q:           What conditions must be satisfied to complete the Exchange?

A:          Blackboxstocks and Evtec are not required to complete the Exchange unless a number of conditions are satisfied or waived, which we refer to as the “closing conditions.” These closing conditions include, among other customary closing conditions:

●	No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) preventing the consummation of the Exchange;
●

The Approval Actions shall have been approved by written consent of the Consenting Stockholder and any requisite time required after delivery of the information statement/prospectus to the Blackboxstocks stockholders prior to the consummation of the Exchange Act shall have elapsed;

●	The shares of Blackboxstocks common stock to be issued in connection with the Exchange shall be approved for listing on Nasdaq;
●	All domestic and foreign antitrust approvals, to the extent applicable, shall have been obtained;
●

Resignation letters from each resigning member of the board of directors and resigning officers of Blackboxstocks, and appointments of Evtec post-Closing directors effective as of the Closing shall have been delivered to Evtec;

●	Execution of an employment agreement between Blackboxstocks and Robert L. Winspear;
●	Execution of an Option Agreement by Blackboxstocks and Gust Kepler for the sale and repurchase of Mr. Kepler’s Series A Stock;
●	Evtec shall have secured equity financing in the amount of at least $5,000,000, of which $1,250,000 has been raised to date; and
●	Evtec shall have satisfied all obligations set forth in the Binding Amendment to the Binding Letter of Intent dated November 21, 2023.

In addition, each of Blackboxstocks’ and Evtec’s respective obligations to complete the Exchange, is subject to, among other conditions, the accuracy of the other party’s representations and warranties described in the Exchange Agreement (subject in many cases to “materiality” and “material adverse effect” qualifications) and the other parties’ compliance with its covenants and agreements in the Exchange Agreement in all material respects.

Q:           What happens if the Exchange is not completed?

A:          If the Exchange is not completed, Blackboxstocks and/or Evtec may be subject to the termination provisions of the Exchange Agreement which are further described in the section titled “The Exchange Agreement—Termination of the Exchange Agreement” in this information statement/prospectus. Generally, under certain circumstances provided for in the Exchange Agreement, termination may cause Blackboxstocks or Evtec to be liable for a $500,000 termination fee along with all fees and expenses (up to $250,000) incurred in connection with the authorization, negotiation, execution and performance of the Exchange Agreement and the Transactions to be consummated thereunder.

Q:           Do persons involved in the Exchange have interests that may conflict with mine as a Blackboxstocks stockholder?

A:          Yes. You should be aware that certain Blackboxstocks directors and executive officers have interests in the Exchange that are different from, or are in addition to, yours. In connection with the Exchange, Blackboxstocks and Gust Kepler, a director and our Chief Executive Officer and President, will enter into an Option Agreement (the “Option Agreement”) pursuant to which, subject to consummation of the Exchange, Blackboxstocks shall have the right to call for redemption and Mr. Kepler shall have the right to cause Blackboxstocks to redeem all of the issued and outstanding Series A Convertible Preferred Stock of Blackboxstocks held by Mr. Kepler in exchange for shares of Series A Convertible Preferred Stock of Blackbox.io Inc. If the Option Agreement is exercised, the shares of Series A Convertible Preferred Stock of Blackbox.io Inc. Mr. Kepler would receive, each share of which is entitled to 100 votes on all stockholder matters, would vest him with direct voting control over Blackbox.io Inc. Mr. Kepler is currently the Chief Executive Officer, President, Secretary, Treasurer and sole director of Blackbox.io, Inc. In addition, Robert Winspear, a director and the current Chief Financial Officer and Secretary of Blackboxstocks, will continue to serve in such positions for the Combined Company after the Exchange. See “The Exchange—Interests of the Blackboxstocks Directors and Executive Officers in the Exchange” in this information statement/prospectus.

Q:           When do you expect the Exchange to be consummated?

A:          Blackboxstocks and Evtec anticipate that the Closing of the Exchange will occur in the third quarter of 2024, shortly after the 20-day period after the mailing of this information statement/prospectus, but the companies cannot predict the exact timing. For more information, see the section titled “The Exchange Agreement—Conditions to the Closing of the Exchange Agreement” in this information statement/prospectus.

Q:           What approval by Blackboxstocks stockholders is required to adopt the Exchange Agreement and, therefore, approve the Exchange?

A:          The Exchange Agreement and Transactions to be consummated thereunder were approved by our Board of Directors (the “Board”) by written consent on December 12, 2023. Thereafter, on May 6, 2023, a Blackboxstocks stockholder beneficially owning 573,210 issued and outstanding shares of our common stock and all 3,269,998 issued and outstanding shares of our Series A Preferred stock (the “Consenting Stockholder”) executed a written consent approving the Approved Actions. The Consenting Stockholder held of record on the Record Date issued and outstanding shares of common stock and Series A Preferred stock representing 99.2% of the votes on all matters submitted to a vote of the stockholders, which was sufficient to approve the adoption of the Exchange Agreement and, therefore, approve the Exchange.

Q:           Can Blackboxstocks stockholders dissent and require appraisal of their shares?

A:           No. Blackboxstocks stockholders will not have dissenters’ rights to be paid the value of their shares in cash in connection with the Exchange. See “The Exchange - No Appraisal Rights and Dissenters’ Rights.”

Q:           Who can help answer my questions?

A:         If you are a Blackboxstocks stockholder and would like additional copies, without charge, of this information statement/prospectus or if you have questions about the Exchange, you should contact:

Blackboxstocks Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Attention: Corporate Secretary

If you are a holder of Evtec share capital, and would like additional copies, without charge, of this information statement/prospectus or if you have questions about the Exchange, you should contact:

Evtec Aluminium Limited

Chelmarsh Daimler Green, Coventry, CV6 3LT, England

Tel: +44 024-7642-7000

Attention: Amaya Corcuera

PROSPECTUS SUMMARY

This summary highlights selected information from this information statement/prospectus and may not contain all of the information that is important to you. To better understand the Exchange and the Approved Actions taken by the Consenting Stockholder, you should read this entire information statement/prospectus carefully, including the other exhibits and appendices to which you are referred herein. For more information, see the section titled “Where You Can Find More Information & Incorporation by Reference” in this information statement/prospectus.

The Companies

Blackboxstocks Inc.

Blackboxstocks Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Blackboxstocks Inc., a Nevada corporation is a holding company that serves as the parent of its operating subsidiary, Blackbox.io Inc., a Delaware corporation. Blackboxstocks common stock is currently listed on the Nasdaq Capital Market under the ticker symbol “BLBX.” The Company’s website address is https://blackboxstocks.com. Information contained on the Company’s website or connected thereto is provided for textual reference only and does not constitute part of, and is not incorporated by reference into, this information statement/prospectus or the registration statement of which it forms a part.

Blackbox.io Inc.

Blackbox.io Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Blackbox.io Inc., a Delaware corporation and wholly owned operating subsidiary of Blackboxstocks Inc., is a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels. Our web-based software (the “Blackbox System”) employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. We continuously scan the New York Stock Exchange (“NYSE”), NASDAQ, Chicago Board Options Exchange (the “CBOE”) and other options markets, analyzing over 10,000 stocks and over 1,500,000 options contracts multiple times per second. We provide our users with a fully interactive social media platform that is integrated into our dashboard, enabling our users to exchange information and ideas quickly and efficiently through a common network. We have also introduced a live audio/video feature that allows our members to broadcast on their own channels to share trading strategies and market insight within the Blackbox community. We employ a subscription- based Software as a Service (“SaaS”) business model and maintain a growing base of users that spans over 40 countries.

The Blackbox System web application was launched for domestic use and made it available to subscribers in September 2016. Subscriptions for the use of the Blackbox System web application are sold on a monthly and/or annual subscription basis to individual consumers through the Blackboxstocks website at https://blackboxstocks.com.

Evtec Aluminium Limited

Evtec Aluminium Limited

Having its registered office address at: Chelmarsh, Daimler Green, Coventry, CV6 3LT, England+44 024-7642-7000

Evtec Aluminium Limited (“Evtec”), a company registered in England and Wales with registration number 13182146, specializes in the design, manufacture and supply of aluminum parts and tools to its principal customer, Jaguar Land Rover (“JLR”), Britain’s largest automotive manufacturer, and other intermediate suppliers to European Original Equipment Manufacturers (“OEMs”). Evtec aims to develop parts with extreme performance, durability, and lightweight construction in mind.

Evtec is attractive to OEMs, such as JLR, because it provides a complete solution by offering both foundry and machining capabilities, as well as in-house engineering capabilities to be able to develop tools which will be used in JLR’s assembly line for new hybrid and electric vehicles. Evtec operates from two sites in the United Kingdom (UK), one in Coventry and one in Kidderminster. Both sites are located in the ‘West Midlands’, an area of the United Kingdom, recognized as a traditional automotive manufacturing center. Evtec’s Kidderminster site is a High Pressure Die Casting (“HPDC”) foundry, the most modern one of its type in the UK, producing strong, light weight complex aluminum parts for use in hybrid engines and electric power units such as motor housings and electronic drive units. The parts produced in Kidderminster are transported daily to Chelmarsh, Evtec’s site in Coventry, which houses one of the UK’s largest machining facilities, where the cast parts are machined and sequenced for delivery to its OEM customers on a ‘Just in Time’ basis.

Evtec’s sites are located nearby to JLR’s headquarters in Coventry and JLR’s iconic plant in Solihull where Land Rover has manufactured its pioneering vehicles since 1947. Evtec’s infrastructure and geographic location means that it is perfectly located to provide “Just in Time” delivery capability to OEMs and other automotive suppliers in the United Kingdom, which has become increasingly important in a new era of supply chain shocks and geopolitical problems, which has led to widespread disruption across the automotive industry.

The Combined Company Following the Exchange

The Combined Company will continue to be a Nevada corporation, which has elected to be taxed as a C-Corporation under the Internal Revenue Code. The Combined Company is expected to have a pro forma equity market capitalization of approximately $33,345,000 and a total enterprise value (including debt) of approximately $51,218,000 based on Blackboxstocks’ closing price of $2.77 per share and Evtec’s fair market value of $835.92 per share on May 3, 2024. The business of the Combined Company will be conducted through its subsidiaries, including Blackbox.io, Inc. and Evtec Aluminium Limited.

The Combined Company will operate under the name “Evtec Holdings, Inc.” and expects its common stock to trade on the Nasdaq Capital Market under the symbol “EVHI.”

The Combined Company’s principal executive offices will be located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240.

The Exchange

Blackboxstocks will acquire the entire issued and outstanding share capital of Evtec (including all shares issuable in connection with the Pre-Closing Financing). At the Closing, each ordinary share of Evtec will be acquired by Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock, $0.001 par value per share, based on the Exchange Ratio (described further in this information statement/prospectus), rounded to the nearest whole share of Blackboxstocks common stock after aggregating all fractional shares issuable to each Seller. Immediately following the Closing (assuming Evtec raises $5.0 million in Pre-Closing Financing), the Blackboxstocks pre-Closing common stockholders and holders of Evtec’s share capital are expected to own approximately 26.8% and 73.2%, respectively, of the outstanding common stock of the Combined Company. Following the Closing, the board of directors of the Combined Company will include a total of six directors, designated by Evtec. In the event either Gust Kepler or the Combined Company elects to exercise its Option Agreement pursuant to which either party shall have the right to cause redemption all of the issued and outstanding Series A Convertible Preferred Stock of the Combined Company retained by Mr. Kepler, voting control of the Combined Company would effectively be vested in the holders of common stock of the Combined Company.

Reasons for the Exchange

Blackboxstocks and Evtec believe that the Combined Company will have the following potential advantages:

●

As a public company, Evtec will have greater access to capital in order to fund its organic growth. In aggregate, Evtec management estimates a forward looking order book of an estimated £540.5 million (being the aggregate of the order books for existing parts and new parts). Evtec anticipates investing approximately £40,000,000 into machinery and equipment in order to increase its production capacity to be able to meet this demand and expansion into supplying multiple OEMs;

●

As a public company, Evtec will have greater access and flexibility with respect to financing future acquisitions. Evtec’s strategy includes acquiring additional businesses. As a public company, Evtec will have not only have a wider array of financing options at its disposal but will also have more credibility with potential targets with respect to financial strength;

●	Evtec will have a greater public profile as a public company. This will aid in its ability to find suitable acquisition targets as well as hire and retain key employees and executives; and

●

Blackboxstocks’ current stockholders will retain their current ownership of the Blackbox.io Inc. value via the CVR and also retain a 26.8% interest in the Combined Company. This allows Blackboxstocks stockholders the ability to receive significant value for being a Nasdaq listed company while retaining their current ownership interest in the Blackboxstocks operations.

Certain factors considered by the Blackboxstocks board of directors and Evtec board of directors in reaching their determination can be found in the sections entitled “The Exchange—Blackboxstocks Board’s Reasons for the Exchange” and “The Exchange—Evtec Board’s Reasons for the Exchange.”

Interests of Blackboxstocks’ Directors and Executive Officers in the Exchange

In connection with the consummation of the Exchange, Blackboxstocks’ directors and executive officers have interests in the Exchange that may be different from, or in addition to, those of the stockholders of Blackboxstocks generally. In connection with the Exchange, Blackboxstocks and Gust Kepler, a director and our Chief Executive Officer and President, will enter into an Option Agreement (the “Option Agreement”) pursuant to which, subject to consummation of the Exchange, Blackboxstocks shall have the right to call for redemption and Mr. Kepler shall have the right to cause Blackboxstocks to redeem all of the issued and outstanding Series A Convertible Preferred Stock of Blackboxstocks held by Mr. Kepler in exchange for shares of Series A Convertible Preferred Stock of Blackbox.io Inc. If the Option Agreement is exercised, Mr. Kepler would receive Series A Convertible Preferred Stock of Blackbox.io Inc. each share of which is entitled to 100 votes on all stockholder matters, which would vest him with direct voting control over Blackbox.io Inc. Mr. Kepler is currently the Chief Executive Officer, President, Secretary, Treasurer and sole director of Blackbox.io, Inc. In addition, Robert Winspear, a director and the current Chief Financial Officer and Secretary of Blackboxstocks, will continue to serve in such positions for the Combined Company after the Exchange. The Blackboxstocks Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Exchange Agreement, the Exchange and related Transactions. For additional information, see “The Exchange—Interests of Blackboxstocks’ Directors and Executive Officers in the Exchange.”

Interests of Evtec’s Directors and Executive Officers in the Exchange

In connection with the consummation of the Exchange, the Evtec directors and executive officers have an interest in the transaction by virtue of individual shareholding in Evtec. Such shares will be acquired by Blackboxstocks as part of the Exchange. Furthermore, certain directors and executive officers of Evtec will be appointed to the board of directors of the Combined Company. Further information concerning the interests of the directors and executive officers are detailed in the section entitled, “The Exchange—Interests of Evtec’s Directors and Executive Officers in the Exchange.”

Directors and Management of the Combined Company After the Exchange

Following the consummation of the Exchange, the board of directors of the Combined Company will consist of six members, comprised of David Roberts, Robert Winspear, Steven Norris, Julia Steinbrenner, Stephen (“Steve”) Ilott and Anil Khurana, with Steven Norris to be appointed Chairman of the Combined Company’s board of directors. Effective as of the Closing of the Exchange, the Combined Company’s executive officers are expected to include David Roberts, who will serve as Chief Executive Officer and President, Robert Winspear who will serve as Chief Financial Officer and Secretary, Keith Stanton, who will serve as Group Managing Director, David G. Roberts, who will serve as Group Finance Director and Gust Kepler who will serve as Chief Executive Officer of Blackbox.io, Inc.

Regulatory Approvals Required to Complete the Exchange

In the United States, Blackboxstocks must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq (the “Nasdaq Listing Rules”) in connection with the issuance of shares of Blackboxstocks common stock and the filing of this information statement/prospectus.

Listing of Blackboxstocks Common Stock

Blackboxstocks intends to file an initial listing application with the Nasdaq Capital Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. It is a condition to completion of the Exchange that the Blackboxstocks common stock issuable in connection with the Exchange be approved for listing on Nasdaq, subject to consummation of the Exchange and official notice of issuance. No delisting or suspension in trading of Blackboxstocks common stock on Nasdaq shall have occurred and be continuing upon the consummation of the Exchange.

Anticipated Accounting Treatment

Blackboxstocks prepares its financial statements in accordance with U.S. GAAP. The Exchange will be accounted for as a reverse acquisition using the acquisition method of accounting, with Evtec considered the acquirer for accounting purposes. For more information, see “The Exchange—Anticipated Accounting Treatment.”

No Appraisal Rights and Dissenters’ Rights

Under the Nevada Revised Statutes (“NRS”), the stockholders of Blackboxstocks do not have dissenters’ or appraisal rights in connection with the issuance of shares of common stock pursuant to the Exchange Agreement and the resulting change of control of Blackboxstocks. Evtec shareholders generally do not have appraisal rights under English law.

Voting Required for Approval of the Exchange

The shares of Blackboxstocks common stock and preferred stock are the only classes of voting securities of the Company outstanding (the “Voting Stock”). Each share of common stock is entitled to one (1) vote per share on all matters submitted to a vote of the stockholders. As of the Record Date, there were 3,226,145 shares of common stock issued and outstanding. Each share of Series A Preferred stock of the Company is entitled to one hundred (100) votes per share on all matters submitted to a vote of the stockholders. As of the Record Date, there were 3,269,998 shares of Series A Preferred stock issued and outstanding, collectively representing 326,999,800 votes on each matter presented to the stockholders for a vote. For the approval of the Approved Actions necessary to consummate the Exchange and related Transactions, the consent of a majority of the voting power on the Record Date, or 165,193,256 out of 330,386,510 total stockholder votes, was required for approval by written consent without a meeting.

This condition was satisfied following the execution and delivery of written consent by Gust Kepler, a director, Chief Executive Officer and majority stockholder beneficially owning 573,210 issued and outstanding shares of our common stock and all 3,269,998 issued and outstanding shares of our Series A Preferred stock, representing 99.2% of the votes on all matters submitted to a vote of the stockholders (the “Consenting Stockholder”) approving the Approved Actions. No further approval of Blackboxstocks stockholders is required to adopt the Exchange Agreement or to approve the Exchange. Therefore, your vote is not required and is not being sought. We are not asking you for a proxy, and you are requested not to send us a proxy. This information statement/prospectus is being provided to you for informational purposes only.

The Exchange Agreement

Exchange Consideration and Exchange Ratio

At the Closing, each ordinary share of Evtec will be acquired by Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock based on the Exchange Ratio, rounded to the nearest whole share of Blackboxstocks common stock after aggregating all fractional shares issuable to each Seller. Each Evtec ordinary share in issue immediately prior to the Closing will be sold to Blackboxstocks by the Seller that owns such Evtec ordinary share in consideration for such number of duly authorized, validly issued, fully paid and non-assessable shares of Blackboxstocks common stock as is equal to the Exchange Ratio, rounded to the nearest whole share of Blackboxstocks common stock (after aggregating all fractional shares of Blackboxstocks common stock issuable to such Seller). No fractional shares of Blackboxstocks will be issued in the Exchange. For more information, see “The Exchange Agreement—Exchange Consideration and Exchange Ratio.”

Conditions to the Closing of the Exchange

A number of conditions must be satisfied or, to the extent permitted by law, waived before the Exchange can be consummated. These include, among others:

●	no injunction or law prohibiting the Exchange;

●

the approval of issuing Blackboxstocks common stock pursuant to the Exchange, changing the name of Blackboxstocks, Inc., and giving effect to the contemplated Transactions by Blackboxstocks’ consenting shareholder;

●

effectiveness of the registration statement on this information statement/prospectus, no stop order suspending the effectiveness of the Form S-4 having been initiated by the SEC, and no unresolved proceeding in respect of this information statement/prospectus initiated by the SEC;

●	authorization for listing on Nasdaq of the Blackboxstocks common stock to be issued in connection with the Exchange, subject to consummation of the Exchange and official notice of issuance;

●	obtaining any applicable antitrust approvals;

●	the accuracy of each party’s representations and warranties, subject in most cases to materiality and material adverse effect qualifications;

●	material performance and compliance with each party’s agreements and covenants;

●

the receipt of certain corporate documents including, but not limited to, certificates of good standing, formation and governing documents, officer’s certificates, powers of attorney, share certificates, allocation certificates, waivers, and consents;

●	the receipt of resignation letters from each resigning member of the Blackboxstocks board of directors and board resolutions removing certain Blackboxstocks officers from their respective positions;

●	no delisting or suspension in trading of Blackboxstocks common stock on Nasdaq;

●	assignment of all Blackboxstocks contracts to Blackbox.io Inc., except for contracts that are primarily related to or required by Blackboxstocks to operate as a public or Nasdaq listed company;

●	the execution of an employment agreement between Blackboxstocks and Robert L. Winspear;

●	Evtec raising not less than $5.0 million of equity financing after the date of the Exchange Agreement but prior to Closing;

●	Evtec’s full compliance with and satisfaction of all of its obligations set forth in the Binding Amendment to the Binding Letter of Intent dated November 21, 2023 (the “Binding LOI Amendment”).

Termination of the Exchange Agreement

The Exchange Agreement may be terminated under certain circumstances, including: (i) by either party upon mutual written consent, (ii) by either party if the Exchange has not been consummated before June 30, 2024, subject to extension upon certain conditions, (iii) by either party if a governmental body prohibits the Exchange, (iv) by Evtec upon an uncured breach by Blackboxstocks that would reasonably be expected to cause the closing conditions not to be satisfied, (v) by Evtec upon an uncured Blackboxstocks Material Adverse Effect, (vi) by Blackboxstocks upon an uncured breach by Evtec that would reasonably be expected to cause the closing conditions not to be satisfied, (vii) by Blackboxstocks upon an uncured Evtec Material Adverse Effect. For more information regarding termination of the Exchange Agreement, see “The Exchange Agreement—Termination of the Exchange Agreement.”

Termination Fees and Expense Amounts

In connection with the termination of the Exchange Agreement under specified circumstances, Blackboxstocks may be required to pay to Evtec a termination fee of $500,000 plus certain fees and expenses (up to $250,000), or Evtec may be required to pay Blackboxstocks a termination fee of $500,000 plus certain fees and expenses (up to $250,000). Notwithstanding the foregoing, Evtec shall be responsible for up to $175,000 of Blackboxstocks’ legal fees and expenses as set forth in Binding LOI Amendment, regardless of whether or not the Exchange Agreement is terminated. For more information regarding the fee and expense amount, see “The Exchange Agreement—Termination of the Exchange Agreement—Termination Fees and Expense Amounts.”

Agreements Related to the Exchange

Blackboxstocks’ Written Consent of Consenting Shareholder

In connection with the Exchange Agreement, the Consenting Stockholder consented to, approved, and adopted resolutions relating to the Exchange including (i) the Exchange Agreement, Exchange, and issuance of shares of Blackboxstocks common stock as provided in the Exchange Agreement, (ii) issuance of shares of Blackboxstocks common stock to the holders of Evtec share capital in the Exchange constituting a change of control under Nasdaq Listing Rules, (iii) amending Blackboxstocks’ articles of incorporation, and (iv) authorizing Blackboxstocks’ board of directors to cause the Company to perform its obligations under the Exchange Agreement and file a certificate of amendment to the Company’s articles of incorporation. For more information regarding the Written Consent of Consenting Shareholder, see “Agreements Related to the Exchange—Blackboxstocks’ Written Consent of Consenting Shareholder.”

The Option Agreement

Blackboxstocks and Gust Kepler will enter into the Option Agreement as a condition to Closing of the Exchange under the Exchange Agreement. The Option Agreement provides for the right of Blackboxstocks to call for redemption and provides Mr. Kepler the right to cause Blackboxstocks to redeem all of the issued and outstanding shares of Series A Convertible Preferred Stock of Blackboxstocks held by Mr. Kepler in exchange for shares of Series A Convertible Preferred Stock of Blackbox.io Inc. In the event either Gust Kepler or the Combined Company elects to exercise its Option Agreement pursuant to which either party shall have the right to cause redemption all of the issued and outstanding Series A Convertible Preferred Stock of the Combined Company retained by Mr. Kepler, voting control of the Combined Company would effectively be vested in the holders of common stock of the Combined Company. For more information regarding the Option Agreement, see “Agreements Related to the Exchange—The Option Agreement.”

Joinder Agreements

Any person who acquires shares in Evtec share capital after the date of the Exchange Agreement and before Closing is required to execute a Joinder Agreement which causes such person to be fully bound by and subject to the provisions of, and be a party to, the Exchange Agreement as a Seller thereunder as though an original party thereto.

Contingent Value Rights Agreement

Upon Closing of the Exchange, Blackboxstocks, Blackbox.io Inc., the Rights Agent (as defined therein), and the Holder Representative (as defined therein) will enter into a CVR Agreement entitling each holder of Blackboxstocks common stock on a record date prior to the Closing of the Exchange to a dividend of one CVR issued by Blackboxstocks per share of Blackboxstocks common stock held by such Holder. The CVRs will do not have any voting or dividend rights, will not accrue interest on any amount payable on the CVRs to any Holder, do not represent any equity or ownership interest in the Company, and do not constitute a security of the Company. For more information on the CVR Agreement, see “Agreements Related to the Exchange—The Contingent Value Rights Agreement.”

U.S. Federal Income Tax Consequences

The parties intend for the Exchange to constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code). Blackboxstocks and Evtec intend to treat the Exchange as constituting a reorganization within the meaning of Section 368(a)(1)(B) of the Code (a “B-Reorganization”). The U.S. Holder’s tax basis of the shares of Blackboxstocks common stock received will be the same as the tax basis of the U.S. Holder’s Evtec ordinary shares exchanged therefor. The holding period of the Blackboxstocks common stock in the hands of the U.S. Holder would include the holding period of the U.S. Holder’s ordinary shares of Evtec exchanged therefor.

If the Exchange is not treated as a B-Reorganization, then, subject to the limitations and qualifications described in the above referenced section of this information statement/prospectus, each U.S. Holder of Evtec share capital will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Blackboxstocks common stock issued to such U.S. Holder in the Exchange. The U.S. federal income tax consequences to each U.S. Holder of Evtec share capital will depend on that stockholder’s particular circumstances. Each U.S. Holder of Evtec share capital should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Exchange to that stockholder.

There are no expected material U.S. federal income tax consequences of the Exchange for U.S. Holders of Blackboxstocks common stock.

Material U.K. Income and Capital Gains Tax Consequences of the Exchange

The summary set out below is based on current United Kingdom (“UK”) tax law and HM Revenue and Customs (“HMRC”) practice (which may not be binding on HMRC) as of the date of this information statement/prospectus, both of which are subject to change, possibly with retrospective effect.

Blackboxstocks and Evtec intend the Exchange to qualify as a UK tax free reorganization. Subject to certain conditions, the Capital Gains Tax (“CGT”) legislation in Section 135 TCGA 1992 provides that Evtec ordinary shares exchanged for Blackboxstocks common stock may be treated for UK tax residents as a reorganization of the original holding such that the Blackboxstocks common stock may be treated as if they were, and as having been acquired at the same time and for the same consideration as, the original Evtec stockholding and, where this treatment applies, there should be no disposal for CGT purposes as a result of such reorganization.

The conditions of Section 135 TCGA 1992 are:

●	Blackboxstocks will hold more than 25% of the ordinary share capital of Evtec; and

●

The exchange of securities takes place for bona fide commercial reasons and does not form part of a scheme or arrangements, of which the main purpose, or one of the main purposes is the avoidance of liability to CGT (Section 137 TCGA 1992).

Evtec has applied for an advance clearance from HMRC under Section 138 TCGA 1992 that the bona fide commercial reasons test applies but there is no guarantee that such clearance will be received. It should be noted that this test should only be relevant in the case of stockholders who (together with persons connected with them) currently hold more than 5% of the shares in Evtec.

Evtec has also applied for advance clearance from HMRC under Section 701 ITA 2007 and Section 748 CTA 2010 that the main purpose, or one of the main purposes, of the Exchange is not to obtain an income tax or corporation tax advantage for UK individual or corporate stockholders, so that the transactions in securities rules should not apply to recharacterize the Exchange into a taxable event from the perspective of such individuals or corporates.

In the event that the conditions of Section 135 TCGA 1992 are not met and/or HMRC otherwise does not provide its clearance, the Exchange will be a chargeable event under the provisions of the CGT legislation. Each UK stockholder of Evtec share capital will generally recognize a chargeable gain or loss on the receipt of shares of Blackboxstocks common stock issued to such holder of Evtec share capital.

Comparison of Rights of Blackboxstocks Stockholders and Evtec Shareholders

Holders of Evtec ordinary shares will have different rights following the effective time of the Exchange Agreement because they will hold Blackboxstocks common stock instead of Evtec ordinary shares, and there are differences between the governing documents of Evtec and Blackboxstocks. Blackboxstocks is incorporated under the laws of State of Nevada, and the rights of stockholders of Blackboxstocks are currently, and will continue to be, governed by the Nevada Revised Statutes. The internal affairs of Blackboxstocks are currently, and will continue to be, governed by Blackboxstocks’ amended and restated articles of incorporation and amended and restated bylaws. Evtec is registered in England and Wales, and the rights of Evtec shareholders are currently governed by the Companies Act of 2006. The internal affairs of Evtec are currently governed by the respective company’s articles of association.

After the Closing, Evtec shareholders will become stockholders of Blackboxstocks. Due to differences between the governing laws and documents of Evtec and Blackboxstocks, the Exchange will result in Evtec shareholders having different rights once they become Blackboxstocks stockholders. For more information regarding the differences in rights of Blackboxstocks stockholders and Evtec shareholders, see “Comparison of Rights of Blackboxstocks Stockholders and Evtec Shareholders.”

Summary of Risk Factors

Both Blackboxstocks and Evtec are subject to various risks associated with their industries. Some of the risks related to Evtec’s business and industry include, but are not limited to, the following risks:

●	Reduced demand from JLR and its wider supply chain could have a serious impact on Evtec.
●	The ability of Evtec to improve revenues is dependent upon demand by JLR for aluminium parts.
●	Evtec relies on UK domestic customers and intermediate suppliers to OEMs.
●	Dependence on Evtec Key Personnel.
●	Evtec is historically dependent upon debt finance to satisfy its working capital requirements.
●	Evtec has limited operating history, is currently loss-making and may continue to generate losses in future.
●	Evtec is subject to default risk in respect of it secured debt obligations.
●	Evtec has outstanding liabilities to HMRC.
●	The proposed acquisitions which Evtec plan to undertake may be subject to competition and antitrust laws.
●	Evtec is reliant on a number of intellectual property licenses in the operation of its business.
●	Evtec’s plans to achieve growth by investing in undervalued suppliers to OEMs.
●	Evtec occupies the Coventry and Kidderminster sites on a leasehold basis.
●	The success of Evtec is dependent effectively managing its cost base and maintaining profitable margins.
●	Evtec is required to maintain high standards of health and safety compliance.
●	Evtec may be subject to product liability claims.
●	Evtec’s litigation risk.
●	Evtec is subject to a number of environmental compliance obligations.
●	A number of Evtec employees are members of trade unions.
●	Evtec’s aluminium supply chain is sourced solely from suppliers in the UK.
●	Evtec is heavily reliant on the UK employment market for staffing its operations.
●	Evtec is subject to the risk of the outbreak of infectious diseases, such as COVID-19.
●	UK and global infrastructure is currently inadequate to meet the expected demand for electric vehicles.
●	Global supply of raw materials for hybrid and electric vehicles is currently insufficient to meet expected demand.

●	Evtec’s business is intrinsically linked to the successful launch of products by OEMs, particularly JLR.
●	New automotive technology may overtake or offer significant competition to traditional ICE vehicles.
●	Evtec and its customers operate in the automotive industry which is cyclical and subject to fluctuations.
●	The cost to consumers of electric and even hybrid vehicles is perceived as higher compared to ICE vehicles.
●	OEMs based in the UK, such as JLR, face competition from overseas OEMs, especially those from China.
●	There is a possibility that new materials could displace aluminium in the production of automotive vehicles.
●	Evtec operates in the OEM industry which is a highly competitive environment.

In addition, the Exchange, including the possibility that the Exchange may not be completed, poses a number of risks to the Company and the Company’s shareholders, including the following risks:

●	Adverse tax consequences could negatively affect the Combined Company or its share price, following completion of the Exchange.
●	The Company will allocate time, resources and non-recurring costs related to the Exchange.
●	Shares issuable by Blackboxstocks may be adjusted between the date of Exchange Agreement and Closing.
●	The Exchange may not be completed on the terms or timeline currently contemplated, or at all.
●	The unaudited pro forma financial information herein is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company.
●	Completion of the Exchange may trigger certain provisions in agreements to which the Company or its operating subsidiary is a party.
●	Failure to complete the Exchange could adversely affect the market price of the Blackboxstocks common shares as well as its business, financial condition and results of operations.
●	Current holders of Blackboxstocks common shares will have a significantly reduced ownership and voting interest in the Combined Company upon Closing and will exercise less influence over management.
●

The Combined Company does not intend to pay dividends in the foreseeable future and, consequently, your return on investment will depend on appreciation in the price of the Combined Company common shares.

●	The announcement and pendency of the Exchange could have an adverse effect on the stock price of the Blackboxstocks common shares.
●	Some of Blackboxstocks’ directors and executive officers have interests in seeing the Exchange completed that may be different from, or in addition to, those of other Blackboxstocks shareholders.
●	Blackboxstocks and Evtec may have difficulty attracting, motivating and retaining executives and other employees in light of the Exchange.
●	Blackboxstocks may waive one or more of the conditions to the consummation of the Exchange without pre-soliciting shareholder approval.
●	Litigation could result in an injunction against the Exchange and/or substantial costs to Blackboxstocks.
●	The Exchange consideration at the Closing may have a greater or lesser value than at the time the Exchange Agreement was signed.
●	Evtec may not obtain sufficient funding in the Pre-Closing Financing and may require additional financing.
●	CVR holders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.
●	The U.S. federal income tax treatment of the CVRs is unclear.
●	The Evtec shareholders may receive shares of Blackboxstocks common stock in the Exchange that have a value that is less than, or greater than, the fair market value of the Evtec share capital.

Further, following the completion of the Exchange, the Combined Company will be subject to risks, including:

●	The effective tax rate of the Combined Company’s group may change in the future as a result of recent tax legislation.
●	If completed, the expected benefits of the Exchange may not be realized.
●	The Combined Company may not realize anticipated synergies and other benefits of the Exchange.

●

The market price for the Combined Company common shares following Closing may be affected by factors different from those that historically have affected or currently affect Blackboxstocks common shares.

●	Sales of Combined Company common shares after the Exchange may negatively affect the market price of Combined Company common shares.
●	The price of the Combined Company common shares could decline due to evaluations by securities analysts.
●	The Exchange will result in changes to the Combined Company Board that may affect the Combined Company’s business strategy and operations.
●	After Closing, the Combined Company will be a “controlled company” under NASDAQ rules.
●

If the Combined Company fails to maintain an effective system of internal control over financial reporting, the Combined Company may not be able to accurately report its financial results or prevent fraud.

●	The business of the Combined Company will be highly dependent on the services David Roberts, our Chief Executive Officer from Closing.
●	The Combined Company will assume and be responsible for all of Evtec’s liabilities following the Closing.
●	Provisions in the Combined Company Articles of Incorporation and the Combined Company Bylaws could impact change in control transactions.
●	Blackboxstocks shareholders might have difficulty enforcing civil liabilities against the Combined Company in the United States.
●	The Combined Company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

Blackboxstocks is also subject to risks, as set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 under Item 1A, which is filed with the SEC and incorporated by reference in this information statement/prospectus.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” of this information statement/prospectus. Blackboxstocks shareholders are encouraged to read and consider all of these risks carefully.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial statements give effect to the Exchange contemplated by the Exchange Agreement described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2023 gives pro forma effect to the Exchange as if it had occurred on December 31, 2023. The summary unaudited pro forma condensed combined statement of operations data for the fiscal year ended December 31, 2023 give pro forma effect to the Exchange as if it had occurred on January 1, 2023.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements of the Combined Company appearing elsewhere in this information statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements of Blackboxstocks and Evtec and related notes included in this information statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the Exchange been completed as of the dates indicated. In addition, the summary pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the Combined Company.

Summary Unaudited Pro Forma Combined Financial Information

As of December 31, 2023
Total Assets	$54,922,154
Total Liabilities	$50,258,871
Total Stockholders' Equity	$3,864,085

For the Year Ended December 31, 2023
Total Revenue	$41,873,827
Net Loss	$(10,797,341)
Net Loss per Share (basic and diluted)	$(0.90)

Market Price and Dividend Information

Market Price of Securities

Blackboxstocks common stock is listed on Nasdaq, trading under the symbol “BLBX”. Evtec is a private company and ordinary shares of Evtec are not publicly traded. The closing price of Blackboxstocks common stock on December 11, 2023, the last trading day prior to the public announcement of the Exchange, was $3.90 per share, and the closing price of Blackboxstocks common stock was $2.77 on May 3, 2024, each as reported on the Nasdaq Capital Market. These closing sale prices are not necessarily indicative of the price at which the common stock of the combined company will trade after the Closing. Because the market price of Blackboxstocks common stock is subject to fluctuation, the market value of the shares of Blackboxstocks common stock that Evtec shareholders will be entitled to receive in the Exchange may increase or decrease.

Assuming Nasdaq accepts the Combined Company’s application for initial listing on the Nasdaq Capital Market, following the consummation of the Exchange, the Combined Company will be renamed “Evtec Holdings, Inc.” and expects its common stock to trade on the Nasdaq Capital Market under the symbol “EVHI.”

As of May 6, 2024, the Record Date for approval of the Approved Actions, there were approximately 618 holders of record of Blackboxstocks common stock. As of May 3, 2024, Evtec had 46 holders of record of Evtec ordinary shares. For detailed information regarding the beneficial ownership of certain Blackboxstocks stockholders upon consummation of the Exchange, see the section titled “Principal Stockholders of the Combined Company” in this proxy statement/prospectus.

Dividends

Blackboxstocks has never declared or paid cash dividends and does not anticipate paying cash dividends on the Blackboxstocks common stock for the foreseeable future.

Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Exchange will be at the discretion of the Combined Company’s then-current board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

RISK FACTORS

In addition to the other information included and incorporated by reference into this information statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks regarding your investment. In addition, you should read and consider the risks associated with the business of Blackboxstocks because these risks will also affect the Combined Company following completion of the Exchange. These risks can be found under the caption “Risk Factors” in the Blackboxstocks’ Annual Report on Form 10-K for the year-ended December 31, 2023 under Item 1A, which is filed with the SEC and incorporated by reference in this information statement/prospectus. You should also read and consider the other information contained in and incorporated by reference into this information statement/prospectus and the other documents incorporated by reference into this information statement/prospectus. For information, see the section entitled “Where You Can Find More Information & Incorporation by Reference.”

Any of the following risks could materially and adversely affect the business, financial condition and results of operations of Blackboxstocks, Evtec or the Combined Company and the actual outcome of matters as to which forward-looking statements are made in this information statement/prospectus. In such case, the trading price for the Combined Company common shares could decline, and you could lose all or part of your investment. The risks described below are not the only risks that Blackboxstocks and Evtec currently face or that the Combined Company will face after the consummation of the Exchange. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the Combined Company’s business, financial condition and results of operations or the price of Combined Company’s common shares in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Relating to the Exchange

The Exchange may give rise to taxable income in the United States for stockholders, and there can be no assurances that material adverse tax consequences will not result from the Exchange or related transactions in the U.S., or other jurisdictions. Any such adverse tax consequences could adversely affect the Combined Company or its share price, following completion of the Exchange.

The parties intend for the Exchange to constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code). Blackboxstocks and Evtec intend to treat the Exchange as constituting a reorganization within the meaning of Section 368(a)(1)(B) of the Code (a “B-Reorganization”). Provided that the Exchange is treated for U.S. federal income tax purposes as a B-Reorganization within the meaning of 368(a) of the Code, upon a U.S. Holder of Evtec ordinary shares who exchanges Evtec shares for Blackboxstocks common stock in the Exchange, such U.S. Holder generally would not recognize gain or loss. The U.S. Holder’s tax basis of the shares of Blackboxstocks common stock received will be the same as the tax basis of the U.S. Holder’s Evtec ordinary shares exchanged therefor. The holding period of the Blackboxstocks common stock in the hands of the U.S. Holder would include the holding period of the U.S. Holder’s ordinary shares of Evtec exchanged therefor.

If the Exchange is not treated as a B-Reorganization, then, subject to the limitations and qualifications described in the above referenced section of this information statement/prospectus, each U.S. Holder of Evtec share capital will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Blackboxstocks common stock issued to such U.S. Holder in the Exchange. The U.S. federal income tax consequences to each U.S. Holder of Evtec share capital will depend on that stockholder’s particular circumstances. Each U.S. Holder of Evtec share capital should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Exchange to that stockholder.

There can be no assurances that material additional adverse U.S. tax consequences will not result from the Exchange, and there can be no assurance that the Internal Revenue Service will agree with or not otherwise challenge Blackboxstocks’ position on the tax treatment of the Exchange or of internal restructuring transactions undertaken prior to, after, or in connection with the Exchange, which could result in higher U.S. federal tax costs for the Combined Company than currently anticipated.

Blackboxstocks has not applied for a ruling related to the Exchange and does not intend to do so. Any adverse tax consequences resulting from the Exchange or the operations of the Combined Company after the Exchange could adversely affect the Combined Company or its share price following the completion of the Exchange.

Blackboxstocks will allocate time and resources to effecting the Exchange and incur non-recurring costs related to the Exchange.

Blackboxstocks and its management have allocated and will continue to be required to allocate time and resources to effecting the completion of the Exchange and related and incidental activities. There is a risk that the challenges associated with managing these various initiatives as described in this information statement/prospectus may have a business impact and that consequently the underlying businesses will not perform in line with expectations. This could have an adverse effect on the reputation, business, financial condition or results of operations of the Combined Company.

In addition, Blackboxstocks expects to incur a number of non-recurring costs associated with the Exchange and Exchange, including legal fees, advisor fees, filing fees, mailing expenses, and financial printing expenses. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the Exchange may result in additional and unforeseen expenses. Many of these costs will be payable whether or not the Exchange are completed. While it is expected that benefits of the Exchange achieved by the Combined Company will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the Exchange are delayed or do not happen at all. These combined factors could adversely affect the business, results of operations or financial condition of the Combined Company.

The calculation of the number of Blackboxstocks shares to be issued may be adjusted if there is a change in Evtec share capital between the date of Exchange Agreement and Closing.

The calculation of the number of the Blackboxstocks shares to be issued in the Exchange may be adjusted in the event that Evtec raises in excess of $5 million of equity between June 30, 2023 and Closing pursuant to the exchange ratio in the Exchange Agreement. In addition, the number of shares to be issued by Blackboxstocks will increase if Blackboxstocks issues additional shares between the date of this information statement/prospectus and the Record Date. The parties may not be permitted to terminate the Exchange Agreement because of changes in the exchange ratio.

The Exchange may not be completed on the terms or timeline currently contemplated, or at all, as Blackboxstocks or Evtec may be unable to satisfy conditions or obtain the approvals required to complete the Exchange or such approvals may contain material restrictions or conditions.

Completion of the Exchange is subject to numerous conditions, as described in this information statement/prospectus, including the occurrence of, among other things, receipt of approvals. Although Blackboxstocks is diligently applying its efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be fulfilled or that the Exchange will be completed on the terms or timeline currently contemplated, or at all. Blackboxstocks has and will continue to expend time and resources and incur expenses related to the Exchange. Many of these expenses must be paid regardless of whether the Exchange are consummated. Governmental agencies may not approve the Exchange, may impose conditions to the approval of the Exchange or require changes to the terms of the Exchange. Any such conditions or changes could have the effect of delaying completion of the Exchange, imposing costs on or limiting the revenues of the Combined Company following the Exchange or otherwise reducing the anticipated benefits of the Exchange.

The unaudited pro forma financial information included in this information statement/prospectus is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company following the Exchange.

The unaudited pro forma financial information included in this information statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Exchange had been completed on the dates or for the periods presented, nor does it purport to project the results of operations or financial position of the Combined Company for any future period or as of any future date. In addition, the unaudited pro forma financial information included in this information statement/prospectus is based in part on certain assumptions regarding the Exchange. These assumptions may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the Exchange. Further, the unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred in connection with the Exchange. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements”.

Completion of the Exchange may trigger certain provisions in agreements to which Blackboxstocks or its operating subsidiary is a party.

The completion of the Exchange may trigger certain change in control, consent, assignment or other provisions in agreements to which Blackboxstocks, its operating subsidiary, or Evtec is a party. In addition, the completion of the Exchange may trigger certain technical provisions in agreements to which Blackboxstocks, its operating subsidiary or Evtec is a party. If such parties are unable to assert that such provisions should not apply, or the parties are unable to comply with or negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, including potentially terminating such agreements or seeking monetary damages. Even if Blackboxstocks, its operating subsidiary or Evtec is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the Combined Company.

Failure to complete the Exchange could adversely affect the market price of the Blackboxstocks common shares as well as its business, financial condition and results of operations.

If the Exchange is not completed for any reason, the price of the Blackboxstocks common shares may decline, or Blackboxstocks’ business, financial condition and results of operations may be impacted to the extent that the market price of Blackboxstocks’ common shares reflects positive market assumptions that the Exchange will be completed and the related expected benefits will be realized; based on significant expenses, such as legal, advisory and financial services which generally must be paid regardless of whether the Exchange is completed; based on potential disruption of the business of Blackboxstocks and distraction of its workforce and management team; and the requirement in the Exchange Agreement that, under certain limited circumstances, Blackboxstocks must pay Evtec a termination fee of $500,000, plus, all fees and expenses (up to $250,000) incurred by Evtec in connection with the authorization, preparation, negotiation, execution and performance of the Exchange Agreement and other contemplated transactions under the Exchange Agreement.

The Combined Company does not intend to pay dividends on the Combined Company common shares in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Combined Company common shares.

The Combined Company does not intend to declare and pay dividends on the Combined Company common shares for the foreseeable future. The Combined Company currently intends to invest future earnings, if any, to fund growth, to develop business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your Combined Company common shares for the foreseeable future and the success of an investment in the Combined Company common shares will depend upon any future appreciation in their value. There is no guarantee that the Combined Company common shares will appreciate in value or even maintain the value of shares received in connection with the Exchange. In addition, foreign, U.S. or state law or the agreements governing the Combined Company’s indebtedness may impose requirements that may restrict its ability to pay dividends to Combined Company shareholders.

The announcement and pendency of the Exchange could have an adverse effect on the stock price of the Blackboxstocks common shares as well as the business, financial condition, results of operations or business prospects of Blackboxstocks and Evtec.

The announcement and pendency of the Exchange could disrupt Blackboxstocks’ and Evtec’s businesses in negative ways. For example, customers and other third-party business partners of Blackboxstocks or Evtec may seek to terminate and/or renegotiate their relationships with Blackboxstocks or Evtec as a result of the Exchange, whether pursuant to the terms of their existing agreements with Blackboxstocks and/or Evtec or otherwise. In addition, current and prospective employees of Blackboxstocks or Evtec may experience uncertainty regarding their future roles with the Combined Company, which might adversely affect Blackboxstocks and Evtec’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of the Blackboxstocks common shares, or harm the financial condition, results of operations or business prospects of, Blackboxstocks or Evtec.

Some of Blackboxstocks’ directors and executive officers have interests in seeing the Exchange completed that may be different from, or in addition to, those of other Blackboxstocks shareholders.

Certain of Blackboxstocks’ directors and executive officers have interests in the Exchange that may differ from, or be in addition to, those of Blackboxstocks shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. These interests include, but are not limited to, the continued service of certain directors of Blackboxstocks as directors of the Combined Company following the Exchange, the continued employment of certain current executive officers of Blackboxstocks by the Combined Company following the Exchange, and with respect to Mr. Kepler, potential receipt of Series A Convertible Preferred Stock of Blackbox.io Inc. as a result of the Exchange and the ownership of interests in Blackboxstocks. The members of the Blackboxstocks Board were aware of these interests and considered them, among others, in their approval and adoption of the Exchange Agreement and their recommendation that the holder of all of Blackboxstocks issued and outstanding shares of Series A Convertible Preferred Stock approve the Exchange. See “The Exchange—Interests of Blackboxstocks’ Directors and Officers in the Exchange” for further discussion of these matters.

Blackboxstocks and Evtec may have difficulty attracting, motivating and retaining executives and other employees in light of the Exchange.

Blackboxstocks and Evtec may have difficulty attracting, motivating and retaining executives and other employees in light of the Exchange. Uncertainty about the effect of the Exchange on the employees of Blackboxstocks and Evtec may have an adverse effect on Blackboxstocks and Evtec. This uncertainty may impair Blackboxstocks’ and Evtec’s ability to attract, retain and motivate personnel until the Exchange is completed. Employee retention may be particularly challenging during the pendency of the Exchange, as employees may feel uncertain about their future roles with Blackboxstocks or Evtec.

Blackboxstocks may waive one or more of the conditions to the consummation of the Exchange without pre-soliciting shareholder approval.

Blackboxstocks may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the Exchange, to the extent permitted by applicable law. If Blackboxstocks waives the satisfaction of a material condition to the consummation of the Exchange, Blackboxstocks will evaluate the appropriate facts and circumstances at that time and re-solicit shareholder approvals if required to do so by applicable law or the rules of the Nasdaq. In some cases, if the Blackboxstocks board of directors determines that such waiver or its effect on the Blackboxstocks shareholders does not rise to the level of materiality that would require re-solicitation of shareholder approval pursuant to applicable law or the rules of the Nasdaq, Blackboxstocks would complete the Exchange without seeking further shareholder approval. Any determination whether to waive any condition to the Exchange or as to re-soliciting Blackboxstocks shareholder approval or amending this information statement/prospectus as a result of a waiver will be made by the Blackboxstocks Board at the time of such waiver based on the facts and circumstances as they exist at that time.

Litigation relating to the Exchange, if any, could result in an injunction preventing the completion of the Exchange and/or substantial costs to Blackboxstocks.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Exchange Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Blackboxstocks' liquidity and financial condition. Lawsuits that may be brought against Blackboxstocks or its directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Exchange Agreement already implemented and to otherwise enjoin the parties from consummating the Exchange. One of the conditions to the closing of the Exchange is that no injunction by any governmental entity having jurisdiction over Blackboxstocks or Evtec has been entered and continues to be in effect and no law has been adopted, in either case that prohibits the closing of the Exchange. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Exchange, that injunction may delay or prevent the Exchange from being completed within the expected time frame or at all, which may adversely affect Blackboxstocks' business, financial position and results of operations.

There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Exchange is completed may adversely affect Blackboxstocks' business, financial condition, results of operations and cash flows.

The Exchange Ratio set forth in the Exchange Agreement is not adjustable based on the market price of Blackboxstocks common stock, so the Exchange consideration at the Closing may have a greater or lesser value than at the time the Exchange Agreement was signed. As described in the Exchange Agreement, the Exchange Ratio may be adjusted depending on the amount of gross proceeds received in the Pre-Closing Financing, among other factors, such that the Blackboxstocks securityholders and Evtec securityholders may own more or less of the combined company that presented in this information statement/prospectus.

At the Closing, each ordinary share of Evtec will be acquired by Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock, $0.001 par value per share, based on the Exchange Ratio (defined below), rounded to the nearest whole share of Blackboxstocks common stock after aggregating all fractional shares issuable to each Seller. The Exchange Ratio may be adjusted to the extent that Evtec raises more than $5.0 million in the Pre-Closing Financing. Immediately following the Closing, assuming no Evtec ordinary shares are issued between the date of the Exchange Agreement and Closing, each Evtec ordinary share will be acquired by Blackboxstocks according to an Exchange Ratio of 301.8 shares of Blackboxstocks Common Stock for each Evtec Ordinary Share (which assumes that Evtec raises $5.0 million in the Pre-Closing Financing). The Exchange Ratio will be appropriately adjusted to ensure that following Closing, the aggregate number of shares issued in exchange for all Evtec ordinary shares equals 73.2% of the total issued and outstanding shares of the Combined Company common stock. The Exchange Ratio will be also appropriately adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into shares in the Evtec ordinary share capital or Blackboxstocks common stock), reorganization, recapitalization, or other like change occurring prior to Closing. Each Evtec ordinary share in issue immediately prior to the Closing will be sold to Blackboxstocks by the Seller that owns such Evtec ordinary share in consideration for such number of duly authorized, validly issued, fully paid and non-assessable shares of Blackboxstocks common stock as is equal to the Exchange Ratio, rounded to the nearest whole share of Blackboxstocks common stock (after aggregating all fractional shares of Blackboxstocks common stock issuable to such Seller). The final Exchange Ratio may vary from the estimated Exchange Ratio presented in this information statement/prospectus such that the holders of Evtec share capital and Blackboxstocks stockholders may own more or less of the Combined Company than estimated in this information statement/prospectus.

Evtec may not obtain sufficient funding in the Pre-Closing Financing and may require additional financing.

Immediately following the Closing and assuming an Exchange Ratio of 301.8 shares of Blackboxstocks Common Stock for each Evtec Ordinary Share, the pre-Closing Blackboxstocks common stockholders and holders of Evtec’s share capital are expected to own 26.8% and 73.2%, respectively, of the outstanding common stock of the Combined Company. This percentage of ownership assumes that Evtec will raise $5.0 million in the Pre-Closing Financing. Evtec expects to raise $5.0 million in the Pre-Closing Financing, but it cannot guarantee that it will be able to do so. In the event that Evtec raises less than $5.0 million in the Pre-Closing Financing, the anticipated percentage of ownership of the Combined Company by holders of share capital of Evtec may be less than previously estimated. If Evtec raises less than $5.0 million in the Pre-Closing Financing, the Combined Company may need to raise additional capital sooner than currently expected to fund its planned operations.

Blackboxstocks stockholders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

Pursuant to the CVR Agreement and the Exchange Agreement, holders of each share of Blackboxstocks common stock immediately prior to Closing, will receive a dividend of one contractual contingent value right entitling these holders to receive net proceeds received by Blackboxstocks from any transaction in which the Blackboxstocks or Blackbox.io Inc. grants, sells, licenses or otherwise transfers some or all of the rights to any and all of the assets, rights, and properties owned, used, or useable by Blackbox.io Inc. in connection with or related to the business as conducted by Blackbox.io Inc., or, under certain circumstances, distribution of securities of Blackbox.io Inc. held by Blackboxstocks, and all of the Blackboxstocks rights therein . The right of Blackboxstocks stockholders to receive any future payment on or to derive any value from the CVRs will be contingent solely upon the achievement of the events specified in the CVR Agreement within the time periods specified in the CVR Agreement. If the payment triggering events are not achieved for any reason within the time periods specified in the CVR Agreements, no payments will be made under the CVRs, and the CVRs will expire valueless.

The U.S. federal income tax treatment of CVRs is unclear.

The U.S. federal income tax treatment of the CVRs is subject to substantial uncertainty. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments under, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could potentially result in adverse U.S. federal income tax consequences to holders of the CVRs.

In particular, as discussed in the section titled “Agreements Related to the Exchange—The Contingent Value Rights Agreement—U.S. Federal Income Tax Consequences of the CVRs to U.S. Holders,” Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made. there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Blackboxstocks’ common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.” If the issuance of the CVRs is treated as an “open transaction,” a U.S. Holder (as defined in the above referenced section of this information statement/prospectus) would not generally recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the U.S. Holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining payment.

Blackboxstocks intends to treat the issuance of CVRs as a separate transaction for U.S. federal income tax purposes. However, whether the issuance of CVRs should be treated as a separate transaction or as a single transaction is uncertain.

The lack of a public market for Evtec shares makes it difficult to evaluate the value of the Evtec share capital. The Evtec shareholders may receive shares of Blackboxstocks common stock in the Exchange that have a value that is less than, or greater than, the fair market value of the Evtec share capital.

The outstanding share capital of Evtec is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair value of Evtec. Because the percentage of Blackboxstocks common stock to be issued to Evtec shareholders was determined based on negotiations between the parties, it is possible that the value of Blackboxstocks common stock to be received by Evtec shareholders will be less than the fair market value of Evtec, or Blackboxstocks may pay more than the aggregate fair market value for Evtec.

Risks relating to the Combined Company after completion of the Exchange

The effective tax rate of the Combined Company’s group may change in the future as a result of recent tax legislation.

U.S. tax legislation enacted in 2017 significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions and certain deductions for executive compensation, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, revising the rules governing net operating losses, and introducing new anti-base erosion provisions. The legislation remains unclear in many respects and continues to be subject to potential amendments and technical corrections. Treasury and the IRS have issued significant guidance since the legislation was enacted, interpreting the legislation and clarifying some of the uncertainties, and are continuing to issue new guidance. There are still significant aspects of the legislation for which further guidance is expected, and both the timing and contents of any such future guidance are uncertain.

Further, changes to the U.S. federal income tax laws are proposed regularly and there can be no assurance that, if enacted, any such changes would not have an adverse impact on the Combined Company. For example, President Biden has suggested the reversal or modification of some portions of the 2017 U.S. tax legislation and certain of these proposals, if enacted, could result in a higher U.S. corporate income tax rate than is currently in effect and thereby increase the effective tax rate of the Combined Company and its subsidiaries following the Exchange compared to current expectations. There can be no assurance that any such proposed changes will be introduced as legislation, or if they are introduced that they would be enacted, and if enacted what form they would take.

Moreover, the Combined Company and its subsidiaries could become subject to income tax in one or more countries, including the United States, as a result of activities performed by it (through its investment in Evtec), adverse developments or changes in law, contrary conclusions by the relevant tax authorities or other causes. The imposition of any of these income taxes could materially reduce the Combined Company’s after-tax returns.

In light of these factors, Blackboxstocks cannot assure you that the Combined Company’s effective income tax rate will not change in future periods, including as a result of and following the Exchange. Accordingly, if the Combined Company’s effective tax rate were to increase as a result of the Exchange, the Combined Company’s business could be adversely affected.

If completed, the expected benefits of the Exchange may not be realized.

There can be no assurance that all or any of the anticipated benefits of the Exchange will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that Blackboxstocks does not and cannot control, including the reaction of third parties with whom Blackboxstocks enters into contracts and do business and the reactions of investors.

After the Exchange, the Combined Company will have significantly more revenue, expenses, assets and employees than Blackboxstocks had prior to the Exchange. In the Exchange, the Combined Company will also be assuming certain liabilities of Evtec and taking on other obligations. The Combined Company may not successfully or cost-effectively integrate Evtec’s business and operations into Blackboxstocks’ existing business and operations. Even if the Combined Company is able to integrate the combined businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth and other opportunities that Blackboxstocks currently expects from the Exchange within the anticipated time frame, or at all.

The integration of the Blackboxstocks and Evtec businesses may present significant challenges, and the Combined Company may not realize anticipated synergies and other benefits of the Exchange.

The combination of independent businesses is complex, costly and time-consuming, and combining the businesses of Blackboxstocks and Evtec may divert significant management attention and resources and disrupt the Combined Company’s business. The failure to meet the challenges involved in integrating the businesses and to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the Combined Company’s business activities and could adversely affect its results of operations. The overall combination of Blackboxstocks and Evtec may also result in material unanticipated problems, expenses, liabilities, competitive responses, and loss of customer and other business relationships. The risks and difficulties of integration include, among others:

●	the diversion of management attention to integration matters;

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integrating operations and systems, including intellectual property and communications systems, administrative and information technology infrastructure and financial reporting and internal control systems, some of which may prove to be incompatible;

●	conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the businesses;

●	retaining existing, and obtaining new customers;

●	managing the expanded operations of a significantly larger company; and

●	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Exchange.

In addition, even if the operations of Blackboxstocks business and Evtec’s business are integrated successfully, the full benefits of the transaction may not be realized, including, among others, the synergies, cost savings or sales or growth opportunities that are expected. These benefits may not be achieved within the anticipated time frame or at all. Further, additional unanticipated costs may be incurred in the integration of the Blackboxstocks and Evtec businesses. All of these factors could cause dilution to the earnings per share of the Combined Company, decrease or delay any accretive effect of the Exchange, and negatively impact the price of Combined Company common shares following the Exchange.

The market price for the Combined Company common shares following the Closing of the Exchange may be affected by factors different from those that historically have affected or currently affect Blackboxstocks common shares.

Upon consummation of the Exchange, holders of Evtec ordinary shares shall receive Combined Company common shares. Blackboxstocks’ business differs from those of Evtec, and vice versa, and accordingly the results of operations of the Combined Company will be affected by some factors that are different from those currently affecting the results of operations of Blackboxstocks and those currently affecting the results of operations of Evtec. Similarly, certain factors and risks related to results of operations of the Combined Company may be exacerbated or more important than for Blackboxstocks’ business alone. The results of operations of the Combined Company may also be affected by factors different from those currently affecting Blackboxstocks and Evtec. For a discussion of the businesses of Blackboxstocks and of some important factors to consider in connection with the Company’s business, see the documents incorporated by reference in this information statement/prospectus and referred to under “Where You Can Find More Information & Incorporation by Reference.”

Sales of Combined Company common shares after the Exchange may negatively affect the market price of Combined Company common shares.

The holders of Evtec ordinary shares will receive Combined Company common shares in the Exchange. The Combined Company is required to file with the SEC a registration statement registering for resale the Combined Company common shares that result, in connection with the Exchange, from the issuance of the Blackboxstocks common shares Evtec holds today, and to conduct certain underwritten offerings upon the request of holders of registrable securities.

The market price of Combined Company common shares could decline as a result of sales of a large number of shares of Combined Company common shares in the market after the consummation of the Exchange or even the perception that these sales could occur.

If securities analysts do not publish research or reports about the Combined Company’s business or if they publish negative evaluations of the Combined Company common shares, the price of the Combined Company common shares could decline.

The trading market for the Combined Company’s common shares will rely, in part, on the research and reports that industry or financial analysts publish about the Combined Company or the Combined Company’s business. Equity research analysts may elect not to provide research coverage of the Combined Company’s common shares after the completion of the exchange, and such lack of research coverage may adversely affect the market price of the Combined Company common shares. In the event it does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Combined Company’s common shares could decline if one or more equity research analysts downgrade its shares or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the Combined Company or fails to publish reports on it regularly, demand for the Combined Company common shares could decrease, which in turn could cause its stock price or trading volume to decline.

The Exchange will result in changes to the Combined Company board or directors that may affect the Combined Company’s business strategy and operations.

The composition of the Combined Company’s board of directors will change, as described in more detail in the section titled “The Exchange—Directors and Management of the Combined Company After the Exchange” of this information statement/prospectus. The newly comprised Combined Company board may affect business strategies and operating decisions with respect to the Combined Company that may have an adverse impact on the Combined Company’s business, financial condition and results of operations following the completion of the Exchange.

Following the completion of the Exchange, the Combined Company will be a “controlled company” under Nasdaq rules.

Following the completion of the Exchange, the Combined Company will remain a “controlled company” under Nasdaq rules. As a controlled company, the Combined Company will be exempt from certain Nasdaq corporate governance requirements, including those that would otherwise require the board of the Combined Company to have a majority of independent directors and require that the Combined Company establish a compensation committee comprised entirely of independent directors, or otherwise ensure that the compensation of its executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. While Blackboxstocks does not expect the Combined Company to rely on any of these exemptions, the Combined Company will be entitled to do so for as long as it will be considered a “controlled company,” and to the extent the Combined Company relies on one or more of these exemptions, holders of the Combined Company capital stock will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

If the Combined Company fails to maintain an effective system of internal control over financial reporting, the Combined Company may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in the Combined Company’s financial and other public reporting, which would harm its business and the trading price of the Combined Company common shares.

Effective internal control over financial reporting is necessary for the Combined Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. In connection with the preparation of Blackboxstocks’ consolidated financial statements as of December 31, 2023, Blackboxstocks did not obtain an audit opinion on the effectiveness of the Company’s internal control over financial reporting. Any failure to maintain effective internal control over financial reporting, to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Combined Company to fail to meet its reporting obligations. In addition, any testing by the Combined Company, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by the Combined Company’s independent registered public accounting firm, as and when required, may reveal deficiencies in Combined Company‘s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Combined Company’s reported financial information, which could have a negative effect on the trading price of the Combined Company common shares.

The business of the Combined Company will be highly dependent on the services of David Roberts, the Chief Executive Officer following Closing.

The Combined Company will depend on the continued services and performance of our key personnel, including David Roberts, the Chief Executive Officer following Closing. Although Evtec has entered into an employment agreement with Mr. Roberts, which requires a minimum of six (6) months’ written notice to terminate Mr. Roberts’ employment, the loss of key personnel, including Mr. Roberts, could disrupt our operations and have an adverse effect on our business.

The Combined Company, will, on a consolidated basis, assume and be responsible for all of Evtec’s liabilities following the closing of the Exchange, notwithstanding any breach of any representation or warranty of the Exchange Agreement.

While the Exchange Agreement contains certain representations and warranties about Evtec, the Exchange Agreement provides that all representations and warranties of the parties contained therein shall not survive the completion of the Exchange. Accordingly, there are no remedies available to the parties with respect to any breach of representations of the parties to the Exchange Agreement, except for any rights Blackboxstocks may have under applicable law to bring a claim relating to or arising from fraud with respect to any representation or warranty made in the Exchange Agreement.

As such, notwithstanding whether any Evtec liability is related to a breach of a representation or warranty in the Exchange Agreement, Evtec, and by virtue of the Exchange, the Combined Company, will bear full responsibility for any and all Evtec liabilities following the closing of the Exchange. To the extent any such Evtec liabilities are larger than anticipated, they could have an adverse impact on the business, results of operation and financial condition of the Combined Company.

Provisions in the Combined Company Articles of Incorporation and the Combined Company Bylaws could impact change in control transactions.

In addition to protections afforded under the Nevada Revised Statutes, the Combined Company Articles of Incorporation and Combined Company Bylaws will contain provisions that could have the effect of delaying or preventing changes in control or changes in management or the Combined Company Board. These provisions include:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

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the ability of the Combined Company Board to issue shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the shares of such series, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Blackboxstocks shareholders might have difficulty enforcing civil liabilities against the Combined Company in the United States.

The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact some of the officers and directors will be residents of a foreign country. As a result, it may be difficult or impossible for Blackboxstocks shareholders to effect service of process within the United States upon most of the Combined Company’s subsidiaries and the Combined Company’s officers and directors, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under U.S. securities laws. In addition, Blackboxstocks shareholders in the U.S. should not assume that the courts of the U.S.: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. securities laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. securities laws. In addition, awards of punitive damages in actions brought elsewhere may be unenforceable in the U.S.

The Combined Company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The Combined Company will incur significant legal, accounting and other expenses that Evtec did not incur as a private company, including costs associated with public company reporting requirements. The Combined Company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. These rules and regulations are expected to increase the Combined Company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the Combined Company’s management team will consist of certain executive officers of Evtec prior to the Exchange. These executive officers and other personnel will need to devote substantial time regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the Combined Company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the Combined Company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the Combined Company, which may adversely affect investor confidence in the Combined Company and could cause the Combined Company’s business or stock price to suffer.

Risks Relating to Blackboxstocks

You should read and consider the risk factors specific to Blackboxstocks’ business that will continue to affect the Combined Company after completion of the Exchange. These risks are described in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K of the Company for the year ended December 31, 2023, which is incorporated by reference herein. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus.

Risks Relating to Evtec

Should JLR and its wider supply chain reduce demand for Evtec’s products or cease to require Evtec products, this could have a serious impact on the financial condition and viability of Evtec’s business and operations.

Evtec management believes that the risk of JLR and other intermediate suppliers to JLR ceasing to require or reducing demand for its products in the short to medium term is low given that:

●	JLR has invested significantly in its domestic operations in the United Kingdom;

●	Evtec is located within proximity to JLR’s production facilities in Wolverhampton and Solihull;

●	Evtec’s management have visibility on increasing demand from existing commercial arrangements with JLR; and

●	Evtec is a Tier One Supplier in an area of the market which has high-barriers to entry because of accreditation processes, high quality processes and evidence of production history.

Nevertheless, management have noted that in the event of any of the following events occurring, this could significantly impact the financial condition and operations of Evtec potentially meaning that its business is no longer financially viable:

●

a reduction in demand for JLR products for any reason, including, as a result of macroeconomic factors (such as, recession), customer preferences not supporting the transition to hybrid and/or electric vehicles and any downturns that disproportionately affects the automotive industry;

●	curtailment or temporary suspension of production due to a shortage of components or sub-component (for example, semiconductor shortages);

●	JLR sourcing alternative suppliers for Evtec’s products;

●	Evtec no longer being able to offer its products to JLR in a manner that its cost effective and competitive with other suppliers;

●	a decline in the business relationship between Evtec and JLR; and/or

●	bankruptcy, insolvency, or adverse financial health of JLR, or other key members of its supply chain.

The ability of Evtec to increase revenues is dependent upon demand by JLR for aluminium parts supplied by Evtec increasing because of JLR bringing into production new lines of electric and hybrid vehicles, which will be more aluminium intensive than its predecessors as part of lightweighting strategies. If the timeline for such model’s entering production is subject to delay or halted for any reason, or the volume of parts required by JLR differs from management’s current expectations, this could have a material adverse impact on the financial condition of the issuer.

In addition to their other existing contracts, Evtec has recently been awarded a supply agreement to supply aluminium parts to JLR for the production of certain aluminium components of electronic vehicle (“EV”) drivetrains that are to be used in the new EV lines being introduced by Jaguar. These new parts will start production in Q4 of 2024 and will reach peak volumes of 150,000 vehicle sets per annum by 2027.

More generally, JLR is aiming to reduce its greenhouse gas emissions by 54% across their entire supply chain by 2030 (compared to 2019 levels). JLR are also aiming to make available an electric version of each of their brand vehicles by 2026. Evtec’s operational output forecasts are majorly based on JLR’s EV strategy. However, if such timelines are pushed out, delayed or abandoned, this may have a material adverse effect on Evtec’s business, as demand from JLR for Evtec products will be delayed or reduced.

The demand for electric vehicles, more generally, could be hindered by several factors that are beyond the control of Evtec and which are difficult to predict, including:

●

Changing international and national environmental targets. For example, in November 2023, the UK Government pushed back the UK’s ban on petrol and diesel cars by five years from 2030 to 2035 which slowed sales of electric vehicles in the UK.

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Customer demand for electric vehicles may fall due to preferences such as price. Recent statistics have shown that demand for electric vehicles may have been lower than expected in 2023 as customers opt for cheaper alternatives due to inflation, upfront cost, high electricity costs and high interest rates combined with a lack of what is perceived to be ‘affordable’ electric vehicles.

If the above factors were to materialise, JLR may decide to reduce or delay their EV operations which would have a material adverse effect on Evtec’s business.

Evtec’s customers, particularly JLR, hold a dominant bargaining position.

While Evtec seeks to negotiate contracts or commercial arrangements with JLR, and other members of the JLR supply chain, on terms that it considers are most beneficial and favourable to Evtec, JLR is a large, international manufacturer and the majority of the contracts are a result of a competitive tender process where Evtec has little bargaining power to negotiate terms. Such counterparties will have in most cases, a dominant bargaining position, and Evtec will generally enter into contracts on the counterparty’s standard form of agreement and terms and conditions. The terms and conditions imposed upon Evtec might be unfavourable and Evtec may not be in a position to negotiate amendments to the terms. For example, Evtec does not have the ability to negotiate on price. As such, these contracts contain provisions which might ordinarily be regarded as onerous, but which Evtec management view as not unusual in these sorts of arrangements.

Reliance on UK domestic customers.

At present, Evtec is focused on serving the requirements of its primary customer JLR (as an OEM) in the United Kingdom. Evtec’s strategy is to focus on the aluminium automotive supply chain serving large luxury OEMs within Europe, either directly or through intermediate suppliers. At present, Evtec does not have plans to directly supply OEMs outside of the United Kingdom, other than through intermediate suppliers. In the event that Evtec were required to adapt and diversify to new territories, they may face increased competition from other OEM suppliers, there will be high barriers to entry and Evtec does not have a proven track record of operating outside of their current strategy or territory. Such factors are likely to prevent Evtec from being competitive in other territories. Should existing OEM customers seek to relocate their operations abroad, such customers may not retain their commercial relationship with Evtec, and those customers may seek to establish relationships with alternative domestic suppliers, as a means of minimizing costs and ensuring ‘just in time’ delivery. If such risks were to materialize, this could have a material adverse impact on the financial results and operations of Evtec.

Reliance on intermediate suppliers to OEMs

In addition to dealing directly with OEMs such as JLR, Evtec provides parts to intermediate suppliers to OEMs in Europe and Evtec derives a significant portion of its revenue from orders placed by intermediate suppliers. Management anticipates that these arrangements will continue and will form a significant part of its business going forward. Should any of those suppliers reduce its orders from Evtec (for any reason) this could have a serious adverse impact on Evtec’s reputation and its financial performance.

Dependence on Key Personnel

Evtec is reliant on the expertise and leadership of its current management team. Evtec will also need to attract and retain appropriately skilled personnel who will play a role in executing its business strategy.

In addition to their roles at Evtec, certain members of the management team hold separate, additional roles. Some of the management team may therefore be unable to devote their full time and attention to the business needs of Evtec, and they will need to divide their time and attention across separate roles. There is a risk that certain members of the management team may be unable to devote sufficient time to the needs of the business and would therefore be required to delegate responsibilities to other members of the management team/Evtec staff.

Part of the enlarged group strategy will be identifying future opportunities to undertake strategic acquisition(s) and investment(s) into suppliers currently operating within the Luxury, Performance and Electric Vehicle “EV” automotive supply chain. Evtec Management believes that Evtec will be a preferred partner of OEMs, such as JLR, in identifying potential acquisition targets because of their track-record and their collective experience in the automotive industry. Accordingly, Evtec will seek to put in place suitable incentives and arrangements aimed at attracting and retaining the services of key individuals.

If key members of the management team were to leave Evtec, there is a risk that such personnel would enter into competing business against Evtec. There would also be a risk that such personnel would seek to entice Evtec’s customers. While the employment contracts for senior management may contain certain restrictive covenants for the protection of Evtec’s business, there can be no guarantee that such covenants would be able to be fully enforced or that such employees would adhere to the terms.

If Evtec were to lose the services of key members of management or they were otherwise unable to fulfil their duties and responsibilities, this could have a negative impact on its customer relations, growth, and public perception. This could also hinder Evtec in executing its strategic objectives and growth strategy, and the ability to retain the services of its customers and to win new customers, could be adversely affected. While Evtec would seek to replace any of its senior management or executives, Evtec may face difficulty in recruiting other senior executives in the industry with specialist knowledge of the EV market and with a geographical connection to the West Midlands.

Evtec has to date been heavily dependent upon debt financing to satisfy its working capital requirements. Furthermore, Evtec’s near term strategy is to undertake significant capital investment into new technology, plant and machinery over the next 3 years, which will be dependent upon the availability of debt financing.

Evtec utilises a number of debt facilities for its continued operation.

The original acquisition of the trade and assets of Liberty Group was funded by investment provided in the form of debt financing, in particular, a £11.4 million facility provided by Praetura Commercial Finance in the form of an asset backed lending agreement.

Management notes that in the short to medium term, Evtec will need to utilize several facilities to be able to finance its operations. If management is unable to source suitable financing on commercially acceptable terms, there is a high possibility that Evtec will not be to successfully implement its strategy. Given the recent rise in UK interest rates, the ability to source commercially acceptable terms for debt financing may pose a greater challenge and therefore such a strategy may pose a higher degree of risk.

The implementation of Evtec’s future strategy involves Evtec making large up-front capital investments into infrastructure, machinery, technology and equipment as production will need to be increased from 130,000 parts per month to 200,000 parts per month. To meet such a production number, Evtec will need to invest approximately £40 million into sophisticated plant and machinery over the next five years. Such machinery will include, advanced die casting machines, machine tool centres and related measuring and testing equipment. Evtec intends such investment is to be financed by way of debt.

If Evtec is unable to source the necessary debt on commercially acceptable terms for such investments, it may adversely affect Evtec’s ability to fulfil its future order book. Failure by Evtec to deliver on its order book could damage the Company’s relationship with its key customer and other intermediate suppliers to OEMs. The anticipated orders (agreed in committed forward order schedules) are not binding purchase orders, and are subject to change in any financial year depending on demand for vehicles produced by the relevant OEM. Alternatively, if the future order book of Evtec does not meet forecasts, the value of these investments may not be fully realised.

Evtec has limited operating history, is currently loss-making and may continue to generate losses in the future, with no guarantees that it will become profitable.

For its fiscal year ended June 30, 2023, Evtec generated revenues of £25,564,613 and incurred a net loss of £4,872,030. For its fiscal year ended June 30, 2022, Evtec recorded revenues of £11,625,955 and a net loss of £4,539,542.

Evtec was incorporated on February 5, 2021 for the purpose of acquiring the business and certain assets of Liberty Aluminium Technologies Limited. Noting the short operational history of Evtec, investors have limited information to determine whether Evtec would be successful in achieving its strategic objectives. For Evtec to become a profitable business this will depend on several factors, including, but not limited to:

●	demand for Evtec’s products and services increasing over time.
●	Evtec being able to meet demand for future orders and complying with quality requirements of its customers.
●	obtaining sufficient investment to satisfy the ongoing working capital requirements of the business, and to undertake investment into increasing its productive capacity.
●	obtaining debt finance for capital investment (on commercially reasonable terms) into the business for the purpose of increasing production capacity.
●	the management of costs and expenses, particularly considering rising inflation and high energy costs.
●	retaining the services of key members of its management team.
●	retaining JLR as a core customer.
●

Management’s expectations of trends in the market proving to be accurate, for example, that demand for aluminium parts will steadily increase as part of the adoption of hybrid and electric vehicles where lightweighting strategies are employed.

In the event that any of the factors outlined above no longer prove to be true or accurate, for example, Evtec loses JLR as a customer or demand for Evtec’s products fails to increase as forecasted, then this may ultimately have an adverse impact on the financial condition of Evtec and would likely mean that Evtec continues to sustain losses.

Noting the short operating history of Evtec and lack of demonstrated revenues, investors have limited information to determine whether Evtec would be successful in achieving its strategic objectives. In the event that Evtec is unable to achieve its strategic objectives, Evtec may continue to sustain losses which would have a material adverse effect on its financial condition.

Evtec is subject to default risk in respect of it secured debt obligations.

Evtec has a number of secured debt obligations in favor of its lenders. These obligations are secured over various assets of Evtec.

Evtec’s Asset Based Lending Agreement with Praetura Commercial Finance is secured by way of first-ranking debenture against Evtec. Evtec also has a facility agreement with HUK 125 Limited (Hilco). This facility is secured by way of a second-ranking debenture. Both these existing facilities, as well as Evtec’s plant hire agreements, have certain covenants and default provisions binding on Evtec. If Evtec fails to maintain such covenants or breaches certain terms of the facilities, the lenders may take certain enforcement action against Evtec for example:

●

A number of the facility agreements contain cross-default provisions. This means that if, for example, Evtec were to default under Facility A, they would automatically be deemed to have defaulted under Facility B (if Facility B contained a cross-default provision) even though the lenders are separate entities and the facility agreements are two separate documents.

●

Certain of the lenders have fixed security over the plant and machinery of Evtec. If, following an event of default, a lender was to enforce their security over the plant and machinery, Evtec’s operations would likely have to cease or would be materially adversely affected.

While Evtec is not in default of any of its obligations or covenants, nor has any enforcement action been taken by any lender in the past, if Evtec were to default and/or fail to meet the necessary covenants, enforcement action may be taken and the financial and operational position of Evtec will be materially adversely affected.

Evtec has outstanding liabilities to HMRC.

Evtec has outstanding liabilities due to HM Revenue and Customs in the sum of £471,771 as of April 25, 2024. The liabilities to HMRC originate from unpaid Value Added Tax. Evtec has agreed a payment plan with HMRC, as part of which all the liabilities are intended to be repaid prior to December 31, 2024. Although management does not anticipate defaulting on the HMRC payment plan, if Evtec unexpectedly fails to pay such amounts within the timelines set out in the payment plan, there may be a risk that HMRC take action against Evtec to recover the outstanding amounts. If HMRC were to take such action, this would most likely result in costs in defending any actions, further fines and penalties as well as the potential for negative publicity for Evtec.

The proposed acquisitions which Evtec plans to undertake may be subject to competition and antitrust laws in certain jurisdictions.

Part of Evtec’s strategy for the Combined Company is to undertake strategic acquisitions of UK and US single-source suppliers to OEMs. Subsequent acquisitions may be subject to the relevant jurisdiction’s competition and antitrust laws and the directors will need to consider and take advice on if any such acquisition will need the necessary approval from the relevant authority.

If such a proposed acquisition is subject to a jurisdiction’s competition laws, Evtec (or the Combined Company) will need to, among other matters, seek approval from the relevant authority to proceed with the acquisition and there can be no guarantee that Evtec (or the Combined Company) will be successful in obtaining such approval. In the event that the approval is not given, Evtec may be subject to abortive transaction costs and may adversely affect Evtec’s future strategy.

Although management of Evtec will take all necessary local law legal advice when undertaking an acquisition, in the event that Evtec (or the Combined Company) inadvertently fails to obtain the necessary approval, there is a risk that such an acquisition may be unwound by the relevant authority and/or subject Evtec to regulatory fines and negative publicity.

Evtec is reliant on a number of intellectual property licenses in the operation of its business and there is a risk that such licenses may not be renewed, extended or acquired on terms acceptable to the company.

David Roberts, a director of Evtec, is the owner of certain intellectual property rights which are utilised by Evtec in their day-to-day business and operations.

On April 19, 2024, David Roberts and Evtec entered into an intellectual property licence agreement (IPLA) in which David Roberts will grant Evtec (and certain other related entities) a licence for the use of certain trademarks, domain names and social media accounts related to the Evtec brand for a term of 36 months from the date of the IPLA, subject to the conditions set out in the IPLA.

In the event that Evtec are unable to negotiate the purchase or extension of the intellectual property on commercially acceptable terms, Evtec may cease to benefit from use of the Evtec brand. Such cessation would have a negative adverse effect on Evtec’s business. Alternatively, Evtec may be required to pay higher licencing fees for the continued use of the intellectual property or pay a higher-than-expected sum to David Roberts to acquire the intellectual property under the IPLA as Evtec does not hold a dominant bargaining position in this respect.

Evtec’s plans to achieve growth will be to identify and undertake acquisitions and investments into undervalued suppliers to OEMs. There can be no guarantee that Evtec will be able to implement this strategy nor can it guarantee that any acquisition will be successful.

The future success of Evtec is dependent on successful implementation of Evtec’s future strategy to identify and execute complementary acquisitions of suppliers to OEMs, at favorable valuations.

Evtec cannot estimate how long it will take to identify suitable opportunities nor how long it will take to execute an acquisition once a target is identified. If Evtec fails to complete an acquisition, it may be left with unrecovered transaction costs and fees, in particular, costs associated with undertaking legal, financial and accounting due diligence. Management believes that in circumstances where an OEM is seeking to identify a suitable purchaser of a supplier, Evtec would stand a chance of being selected based upon the collective experience and track record of Evtec’s management. Nevertheless, Evtec may also face competition for the acquisition opportunities. Competitors may possess greater technical, financial, human and other resources than Evtec. Evtec cannot guarantee that they will be successful against such competitors.

Following an acquisition, Evtec will endeavor to generate value through applying financial and sectoral expertise to effect operational improvements and efficiencies. However, general economic and market conditions or other factors outside Evtec’s control could make the Evtec’s strategy difficult to implement.

If such opportunities cannot be sourced and executed by Evtec, this may have a material adverse effect on Evtec’s future operations and implementation of the strategy.

Evtec occupies the Coventry and Kidderminster sites on a leasehold basis.

Evtec currently operates from two sites located at Coventry and Kidderminster in the UK. Both sites are occupied by Evtec pursuant to a lease agreement with the respective landlords of those premises. Evtec’s lease of the premises at Coventry expires on June 31, 2032 and the Evtec’s lease at its premises at Kidderminster expires on March 8, 2027.

If the leases are extended, Evtec may be required to pay a higher rent than it is currently paying and/or may be subject to more onerous terms than currently the case. It is also the case that the landlords for the respective leases may seek to terminate the leases early, or the lease may be challenged by third parties (including superior leaseholders and/or freeholder owners), or the sites may be part of a wider regeneration project beyond the control of parties, meaning a lease is terminated prior to its full-term.

Under the leases of both the Coventry and Kidderminster site, Evtec does not have a statutory right of renewal under the Landlord and Tenant Act 1954 known as “security of tenure”. Under this statutory right, Evtec (as tenant) has a right to request a renewal to their lease on substantially the same terms subject to a review of the rent. The Landlord can only oppose the renewal of the lease on certain prescribed grounds. If the landlord is successful in their opposition, they will have to pay the tenant compensation upon the tenant vacating. If the tenant contests the Landlord’s request to vacate, the matter is referred to court.

There is therefore a heightened risk that Evtec may lose its interest in both the Coventry and Kidderminster sites as any extension of the lease will be based on commercial negotiation only.

If Evtec is unable to negotiate extensions to their current leases, or a lease is terminated early (due to default by Evtec or otherwise), Evtec may be required to source alternative sites for its operations. If Evtec is required to move their operations to a different location, Evtec may incur further costs in sourcing and establishing production at such sites and there may be delay/disruption to its operations. If Evtec is to vacate either site following the lease expiry or early termination, Evtec may be required to pay certain dilapidation costs under the lease agreements dependent on the condition of the respective property, and the associated costs could be significant.

The future success of Evtec is dependent on Evtec being able to effectively manage its cost base and maintain profitable margins.

Evtec uses a large amount of energy in its manufacturing process, and it is one of Evtec’s largest variable costs. Since the crisis in Ukraine, energy prices have risen sharply and remain subject to volatility. Such increases in the cost of energy have increased Evtec’s base costs of manufacturing its products. Evtec has attempted to mitigate these higher costs with additional support from its customers. If there is an unexpected rise in the cost of energy to Evtec, and Evtec is unable to absorb or pass on those costs in part to its customers, this could have a material adverse effect on its business and financial condition.

More generally, the success of Evtec is dependent on its ability to keep its cost base to a minimum and to enhance and maintain profitable margins. In addition to the cost of energy, various microeconomic and macroeconomic factors, outside the control of Evtec may increase Evtec’s cost base and negatively compress Evtec’s profit margins.

Evtec is required to maintain high standards of health and safety compliance.

Evtec has in place systems and processes in relation to the health and safety of its own activities. The objective of these systems and processes is the creation of a safe environment and all employees are provided with health and safety training and are audited for compliance through a number of inspections. Any infringement of health and safety law and any failure to comply with good practice including appropriate risk assessments by Evtec’s employees could result in liabilities including criminal sanctions, fines and penalties and civil liability claims attaching directly to Evtec, any or all of which could materially adversely impact Evtec.

Evtec may be subject to product liability claims.

While Evtec’s products comply in all material respects with all applicable laws and regulations, the actual or alleged sale of defective products by Evtec could result in product recalls or product liability claims, the settlement or outcome of which could have a material adverse effect on Evtec’s reputation, customer relationships, business and financial condition.

Even if an event causing a product recall proves to be unfounded or if a product liability claim against Evtec is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that the products sold by Evtec resulted in adverse consequences, or any product recall or allegation that the products sold by Evtec were defective, could adversely affect both Evtec’s reputation with existing and potential new customers and Evtec’s corporate and brand image. Any such event could, therefore, have a material adverse effect on Evtec’s reputation, business, financial condition, results of operations and prospects.

Evtec’s litigation risk.

While Evtec has taken and intends to continue to take such precautions as it regards appropriate to avoid or minimise the likelihood of any legal proceedings or claims, or any resulting financial loss to Evtec, management cannot preclude the possibility of litigation being brought against Evtec. There can also be no assurance that the other parties in any litigation proceedings will not be able to devote substantially greater financial resources than Evtec to any litigation proceedings or that Evtec will prevail in any such litigation. Any litigation, whether or not determined in Evtec’s favour or settled by Evtec, may be costly and may divert the efforts and attention of Evtec’s management and other personnel from normal business operations.

Evtec is subject to a number of environmental compliance obligations.

Evtec is engaged in the design and manufacturing of aluminium parts to the global automotive industry, and as such, Evtec is exposed to using, managing, storing and safely disposing of certain hazardous substances, wastes and other regulated materials. As such, Evtec is responsible for making sure that these materials are appropriately managed and failure to comply with these regulations could lead to fines and other penalties, as well as negative publicity which could damage Evtec’s reputation.

A number of Evtec employees are members of trade unions.

In the event that Evtec wish to change employment terms and conditions, Evtec could be required to do so in conjunction with the trade unions to which employees are members from time to time. Proposed changes to employment terms also carries the risk that such employees may take industrial action. Any industrial action would likely result in Evtec’s operations being materially disrupted or a shutdown in operations. Such disruption and/or shutdown would lead to difficulty in fulfilling customer orders and therefore poses the risk of damaging customer relationships. Furthermore, industrial action may also lead to reputational damage and negative publicity for Evtec.

Evtec’s aluminium supply chain is sourced solely from suppliers in the UK.

Evtec sources all of its aluminium from suppliers in the UK.

While Evtec management’s view the UK aluminium supply chain as reliable and the supply to date has not been materially disrupted, if the aluminium supply chain in the UK is interrupted or experiences adverse events, this could restrict or delay Evtec’s ability to fulfil its order book. Evtec would also have to expend time and resources in finding an alternative supply which may negatively impact Evtec’s financial condition and its relationship with customers.

Evtec is heavily reliant on the UK employment market for staffing its operations.

The manufacture of Evtec’s products is labour intensive and requires the requisite technical skills and expertise at various levels. The company will be particularly focused on recruiting employees based in the United Kingdom, and particularly in the West Midlands of United Kingdom. The success of its operations and growth strategy will therefore also depend on attracting and retaining skilled and qualified personnel, maintaining its high-quality standards. Ongoing employment competition for skilled individuals (particularly those with skilled knowledge of hybrid and electric vehicles), increased employment costs and the inability to hire or retain such skilled employees may have a material adverse effect on Evtec.

Evtec is subject to the risk of the outbreak of infectious diseases, in particular pandemics such as COVID-19, which can have a long-lasting and far-reaching impact on the global economy.

Pandemics, epidemics, outbreaks of infectious diseases or any other serious public health concerns, such as the outbreak of COVID-19, together with any measures aimed at mitigating a further outbreak, such as restrictions on travel, imposition of quarantines, a prolonged closure of workplaces, or curfews or other social distancing measures may have a material adverse effect on Evtec’s business, the global automotive market and global economy. The COVID-19 pandemic led to the prolonged shutdown and disruption to factories and manufacturers across the automotive supply chain in the UK. Evtec employees around 270 staff across its two sites. Given the labour-intensive activities involved in Evtec’s processes, the majority of these roles could not be undertaken remotely. If there was another outbreak of COVID-19, or other infectious disease, which led to any of the measures listed above being enforced, such as a prolonged shutdown of the Evtec factories, this would lead to a material reduction or complete cessation in Evtec’s manufacturing capacity.

Infrastructure both in the UK and globally is currently inadequate to meet the expected demand for electric vehicles.

With the recent increase of electric vehicles in the UK, there is skepticism around whether the infrastructure in the UK, mainly EV charging points, can be upgraded to match the increase in electric vehicles, both from the government and private sector. In the UK, the number of EV charging points has not kept up with the number of electric vehicles on the road. The relative slow development of infrastructure can be attributed to factors as up-front investment cost, the need for planning permission, as well as the need for cooperation between local authorities, charging point providers and the National Grid/local network operators.

The UK government has attempted to alleviate these issues by, among other initiatives, introducing new regulations to provide fairer accessibility to EV charging points for the public as well as the introduction of a £381 million Local EV Infrastructure fund to help local authorities to create new charging points across their respective areas. However, in the event that such infrastructure is not improved in line with the increase of electric vehicles both in the UK and abroad, customer preference for electric vehicles may decrease or fail to match forecasts. Such a decrease may negatively affect demand for Evtec’s products.

Global supply of raw materials for hybrid and electric vehicles currently insufficient to meet expected increase in demand.

Hybrid and electric vehicle manufacturers and the wider supply chain may struggle to source the raw materials required for the production of such vehicles, especially those raw materials that are required for batteries. The increase in demand for hybrid and electric vehicles has put increased pressure on the raw materials required for production. For example, European and UK manufacturers are competing to source raw materials such as lithium, cobalt and nickel, which are all key components of hybrid and electric vehicle batteries. As can be evidenced from the global semiconductor shortage that began in 2020, where new car manufacturing and sales saw a significant decrease, OEMs can be significantly affected by a shortage in a single key component used in the automotive manufacturing process.

In addition, many OEMs who are based in the UK and Europe do not have the benefit of direct access to raw materials. OEMs based in China may benefit from greater vertical integration of the mining and refinement of certain raw materials and would place them in a more favorable position than OEMs based in the UK and Europe. Similarly, the availability of raw materials to OEMs can also be affected by geo-political, social and humanitarian issues. For example, the Democratic Republic of Congo is one of the largest producers of cobalt and has been subject to international scrutiny regarding the conditions in which the cobalt is mined. OEMs may face political pressure to find alternative sources of raw materials which may lead to further demand and increased cost.

The rise in demand combined with the finite nature of these raw materials may create a supply bottleneck in the future. Certain OEMs have responded to this risk by investing into battery recycling and establishing relationships with raw material suppliers. However, if such shortages materialize and certain OEMs have failed to take the necessary precautions, such OEMs may be required to decrease production of hybrid and/or electric vehicles, increase prices or reduce costs in other areas. A reduction in production of hybrid and/or electric vehicles may lead to a reduced demand for Evtec’s products.

The success of Evtec’s business is intrinsically linked to the successful launch of automotive products by OEMs and in particular, the launch of electric vehicle ranges by JLR.

The success of Evtec is also reliant on the timely and successful launch of vehicles, and in particular, the electric vehicle range to be offered by JLR. OEMs may delay the release of certain vehicles due to several influences including market-demand, technology and regulation. In recent years, a number of OEMs have pushed back or delayed electric vehicle targets or launches. In 2024, OEMs such as Bentley and Aston Martin have announced delays to their respective target to release an electric vehicle.

Although Evtec management believes that the demand for electric vehicles will remain in line with Evtec’s expectations, in the event that such product launches are delayed or abandoned by OEMs, this may lead to a reduced or delayed demand for Evtec products and therefore would negatively impact Evtec’s business.

New automotive technology, such as Hydrogen Fuel Cell Vehicles (FCEVs) may overtake, or offer significant competition to electric vehicles as an alternative to traditional ICE vehicles.

A number of OEMs are investing into FCEVs. FCEVs are another alternative to traditional ICE vehicles. Although the concept of FCEVs is not new, the worldwide focus on the shift to net zero, investment and attention has again been drawn to FCEVs. In the UK, there are currently two FCEV models available to consumers and a number of OEMs have released, or plan to release, FCEVs. Such brands include Toyota, BMW and Hyundai. FCEVs can offer certain benefits over battery electric vehicles such as the ability to refuel faster and can offer a greater driving range. OEMs such as Renault have announced that the automotive industry will need to invest in both FCEVs and battery electric vehicles as European OEMs will struggle to compete with Chinese OEMs in respect of battery electric vehicles.

While Evtec management believes that FCEVs will not completely dominate the alternative car market, there is a possibility that in the future, FCEVs may take a larger market share than is currently forecast, especially if FCEVs become a more cost-effective option to OEMs and consumers. If this risk does materialize, this may negatively affect Evtec’s business as Evtec do not currently operate in the FCEV market.

Evtec and its customers operate in the automotive industry which is cyclical and is subject to significant fluctuations.

Given the variety of factors that can affect the automotive industry, the automotive industry is characterized by a level of cyclicality. Given that Evtec’s business is intrinsically tied to the automotive industry, this cyclicality can make it difficult for Evtec to accurately forecast future demand for its products and more generally, automotive vehicles. In addition, demand for automotive vehicles is usually subject to seasonal fluctuations. For example, the UK automotive industry sees the highest demand when bi-annual vehicle registrations take place in March and September and conversely sees demand lower fall in the winter months and over certain summer months due to holidays.

The risks related to the cyclical nature of the industry in which Evtec operates could have a material adverse effect on Evtec’ business, financial condition and results of operations.

The cost of hybrid and electric vehicles to consumers is perceived as higher compared to ICE vehicles and consumers have financially benefitted from government incentives in the past.

Hybrid and in particular electric vehicles typically carry a higher retail price than ICE vehicles. There is also a perceived high upfront cost to the consumer of purchasing the necessary home charging points combined with the recent high cost of energy, the purchase of electric vehicles by consumers may currently be perceived as a luxury, and not a like-for-like switch for ICE vehicles. If adverse economic conditions continue to exist for consumers, or there is a further economic downturn, the widespread adoption of electric vehicles by the public may be slower than expected. If such a downturn negatively affects the forecast adoption of hybrid and/or electric vehicles, this may have a negative adverse impact on demand for Evtec’s products.

In addition, the cost of electric vehicles in the UK has been subsidized by the UK government initiatives. Past initiatives included the Plug-in Car Grant (“PICG”) which offered a £5,000 discount (at the time of launch) to assist customers with the purchase of an electric vehicle. The PICG scheme came to an end in June 2022 and was seen as a success in increasing the number of electric vehicles registered in the UK. Other incentives to consumers include lower road tax, exemptions from congestion zone charges (such as London’s Ultra Low Emission Zone) and preferential parking in certain areas. If such initiatives are unexpectedly discontinued or reduced, demand for electric vehicles may fall which would have a negative adverse effect on Evtec’s business.

OEMs based in the UK, such as JLR, face competition from overseas OEMs, especially those from China, who are able to offer cheaper hybrid and electric vehicles to consumers.

Non-UK OEMs, especially those from China, are able to offer cheaper hybrid and electric vehicles to UK consumers. Chinese OEMs are more dominant in the value-end of the hybrid and electric vehicle market. Chinese OEMs are normally able to manufacture hybrid and electric vehicles on a more cost-effective basis as they can benefit from more efficient access to raw materials, cheaper labor and also economies of scale due to earlier investment into hybrid and electric vehicle manufacturing capabilities and technology. Chinese OEMs are now focusing on the hybrid and electric vehicle market in the UK after successfully launching in their own domestic market.

This in turn may put a downward price pressure on UK and European based OEMs as in the current economic climate, consumers may be seeking cheaper alternatives. For example, Nissan announced that they would seek to cut prices of their EV models by around 30% in a bid for price parity between their EV and ICE models as well as to remain competitive with Chinse OEMs.

Although Evtec management believes that there will be consumer demand at the luxury end of the hybrid and electric vehicle market, in the event that OEM customers of Evtec are forced to respond to such competition by reducing prices or lowering their cost base, this may have a negative adverse effect on Evtec’s business.

As a result of innovation in the automotive industry there is a possibility that new lighter, safer, and more environmentally friendly materials could be used in the production of automotive vehicles (such as composite materials) displacing aluminium.

Evtec is reliant on its aluminium products remaining a high demand by the automotive sector in the medium to long term for the success of its business. The automotive industry is a dynamic and fast-moving industry, where there is continuous technological advancement. The automotive industry is currently undergoing a major evolution, shifting from vehicles predominantly powered by an internal combustion engine to electric battery vehicle and hybrid models. This evolution has caused the automotive industry to reconsider a number of important aspects of the design of new vehicles. With the increase in hybrid and electric vehicles and given the additional weight of batteries, manufacturers have been pushed to find lightweight modifications in their vehicles to maximise the vehicle’s range and efficiency and to meet fuel economy and carbon emission targets.

Management does not believe that, by way of example, the development of composite materials are likely to have a material adverse impact on the business of Evtec, at least in the short to medium term. This is because it is currently low-volume, high-end manufacturers who are utilising composite materials for high-performance vehicles. The mid-to-high volume manufacturers, who are more sensitive to costs in their processes, have been slower to adopt composite materials such as carbon fibre, glass fibre-reinforced polymers, sheet moulding compounds, bulk moulding compounds and injection moulded thermoplastics. For example, McLaren Automotive recently invested £50 million into its Composites Technology Centre which will underpin its next generation of electric supercars. However, the Evtec’s management believe that given the high cost of composite materials, the large up-front investment required, and the automotive industry’s sensitivity to cost efficiency, the risk is of an imminent shift is low for mass produced automotive vehicles, such as those manufactured by JLR.

Evtec operates in the OEM industry which is a highly competitive environment.

Evtec operates in a highly competitive environment and industry. Evtec’s main competitors are other UK based suppliers and manufacturers of parts to OEMs. Evtec may also face competition from overseas suppliers that operate a lower cost operating model. Management believes that they would be unable to compete with such overseas suppliers purely on cost.

Although Management believes that Evtec will remain competitive due to the risk adverse nature of its customers, particularly JLR, there is a risk that Evtec’s performance could be impeded if its existing or future competitors adopt aggressive price competition and adapt or develop more efficient technology. Evtec may be required to respond to such competition by lowering prices, decreasing expenditure, investing in technology which may lead to decreased profits. Failure to respond to such competition may lead to a loss in custom and therefore revenue. Competitors in overseas markets, such as Asia, may benefit from much lower overhead and employment costs and may be more competitive than Evtec in terms of pricing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this information statement/prospectus and in any document incorporated by reference herein that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this information statement/prospectus in relation to Blackboxstocks has been provided by Blackboxstocks and its management team, and the information included in this information statement/prospectus in relation to Evtec has been provided by Evtec and its management. Forward-looking statements include statements relating to each of Blackboxstocks’ and Evtec’s management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this information statement/prospectus and in any document incorporated by reference herein may include, for example, statements about:

●	our ability to complete the Exchange, or, if we do not consummate the Exchange, any other initial business combination;

●	satisfaction of conditions to the Exchange;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Exchange Agreement;

●	an inability to realize expected benefits of the Exchange or the occurrence of difficulties in connection with the Exchange;

●	direct or indirect costs associated with the Exchange, which could be greater than expected;

●	the ability to obtain and/or maintain the listing of our common stock on Nasdaq following the Exchange;

●	the Combined Company’s ability to raise financing in the future;

●	the Combined Company’s success in retaining or recruiting, or changes required in, our officers, key employees or directors following the Exchange;

●	our directors and officers potentially having conflicts of interest with our business or in approving the Exchange;

●	factors relating to the business, operations and financial performance of Blackboxstocks and Evtec; and

●	other factors detailed under the section entitled “Risk Factors.”

The foregoing list is not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial. Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this information statement/prospectus. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this information statement/prospectus because Blackboxstocks can give no assurance that they will prove to be correct.

The forward-looking statements contained in this information statement/prospectus and in any document incorporated by reference herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this information statement/prospectus and Blackboxstocks’ Annual Report on Form 10-K for the year ended December 31, 2022 under Item 1A, which are incorporated herein by reference. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this information statement/prospectus may adversely affect Blackboxstocks, Evtec, or, following the consummation of the Exchange, the Combined Company.

THE EXCHANGE

The following is a summary of the material terms of the Exchange. This summary does not purport to be complete and may not contain all of the information about the Exchange that is important to you. The summary of the material terms of the Exchange below and elsewhere in this information statement/prospectus is qualified in its entirety by reference to the Exchange Agreement, a copy of which is attached to the Current Report on Form 8-K filed with the SEC on December 18, 2023 and incorporated by reference herein. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus. You are urged to read this information statement/prospectus, including the Exchange Agreement, carefully and in its entirety for a more complete understanding of the Exchange.

General

Subject to the terms of the Exchange Agreement, the Exchange will be consummated whereby each ordinary share of Evtec will be acquired by Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock, $0.001 par value per share, based on the Exchange Ratio described below under “The Exchange Agreement––Exchange Consideration and Exchange Ratio.” The Combined Company is expected to operate under the name “Evtec Holdings, Inc.” with Blackbox.io Inc. and Evtec operating as wholly-owned subsidiaries of the Combined Company.

Background of the Exchange

In January of 2023, Blackboxstocks’ management began reviewing potential strategic options, including possible mergers, in order to spread the expense of operating as a public company across a larger company. Strategic options considered by management included reverse mergers. Evtec was introduced to Blackboxstocks as a possible candidate by a mutual contact of Blackboxstocks and Evtec.

On January 27, 2023 Blackboxstocks and Evtec held an introductory call which included Gust Kepler, Robert Winspear and David Roberts to discuss a potential transaction. The transaction discussed included the acquisition of Evtec Aluminium Limited and Evtec Automotive Limited which were in similar businesses and under common control.

On February 21, 2023 Blackboxstocks and Evtec executed a mutual non-disclosure agreement and commenced formal due diligence including access to Evtec’s virtual data room.

From March 20 through March 23, 2023, Gust Kepler and Robert Winspear traveled to Coventry England and met with David Roberts, Keith Stanton and other members of Evtec’s management as they toured the Evtec facilities including Evtec Aluminium Limited and Evtec Automotive Limited.

Blackboxstocks and Evtec executed a non-binding letter of intent for Blackboxstocks to acquire Evtec Aluminium Limited, Evtec Group Limited and Evtec Automotive Limited (collectively the “Evtec Companies") on March 29, 2023. Under the terms of the letter of intent, Blackboxstocks would issue shares to the holders of the Evtec Companies such that on completion of the merger, the pre-transaction stockholders of the Blackboxstocks and the Evtec Companies would retain an interest of 8.34% and 91.66% respectively.

On April 14, 2023 Blackboxstocks and Evtec executed a non-binding Amended Letter of Intent (the “LOI”).

On June 9, 2023, Blackboxstocks and Evtec Group Limited executed a securities exchange agreement (the “Securities Exchange Agreement”) whereby Blackboxstocks issued 2,400,000 shares of Series B Convertible Preferred Stock (the “Series B Stock”) in exchange for 4,086 preference shares of Evtec Group Limited. Subsequently, the preference shares of Evtec Group Limited were converted into 4,086 ordinary shares, which Blackboxstocks currently holds as of the date of this information statement/prospectus.

From September 18 through September 22, 2023 Robert Winspear traveled to Coventry and met with David Roberts, David G. Roberts, Keith Stanton and other members of Evtec’s finance and operations teams as well as Evtec’s auditor. Mr. Winspear and Mr. Roberts also met with two potential acquisition targets of Evtec and toured their facilities. During this trip, Mr. Winspear and Mr. Roberts verbally agreed to Mr. Winspear continuing as Chief Financial Officer of the combined company after the Closing.

On November 24, 2023, Blackboxstocks entered into a Binding Amendment to Amended Letter of Intent (the “LOI Amendment”) with the Evtec Companies, which amended the LOI dated April 14, 2023. The LOI Amendment increased Blackboxstocks’ agreed retained percentage in the Combined Company from 8.34% to 9.5%. In addition, as a condition to Blackboxstocks’ continued good faith negotiations regarding the proposed transaction, the Evtec Companies agreed to (i) pay Blackboxstocks aggregate extension fees totaling $400,000 which were guaranteed by a credit worthy affiliate of the Evtec Companies, (ii) provide extension loans of up to $400,000 to Blackboxstocks if the proposed transaction has not closed on or before April 1, 2024, (iii) pay Blackboxstocks amounts in cash equal to any documented legal fees and third-party expenses incurred or payable by Blackboxstocks in connection with the proposed transaction up to $175,000, including any such expenses incurred prior to the date of the LOI Amendment, (iv) forfeit and return 2,400,000 shares of the Series B Stock acquired by Evtec Group Limited under the terms of the Securities Exchange Agreement, and (v) permit Blackboxstocks to convert each of the 4,086 preferred shares of Evtec Group Limited issued to Blackboxstocks pursuant to the Securities Exchange Agreement into one ordinary share of Evtec Group Limited. Blackboxstocks required the financial consideration in the LOI Amendment in order to offset the costs it had incurred and could incur as a result of delays in closing the merger which it attributed to Evtec and a lender for Evtec Automotive Limited.

On December 12, 2023, Blackboxstocks entered into the Exchange Agreement with Evtec and the Sellers. The Exchange Agreement excluded Evtec Group Limited and its operating subsidiary Evtec Automotive Limited because, despite our endeavors, Blackboxstocks could not agree to modifications to the loan and security arrangements that were required by the lenders of Evtec Group Limited at that time. While negotiations in this regard continue, Blackboxstocks agreed to move forward with the Exchange solely with Evtec Aluminium Limited and not wait any longer for agreement to be reached with the lender(s). As a result of modifying the transaction to acquire only Evtec Aluminium Limited, the ownership interest of Blackboxstocks stockholders in the Combined Company increased to 26.8% in order to give its stockholders the same relative value and adjusting for the exclusion of Evtec Automotive Limited from the transaction.

Part of the strategy for the Combined Company is to undertake strategic and complementary acquisitions of UK and US single-source suppliers to OEMs. Therefore, the intention of the directors of the Combined Company is to pursue the acquisition of the remaining stock of Evtec Group Limited resulting in the Combined Company owning the entire issued share capital of Evtec Group Limited. This acquisition, if consummated, would increase Evtec’s current pool of customers to include other prominent OEMs, including Ford, Bentley, Aston Martin and McLaren. However, the parties cannot guarantee that this acquisition will take place as it remains under negotiation and subject to agreement of commercial terms with the vendors, agreement with lenders regarding changes to the loan and security arrangements that are currently in place, and potential approvals such as by the board, shareholders and regulatory authorities.

Blackboxstocks Board of Director’s Reasons for the Exchange

At its meeting on December 12, 2023, after careful consideration, the Blackboxstocks board of directors unanimously (i) determined that the Exchange Agreement and related Transactions are fair to, and in the best interests of, Blackboxstocks and its shareholders, (ii) approved, adopted, and declared advisable the Exchange Agreement and Contemplated, and (iii) recommended that Blackboxstocks shareholders vote to approve the Exchange Agreement and related Transactions.

In reaching its determination, the Blackboxstocks board of directors consulted with and received the advice of Blackboxstocks’ management and its legal advisors and, at its December 11, 2023 meeting and at other meetings at which it considered the Exchange, carefully considered a number of factors that the Blackboxstocks board of directors viewed in its decision, including the following factors:

●	The Blackboxstocks Board considered the pro rata ownership of the combined companies that would be retained by its stockholders of 26.8% to be a significant incentive for entering into the Exchange.

●	The cost of maintaining a Nasdaq listing was very high given Blackboxstocks’ size and current financial condition.

●	Blackboxstocks had a limited time frame in order to monetize its Nasdaq listing due to concerns regarding Blackboxstocks’ ability to continue to meet Nasdaq continued listing requirements.

●

The inclusion of the CVR arrangement would enable stockholders to maintain their interest in the existing value of the current Blackboxstocks operations while also retaining a significant ownership in Evtec in addition to the value of the CVR.

●

Although Evtec had limited operating history, its operations are substantially greater than those of Blackboxstocks. This scale would make the costs of maintaining a Nasdaq listing for the combined company less significant as a percentage of total operating expenses.

●	The combined company would have a greater chance of raising debt or equity capital due to the nature and scale of Evtec’s operations.

●

The Blackboxstocks Board considered the impact of excluding the Evtec Group Limited and Evtec Automotive Limited operations from the transaction and determined that it would be in the best interests of the company and its stockholders to enter into the exchange solely with Evtec Aluminium Limited. If the Combined Company were able to acquire the other Evtec Companies on the same valuation as originally discussed, Blackboxstocks would still retain 9.5% of the Combined Company.

The Blackboxstocks Board also considered a number of uncertainties and risks in its deliberations concerning the Exchange contemplated by the Exchange Agreement, including the following:

●	The Exchange may not be consummated.

●	Blackboxstocks will expend significant amounts of time and capital that may not realize any benefit if the Exchange is not consummated.

●	Some of Blackboxstocks’ directors and executive officers have interests in seeing the Exchange completed that may be different from, or in addition to, those of other Blackboxstocks shareholders.

●	Blackboxstocks may have difficulty attracting, motivating and retaining executives and other employees in light of the Exchange.

●	There could be litigation regarding the Exchange.

●	Evtec has limited operating history and it may not be able to achieve its forecasted growth or profitability which could negatively impact the consideration received.

●	The price of the combined company’s common stock may be volatile and may not reflect the value anticipated by the Blackboxstocks Board.

●	The stockholders may not receive any or substantially less value from the CVR.

●	Various other risks associated with the combined company and the Exchange, including the risks described in the section titled “Risk Factors” in this information statement/prospectus.

The foregoing discussion of the factors considered by the Blackboxstocks board of directors is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered in connection with its evaluation of the Exchange and the Transactions, and the complexity of these matters, the Blackboxstocks board of directors did not consider it practicable to, and did not attempt to, qualify, rank or otherwise assign any relative or specific weights or values to the factors considered, and individual directors may have held varied views of the relative importance of the factors considered and given different weights or values to different factors. The Blackboxstocks board of directors viewed its position and recommendation as being based on an overall review of the totality of the information available to it, including discussions with Blackboxstocks’ management and outside financial and legal advisors, and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Exchange and related Transactions.

The explanation and reasoning of the Blackboxstocks board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Evtec Board of Director’s Reasons for the Exchange

On December 12, 2023, after careful consideration, Evtec’s sole Director (i) determined that the Exchange Agreement and Contemplated Transactions are fair to, and in the best interests of, Evtec and its shareholders, (ii) approved, adopted, and declared advisable the Exchange Agreement and other transactions contemplated by the Exchange Agreement, and (iii) recommended that Evtec shareholders also approve and sign the Exchange Agreement (and such other documents as required to complete the Contemplated Transactions).

In reaching its determination, Evtec’s sole Director, David Roberts, consulted with and received the advice of Evtec’s management and its outside financial and legal advisors and carefully considered a number of factors in his decision, including the following factors:

●	the historical and current information concerning Evtec’s business, including its financial performance and condition, operations, management and competitive position;

●	current industry and economic conditions and Evtec’s prospects if it were to remain an independent private company, including its need to obtain additional financing;

●	the potential to provide its current shareholders with greater liquidity by owning stock in a public company;

●	key directors and senior management would continue to serve in similar roles in the combined business;

●	the transaction would have no impact on its employees;

●

Evtec anticipates investing approximately £40,000,000 into sophisticated plant and machinery over the next five years. This comprises six pressure die cast machines ranging from 750 tonne to 2,700 tonne and 32 CNC machines and associated fixture. The transaction provides Evtec with increased access to sources of capital and a broader range of investors to support the development;

●

the Exchange and capital expected to be raised in conjunction with the Exchange may enable the company to obtain debt finance on more favorable commercial terms based upon its improved covenant strength and improved balance sheet;

●

Evtec is proposing to undertake future acquisitions and investments as part of the combined company, and the listing will enable the company to potentially preserve capital by issuing vendors of target assets with shares in the combined company, as either part or all of the consideration payable in connection with the transaction;

●	the combined business would raise the public profile of Evtec;

●	the likelihood that the Exchange will be consummated on a timely basis;

●	the combined cash resources of combined company expected to be available at the Closing; and

●	the terms and conditions of the Exchange Agreement, including, without limitation, the following:

-	the parties representations, warranties and covenants and the conditions to their respective obligations;

-	potential termination fees that may result from aborting the transaction, which would impose capital constraints on the business;

-	the expected relative percentage of the interests of shareholders of Evtec following the conclusion of the Exchange.

The Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Exchange contemplated by the Exchange Agreement, including the following:

●	the risk that the potential benefits of the Exchange Agreement may not be realized;

●

the risk that future common stock price of shares in the combined vehicle may fall or the pricing is not consistent with management’s expectations in terms of valuation, thus reducing the value of the consideration received by Evtec shareholders in the Exchange;

●	significant termination fees are payable by Evtec if the transaction does not proceed under the Exchange Agreement.

●	Risk of reductions in the cash position of Blackboxstocks prior to the consummation of the transaction.

●

Evtec is required to raise $5.0 million in the Pre-Closing Financing and there is no guarantee or assurances that the company would be in a position to raise those funds and an inability to raise funds could be as a result of several factors outside of the company’s control;

●	Risk that the Exchange might not be consummated in a timely manner or at all;

●	the additional expenses that the Evtec business will be subject to as a public company following the Closing to which it has not previously been subject; and

●	various other risks associated with the combined company and the Exchange, including the risks described in the section titled “Risk Factors” in this prospectus.

The foregoing discussion of the factors considered by the Evtec board of directors is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered in connection with its evaluation of the Exchange and related Transactions, and the complexity of these matters, the Evtec board of directors did not consider it practicable to, and did not attempt to, qualify, rank or otherwise assign any relative or specific weights or values to the factors considered, and individual directors may have held varied views of the relative importance of the factors considered and given different weights or values to different factors. The Evtec board of directors viewed its position and recommendation as being based on an overall review of the totality of the information available to it, including discussions with Evtec’s management and outside financial and legal advisors, and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Exchange and related Transactions.

The explanation and reasoning of the Evtec board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Interests of Blackboxstocks’ Directors and Executive Officers in the Exchange

In connection with the consummation of the Exchange, Blackboxstocks’ directors and executive officers have interests in the Exchange that may be different from, or in addition to, those of the stockholders of Blackboxstocks generally. These interests are described in more detail below. The Blackboxstocks board of directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Exchange Agreement, the Exchange and related Transactions.

In connection with the Exchange Agreement, Blackboxstocks will enter into an option agreement with Gust Kepler, Chairman, Chief Executive Officer and President of Blackboxstocks (the “Option Agreement”). Under the Option Agreement, the Company has the right, but not the obligation, to cause Mr. Kepler to sell, and Mr. Kepler has the right, but not the obligation, to cause the Company to purchase all of all of the Company’s Series A Convertible Preferred Stock. In the event that an option right is exercised under the Option Agreement, the purchase price per Series A Convertible Preferred Stock of Blackboxstocks shall be equal to one issued and outstanding share of Series A Convertible Preferred Stock of Blackbox.io Inc., a Delaware corporation and wholly-owned subsidiary of the Company. Furthermore, if the Option Agreement is exercised, the shares of Series A Convertible Preferred Stock of Blackbox.io Inc. Mr. Kepler would receive, each share of which is entitled to 100 votes on all stockholder matters, would vest him with direct voting control over Blackbox.io Inc.

In addition, following the consummation of the Exchange, Mr. Kepler will cease to be engaged directly by the Combined Company and will be appointed as Chief Executive Officer of the Combined Company’s wholly owned subsidiary, Blackbox.io Inc., and Robert Winspear, a current Blackboxstocks director, will continue to serve as a director and Chief Financial Officer of the Combined Company.

Interests of Evtec’s Directors and Executive Officers in the Exchange

In connection with the consummation of the Exchange, the directors and executive officers have an interest in the transaction by virtue of individual holding of ordinary shares in Evtec (and shareholding of family members’) as set out below, which will be exchanged for Blackboxstocks common stock in the Exchange:

Director and/or Executive	Amount and Nature of Beneficial Ownership in Evtec

David Roberts	5,370 (1)

Julia Steinbrenner	430 (2)

David G. Roberts	600

Keith Stanton	1,000

Steven Norris	Nil

Stephen (“Steve”) Ilott	Nil

Anil Khurana	Nil

(1) Consists of: (i) 2,818 shares owned by David Roberts in his own name, and (ii) 2,552 shares owned by Mr. Roberts’ wife, Jayne Roberts.

(2) Consists of 430 shares held via George 4 Foundation Inc. of which she is a director.

Furthermore, the following directors and executive officers of Evtec will be appointed to the board of directors of the Combined Company:

●	David Roberts
●	Steven Norris
●	Julia Steinbrenner
●	Steve Ilott
●	Anil Khurana

Directors and Management of the Combined Company After the Exchange

Following the consummation of the Exchange, the board of directors of the Combined Company will consist of six members, comprised of David Roberts, Robert Winspear, Steven Norris, Julia Steinbrenner, Steve Ilott and Anil Khurana, with Steven Norris to be appointed Chairman of the Combined Company’s board of directors. Effective as of the Closing of the Exchange, the Combined Company’s executive officers are expected to include David Roberts, who will serve as Chief Executive Officer and President, Robert Winspear who will serve as Chief Financial Officer and Secretary, Keith Stanton, who will serve as Group Managing Director, David G. Roberts, who will serve as Group Finance Director and Gust Kepler who will serve as Chief Executive Officer of Blackbox.io, Inc.

Regulatory Approvals Required to Complete the Exchange

In the United States, Blackboxstocks must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq (the “Nasdaq Listing Rules”) in connection with the issuance of shares of Blackboxstocks common stock and the filing of this information statement/prospectus.

Listing of Blackboxstocks Common Stock

It is a condition to completion of the Exchange that the Blackboxstocks common stock issuable in connection with the Exchange be approved for listing on Nasdaq, subject to consummation of the Exchange and official notice of issuance. No delisting or suspension in trading of Blackboxstocks common stock on Nasdaq shall have occurred and be continuing upon the consummation of the Exchange.

Blackboxstocks will use commercially reasonable efforts to cause the shares of Blackboxstocks common stock to be listed on Nasdaq. In furtherance thereof, Blackboxstocks intends to file an initial listing application with the Nasdaq Capital Market pursuant to Nasdaq’s rules for companies conducting a business combination that results in a change of control. Upon completion of the Exchange, as noted above Blackboxstocks will be renamed “Evtec Holdings, Inc.” and expects its common stock to trade on the Nasdaq Capital Market under the symbol “EVHI.”

Anticipated Accounting Treatment

Blackboxstocks prepares its financial statements in accordance with U.S. GAAP. The Exchange will be accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations, which provides guidance for the determination of the accounting acquirer for this transaction. In connection with the Exchange, Evtec is the accounting acquirer and Blackboxstocks is the accounting acquiree. In identifying Evtec as the acquiring entity for accounting purposes, Blackboxstocks and Evtec took into account a number of factors as of the date of this Form S-4, including the relative voting rights and the intended corporate governance structure of the Combined Company. Evtec is considered the accounting acquirer since it will control the board of directors of the Combined Company and its shareholders will have an ownership interest in the Combined Company’s common stock of approximately 73.2%. Although Gust Kepler will possess voting control of the Combined Company as a result of his continued ownership of 100% of the Class A Preferred Stock, the Option Agreement would give the Combined Company the ability to redeem such shares. In addition to the voting and governance aspects of the transaction, Blackboxstocks considered the relative size of Evtec and Blackboxstocks and the fact that they are in very different industries as additional factors supporting Evtec as the accounting acquiror. Under the acquisition method of accounting, the assets and liabilities of Blackboxstocks, as the accounting acquiree, will be recorded at their respective fair value as of the date the Exchange is completed.

No Appraisal Rights and Dissenters’ Rights

No dissenters’ or appraisal rights will be available with respect to the Exchange, Exchange Agreement or related Transactions.

THE EXCHANGE AGREEMENT

The following is a summary of the material terms of the Exchange Agreement. This summary does not purport to be complete and may not contain all of the information about the Exchange Agreement that is important to you. The summary of the material terms of the Exchange Agreement below and elsewhere in this information statement/prospectus is qualified in its entirety by reference to the Exchange Agreement, a copy of which is attached to the Current Report on Form 8-K filed with the SEC on December 18, 2023 and incorporated by reference herein. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus. You are urged to read the Exchange Agreement carefully and in its entirety because it, and not the description below or elsewhere in this information statement/prospectus, is the legal document that governs the Exchange.

The Exchange Agreement has been incorporated by reference in this information statement/prospectus to provide you with information regarding the terms of the Exchange. It is not intended to provide you with any other factual or financial information about Blackboxstocks or Evtec or any of their respective affiliates or businesses. Information about Blackboxstocks and Evtec can be found elsewhere in this information statement/prospectus and in the other filings Blackboxstocks has made with the SEC, which are available without charge at http://www.sec.gov. See “Where You Can Find More Information & Incorporation by Reference.”

The Exchange

The Exchange Agreement provides for Blackboxstocks acquiring the entire issued and outstanding share capital of Evtec (including all shares issuable in connection with the Pre-Closing Financing). The Combined Company will operate under the name “Evtec Holdings, Inc.” with Blackbox.io Inc. and Evtec operating as wholly-owned subsidiaries of the Combined Company.

Closing; Effective Time of the Exchange

The Closing will occur no later than two business days after the last of the conditions as set forth in the Exchange Agreement has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time as Blackboxstocks and Evtec agree. Blackboxstocks and Evtec anticipate that the Closing will occur in the third quarter of 2024. However, because the Exchange is subject to a number of conditions, neither Blackboxstocks nor Evtec can predict exactly when the Closing will occur or if it will occur at all.

Exchange Consideration and Exchange Ratio

At the Closing, each ordinary share of Evtec will be acquired by Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock, $0.001 par value per share, based on the Exchange Ratio (defined below), rounded to the nearest whole share of Blackboxstocks common stock after aggregating all fractional shares issuable to each Seller. The Exchange Ratio may be adjusted to the extent that Evtec raises more than $5.0 million in the Pre-Closing Financing. Immediately following the Closing, Evtec ordinary shares will be acquired by Blackboxstocks according to an Exchange Ratio of 301.8 shares of Blackboxstocks Common Stock for each Evtec Ordinary Share (which assumes that Evtec raises $5.0 million in the Pre-Closing Financing). The Exchange Ratio will be appropriately adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into shares in the Evtec ordinary share capital or Blackboxstocks common stock), reorganization, recapitalization, or other like change occurring prior to Closing. Each Evtec ordinary share in issue immediately prior to the Closing will be sold to Blackboxstocks by the Seller that owns such Evtec ordinary share in consideration for such number of duly authorized, validly issued, fully paid and non-assessable shares of Blackboxstocks common stock as is equal to the Exchange Ratio, rounded to the nearest whole share of Blackboxstocks common stock (after aggregating all fractional shares of Blackboxstocks common stock issuable to such Seller). No fractional shares of Blackboxstocks will be issued in the Exchange.

The Blackboxstocks pre-Closing common stockholders and holders of Evtec’s share capital (including all Evtec shares issued in connection with the Pre-Closing Financing) are expected to own approximately 26.8% and 73.2%, respectively, of the outstanding common stock of the Combined Company (which assumes Evtec raises $5.0 million in Pre-Closing Financing).

Contingent Value Rights

Immediately prior to Closing, each holder of Blackboxstocks common stock of record will be entitled to one contractual contingent value right (a “CVR”) issued by Blackboxstocks for each share of Blackboxstocks common stock held by such holder, subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement (the “CVR Agreement”), a copy of the form of which is attached to the Current Report on Form 8-K filed with the SEC on December 18, 2023 and incorporated by reference herein. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus. The Blackboxstocks board of directors will pay the dividend of one CVR for each share of Blackboxstocks common stock immediately prior to the consummation of the Exchange, conditioned upon the satisfaction or waiver of all conditions to the Exchange and the occurrence of the time that is immediately prior to the consummation of the Exchange.

Exchange Procedures

Exchange

At or prior to the Closing, Blackboxstocks will issue and cause to be deposited with its transfer agent (the “Exchange Agent”), for the benefit of the Sellers, uncertificated book-entries representing such aggregate number of shares of Blackboxstocks common stock issued pursuant to the calculation of acquisition consideration using the Exchange Ratio.

At or prior to the Closing, each Seller, as a condition to receiving the applicable acquisition consideration, will deliver to the Exchange Agent (i) a duly executed stock transfer form in favor of Blackboxstocks in customary form approved by Blackboxstocks in respect of the Evtec ordinary shares held by such Seller, and (ii) in respect of all Evtec ordinary shares held by such Seller, certificates evidencing title to such shares or an indemnity for any lost certificates made in favor of Evtec and Blackboxstocks in a form reasonably acceptable to Blackboxstocks.

As promptly as practicable after receipt by the Exchange Agent from a Seller of the aforementioned stock transfer form and Evtec ordinary share certificates, together with such other customary documents as may reasonably be required by the Exchange Agent or Blackboxstocks, such Seller shall receive, from the Exchange Agent, in exchange therefor, a number of whole shares of Blackboxstocks common stock represented, at such Seller’s election, by book entry or certificated shares equal to the number of whole shares of Blackboxstocks common stock that such Seller has the right to receive pursuant to the calculation of acquisition consideration using the Exchange Ratio. If any shares of Blackboxstocks common stock are to be issued in a name other than that in which the Evtec ordinary share certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof (i) that the Evtec ordinary share certificate so surrendered will be in proper form for transfer and (ii) that the party requesting such exchange will have paid to Blackboxstocks, or any other party designated by it, any transfer or other taxes required by reason of the issuance of the shares of Blackboxstocks common stock in any name other than that of the registered holder of the Evtec ordinary share certificate surrendered, or established to the satisfaction of Blackboxstocks or any agent designated by it that such tax has been paid or is not payable.

Withholding Rights

Each of the Exchange Agent, Blackboxstocks, and Evtec will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to the Exchange Agreement any amounts that are required to be deducted or withheld from that consideration under the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code or any provisions of applicable state, local or foreign tax law. To the extent any amounts are withheld in accordance with the provisions of the Exchange Agreement and are paid over to the applicable governmental body, such amounts will be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

Power of Attorney

With effect from Closing, each Seller will appoint Blackboxstocks to be its lawful agent, proxy and attorney and grant Blackboxstocks a power-of-attorney with full power to exercise all rights pertaining to any Evtec ordinary shares registered in the name of such Seller as Blackboxstocks in its absolute discretion sees fit. The power of attorney granted by each Seller shall expire on the date on which Blackboxstocks is entered into Evtec register of members as the holder of the Evtec ordinary shares that were registered in the name of such seller at the Closing.

Organizational Documents

At the effective time of the Exchange, the articles of incorporation and the bylaws of Blackboxstocks, as in effect immediately prior to Closing, will be the articles of incorporation and the bylaws of the Combined Company, until thereafter amended in accordance with applicable law and the applicable provisions of such bylaws.

Representations and Warranties

The Exchange Agreement contains representations and warranties of each of the parties to the Exchange Agreement to the other parties. The assertions embodied in those representations and warranties were made solely for purposes of the Exchange Agreement and may be subject to important confidential disclosures and qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Exchange Agreement. Accordingly, Blackboxstocks stockholders should not rely on representations and warranties as characterizations of the actual state of facts or circumstances, and they should bear in mind that the representations and warranties were made solely for the benefit of the parties to the Exchange Agreement, were negotiated for purposes of allocating contractual risk among the parties to the Exchange Agreement rather than to establish matters as facts, and may be subject to contractual standards of materiality different from those generally applicable to equity holders. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Exchange Agreement, which subsequent information may or may not be reflected in public disclosures by Blackboxstocks. This description of the representations and warranties is included to provide Blackboxstocks stockholders with information regarding the terms of the Exchange Agreement.

In the Exchange Agreement, Evtec made representations and warranties relating to, among other things:

●

due organization, valid existence, good standing and power and authority of Evtec to conduct its business as it is currently being conducted, to own and use assets as its assets are currently owned and used, and to perform obligations under all contracts by which it is bound;

●	capital structure and capitalization of Evtec;

●	requisite corporate power and authority to enter into the Exchange Agreement, to perform its obligations thereunder, and to consummate the related Transactions;

●	enforceability of the Exchange Agreement against Evtec;

●	due authorization and execution of the Exchange Agreement by Evtec;

●	absence of conflicts with, violations or breaches of, or defaults under, Evtec’s organizational documents, applicable legal requirements or orders, and certain contracts applicable to it;

●

consents, approvals, orders or authorization of, or registration, declaration or filing with, governmental bodies required in connection with executing and delivering the Exchange Agreement or the consummation the related Transactions;

●

suitability for inclusion in this information statement/prospectus, compliance with International Financial Reporting Standards (“IFRS”), and fair presentation of financial position, results of operations and cash flows for the audited financial statements of Evtec;

●

suitability for inclusion in this information statement/prospectus, good faith preparation, and fair presentation of financial position, results of operations and cash flows for the unaudited financial statements of Evtec;

●

Evtec’s internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

●

absence of any off-balance sheet arrangements, formal investigations regarding financial reporting or accounting policies and practices, or knowledge of fraud that involves Evtec’s management or other employees who have a role in the preparation of financial statements;

●

absence of any material adverse effect, as defined below under the “Material Adverse Effect” section, on Evtec and certain other changes and events since December 31, 2020 through the date of the Exchange Agreement;

●	tax matters affecting Evtec;

●	intellectual property matters affecting Evtec;

●	compliance with legal requirements, orders, and contracts applicable to Evtec;

●	absence of pending or threatened legal proceedings or orders against Evtec, and its ability to pay debts;

●	good, valid and marketable title to material tangible assets of Evtec;

●	environmental matters affecting Evtec;

●	labor matters affecting Evtec;

●	the material contracts of Evtec;

●	the accuracy and completeness of minute books, share certificate books, registers of shareholders and other corporate registers of Evtec;

●	compliance with the terms and conditions of Evtec’s material insurance policies;

●	Evtec’s ability to bid on contracts with governmental bodies;

●	Evtec’s related party transactions;

●

the accuracy of the information contained in this information statement/prospectus and supplied by or on behalf of Evtec for inclusion or incorporation by reference in this information statement/prospectus pursuant to which the Blackboxstocks common shares to be issued under the Exchange Agreement are registered;

●	the Evtec board’s actions to render any applicable takeover statutes inapplicable to the Exchange and the related Transactions;

●	the ownership of Blackboxstocks equity by Evtec and its affiliates;

●	absence of any undisclosed broker’s, finder’s or other similar fees;

●	absence and disclaimer of any other representations or warranties made with respect to Evtec.

In the Exchange Agreement, Blackboxstocks made representations and warranties relating to, among other things:

●

due organization, valid existence, good standing and power and authority of Blackboxstocks to conduct its business as it is currently being conducted, to own and use assets as its assets are currently owned and used, and to perform obligations under all contracts by which it is bound;

●	capital structure and capitalization of Blackboxstocks;

●	requisite corporate power and authority to enter into the Exchange Agreement, to perform its obligations thereunder, and to consummate related Transactions;

●	enforceability of the Exchange Agreement against Blackboxstocks;

●	due authorization and execution of the Exchange Agreement by Blackboxstocks;

●	absence of conflicts with, violations or breaches of, or defaults under, Blackboxstocks’ organizational documents, applicable legal requirements or orders, and certain contracts applicable to it;

●

consents, approvals, orders or authorization of, or registration, declaration or filing with, governmental bodies required in connection with executing and delivering the Exchange Agreement or the consummation of related Transactions;

●	Blackboxstocks’ SEC filings, financial statements, internal controls, SEC correspondence and accounting or auditing practices and the statements and documents contained therein;

●	Blackboxstocks’ compliance with applicable listing and corporate governance rules and regulations of Nasdaq, applicable provisions of the Sarbanes-Oxley Act, and applicable securities laws;

●	Blackboxstocks’ internal controls over financial reporting, its disclosure controls and procedures, and the absence of off-balance sheet arrangements;

●

absence of any material adverse effect, as defined below under the “Material Adverse Effect” section on Blackboxstocks and certain other changes and events since December 31, 2022 through the date of the Exchange Agreement;

●	tax matters affecting Blackboxstocks;

●	intellectual property matter affecting Blackboxstocks;

●	compliance with legal requirements, orders, and contracts applicable to Blackboxstocks;

●	absence of pending or threatened legal proceedings or orders against Blackboxstocks;

●	good, valid and marketable title to material tangible assets of Blackboxstocks;

●	environmental matters affecting Blackboxstocks;

●	labor matters affecting Blackboxstocks;

●	the material contracts of Blackboxstocks;

●	the accuracy and completeness of minute books, share certificate books, registers of shareholders and other corporate registers of Blackboxstocks;

●	compliance with the terms and conditions of Blackboxstocks’ material insurance policies;

●	Blackboxstocks’ code of ethics and the absence of violations thereunder;

●	Blackboxstocks’ ability to bid on contracts with governmental bodies;

●	Blackboxstocks’ related party transactions;

●

the accuracy of the information contained in this information statement/prospectus and supplied by or on behalf of Blackboxstocks for inclusion or incorporation by reference in this information statement/prospectus pursuant to which the Blackboxstocks shares to be issued under the Exchange Agreement are registered;

●	absence of any undisclosed broker’s, finder’s or other similar fees;

●	absence and disclaimer of any other representations or warranties made with respect to Blackboxstocks.

In the Exchange Agreement, the Sellers made representations and warranties relating to, among other things:

●	legal and beneficial ownership and good and valid title to Evtec ordinary shares by Sellers;

●	requisite legal capacity or corporate power and authority of the Sellers to enter into the Exchange Agreement and perform obligations thereunder;

●	absence of conflicts with, violations or breaches of, or defaults under, Sellers’ organizational documents, applicable legal requirements or orders, and certain contracts applicable to it;

●	absence of insolvency proceedings against the Sellers;

●	tax matters affecting the Sellers;

●

the accuracy of the information contained in this information statement/prospectus and supplied by or on behalf of the Sellers for inclusion or incorporation by reference in this information statement/prospectus pursuant to which the Blackboxstocks shares to be issued under the Exchange Agreement are registered;

●	the ownership of Blackboxstocks equity by the Sellers or their affiliates;

●	absence and disclaimer of any other representations or warranties made with respect to the Sellers.

Material Adverse Effect

Some of the representations of the parties to the Exchange Agreement are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true and correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). For the purposes of the Exchange Agreement, “material adverse effect” with respect to Blackboxstocks means any effect that, considered together with all other effects, has, or is reasonably expected to have, a material adverse effect on: (a) the business, financial condition, operations or results of operations of Blackboxstocks taken as a whole or (b) the ability of Blackboxstocks to consummate the related Transactions or to perform any of its covenants or obligations under the Exchange Agreement; provided, however, that for purposes of clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether a Blackboxstocks material adverse effect has occurred:

●

conditions generally affecting the industries in which Blackboxstocks participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Blackboxstocks, taken as a whole, relative to other companies in the industry in which Blackboxstocks operates;

●	changes in the trading price or trading volume of Blackboxstocks common stock;

●

any failure by Blackboxstocks to meet any Blackboxstocks estimates or expectations of Blackboxstocks’ business operations, any internal or analyst projections or forecasts or third-party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Exchange Agreement;

●	the execution, delivery, announcement or performance of the obligations under the Exchange Agreement or the announcement, pendency or anticipated consummation of the related Transactions;

●

any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof, or any viruses, pandemics, epidemic or other outbreak of illness or public health event, or any spread or worsening thereof, or any other effect that may be considered a force majeure event;

●

any changes (after the date of the Exchange Agreement) in GAAP or applicable legal requirements (or, in each case, the interpretation thereof) to the extent that such conditions do not have a disproportionate impact on Blackboxstocks, taken as a whole, relative to other companies in the industry in which Blackboxstocks operates;

●

general conditions in financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure event), to the extent that such conditions and changes do not have a disproportionate impact on Blackboxstocks, taken as a whole, relative to other companies in the industry in which Blackboxstocks operates or to which other companies undertaking transactions similar to the Exchange and related Transactions may be subject;

●	the taking of any action, or the failure to take any action, by Blackboxstocks, that is required or reasonably necessary to comply with the terms of the Exchange Agreement; or

●	any stockholder or derivative litigation arising from or relating to the Exchange Agreement or related Transactions.

For the purposes of the Exchange Agreement, “material adverse effect” with respect to Evtec means any effect that, considered together with all other effects, has, or is reasonably expected to have, a material adverse effect on: (a) the business, financial condition, operations or results of operations of Evtec companies taken as a whole or (b) the ability of Evtec to consummate the Exchange and related Transactions or to perform any of its covenants or obligations under the Exchange Agreement; provided, however, that for purposes of clause (a), in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether a Evtec material adverse effect has occurred:

●

conditions generally affecting the industries in which Evtec participates or the United Kingdom or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on the Evtec companies, taken as a whole, relative to other companies in the industry in which the Evtec companies operate;

●

any failure by an Evtec company to meet any estimates or expectations of its development programs, internal projections or forecasts or third-party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Exchange Agreement;

●	any failure by Evtec to meet Evtec’s estimates or expectations of Evtec ’s development programs, any internal projections or forecasts for any period ending on or after the date hereof;

●	the execution, delivery, announcement or performance of the obligations under the Exchange Agreement or the announcement, pendency or anticipated consummation of the Exchange and related Transactions;

●

any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof, or any viruses, pandemics, epidemic or other outbreak of illness or public health event, or any spread or worsening thereof, or any other effect that may be considered a force majeure event;

●

any changes (after the date of the Exchange Agreement) in Financial Reporting Standard 102 or GAAP or applicable Legal Requirements (or, in each case, the interpretation thereof) to the extent that such conditions do not have a disproportionate impact on the Evtec companies, taken as a whole, relative to other companies in the industry in which the Evtec companies operate;

●	the taking of any action, or the failure to take any action, by any Evtec company, that is required or reasonably necessary to comply with the terms of the Exchange Agreement;

●

regulatory approval of, or regulatory action or announcement with respect to, any product, or product candidates, of a third party that are similar to, or expected to compete against, any of Evtec’s product candidates.

Conduct of Business by Blackboxstocks Pending the Closing

Blackboxstocks and its subsidiaries have agreed that, during the period from the date of the Exchange Agreement and continuing until the earlier of the termination of the Exchange Agreement pursuant to its terms or the Closing (the “Pre-Closing Period”), Blackboxstocks shall, and shall cause its subsidiaries to, conduct their respective businesses and operations (a) in the ordinary course of business consistent with past practice; and (b) in compliance in all material respects with all applicable legal requirements and requirements of all contracts that constitute Blackboxstocks contracts. The foregoing is qualified (i) as set for in the Blackboxstocks disclosure schedule, (ii) as expressly contemplated by the Exchange Agreement, (iii) as required by applicable legal requirements, or (iv) if Evtec shall otherwise consent in writing.

In addition, without limiting the foregoing, other than as expressly contemplated by the Exchange Agreement, or with the prior written consent of Evtec, Blackboxstocks will not, and will not permit its subsidiaries to:

●

amend or otherwise change any of the organizational documents of Blackboxstocks or effect or be a party to any merger, consolidation, share exchange business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Exchange and related Transactions;

●

other than in relation to the Contemplated Transactions, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest) (except for the issuance of shares of Blackboxstocks common stock issuable pursuant to Blackboxstocks options or Blackboxstocks restricted stock units in accordance with the terms under the Blackboxstocks incentive plan or pursuant to Blackboxstocks warrants, as the case may be, which Blackboxstocks options, Blackboxstocks restricted stock units or Blackboxstocks warrants, as the case may be, are outstanding on the date of the Exchange Agreement);

●

extend credit for borrowed money to any person or incur any indebtedness for borrowed money or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of any other person or sell, pledge, dispose of or create an encumbrance with respect to any assets (except for encumbrances created by operation of law or dispositions of obsolete or worthless assets);

●

accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of any Blackboxstocks options or Blackboxstocks warrants or authorize cash payments in exchange for any Blackboxstocks options or Blackboxstocks warrants, except as may be required under any Blackboxstocks incentive plan, contract or the Exchange Agreement or as may be required by applicable legal requirements;

●

(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (other than the issuance of the CVRs in accordance with the Exchange Agreement and the CVR Agreement), except that a wholly owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (other than the Blackboxstocks reverse stock split if applicable) or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing;

●

sell, assign, transfer, license, sublicense or otherwise dispose of any intellectual property rights, other than in the ordinary course of business (which shall include material transfer agreements, services agreements, non-disclosure agreements and other ordinary course contracts with non-exclusive licenses);

●

except for the incorporation of Blackbox.io Inc., acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets or any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

●	forgive any loans to any person, including its employees, officers, directors or affiliates;

●

except as may be required under the Blackboxstocks incentive plan, and Blackboxstocks contract or the Exchange Agreement or as may be required by applicable legal requirements, (i) increase the compensation payable or to become payable to its directors, officers, employees or consultants, (ii) grant any severance, change in control, retention or termination pay to, or enter into any employment, severance or similar agreement with, any director, officer, employee or consultant, (iii) hire any new employee or consultant whose annual base salary is more than $150,000 per year, (iv) establish, adopt, enter into, terminate or amend in any material respect any collective bargaining or similar agreement or the Blackboxstocks incentive plan, or take any action to accelerate the time of payment or vesting of any compensation or benefits or take any action to fund or secure the funding of any compensation or benefits (other than qualified retirement plan benefits);

●	take any action, other than as required by applicable legal requirements or GAAP, to change accounting policies or procedures;

●

(i) make or change any material tax election inconsistent with past practices, (ii) change any material tax accounting method, or (iii) settle or compromise any material federal, state, local or foreign tax liability, except, in the case of clauses (i) and (ii), as required by legal requirements;

●

pay, discharge or satisfy any claims or liabilities, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Blackboxstocks financials, or incurred in the ordinary course of business and consistent with past practice;

●

initiate any litigation, action, suit, proceeding, claim or arbitration (each, an “Action”), or settle or agree to settle any Action, other than any settlement which (i) provides a complete release of all claims against Blackboxstocks, and (ii) that does not involve the payment of any amount by Blackboxstocks in excess of $100,000 (after giving effect to any insurance coverage applicable to such settlement) (except for any Action arising out of or related to the Exchange Agreement or the related Transactions);

●

fail to make any material payment with respect to any of Blackboxstocks’ or any of its subsidiaries’ accounts payable or indebtedness in a timely manner in accordance with the terms thereof and consistent with past practices;

●	enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Exchange and related Transactions; or

●	take, or agree in writing or otherwise to take, any of the actions described in the sections above.

Nothing contained in the Exchange Agreement shall give Evtec, directly or indirectly, the right to control or direct the operations of any Blackboxstocks company prior to the Closing, and prior to the Closing, each Blackboxstocks company shall exercise, consistent with the terms and conditions of the Exchange Agreement, complete control over its operations. Notwithstanding anything to the contrary set forth in the Exchange Agreement, no consent of Evtec will be required with respect to any matter set forth in the Exchange Agreement to the extent the requirement of such consent would violate any applicable legal requirements.

Conduct of Business by Evtec Pending the Closing

Evtec and its subsidiaries have agreed that, during the Pre-Closing Period, Evtec shall, and shall cause its subsidiaries to, conduct their respective businesses and operations (a) in the ordinary course of business consistent with past practice; and (b) in compliance in all material respects with all applicable legal requirements and requirements of all contracts that constitute Evtec contracts. The foregoing is qualified (i) as set for in the Evtec disclosure schedule, (ii) as expressly contemplated by the Exchange Agreement, (iii) as required by applicable legal requirements, or (iv) if Blackboxstocks shall otherwise consent in writing.

In addition, without limiting the foregoing, other than as expressly contemplated by the Exchange Agreement, or with the prior written consent of Blackboxstocks, Evtec will not, and will not permit its subsidiaries to:

●

amend or otherwise change any of the organizational documents of any Evtec company or effect or be a party to any merger, consolidation, share exchange business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

●

issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest);

●	redeem, repurchase or otherwise acquire, directly or indirectly, any shares in the Evtec share capital except, for the avoidance of doubt, the Exchange and related Transactions;

●

extend credit for borrowed money to any person or incur any indebtedness for borrowed money or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an encumbrance with respect to any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, and (ii) encumbrances created by operation of law or dispositions of obsolete or worthless assets);

●	accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or authorize cash payments in exchange for any options;

●

(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares in the Evtec share capital, except that a wholly owned subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any shares in the Evtec share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares in the Evtec share capital or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing except, for the avoidance of doubt, the Exchange and related Transactions;

●

sell, assign, transfer, license, sublicense or otherwise dispose of any Evtec intellectual property rights, other than in the ordinary course of business (which shall include material transfer agreements, services agreements, non-disclosure agreements and other ordinary course contracts with non-exclusive licenses);

●

materially change any royalty payments charged by any Evtec company or materially change any royalty payments charged by persons who have licensed intellectual property rights to any Evtec company other than in the ordinary course of business;

●	form any subsidiary;

●

acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets or any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

●	forgive any loans to any person, including its employees, officers, directors or affiliates;

●	take any action, other than as required by applicable legal requirements, IFRS or GAAP, to change accounting policies or procedures;

●

(i) make or change any material tax election inconsistent with past practices, (ii) change any material tax accounting method, or (iii) settle or compromise any material federal, state, local or foreign tax liability, except, in the case of clauses (i) and (ii), as required by legal requirements;

●

pay, discharge or satisfy any claims or liabilities (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities incurred in the ordinary course of business and consistent with past practice or otherwise incurred in connection with the Exchange and related Transactions;

●	other than in the ordinary course of business, enter into, materially amend or terminate any Evtec contract;

●	enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Exchange and related Transactions;

●

settle or agree to settle any Action, other than in the ordinary course of business (except as provided for in the Exchange Agreement regarding stockholder litigation, for any Action arising out of or related to the Exchange Agreement or the related Transactions);

●	take, or agree in writing or otherwise to take, any of the actions described in the sections above.

Nothing contained in the Exchange Agreement shall give Blackboxstocks, directly or indirectly, the right to control or direct the operations of any Evtec company prior to the Closing, and prior to the Closing, each Evtec company shall exercise, consistent with the terms and conditions of the Exchange Agreement, complete control over its operations. Notwithstanding anything to the contrary set forth in the Exchange Agreement, no consent of Blackboxstocks will be required with respect to any matter set forth in the Exchange Agreement to the extent the requirement of such consent would violate any applicable legal requirements.

Covenants and Additional Agreements

Registration Statement; Information Statement

The parties agree to the following actions to take place on or before the later of (x) sixty days after the date of the Exchange Agreement, or (y) ten days after Blackboxstocks’ receipt of Evtec financials:

●

Blackboxstocks and Evtec will prepare and file with the SEC this preliminary information statement relating to the Blackboxstocks stockholder consent to be executed in connection with the Exchange Agreement and related Transactions;

●

Blackboxstocks and Evtec will prepare and file with the SEC this registration statement on Form S-4, in which the information statement is included as a part (collectively, the “Registration Statement”), in connection with the registration under the Securities Act of 1933 of Blackboxstocks common shares to be issued pursuant to the Exchange Agreement and related Transactions.

In relation to the preparation and filing of this information statement/prospectus, the parties agreed to the following terms:

●	Blackboxstocks will, reasonably promptly after the receipt of the Registration Statement, make available to Evtec any SEC correspondence related to the Registration Statement;

●	Blackboxstocks and Evtec will use their commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable;

●

Blackboxstocks, Evtec, and Sellers will furnish all information as the other parties may reasonably request under the Exchange Agreement in connection with the preparation of the Registration Statement;

●

Blackboxstocks covenants that the Registration Statement will not contain any untrue misstatement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they are made, not misleading;

●

Evtec covenants that the information supplied to Blackboxstocks for inclusion in the Registration Statement will not contain any untrue statement of material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Blackboxstocks makes no covenant, representation or warranty with respect to statements made in the Registration Statement, if any, based on information provided by or on behalf of Evtec or any of its representatives for inclusion therein.

●

Blackboxstocks shall use commercially reasonable efforts to cause the information statement to be mailed to its stockholders as promptly as practicable (but within 5 Business Days) after the Registration Statement is declared effective by the SEC.

●

If Blackboxstocks or Evtec become aware of any event or information that should be disclosed in an amendment or supplement to the Registration Statement, then such party shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Blackboxstocks stockholders.

●

Prior to filing and mailing, as applicable, the Registration Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Blackboxstocks will provide Evtec a reasonable opportunity to review and comment on such document or response and shall discuss with Evtec and include in such document or response, comments reasonably and promptly proposed by Evtec. Blackboxstocks will advise Evtec, promptly after Blackboxstocks receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Blackboxstocks common stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

Director Indemnification and Insurance

The Exchange Agreement provides that, from and after the Closing, the Combined Company will, for a period of six years after Closing, indemnify and hold harmless all present and former directors and officers of any Evtec company or Blackboxstocks against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, arising from the fact that the party was a director or officer of Blackboxstocks or an Evtec company.

In addition, from and after the Closing, the Combined Company will maintain directors’ and officers’ liability insurance policies, at Evtec’s expense, for the Combined Company and its subsidiaries. Prior to closing, Blackboxstocks will purchase and fully pre-pay, at Blackboxstocks’ expense, a “tail” endorsement for Blackboxstocks’ existing directors’ and officers’ insurance policies and Blackboxstocks’ existing fiduciary liability insurance policies, in each case, that provides a six-year extended reporting period from and after the Closing for claims made against an individual insure for any alleged or actual wrongful acts that occurred prior to the Closing. If no such “tail” is available to be purchased, Blackboxstocks will obtain and fully pre-pay, at Evtec’s expense, the premium for directors’ and officers’ and fiduciary liability insurance policies which would be the equivalent of the “tail” with coverage that is substantially equivalent to and in any event not less favorable than the Blackboxstocks existing directors’ and officers’ and fiduciary liability insurance. Evtec will obtain run-off “tail” endorsements to its existing directors’ and officers’ insurance policies (or runoff or “tail” policies of at least the same coverage containing terms and conditions no less advantageous to the current and all former directors and officers of Evtec) with respect to acts or failures to act prior to the Closing.

All rights to exculpation and indemnification in the Exchange Agreement are in addition to any rights otherwise available to the current and former directors and officers of Blackboxstocks and Evtec.

Non-Solicitation

During the period before Closing, each Blackboxstocks and Evtec will not, and will cause each of their respective subsidiaries, and their respective representatives not to, directly or indirectly:

●

solicit or initiate, or knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal;

●

furnish any nonpublic information regarding any Evtec company or Blackboxstocks to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal;

●	engage in discussions or negotiations with any person with respect to any Acquisition Proposal;

●	approve, endorse or recommend any Acquisition Proposal;

●	enter into any letter of intent or similar document or any agreement providing for or otherwise relating to any Acquisition Transaction or Evtec Acquisition Proposal.

For purposes of the Exchange Agreement, “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any Acquisition Transaction. “Acquisition Transaction” means any transaction or series of transactions involving:

●

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Blackboxstocks (or its subsidiaries) is a constituent corporation, (ii) in which a person or “group” (as defined in the Exchange Act of 1934 and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of Blackboxstocks (or its subsidiaries), or (iii) in which Blackboxstocks (or its subsidiaries) issues securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of any such entity (other than as contemplated under the Exchange Agreement);

●

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of Blackboxstocks (or its subsidiaries); or

●	any liquidation or dissolution of any of Blackboxstocks (or its subsidiaries).

For purposes of the Exchange Agreement, “Evtec Acquisition Proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any transaction or series of transactions involving:

●

any merger, consolidation, amalgamation, share exchange, business combination, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Evtec (or any of its subsidiaries) is a constituent corporation, (ii) in which a person or “group” (as defined in the Exchange Act of 1934 and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of Evtec (or any of its subsidiaries), or (iii) in which Evtec (or any of its subsidiaries) issues securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of any such entity (other than as contemplated under the Exchange Agreement); or

●

any sale, lease, exchange, transfer, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of Evtec (or any of its subsidiaries).

During the period before Closing, Blackboxstocks and Evtec will promptly (and in no event later than 48 hours after receipt of any Acquisition Proposal or any inquiry or indication of interest that Blackboxstocks or Evtec reasonably expects to lead to an Acquisition Proposal) advise the other orally and in writing of any Acquisition Proposal or inquiry or indication of interest that Blackboxstocks or Evtec reasonably expects to lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal, inquiry or indication of interest, and the material terms thereof) that is made or submitted by any person during the period before Closing. Blackboxstocks and Evtec will keep the other informed, on a prompt basis, in all material respects with respect to the status of any such Acquisition Proposal, inquiry or indication of interest and any modification or proposed modification thereto.

Post-Closing Financing

Subsequent to the Closing, Blackboxstocks shall not issue any convertible debt securities or convertible preferred stock that is convertible into common stock at a variable rate or a rate that is lower than the fair market value of the Combined Company’s common stock at the time of issuance for a period of six months.

Listing; Symbol

Blackboxstocks will use its commercially reasonable efforts to cause (a) the shares of Blackboxstocks common stock to be issued in connection with the Exchange to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Closing and (b) the Blackboxstocks common stock to be listed on Nasdaq under a symbol chosen by Evtec prior to the date of the Exchange Agreement at or as promptly as possible after the Closing.

Blackboxstocks Reverse Stock Split

If mutually agreed, Blackboxstocks will use commercially reasonable efforts to seek stockholder approval necessary to adopt an amendment to its organizational documents to authorize the board of directors of Blackboxstocks to effect a reverse stock split and Blackboxstocks will take such other reasonably necessary actions to effectuate the reverse stock split if agreed by mutual consent of Evtec and Blackboxstocks.

Blackbox.io Inc

Blackboxstocks agreed to organize Blackbox.io Inc., a Delaware corporation and wholly owned subsidiary of Blackboxstocks prior to Closing, and contribute all current pre-Closing business assets of Blackboxstocks to Blackbox Operating and cause Blackbox Operating to assume all current pre-Closing business liabilities of Blackboxstocks, other than any Blackboxstocks assets or Blackboxstocks liabilities that are primarily related to or required by Blackboxstocks in order to operate as a public or Nasdaq listed company. Blackboxstocks will provide Evtec with a list and/or copies of such contracts upon request.

Certain Other Covenants

The Exchange Agreement contains certain other covenants of Blackboxstocks and Evtec relating to, among other things:

●

affording each party reasonable access to the other parties’ respective properties, books, contracts, commitments and records, and keeping such information confidential, during the period before Closing;

●

promptly filing all notices, reports, other documents, and any additional requested information required to be filed with any governmental body with respect to the Exchange Agreement and related Transactions;

●

giving prompt notice to the other parties of untrue or inaccurate representations or warranties, failure to comply with covenants or conditions, any communications alleging additional consents may be required in connection with the Exchange, communications from government bodies, litigation relating to the Exchange, occurrences of default, or any material adverse effects;

●	consultation regarding any press releases or other public statements with respect to the Exchange or related Transactions;

●	certain tax matters, including the preparation, execution and filing of returns, questionnaires or other documents regarding conveyance taxes;

●	efforts relating to the appointment or election of directors and officers of the Combined Company, as set forth in the Exchange Agreement, to serve in such positions effective as of Closing;

●

preparation and delivery of a certificate signed by a duly authorized director of Evtec setting forth a true and complete list of Sellers immediately prior to Closing, the number of Evtec shares owned by each such Seller, and the allocation of the acquisition consideration among Sellers pursuant to the Exchange;

●

supplementing disclosure schedules, as applicable, with respect to any matter existing or arising after the date of the Exchange Agreement that, if existing or occurring prior to the date of the Exchange Agreement, would have been required to be set forth in the disclosure schedules;

●	certain stock certificate requirements for Blackboxstocks common stock issued pursuant to the Exchange Agreement;

●

restricting Sellers from, directly or indirectly, offering, selling, transferring, pledging, hypothecating, encumbering, assigning, tendering, or otherwise disposing of Evtec share capital during the period before Closing; and

●	the opportunity for Evtec and Blackboxstocks to participate in the defense or settlement of any stockholder litigation relating to the Exchange Agreement or related Transactions.

Conditions to the Closing of the Exchange Agreement

The obligations of each of the parties to the Exchange Agreement to effect the Exchange and consummate the Contemplated Transactions are subject to the satisfaction at or prior to the Closing of the following conditions:

●

no temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) preventing the consummation of the Exchange shall have been issued by any court of competent jurisdiction and remain in effect; and there will not be any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Exchange, which makes the consummation of the Exchange illegal;

●

approval of the issuance of the acquisition consideration and name change of Blackboxstocks to Evtec Holdings, Inc., and any amendments to, or adoption of, any option to give effect to the Exchange and related Transactions will have been duly approved by the execution of a stockholder consent and any requisite time required after delivery of the information statement to the Blackboxstocks stockholders prior to the consummation of the Exchange and related Transactions under the Exchange Act of 1934 shall have elapsed;

●

the Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose that may have been initiated by the SEC shall remain unresolved, and, (i) the SEC shall have issued no order suspending the use of the information statement, and (ii) no proceeding in respect of the information statement that may have been initiated by the SEC shall remain unresolved;

●

the shares of Blackboxstocks common stock to be issued pursuant to the Exchange shall be approved for listing on Nasdaq, subject to the consummation of the Exchange and official notice of issuance; and

●	all foreign approvals, to the extent applicable, shall have been obtained.

The obligation of Evtec and Sellers to effect the Exchange is also subject to the following conditions:

●

the representations and warranties of Blackboxstocks regarding (i) organization, qualification, and charter documents, (ii) capital structure, and (iii) authority, non-contravention, and approvals (other than, with respect to the Blackboxstocks representations and warranties, inaccuracies that are de minimis, individually or in the aggregate) shall have been true and correct in all respects as of the date of the Exchange Agreement and shall be true and correct in all respects on and as of the Closing with the same force and effect as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period). Additionally, the other representations and warranties of Blackboxstocks contained in the Exchange Agreement or in any certificate or other agreement delivered by Blackboxstocks pursuant hereto shall be true and correct at and as of the date of the Exchange Agreement and as of the Closing with the same force and effect as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except, if applicable, where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to “materially,” “Material Adverse Effect” and words of similar import set forth therein) has not had, individually or in the aggregate, a Material Adverse Effect;

●

Blackboxstocks will have performed or complied with in all material respects all agreements and covenants required by the Exchange Agreement to be performed or complied with by it on or prior to the Closing;

●	since the date of the Exchange Agreement, no Blackboxstocks Material Adverse Effect shall have occurred and be continuing;

●	no delisting or suspension in trading of Blackboxstocks common stock on Nasdaq shall have occurred and be continuing;

●

Blackboxstocks shall have caused all Blackboxstocks contracts to be assigned to Blackbox Operating prior to Closing, except for any Blackboxstocks contracts that are primarily related to or required by Blackboxstocks in order to operate as a public or Nasdaq listed company and shall provide Evtec with a list and/or copies of such contracts upon request;

●

Blackboxstocks shall, on the tenth day prior to Closing, deliver to Evtec a pro-forma consolidating balance sheet presenting the forecasted financial position of Blackboxstocks with separate columns for Blackbox.io Inc. and Blackboxstocks (as parent) immediately prior to Closing; and

●	Blackboxstocks shall, effective as of the Closing, enter into an employment agreement with Robert L. Winspear on terms reasonably acceptable to Evtec.

The obligation of Blackboxstocks to effect the Exchange is also subject to the following conditions:

●

the representations and warranties of Evtec regarding (i) organization, qualification, and charter documents, (ii) capital structure, (iii) authority, non-contravention, and approvals, and the representations and warranties of Sellers regarding (i) ownership of Evtec share capital and (ii) authority and non-contravention (other than, with respect to the Evtec representations and warranties regarding capital structure and the Sellers representations and warranties regarding ownership of Evtec share capital, inaccuracies that are de minimis, individually or in the aggregate) shall have been true and correct in all respects at and as of the date of the Exchange Agreement and shall be true and correct in all respects on and as of the Closing with the same force and effect as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period). Additionally, the other representations and warranties of Evtec and Sellers contained in the Exchange Agreement or in any certificate or other agreement delivered by Evtec or Sellers, as applicable, pursuant hereto shall have been true and correct in all respects at and as of the date hereof and shall be true and correct in all respects on and as of the Closing with the same force and effect as if made on and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except, if applicable, where the failure of such representations and warranties to be true and correct (disregarding all qualifications or limitations as to “materially,” “ Material Adverse Effect” and words of similar import set forth therein) has not had, individually or in the aggregate, a Material Adverse Effect;

●

Evtec and Sellers will have performed or complied with in all material respects all agreements and covenants required by the Exchange Agreement to be performed or complied with by them on or prior to the Closing;

●	since the date of the Exchange Agreement, no Evtec Material Adverse Effect shall have occurred and be continuing;

●

Blackboxstocks will have received: certificates of good standing (or equivalent documentation) of Evtec in its jurisdiction of organization and each foreign jurisdiction in which it is qualified, a certified copy of the articles of association of Evtec; a certified copy of the register directors, certified copies of the resolutions of the boards of directors of Evtec approving the Exchange, and a certificate executed by duly authorized directors of Evtec confirming that the conditions set forth in the foregoing two bullets have been duly satisfied;

●

Sellers shall have delivered to the Exchange Agent duly executed transfers in favor of Blackboxstocks of all of the Evtec ordinary shares and the duly executed powers of attorney or other authorities under which any of the transfers have been executed;

●	Sellers shall have delivered to the Exchange Agent the share certificates representing the Evtec ordinary shares (or indemnity for lost certificates);

●

Sellers shall have delivered to the Exchange Agent or Blackboxstocks such waivers or consents as may be necessary to enable Blackboxstocks or its nominee(s) to become the registered holder of all of the Evtec ordinary shares and such share certificates (or indemnities for lost share certificates) and stock transfer forms as may be required to give a good title to the Evtec ordinary shares and to enable Blackboxstocks or its nominee(s), subject to stamping, to become the registered holders of them;

●

duly authorized directors of Evtec will have executed and delivered to Blackboxstocks a certificate setting forth a true and complete list of Sellers immediately prior to Closing, the number of Evtec shares owned by each such Seller, and the allocation of the acquisition consideration among Sellers pursuant to the Exchange;

●	prior to or concurrent with Closing, Evtec shall have raised not less than $5.0 million of equity financing; and

●	Evtec shall be in full compliance with and shall have satisfied all of its obligations set forth in the Binding LOI Amendment.

Termination of the Exchange Agreement

Termination by Either Blackboxstocks or Evtec

The Exchange Agreement may be terminated and the Exchange may be abandoned, at any time prior to the Closing, notwithstanding approval thereof by Blackboxstocks stockholders:

●	by mutual written consent of Blackboxstocks and Evtec duly authorized by each of their respective boards of directors;

●

if, after June 30, 2024 (the “End Date”), the Exchange has not been consummated, provided that (i) the right to terminate the Exchange Agreement under this bullet will not be available to any party whose failure to fulfill any obligation under the Exchange Agreement has been the cause of or resulted in the failure of the Exchange to occur on or before the End Date, and (ii) in the event that the SEC has not declared effective under the Securities Act of 1933 the Registration Statement by the date which is sixty (60) days prior to the End Date, each of Blackboxstocks and Evtec shall be entitled to extend the period for termination of the Exchange Agreement pursuant to this bullet for an additional sixty (60) days; or

●

if a governmental body has issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Exchange.

Termination by Evtec

Evtec may also terminate the Exchange Agreement, by written notice to Blackboxstocks:

●

upon breach of any of the representations, warranties, covenants or agreements on the part of Blackboxstocks set forth in the Exchange Agreement, or if any representation or warranty of Blackboxstocks will have become inaccurate, in either case such that the conditions to closing would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Blackboxstocks, then the Exchange Agreement will not terminate pursuant to this bullet as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the 30th day following the date of written notice given by Evtec to Blackboxstocks of such breach or inaccuracy and its intention to terminate the Exchange Agreement pursuant to this bullet; or

●

if there will have occurred any Blackboxstocks Material Adverse Effect; provided, however, such termination shall only be effective if such Blackboxstocks Material Adverse Effect, if curable, is not cured within thirty (30) days following the date of written notice given by Evtec to Blackboxstocks of the occurrence of such Blackboxstocks Material Adverse Effect and its intention to terminate the Exchange Agreement pursuant to this bullet.

Termination by Blackboxstocks

Blackboxstocks may also terminate the Exchange Agreement, by written notice to Evtec:

●

upon breach of any of the representations, warranties, covenants or agreements on the part of Evtec or Sellers set forth in the Exchange Agreement, or if any representation or warranty of Evtec or Sellers will have become inaccurate, in either case such that the conditions to closing would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Evtec or Sellers, then the Exchange Agreement will not terminate pursuant to this bullet as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the 30th day following the date of written notice given by Blackboxstocks to Evtec of such breach or inaccuracy and its intention to terminate the Exchange Agreement pursuant to this bullet; or

●

if there will have occurred any Evtec Material Adverse Effect; provided, however, such termination shall only be effective if such Evtec Material Adverse Effect, if curable, is not cured within thirty (30) days following the date of written notice given by Blackboxstocks to Evtec of such Evtec Material Adverse Effect and its intention to terminate the Exchange Agreement pursuant to this bullet.

Effect of Termination

In the event of termination of the Exchange Agreement, the Exchange Agreement will become void and there will be no liability on the part of any party to the Exchange Agreement or any of its affiliates, directors, officers, or stockholders except for as provided in “Termination Fees and Expense Amounts” below, and for any liability for any knowing breach of any representation, warranty, covenant or obligation contained in the Exchange Agreement. The confidentiality obligations will survive termination of the Exchange Agreement in accordance with the terms of the confidentiality agreement.

Termination Fees and Expense Amounts

Blackboxstocks will pay to Evtec $500,000 plus all fees and expenses (up to $250,000) incurred by Evtec in connection with the authorization, negotiation, execution and performance of the Exchange Agreement and the related Transactions if Evtec terminates the Exchange Agreement pursuant to the Section titled “Termination by Evtec” above. Blackboxstocks must pay all fees and expenses within two business days after such termination.

Evtec will pay to Blackboxstocks $500,000 plus all fees and expenses (up to $250,000) incurred by Blackboxstocks in connection with the authorization, negotiation, execution and performance of the Exchange Agreement and the related Transactions if Blackboxstocks terminates the Exchange Agreement pursuant to the Section titled “Termination by Blackboxstocks” above. Evtec must pay all fees and expenses within two business days after such termination.

Except as otherwise provided in this “Termination Fees and Expense Amounts” section, all fees and expenses incurred in connection with the Exchange Agreement and Contemplated Transactions will be paid by the party incurring such expenses, whether or not the Exchange is consummated. Notwithstanding the foregoing, Blackboxstocks and Evtec will share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in the following circumstances:

●	in relation to the filings by the parties under any filing requirement under any foreign antitrust legal requirement applicable to the Exchange Agreement and related Transactions;

●	by engagement of the Exchange Agent; and

●	in relation to the printing (e.g., paid to a financial printer) and filing of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto.

Notwithstanding the foregoing, Evtec shall be responsible for up to $175,000 of Blackboxstocks’ legal fees and expenses as set forth in the Binding Amendment to the Binding Letter of Intent dated November 21, 2023, regardless of whether or not the Exchange Agreement is terminated.

Cumulative Remedies and Specific Performance

All rights and remedies existing under the Exchange Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Each of the parties to the Exchange Agreement will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Exchange Agreement and to enforce specifically the terms and provisions of the Exchange Agreement in addition to any other remedies at law or in equity to which each is entitled.

AGREEMENTS RELATED TO THE EXCHANGE

Blackboxstocks’ Written Consent of Consenting Stockholder

On May 6, 2024, Gust Kepler, a director, Chief Executive Officer, President of Blackboxstocks, and Blackboxstocks stockholder beneficially owning 573,210 issued and outstanding shares of our common stock and all 3,269,998 issued and outstanding shares of our Series A Preferred stock (the “Consenting Stockholder”), consented to, approved, and adopted the following resolutions relating to the Exchange:

●	the Exchange Agreement, Exchange and issuance of shares of Blackboxstocks common stock as provided in the Exchange Agreement;

●

the issuance of shares of Blackboxstocks common stock to the holders of Evtec share capital in the Exchange in an amount representing more than 20% of the shares of Blackboxstocks common stock outstanding immediately prior to the Exchange, which will constitute a change of control of Blackboxstocks pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

●	the amendment of Blackboxstocks’ articles of incorporation to change the name of the Company from “Blackboxstocks Inc.” to “Evtec Holdings, Inc.”; and

●

authorizing the Blackboxstocks’ board of directors to exercise the right, in its sole discretion to (i) execute, deliver and cause the Company to perform its obligations under the Exchange Agreement, including specifically issuance of shares of Company common stock in the Exchange, and (ii) file a certificate of amendment to the Company’s articles of incorporation to effect the amendment changing the name of the Company from “Blackboxstocks Inc.” to “Evtec Holdings, Inc.”

The foregoing description of the written consent of the Blackboxstocks Consenting Stockholder (the “Written Consent of Consenting Stockholder”) does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Written Consent of Consenting Stockholder, a copy of which is attached to the Current Report on Form 8-K filed with the SEC on December 18, 2023 and incorporated by reference herein. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus. You are urged to read the Written Consent of Consenting Shareholder carefully and in its entirety because it, and not the description above or elsewhere in this information statement/prospectus, is the governing legal document.

The Option Agreement

On or before Closing, Blackboxstocks and Gust Kepler agreed to enter into an option agreement (the “Option Agreement”) as a condition to the willingness of Blackboxstocks, Evtec, and Sellers to enter into the Exchange Agreement.

Option Consideration

Under the Option Agreement, Blackboxstocks will have the right to call for redemption and Mr. Kepler will have the right to cause Blackboxstocks to redeem all of the issued and outstanding shares of Series A Convertible Preferred Stock of Blackboxstocks held by Mr. Kepler in exchange for all shares of Series A Convertible Preferred Stock of Blackbox.io Inc. held by Blackboxstocks.

Restrictive Covenants

Blackboxstocks agreed not to consent to or cause Blackbox.io Inc. to take any of the following actions without the express written consent of Mr. Kepler until the option rights under the Option Agreement are exercised:

●	increase or decrease the size of the Blackbox.io Inc. board of directors;

●	remove, replace or nominate a successor to any member of the board of directors of Blackbox.io Inc.;

●	redeem, purchase or otherwise acquire, directly or indirectly, any Blackbox.io Inc. equity securities;

●	declare or pay, directly or indirectly, any dividends or make any distributions upon any shares of Blackbox.io Inc. common stock or preferred stock;

●

authorize, create, designate or issue, whether by reclassification or otherwise, any new or additional class or series of capital stock (or any other securities convertible into equity securities) of Blackbox.io Inc.;

●

amend, alter, or repeal any provision of the Certificate of Incorporation or the Bylaws of Blackbox.io Inc. (including any filing of a Certificate of Designation), whether by merger, consolidation or otherwise, if such action would (A) alter the preferences, rights, privileges or powers of any series of the Blackbox.io Inc. preferred stock, (B) increase or decrease the total number of authorized shares of any series of Blackbox.io Inc. preferred stock, or (C) adversely affect the preferences, rights, privileges or powers of the Blackbox.io Inc. preferred stock;

●	liquidate, dissolve or wind-up the affairs of Blackbox.io Inc., or effect any merger or consolidation thereof;

●	create or authorize the creation of any debt security; or

●	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets of Blackbox.io Inc.

The foregoing description of the Option Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Option Agreement, a copy of which is attached to the Current Report on Form 8-K filed with the SEC on December 18, 2023 and incorporated by reference herein. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus. You are urged to read the Option Agreement carefully and in its entirety because it, and not the description above or elsewhere in this information statement/prospectus, is the governing legal document.

Joinder Agreements

As a covenant within the Exchange Agreement, Evtec will cause each person who acquires shares in Evtec share capital from Evtec after the date of the Exchange Agreement and before Closing to become a party to the Exchange Agreement by executing a Joinder Agreement (the “Joinder Agreements”).

The foregoing description of the Joinder Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form Joinder Agreement, a copy of which is attached to the Current Report on Form 8-K filed with the SEC on December 18, 2023 and incorporated by reference herein. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus. You are urged to read the form Joinder Agreement carefully and in its entirety because it, and not the description above or elsewhere in this information statement/prospectus, is the governing legal document.

The Contingent Value Rights Agreement

Blackboxstocks, Blackbox Operating, Securities Transfer Corporation (the “Rights Agent”), and Gust Kepler (the “Holder Representative”) entered into a Contingent Value Rights Agreement (the “CVR Agreement”). The CVR Agreement will entitle each holder of Blackboxstocks common stock of record (a “Holder”) on a date immediately prior to Closing (the “CVR Record Date”) to a dividend of one contractual contingent value right (a “CVR”) issued by Blackboxstocks per share of Blackboxstocks common stock held by such Holder.

CVR Definitions

For purposes of the CVR Agreement, “CVR Transaction” means a transaction consummated at any time prior to the CVR Expiration Date pursuant to which (i) Blackboxstocks or Blackbox.io Inc. grants, sells, licenses or otherwise transfers some or all of the rights to the CVR Assets, including any rights to develop or commercialize the CVR Assets, including a license, option, or sale of assets with respect to the CVR Assets or any other sale, license, transfer, or other monetizing event of all or any part of the CVR Assets; or (ii) the exercise of that certain Option Agreement between Blackboxstocks and Gust Kepler; and provided further, that any such transaction involving any asset other than a CVR Asset shall not constitute a CVR Transaction. For clarity, the sale of all or substantially all of Blackboxstocks’ stock or assets (to the extent such asset sale includes assets unrelated to the CVR Assets), or a merger, acquisition or similar transaction shall not be deemed a CVR Transaction. For the avoidance of doubt, more than one CVR Transaction may occur under the CVR Agreement.

For purposes of the CVR Agreement, “CVR Assets” means all of the assets, rights, and properties owned, used, or useable by the Blackbox.io Inc. in connection with or related to the business as conducted by Blackbox.io Inc. and all of Blackboxstocks’ rights therein.

For purposes of the CVR Agreement, “CVR Payment” means an amount equal to the Net Proceeds actually received by Blackboxstocks at the closing of the first CVR Transaction to occur following the date hereof, or in the event that the Option Agreement is exercised, the aggregate number of shares of Blackbox.io Inc. common stock held by Blackboxstocks at the time the Option Agreement is exercised.

For purposes of the CVR Agreement, “Net Proceeds” means an aggregate amount equal to the sum of: (a) all cash consideration actually received by Blackboxstocks or Blackbox.io Inc. in connection with the consummation of a CVR Transaction during the twenty-four (24) month period immediately following the consummation of a CVR Transaction, plus (b) with respect to any non-cash consideration (such as stock) actually received by Blackboxstocks or Blackbox.io Inc. in connection with the consummation of a CVR Transaction during the twenty-four (24) month period immediately following the consummation of a CVR Transaction, the fair market value of such non-cash consideration, as determined by the board of directors in good faith, less (c) all out-of-pocket transaction costs and expenses incurred by Blackboxstocks or Blackboxstocks after the date of the CVR Agreement to a counter-party for the negotiation, entry into and consummation of a CVR Transaction, including any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees, and reasonable costs of recovery of any amounts payable to Blackboxstocks in connection with a CVR Transaction, less (d) any applicable sales, income and other taxes incurred by the Company or its Affiliates in respect of a CVR Transaction, and less (e) all fees and costs (including any amounts paid for indemnification) payable by Blackboxstocks to the Rights Agent pursuant to the CVR Agreement in connection with a CVR Transaction. For the avoidance of doubt, amounts placed in escrow or earnout, contingent or other post-closing payments, including royalty payments, in connection with a CVR Transaction will not be considered Net Proceeds unless (and only to the extent that) such amounts are actually received by Blackboxstocks during the twenty-four (24)‑month period immediately following the closing of such CVR Transaction. For the further avoidance of doubt, if a CVR Transaction occurs prior to the CVR Expiration Date, any such escrow, earnout, contingent or other post-closing payment released or paid after the CVR Expiration Date will be included in the calculation of Net Proceeds, so long as such amount is actually received by Blackboxstocks or its Affiliates within the twenty-four (24)‑month period immediately following the consummation of such CVR Transaction.

CVR Payment Procedures

No later than 30 days after the closing of a CVR Transaction, and within 30 days after the end of any calendar quarter in which Blackboxstocks has received Net Proceeds from any CVR Transaction, Blackboxstocks will deliver to the Holder Representative and the Rights Agent a certificate stating that the Holders are entitled to receive a CVR payment and setting forth Blackboxstocks’ calculation of the CVR payment amount. If no CVR Transaction has been effected prior to the date that is 24 months following the date of the Closing (the “CVR Expiration Date”), then no later than 30 days after the CVR Expiration Date, Blackboxstocks will deliver to the Holder Representative and the Rights Agent a certificate stating that no CVR Transaction has been consummated prior to the CVR Expiration Date. If the Holder Representative does not object within 30 days to any determination or calculation set forth in the certificates, then the CVR payment amount will be final and binding on all parties. If the Holder Representative objects, then Blackboxstocks and Holder Representative will attempt in good faith to resolve such matters within 30 days after receipt of such objection by Blackboxstocks. Blackboxstocks, within 10 business days following the final determination of the CVR payment amount, pay such CVR payment amount to the Rights Agent (for the account of the Holders) by wire transfer of immediately available funds to such account as may be designated by the Rights Agent. The Rights Agent will distribute the CVR payment amount to the Holders (each Holder being entitled to receive its pro rata share of such CVR payment amount, based on the number of CVRs held by such Holder, by check or wire transfer.

Blackboxstocks will be entitled to deduct and withhold, or cause to be deducted or withheld, from any CVR payment amount or other amount payable pursuant to the CVR Agreement, such amounts as Blackboxstocks is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code, or any provision of state or local tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts will be treated for all purposes of the CVR Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

CVR Rights

The CVRs will not have any voting or dividend rights, and interest will not accrue on any amount payable on the CVRs to any holder. The CVRs do not represent any equity or ownership interest in Blackboxstocks. The rights of the Holders and the obligations of Blackboxstocks are contract rights limited to those expressly set forth in the CVR Agreement, and such Holders’ sole right to receive property thereunder is the right to receive cash from Blackboxstocks, if any, or the common stock of Blackbox.io Inc. in the Event that the Option is exercised, through the Rights Agent in accordance with the terms thereof. A CVR does not constitute a security of the Company.

Holder’s Right to Abandon CVR

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Blackboxstocks or any of its affiliates without consideration. Nothing in the CVR Agreement shall prohibit Blackboxstocks or its affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Blackboxstocks or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding thereunder for any purpose.

Duties, Responsibilities, and Rights of the Rights Agent

The Rights Agent will not have any liability for any actions taken or not taken in connection with the CVR Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of the CVR Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties thereunder or in the exercise of any of its rights or powers. Notwithstanding anything contained therein to the contrary, the Rights Agent’s aggregate liability under the CVR Agreement, or from all services provided or omitted to be provided under the CVR Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid thereunder by Blackboxstocks to the Rights Agent as fees and charges, but not including reimbursable expenses.

The Holder Representative may direct the Rights Agent to act on behalf of the Holders in enforcing any of its or their rights thereunder, including the delivery of any objection notice and negotiation or arbitration; provided, however, the Rights Agent may not act on behalf of the Holders or the Holder Representative in any dispute relating to or arising from diligence procedures or relating to whether a CVR Transaction has occurred or the amount of any CVR payment. The Rights Agent will be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve material expense unless the Holder Representative will furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred. All rights of action under the CVR Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent on behalf of the Holders will be brought in its name as Rights Agent, and any recovery of judgment will be for the ratable benefit of all the Holders, as their respective rights or interests may appear.

In addition:

●

the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties;

●

whenever the Rights Agent will deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of willful misconduct, bad faith or gross negligence on its part, rely upon a certificate from an Officer of Blackboxstocks;

●

the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

●

in the event of arbitration, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

●	the permissive rights of the Rights Agent to do things enumerated in the CVR Agreement will not be construed as a duty;

●	the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

●

Blackboxstocks will indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense (in each case pertaining to the Rights Agent’s own account only) arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence; and

●

Blackboxstocks will (i) to pay the fees and expenses of the Rights Agent in connection with the CVR Agreement, as set forth on Schedule 1 thereto, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of the CVR Agreement (other than taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it). The Rights Agent will also be entitled to reimbursement from Blackboxstocks for all reasonable and necessary out-of-pocket expenses (including reasonable fees and expenses of the Rights Agent’s counsel and agent) paid or incurred by it in connection with the administration by the Rights Agent of its duties thereunder. Blackboxstocks will pay to Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute, resolution or arbitration arising under or in connection with the CVR Agreement; and any fees and expenses, payable by Blackboxstocks in favor of the Rights Agent or payable in favor of Blackboxstocks related to such dispute, resolution or arbitration will be offset against any CVR payments, if any, or any other payment to be made thereafter under the CVR Agreement.

Covenants

In connection with the CVR Agreement, Blackboxstocks will:

●

furnish or cause to be furnished to the Holder Representative and the Rights Agent the names, addresses and shareholdings of registered holders of Blackboxstocks common Stock as of 5:01 p.m. Central Time on the CVR Record Date;

●	promptly furnish an electronic copy of a register of CVR Holders to the Holder Representative upon written request from the Holder Representative;

●

use commercially reasonable efforts to cause Blackbox.io Inc. to maintain business operations and pursue CVR Transactions from and after the Closing until the CVR Expiration Date; provided, however, that the obligation of Blackboxstocks to use commercially reasonable efforts pursuant to this bullet is not a guarantee that any CVR payment will be earned.

Amendments

The Rights Agent, Holder Representative, and Blackboxstocks, when authorized by a resolution of the board of directors, may enter into one or more amendments for the purpose of adding, eliminating, or changing any or all provisions of the CVR Agreement. Notwithstanding the foregoing, Blackboxstocks, when authorized by a resolution of the board of directors, may enter into one or more amendments of the CVR Agreement without the consent of the Holder Representative or the Rights Agent for any of the following purposes:

●

to evidence the succession of another person to Blackboxstocks and the assumption by any such successor of the covenants of Blackboxstocks under the CVR Agreement in a merger or consolidation transaction;

●

to evidence the termination of the CVR registrar and the succession of another person as a successor CVR registrar and the assumption by any successor of the obligations of the CVR registrar under the CVR Agreement;

Blackboxstocks, when authorized by a resolution of the board of directors, together with the Rights Agent, in the Rights Agent’s sole and absolute discretion, may enter into one or more amendments of the CVR Agreement without the consent of the Holder Representative for the following purposes:

●	to evidence the succession of another person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent under the CVR Agreement;

●

to add to the covenants of Blackboxstocks such further covenants, restrictions, conditions or provisions as Blackboxstocks’ board of directors and the Rights Agent will consider to be for the protection of the Holders;

●

to cure any ambiguity, to correct or supplement any provision under the CVR Agreement that may be defective or inconsistent with any other provision therein; provided, however, that in each case, such provisions will not materially adversely affect the interests of the Holders;

●	as may be necessary to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended; or

●	to add, eliminate or change any provision of the CVR Agreement unless such addition, elimination or change is adverse to the interests of the Holders.

Consolidation, Merger, Sale or Conveyance

Except as contemplated by the Exchange, Blackboxstocks will not consolidate with or merge into any other entity or sell, transfer, or otherwise convey all or substantially all of its assets to any person unless (i) the entity formed by such consolidation or into which Blackboxstocks is merged or the person that acquires by sale, transfer or other conveyance, all or substantially all of the assets of Blackboxstocks expressly assumes payment of amounts on all the CVRs and the performance of every duty and covenant of the CVR Agreement on the part of Blackboxstocks to be performed or observed and (ii) Blackboxstocks has delivered to the Holder Representative and the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies the CVR Agreement and that all conditions precedent relating to such transaction have been complied with.

For purposes of this section, a “Change of Control” means (a) (i) any consolidation or merger of Blackboxstocks with or into any other corporation or entity or person or (ii) any other corporate reorganization, in which the stockholders of Blackboxstocks immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization, except in the case of a bona fide capital raising transaction, or (b) any sale of all or substantially all of the assets of Blackboxstocks. In connection with a Change of Control, Blackboxstocks will have the right, but not the obligation, in its sole discretion, to redeem all, but not less than all of the outstanding CVRs, at any time from and after the public announcement of such Change of Control and ending on the 30th day following the consummation of the Change of Control.

The Holder Representative

The Holder Representative is appointed as the representative of the Holders and as the attorney-in-fact and agent for an on behalf of each Holder for purposes of the CVR Agreement and will take such actions to be taken by the Holder Representative under the CVR Agreement and such other actions on behalf of such Holders as it may deem necessary or appropriate in connection with or to consummate the transactions contemplated by the CVR Agreement, including:

●

executing and delivering the CVR Agreement and any other ancillary documents and negotiating and executing any amendments, modifications, waivers or changes thereto as to which the Holder Representative, in its sole discretion, has consented (provided that any waiver or amendment that adversely and disproportionately affects the rights or obligations of one or more Holders as compared to other Holders will require the prior written consent of a majority in interest of the disproportionately affected Holders);

●

agreeing to, negotiating, entering into settlements and compromises of, complying with orders of courts with respect to, and otherwise administering and handling any claims under the CVR Agreement on behalf of such Holders; and

●

taking all other actions that are either necessary or appropriate in the judgment of the Holder Representative for the accomplishment of the foregoing or contemplated by the terms of the CVR Agreement.

A decision, act, consent or instruction of the Holder Representative hereunder will constitute a decision, act, consent or instruction of all Holders and will be final, binding and conclusive upon each such Holder, and Blackboxstocks and the Rights Agent may rely upon any such decision, act, consent or instruction of the Holder Representative as being the decision, act, consent or instruction of each and every such Holder.

Disputes

Any and all disputes arising under the CVR Agreement (including but not limited to any claims brought by the Holder Representative on behalf of the Holders) shall be settled by final and binding arbitration administered by the American Arbitration Association. Arbitration hearings shall take place within 90 days of filing and awards rendered within 120 days. The fees and expenses of the arbitration, including the costs and expenses billed by the arbitrator in connection with the performance of its duties described herein, will be paid by the non-prevailing party, as determined by the arbitrator, in proportion with the extent to which the prevailing party prevails, and the remainder of such costs and expenses will be paid by the prevailing party; provided, however, that any fees and expenses of the arbitration incurred by the Holder Representative shall be offset against any CVR payment amount, if any. Each party will be responsible for its own attorney fees, expenses and costs of investigation provided, however, that any such fees, expenses and costs incurred by the Holder Representative shall be offset against any CVR payment amount, if any.

Blackboxstocks, the Rights Agent, and the Holder Representative will negotiate in good faith for a period of 30 days to resolve any controversy or claim arising out of or relating to the CVR Agreement or the breach thereof before any arbitration pursuant the provision above.

The foregoing description of the CVR Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the CVR Agreement, a copy of which is attached to the Current Report on Form 8-K filed with the SEC on December 18, 2023 and incorporated by reference herein. For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus. You are urged to read the form CVR Agreement carefully and in its entirety because it, and not the description above or elsewhere in this information statement/prospectus, is the governing legal document.

U.S. Federal Income Tax Consequences of the Receipt of CVRs to U.S. Holders

Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made. However, there is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Blackboxstocks’ common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.” If the issuance of the CVRs is treated as an “open transaction,” a U.S. Holder (as defined in the above referenced section of this information statement/prospectus) would not generally recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the U.S. Holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining payment. Dividends received by individual U.S. Holders are currently eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

Blackboxstocks intends to treat the issuance of CVRs as a separate transaction for U.S. federal income tax purposes. However, whether the issuance of CVRs should be treated as a separate transaction or as a single transaction is uncertain. Consistent with Blackboxstocks’ intent to treat the issuance of CVRs as a separate transaction for U.S. federal income tax purposes, a U.S. Holder of Blackboxstocks common stock generally would not recognize gain or loss upon the issuance of CVRs.

The tax consequences to U.S. Holders of the receipt of CVRs are subject to substantial uncertainty and may also depend on the U.S. Holder’s particular facts and circumstances. U.S. Holders should consult their tax advisors as to the specific tax consequences to them.

U.S. & U.K FEDERAL INCOME TAX CONSEQUENCES

U.S. Federal Income Tax Consequences

The following is a general summary of the U.S. federal income tax consequences of the Exchange to U.S. Holders (as defined below) of Blackboxstocks and Evtec. This discussion does not purport to be a complete analysis of all potential tax consequences of the Exchange. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or differing interpretation could affect the continuing validity of this discussion. Neither Blackboxstocks nor Evtec has sought or intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the U.S. federal income tax consequences of the Exchange contrary to those discussed below.

This discussion is limited to U.S. Holders that hold their shares of Blackboxstocks or Evtec as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be applicable to a particular Blackboxstocks or Evtec stockholder or to Blackboxstocks or Evtec stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

●	shareholders that are not U.S. Holders;

●	financial institutions;

●	investors in pass-through entities, including (but not limited to) partnerships or limited liability companies treated as partnerships for tax purposes;

●	insurance companies;

●	tax-exempt organizations;

●	pension plans;

●	“controlled foreign corporations;”

●	“passive foreign investment companies;”

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	regulated investment companies or real estate investment trusts;

●	brokers or dealers in securities or currencies;

●	certain expatriates or persons whose functional currency is not the U.S. dollar;

●	traders in securities that elect to use a mark to market method of accounting;

●	persons that hold Blackboxstocks common stock or Evtec shares as part of a straddle, hedge, constructive sale, synthetic security or other integrated investment, or conversion transaction;

●	persons that received Blackboxstocks common stock or Evtec shares upon the conversion of a convertible note or any other convertible instrument;

●	persons who own 10% or more of the voting power of Blackboxstocks and who are considered “United States Shareholders” of a “controlled foreign corporation” with respect to Blackboxstocks; and

●	U.S. Holders that acquired their shares of Blackboxstocks common stock or Evtec shares through the exercise of an employee stock option or otherwise as compensation.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Exchange, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership or other entity taxed as a partnership holds Evtec ordinary shares or Blackboxstocks common stock, the tax treatment of a partner in the partnership generally would depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Exchange to them.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Evtec shares or Blackboxstocks common stock that for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

●	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

●

a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

U.S. Federal Income Tax Treatment of the Exchange

The parties intend for the Exchange to constitute a tax-free reorganization within the meaning of Section 368(a) of the Code. Blackboxstocks and Evtec intend to treat the Exchange as constituting a reorganization within the meaning of Section 368(a)(1)(B) of the Code (a “B-Reorganization”). The U.S. Holder’s tax basis of the shares of Blackboxstocks common stock received will be the same as the tax basis of the U.S. Holder’s Evtec ordinary shares exchanged therefor. The holding period of the Blackboxstocks common stock in the hands of the U.S. Holder would include the holding period of the U.S. Holder’s ordinary shares of Evtec exchanged therefor.

If the Exchange is not treated as a B-Reorganization, then, subject to the limitations and qualifications described in the above referenced section of this information statement/prospectus, each U.S. Holder of Evtec share capital will generally recognize capital gain or loss, for U.S. federal income tax purposes, on the receipt of shares of Blackboxstocks common stock issued to such U.S. Holder in the Exchange. The U.S. federal income tax consequences to each U.S. Holder of Evtec share capital will depend on that stockholder’s particular circumstances. Each U.S. Holder of Evtec share capital should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Exchange to that stockholder.

There are no expected material U.S. federal income tax consequences of the Exchange for U.S. Holders of Blackboxstocks common stock.

Material U.K. Income / Capital Gains Tax Consequences

The summary set out below is based on current United Kingdom (“UK”) tax law and HM Revenue and Customs (“HMRC”) practice (which may not be binding on HMRC) as of the date of this information statement/prospectus, both of which are subject to change, possibly with retrospective effect.

This information applies only to shareholders resident and, in the case of an individual, domiciled for tax purposes in the UK, who currently are the beneficial owners of Evtec ordinary shares and who hold their shares as an investment (other than under a personal equity plan, self-invested personal pension plan or individual savings account (ISA)). It does not apply to certain specific categories of owners of Evtec shares, including those for whom the Evtec ordinary shares constitute employment-related securities.

This summary does not purport to be an exhaustive analysis of all potentially relevant tax considerations in respect of the Exchange. It is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under UK tax law. Each holder of Evtec share capital should consult with their tax advisor for a full understanding of the tax consequences of the Exchange to that stockholder.

Blackboxstocks and Evtec intend the Exchange to qualify as a UK tax free reorganization. Subject to certain conditions, the Capital Gains Tax (“CGT”) legislation in Section 135 TCGA 1992 provides that Evtec ordinary shares exchanged for Blackboxstocks common stock may be treated for UK tax residents as a reorganization of the original holding such that the Blackboxstocks common stock may be treated as if they were, and as having been acquired at the same time and for the same consideration as, the original Evtec stockholding, and consequently where this treatment applies there should be no disposal for CGT purposes as a result of such reorganization.

The conditions of Section 135 TCGA 1992 are:

●	Blackboxstocks will hold more than 25% of the ordinary share capital of Evtec; and

●

The exchange of securities takes place for bona fide commercial reasons and does not form part of a scheme or arrangements, of which the main purpose, or one of the main purposes is the avoidance of liability to CGT (Section 137 TCGA 1992).

Evtec has applied for an advance clearance from HMRC under Section 138 TCGA 1992 that the bona fide commercial reasons test applies but there is no guarantee that such clearance will be received. It should be noted that this test applies only to stockholders who (together with person connected with them) currently hold more than 5% of the shares in Evtec.

Evtec has also been applied for an advance clearance from HMRC under Section 701 ITA 2007 and Section 748 CTA 2010 that the main purpose, or one of the main purposes, of the Exchange is not to obtain an income tax or corporation tax advantage for UK individual or corporate stockholders, so that the transactions in securities rules should not apply to recharacterize the Exchange into a taxable event from the perspective of such individuals or corporates.

In the event that the conditions of Section 135 TCGA 1992 are not met and/or HMRC otherwise does not provide its clearance, the Exchange will be a chargeable event under the provisions of the CGT legislation. In that case each UK stockholder of Evtec share capital will generally recognize a chargeable gain or loss on the receipt of shares of Blackboxstocks common stock issued to such holder of Evtec share capital.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE EXCHANGE. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BECONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

INFORMATION ABOUT BLACKBOXSTOCKS

Overview of Business

On April 1, 2024 Blackboxstocks incorporated and subsequently contributed substantially all of its business assets into its wholly owned subsidiary, Blackbox.io Inc. References to the business of Blackboxstocks in this section include the historical operations of Blackboxstocks and the continuing operations conducted through Blackbox.io Inc.

Blackboxstocks has developed a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels combined with a social media element and educational materials. Blackboxstocks’ web-based platform and native iOS and Android applications (the “Blackbox System”) employ “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. Blackboxstocks continuously scans the New York Stock Exchange (“NYSE”), NASDAQ, Chicago Board Options Exchange (the “CBOE”) and other options markets, analyzing over 10,000 stocks and over 1,500,000 options contracts multiple times per second. Blackboxstocks provides its subscribing members with a fully interactive audio and text based social media platform that is integrated into its dashboard, enabling its members to exchange information and ideas quickly and efficiently through a common network. We believe that the Blackbox System is a disruptive financial technology platform that uniquely integrates proprietary analytics with a community supported by a broadcast enabled social media system which connects traders of all kinds worldwide on an intuitive and user-friendly platform.

Blackboxstocks’ goal is to provide retail investors with the type of sophisticated trading tools that were previously available only to large institutional hedge funds and high-frequency traders together with an interactive community of traders and investors of all levels at an affordable price. We also strive to provide these trading tools in a user-friendly format that does not require complicated configurations by the user.

Blackboxstocks employs a subscription-based Software as a Service (“SaaS”) business model and maintains a growing base of members that spans over 40 countries. We currently offer monthly subscriptions to our platform for $99 per month and annual subscriptions for $959 per year.

The Company’s Mission

Blackboxstocks’ mission is to provide powerful proprietary analytics in a simple and concise format to level the playing field for the average retail investor. We strive to educate its members through our live trading community as well as our scheduled, calendared classes with live instructors. We want every member to feel they are part of a team with the goal of improving financial literacy. We believe that we are the antithesis of the “trading guru” platforms that feature a trading or investing expert that charges for what are often expensive courses. We do not charge for our classes. We do not upsell our members. All education and community programs are free with the subscription to our platform.

Revenue Model

We generate revenue from a software as a service (or SaaS) model whereby members pay either an annual or monthly fee for a subscription to our platform. We do not currently offer more than one level of subscription with varying levels of features. All members have full access to all of the features and educational resources of our platform.

Monthly subscriptions are currently priced at $99 and annual subscriptions are currently priced at $959 (a discount of $241). We occasionally offer gift cards and promotional discounts on our subscriptions.

Development of the Blackbox System

The Blackbox System was launched and made available for use to subscribing customers worldwide in September 2016. The initial product was a web-based platform focused on providing proprietary analytics and broadcast enabled social media for our community of members. In 2022 we launched full-featured native iOS and Android applications. Our product offering is comprised of three key elements: stock and options trading analytics, social media interaction, and educational programs and resources.

Stock and Options Trading Analytics

Our preconfigured dashboard is designed to be simple and easy to navigate and includes real-time proprietary alerts, stock and options scanners, financial news, institutional grade charting, and our proprietary analytics that can be utilized by traders of all levels. Our Blackbox System populates the stock and option data in real time and provides a wide range analytics and tools for traders. We offer many of the standard market tool features used by traders but differentiate our product with an array of unique proprietary features and derived data. These proprietary features are designed to filter out “market noise” and locate, in real-time, specific stocks and options that are likely to become market movers.

Standard features include, but are not limited to, (i) Real Time NYSE/NASDAQ Market Data, (ii) Real Time OPRA Options Trade Data, (iii) Real Time Streaming Market News Feed, (iv) Symbol Specific News, (v) Options News and Upgrades/Downgrades, (vi) Institutional Grade Charts, (vii) Multi-Chart Capability, (viii) Earnings and Dividend Dates, (ix) Daily Advancers / Decliners Scanner, and (x) User-specific Watch List.

Proprietary and advanced features include, but are not limited to, (i) Real Time Algorithm Driven Stock & Options Alerts, (ii) User Defined Symbol Specific Alert Criteria, (iii) Options Flow Scanner / Heatmap, (iv) Pre-Configured Pre/Post Market Scanners, (v) Stock and Option Volume Ratio Scanner, (vi) Volatility Indicator, (vii) Dark Pool Analysis, (viii) Insider Buying Analysis, (ix) Gamma Exposure, (x) FINRA Short Interest Analysis, (xi) Net Options Delta and Dollar Flow, (xii) Feature Rich Text- and Audio-based Social Media Components, (xii) GoNoGo Trend® indicator, (xiii) Team Trades Push Alerts, (xiv) Ability to Create and Manage Watchlists in the Mobile Application, (xv) Optimized and Improved Mobile Version of the Website, (xvi) Pro Tier, and (xvii) Additional Filters and Layouts to Extend Functionality of the Application.

In 2022 and 2023, we added several new proprietary and advanced studies to the Blackbox system to help both options and stock traders. These studies encompass advanced data tools with real time data that are easy for traders of all levels to use.

Dark Pool Analysis: we added dark pool trades on our charting system that updates in real time. Dark Pools are privately organized financial forums or exchanges for securities trading. Using our system, traders can easily see levels where large institutions or funds are trading. The Dark Pool Volume Profile is an indicator that visually displays a Dark Pool transaction directly on to the chart. The Volume Profile bar is overlayed at the price level at which the Dark Pool transaction is executed. The length of the volume profile is a visual representation of the share size of the dark pool transaction. The Dark Pool Volume Profile will also display historical activity when you change the time frame.

Insider Buying Analysis: we use the EDGAR portal to access all Form 4’s filed and update our charts where you find insiders buying stocks. This is a powerful tool for traders to easily see where the insiders or management are buying.

Gamma Exposure (GEX): Gamma is a measure of the rate of change of an options delta and it represents the rate at which an options delta will change as the price of the underlying changes. This proprietary study tracks the Gamma levels of all strike prices in real time by displaying a green/red bar at the strike prices. The day opens with the gamma levels from Open Interest and will adjust accordingly throughout the day as options are bought and sold. Finding the largest levels of Gamma Exposure (GEX) can serve as potential levels of support and/or resistance.

FINRA Short Interest Analysis: all the FINRA short interest data for stocks is plotted on our charts to let traders see how the shorting ratio of trades in the dark pools has changed over time.

Net Options Delta and Dollar Flow: This BlackBox proprietary study shows you the daily Net Options Delta (NOD) on a ticker. The delta of a net options position is the ratio of the change in the value of the position to the change in the price of the underlying asset. In other words, it is a measure of how much the value of the options position will change for a small change in the price of the underlying asset. Every single option trade is calculated in real time and the NOD of the stock is updated. This is further broken down into Put and Call NOD. Options dollar flow is a metric that measures the net flow of money into or out of options contracts. It is calculated by taking the difference between the total premium paid for call options and the total premium paid for put options. Positive dollar flow indicates a bullish sentiment, where in turn a negative dollar flow would indicate a bearish sentiment. This proprietary BlackBox study breaks down the dollar flow into three expiration time frames from near term, monthly and total.

Go/No-Go Study: We added the GoNoGo Trend ® indicator that provides a simple colored study available in our charts that displays the strength of a stock’s momentum using multiple technical factors.

Team Trade Push Alerts: We provided access to push alert notifications so that our members could get real time alerts on their mobile devices of the trades made by their favorite Blackbox Team Trader(s).

Watchlists for our Mobile Application: We improved our mobile application to include the capability to add watchlists. This feature allows our members to quickly analyze their specific portfolio positions using our powerful mobile application while on the go.

Pro Tier Capability: We added a pro-tier capability allowing professional traders to subscribe to our platform. Professional traders are required to pay substantially higher fees than retail traders for the exchange data we provide them. Due to these higher fees, most applications such as Blackbox are unable to provide access to their systems as it is not economically viable. We now have a new onboarding system that allows us to provide professional traders the ability to use our system.

Brokerage Integrations

Blackboxstocks has trading integrations with the online brokerages E*Trade and TradeStation. These integrations allow our members to execute trades through E*Trade or TradeStation directly from the Blackbox platform. The Company’s members that use this integration feature have access to certain custom tools. One of these tools is a “quick-click” feature that loads Blackboxstocks’ system’s stock and options alerts with two simple clicks, greatly reducing the time it takes for order entry. This feature is especially helpful for the order entry of option contracts, as they are detailed, lengthy, and cumbersome to enter. The system has been designed to quickly integrate with new brokers and we intend to expand the number of brokerages with whom we have trading integrations in the future.

Education

We offer all members full access to our curriculum of classes, orientations, and live market sessions. All of our education programs are free to our members. Our curriculum includes classes for beginner, intermediate, and advanced-level traders. We believe education is vital to increasing the probability of our members long term success in the markets. We have many regularly calendared live webinars, Q&A sessions, as well as recorded classes. In addition to our regularly calendared classes, we often feature ad hoc classes taught by seasoned members of our community. The educators of these classes often specialize in specific market sectors or trading strategies. Classes and webinar events offered to our members include but are not limited to:

Beginner	Intermediate	Advanced
Blackbox Intro Live	Dark Pool Basics	Options Adjustments
Intro to the Market	Technical Analysis 101	Understanding options for a Bull & Bear Market
Charting 101	Blackbox Trading System – Stocks	Options Strategies for Higher Volatility
Stock Basics	Blackbox Trading System – Options	Insights for Options Core Concepts
	Understanding Options Flow	Short Term Options Explained
Implied & Historical Volatility
Options Pricing Explained

In addition to its internal curriculum, Blackboxstocks has partnered with the Options Industry Council (OIC), a nonprofit organization funded by the Options Clearing Corporation (OCC) with the mission of providing the investing public a better understanding of the options markets. Classes taught by the OIC to our members include but are not limited to (i) The Greeks Part I, (ii) The Greeks Part II, (iii) Implied Volatility, (iv) Short Term Options Explained, and (v) Options Pricing Explained.

One of the most attractive aspects of its education program is that the classes are taught by members of its community. The student members who take these are often familiar with the instructor from following them in live trading channels on its platform. We believe this familiarity often brings an element of authenticity and heightened engagement increasing the success of these educational endeavors as well as adding to the community aspect of its platform.

The Blackbox Advantage

A principal component to our platform is the flexibility to provide members intuitive yet powerful technical analytics that scale with user knowledge. Our preconfigured dashboard defaults to a general setting that is designed to be easy for new members to navigate. Within this same dashboard we provide a multitude of toggles and filters for more sophisticated traders to allow them to implement custom features for their more advanced trading strategies. Most importantly, our live community consisting of thousands of traders creates a real-time community curated support system whereby seasoned traders often mentor newer members. We believe this is one of the primary strengths and differentiators of our platform. Although we offer a complete curriculum of scheduled classes weekly, the live interaction amongst our members proves to be invaluable. We believe this is due to the level of excitement created when new members can watch seasoned members of the community making trades in real time and providing an accompanying narrative. In addition to the educational component, the community element of our platform harnesses a powerful dynamic that can be described as “the best of man and machine”. Our powerful algorithm technology scans the NYSE, NASDAQ, CBOE and other options exchanges to find market volatility and anomalies and displays them on a common dashboard shared across the globe. With thousands of eyes on this data, our members can quickly interact and form a consensus on the trading opportunity at hand.

Market Opportunity

We believe the global COVID-19 pandemic of 2020 stimulated significant change for online technologies including financial and trading related companies such as Blackbox. More than 10 million new brokerage accounts were opened by individuals in 2020 — more than ever in one year, according to Devin Ryan, an analyst at JMP Securities. This newfound interest in the market was very positive for us as our user base grew rapidly ind2021. The combination of an influx of new investors as well as the tendency for those new investors to gravitate towards innovative financial technology have been positive long term macro-economic trends for us.

It is difficult to quantify the number of people that can be classified as day traders, since the term is somewhat ambiguous, especially since there has been a large influx of self-directed investors in 2020 and 2021. The two types of traders often overlap and separating these demographics can be difficult. Recent data suggest the following size for this growing market:

●

20%: One in 5 people in the U.S. invested in stocks, or mutual funds, in the final three months of 2020, up from 15% in the second quarter, a Conference Board survey showed. Harry Robertson, Business Insider, Feb 10, 2021

●

31 YEARS: The median age of user of Robinhood, one of the original commission-free online brokerages. More young adults are joining. Apex Clearing, which helps facilitate trades for brokerages, told Reuters around 1 million of new accounts it opened last year belonged to Gen Z investors, with an average age of 19. John McCrank, Reuters Jan 29, 2021

●

~$15.5 TRILLION: Total client assets at two of the top retail-focused brokerages. Fidelity Investments had $8.8 trillion in customer assets at the end of the third quarter, up from $8.3 trillion at the end of 2019. Schwab had $6.69 trillion in client assets as of Dec. 31, and 29.6 million brokerage accounts, up 66% and 140%, respectively, from a year earlier. John McCrank, Reuters Jan 29, 2021

We believe that the market opportunity for the technology that we have developed and targeted towards day traders can be utilized for self-directed investors as well as institutions -a substantially broader market. We intend to develop mobile applications for self-directed investors that provide them with financial information and data that is not commonly provided by retail brokers. Our first product aimed at this initiative will be Stock Nanny (see “New Products” below). We also intend to market our technologies to institutional financial companies for integration into their existing products or for sub-licensing to their customers.

Recent Technology and Development Initiatives

We continually upgrade our platform to provide the best user experience and maximum value for our members. Many of the new features or improvements to our existing features are suggested by our members. Much of our platform is community curated and we take pride in collaborating with and implementing the suggestions from our members that use our system every day. Our development efforts in 2023 were largely focused on enhancing core parts of our applications and fine-tuning the overall architecture to improve cost efficiencies, eliminate remaining technical debt, and provide our members with a more stable, scalable, and performant system.

Development of Native Applications for iOS and Android

We currently have fully-featured native applications for iOS and Android devices which were released in April of 2022. We believe that our mobile applications provide our members additional flexibility in their ability to access our platform when away from a desktop computer.

Platform Upgrades

Since the end of 2021, we have made significant upgrades and changes to our platform. We launched version 2.0 of the application which was a complete rewrite of the application front-end and overhaul of the backend to take advantage of modern technology capabilities that were widely unavailable when the product was initially released. This resulted in much better performance, a smaller resource footprint, and improved reliability and scale. Other development initiatives included the ability to view multiple charts, an enhanced social media capability, and enhanced charting studies, which include additions of new features or indicators such as our GoNoGo indicator, gamma exposure, net options delta and others.

We believe that technological developments to the Blackbox System and platform have been and will continue to be critical to the success of our company. Although we have experienced significant growth and received positive feedback from our members, we believe adding these new technology sets in parallel will be significant drivers of future growth.

New Products

We intend to leverage our existing financial technology platform and data resources for the creation of new and unique products to serve our existing subscribers, as well as address a broader market. We currently have a vast array of derived data that we believe will be extremely useful to self-directed investors as well the day traders and swing traders that we currently cater to. We believe the self-directed investor demographic is significantly larger than that of day traders and swing traders and presents an enormous opportunity for our growth.

Stock Nanny

We are currently developing a new product named Stock Nanny in the form of a mobile app for iOS and Android that will provide real-time portfolio alerts for a broad demographic of investors. Many of these alerts are a product of derived data currently generated on the Blackbox platform. This app will be designed to integrate with online brokerage platforms and allow the user to import their current stock positions and stocks on their watchlist into our app. We believe these alerts will be extremely useful for portfolio management, loss mitigation, and other investment strategies. We plan to provide extensive menu options to allow the user to customize this application to their specific needs. This will be a stand-alone product and we plan to target all self-directed retail investors, not just day traders or swing traders allowing the Company to address a much broader segment of the market. We expect to release this product in 2024.

Enterprise Products for Professionals

We have not historically marketed our product to persons or entities deemed by the exchanges as “professional traders” or financial institutions. A professional trader is generally defined by the exchanges as a person that:

●

Is registered or qualified with the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association.

●	Is engaged as an “investment advisor” as that term is defined in Section 201(11) of the Investment Advisor's Act of 1940 (whether or not registered or qualified under that Act).
●

Is employed by a bank or another organization that is exempt from registration under Federal and/or state securities laws to perform functions that would require him or her to be so registered or qualified if he or she were to perform such functions for an organization not so exempt.

The exchanges charge a substantial premium for their data to users who meet the criteria described above. In addition to the higher rates, the onboarding and subsequent approval process by these exchanges is cumbersome and not easily accomplished solely through an online process.

In 2023 we developed a streamlined digital onboarding process allowing financial professionals to be able to use our product. We believe that this is an important first step to not only marketing our existing products to financial professionals but also developing new and even bespoke products for this market segment. We are targeting financial institutions to utilize our products, subsets of our systems or even creating bespoke products on their behalf. Poor market performance in 2022 presented significant challenges to retail oriented companies in our industry including us. In order to provide different and more stable revenue streams, we believe it is important for us to use our existing technology base as a basis to develop new revenue streams from professional and institutional customers.

Marketing of the Blackbox System

We launched our Blackbox System and platform for use in the United States and made it available to subscribers in September 2016. Use of the platform is sold on a monthly or annual subscription basis to individual consumers through our website at https://blackboxstocks.com. We believe our Blackbox System subscriptions are priced competitively with similar web-based trading tools although the number of competitors offering limited aspects of what our system provides at lower prices has increased in 2023. We primarily use a combination of digital marketing campaigns and customer referral compensation plans in our advertising program. Our digital advertising efforts are comprised of display and video ads, along with banner and text ads across multiple search and social platforms. We also utilize targeted email marketing and a strategic global marketing campaign for brand awareness. We believe that this form of advertising has been and will continue to be effective in attracting subscribers. We continuously monitor and evaluate the effectiveness of specific social media platforms and allocate marketing funds accordingly. We also promote our subscriptions through an established compensated customer referral program. We offer certain subscribers the right to promote the Blackbox System and receive referral fees for subscribers generated from such subscribers’ effort. Generally, we pay referring subscribers $25 for each subscription generated and $25 for each month the subscriber continues their subscription. We incurred $187,781 and $379,353 in customer referral expenditures in each of the years ended December 31, 2023 and 2022, respectively. We expect to continue utilizing the customer referral sales program as it has proven to be an efficient form of advertising. Our advertising and marketing expense was $629,984 and $1,468,702 for the years ended December 31, 2023 and 2022, respectively. We significantly reduced the amount of our digital marketing spend during 2023 as part of an overall expense reduction as well as a review of the effectiveness of certain marketing strategies. We intend to continue to deploy a significant amount of marketing funds on both digital campaigns and customer referral programs in the future. In addition, we may also utilize television and radio advertising.

Our marketing of products targeted toward institutional customers is anticipated to rely less on the current digital marketing that we have historically utilized and is not expected to utilize affiliate marketing strategies.

Industry Partners and Relationships

We have several arrangements and agreements with financial industry partners that encompass marketing partnerships, educational resources and licenses. We believe our relationship with large well-known brokerage firms enhance our credibility and provide added value to our members. Among these partnerships are marketing agreements with E*TRADE and TastyTrade whereby these firms provide us with a referral fee for new accounts that we bring to them as well as offering our members discounted commissions on options trades. The referral fees are not currently material to our revenue but we believe the that our initial relationship with these firms is significant and provides us with an opportunity to expand these relationships to bring greater value to our members.

We have agreements with E*Trade and TradeStation permitting the integration of our platform with their brokerage platforms. These integrations allow our users to trade directly from our platform using their E*Trade or TradeStation account. In addition, TradeStation advertises our platform to 140,000 users through its webinars and in their internal app store. We believe the ability to enable our members to execute trades with third party brokers without having to leave our platform is particularly valuable to options traders who are able to execute more complicated orders without having to re-enter option contract information on another platform. We intend to integrate our platform with other brokers.

Industry partnerships such as the one we have with Options Industry Council, a non-profit entity funded by the Options Clearing Corp. also help provide our members with added educational benefits.

Data Suppliers

We contract with data suppliers and aggregators to provide our subscribers real time access to most major newswires, historical charting data and the real time stock and options data that drive the backend algorithms. We currently maintain servers connected with our stock and options data provider and utilize an Amazon Web Services (AWS) network as a backup.

Intellectual Property

We rely on a combination of trademark and copyright laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, which are primarily our brand names, product coding and marks. The Company has registered its name and logo with the United States Patent and Trademark Office (“USPTO”) and is pursuing registration of other brand names and marks.  The proprietary portion of the Blackbox System including its coding and methodology is protected by contractual confidentiality provisions of both employees and independent contractors.

Government Regulation and Approvals

We offer our subscribing customers a trading tool and not a trading platform, broker dealer or exchange, and therefore we do not believe we are subject to regulatory oversight by the SEC, FINRA or other financial regulatory agencies. We are not aware of any governmental regulations or approvals required for the marketing or use of our Blackbox System or the services provided.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business including, but not limited to, privacy, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, and other communications, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, anti-corruption law compliance and securities law compliance. In particular, we are subject to federal, state and foreign laws regarding privacy and protection of people's data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations or be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

Competition

We operate in a highly competitive environment. Although, we believe that our Blackbox System is the only platform that has successfully merged a comprehensive analytics system or “scanner” and a social media platform within the same “dashboard” allowing members to view the same real-time data in parallel, there are a number of companies that offer one or more features that are similar to or attempt to address the same market as we do. Some of these competitors have financial and other resources that are significantly greater than ours. The greatest amount of competition exists within products that provide trading analytics often referred to as “scanners”. We compete with these entities based on a number of factors including price, ease of use, standard features and proprietary features (if applicable). Ultimately, we believe the primary factor used in evaluating the trading analytics by any platform is the user’s ability to derive actionable information from that platform. This is where we believe our proprietary features differentiate the Blackbox System.

In addition to these technical tools, there are also a number of social media platforms that provide forums for traders and investors at little or no cost. The integration of our social media component within our platform creates a community that we believe is significantly superior to stand alone social media sites. Our members are able to interact and discuss ideas while viewing the same dashboard as opposed to having to switch back and forth between applications.

The final component to our platform is education. There are numerous standalone investment and trading applications, books, seminars and courses offered at many different price points. These products compete based on price, perceived value, level of sophistication and reputation among other factors. We offer our courses at no additional charge to our subscribers. In addition, we believe that our social media community provides our more experienced traders the opportunity to mentor newer traders which in turn contributes to the community environment we have developed.

In spite of these factors that differentiate us, we believe the following companies may be considered competitors due to similar product features and retail price points: Trade Ideas, Flow Algo, Unusual Whales and Trade Alert. Companies with social media platforms dedicated to financial markets include Stock Twits and Wall Street Bets.

Employees

As of May 3, 2024, Blackboxstocks had ten full-time employees. We also currently have eighteen contract workers that primarily serve as team traders on our Blackbox System platform or developers.

None of our employees are represented by a labor organization, and we are not a party to any collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

We believe that our future success will depend in part on our continued ability to hire, motivate and retain qualified management, sales, marketing, and technical personnel. To date, we have not experienced significant difficulties in attracting or retaining qualified employees.

Properties

Blackboxstocks does not own any real estate or other physical properties. The company’s principal office is located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240 in office space leased from Teachers Insurance and Annuity Association of America. During the years ended December 31, 2023 and 2022 we incurred approximately $126,000 and $103,000, respectively, in office rental expense. Future minimum rental payments under the extended lease are approximately $441,851.

Blackboxstocks believes that the existing facilities will be adequate to meet its operational requirements through 2024. We believe that all such facilities are adequately covered by appropriate property insurance.

Legal Proceedings

Blackboxstocks is defendant to a lawsuit filed by Feenix Payment Systems, LLC before the New York State Supreme Court, County of New York. The plaintiff seeks damages in the amount of $500,000 from an alleged breach of an exclusivity agreement between the plaintiff and Blackboxstocks. Blackboxstocks denies any liability for the alleged breach and intends to defend the matter vigorously. Blackboxstocks has asserted a counterclaim alleging the plaintiff failed to pay Blackboxstocks a finder’s fee.

Blackboxstocks currently is not subject to any other material litigation nor, to management’s knowledge, is any material litigation currently threatened against Blackboxstocks other than routine litigation and administrative proceedings arising in the ordinary course of business.

Corporate Information

Blackboxstocks’ principal executive offices are located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240, and its telephone number is (972) 726-9203. Its website is https://blackboxstocks.com. The information on, or that can be accessed through, its website is not part of this information statement/prospectus. Blackboxstocks has included its website address as an inactive textual reference only.

Additional Information

Blackboxstocks files annual reports on Form 10-K and quarterly reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on a regular basis, and discloses certain material events in current reports on Form 8-K. Its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available free of charge on its investor relations section of its website as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Securities and Exchange Commission ("SEC"). The SEC also maintains an Internet website that contains reports and other information regarding issuers, such as Blackboxstocks, that can be filed electronically with the SEC. The SEC's Internet website is located at http://www.sec.gov. The inclusion of any website address in this information statement/prospectus is an inactive textual reference only, and information contained on or accessible through these websites is not a part of this information statement/prospectus.

For information on management’s discussion and analysis of financial condition and results of operations of Blackboxstocks, see Part II. Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Blackboxstocks Annual Report on Form 10-K, which are incorporated by reference herein.

For further information, please read the section entitled “Where You Can Find More Information & Incorporation by Reference” of this information statement/prospectus.

INFORMATION ABOUT EVTEC

Overview

Evtec Aluminium Limited (“Evtec”), is a company which specializes in the design, manufacture and supply of aluminium parts and tools to its principal customer, Jaguar Land Rover (“JLR”), Britain’s largest automotive manufacturer, and other Tier 1 suppliers leading Original Equipment Manufacturers (“OEMs”) in the UK. Evtec aims to develop lightweight engineered solutions to the automotive sector; including parts with extreme performance, durability, and lightweight construction in mind.

Evtec is attractive to Original Equipment Manufacturers, such as JLR, because it provides a complete solution by offering both foundry and machining capabilities, as well as in-house engineering capabilities to be able to develop tools which will be used in JLR’s global facilities for assembly of new hybrid and electric vehicles. Evtec operates from two sites in the United Kingdom (UK), one in Coventry and one in Kidderminster. Both sites are located in the ‘West Midlands’, an area of the United Kingdom, recognised as a traditional automotive manufacturing centre. Evtec’s Kidderminster site is a High Pressure Die Casting (“HPDC”) foundry, the most modern one of its type in the UK, producing strong, light weight complex aluminium parts for use in traditional internal combustion engines (“ICE), hybrid engines and electric power units such as motor housings and electronic drive units. The parts produced in Kidderminster are transported daily to Chelmarsh, Evtec’s site in Coventry, which houses one of the UK’s largest machining facilities, where the cast parts are machined and sequenced for delivery to its OEM customers on a ‘Just in Time’ basis.

Evtec’s sites are located nearby to JLR’s headquarters in Coventry and JLR’s iconic plant in Solihull where Land Rover has manufactured its pioneering vehicles since 1947. Evtec’s infrastructure and geographic location means that it is perfectly located to provide “Just in Time” delivery capability to OEMs and other automotive suppliers in the United Kingdom, which has become increasingly important in a new era of supply chain shocks and geopolitical problems, which has led to widespread disruption across the automotive industry.

Currently, Evtec produces aluminium parts and tooling required for JLR’s existing range of vehicles fitted with an Internal Combustion Engine (“ICE”) and also used in Hybrid models, and delivers, on average, approximately 130,000 parts per month to JLR and its wider supply chain. Evtec’s revenue for the year ended June 30, 2023 reached $30.9 million compared to $14.4 million for the year ended June 30, 2022, an increase of 115%. Revenue for the six months ended December 31, 2023 was $21.3 million compared to $13.9 million for the six months ended December 31, 2022, an increase of 53%. Evtec is continuing to increase productive capacity to meet the needs of planned new hybrid and electric drive vehicles being developed by JLR. Total projected revenue for the year ending June 30, 2024, is expected to be $52 million compared to $30.9 million for the year ended June 30, 2023, an increase of $21 million. Earlier this year, Evtec announced that it had been awarded a supply agreement worth $67 million for the provision of aluminium parts to JLR, which would be utilized in JLR’s new range of hybrid and electric vehicles set to enter production in the coming years. Management expects that Evtec will capitalise over the coming years on progressive introduction of electric and hybrid vehicles, as such vehicles will be more aluminium intensive, as part of lightweighting strategies designed to reduce carbon emissions and to improve performance. Aluminium is a key strategic metal for automotive makers being not only light weight but also resilient and strong and will be used extensively on both car chassis and bodies as well as assemblies and components.

In addition to delivering on its strong order book with visibility through to 2029, management will focus on identifying future opportunities to undertake strategic acquisition(s) and investment(s) into suppliers currently operating within the Luxury, Performance, Hybrid and Electric Vehicle (“EV”) automotive supply chain. Management will seek to identify suppliers which have, amongst other things, a strong order book through to at least 2032, suppliers to large OEMs (with embedded relationships) and which are engaged in the supply of crucial components capable of being sold in significant volumes.

History and Current Operations

David Roberts, the Chief Executive Officer, President and founder of Evtec, is a veteran industrialist with over 40 years’ experience in the automotive and aerospace industry working in Europe and North America.

On May 7, 2020, Arlington Automotive Limited (“Arlington Automotive”), a key parts manufacturer and supplier to JLR, appointed an administrator. David Roberts, supported by JLR, acquired the business and assets of Arlington Automotive through a newly incorporated company, Evtec Automotive Limited (“Evtec Automotive”). This acquisition prevented the closure of the Coventry plant, rescuing 200 jobs, and averting supply chain disruption to JLR. Historically,.

Following the successful acquisition of the Arlington Automotive business, JLR approached David Roberts to consider acquiring the foundry and machining business located at Coventry and Kidderminster operated by Liberty Aluminium Technologies Ltd (“LAT”). LAT employed approximately 200 employees across both sites and had a significant order book for aluminium parts required by JLR (although such anticipated orders are subject to change in any financial year depending on demand for vehicles). Historically, LAT supplied parts to many UK based OEMs, including Ford, and Evtec expects to cement these customer relationships as it builds out capacity at its production sites.

Evtec was incorporated on February 5, 2021 with David Roberts as its sole director and major shareholder. Evtec (as purchaser) entered into two asset purchase agreements with Liberty companies (as the vendors) to acquire the trade and key assets of those companies associated with the operators of the factories at Kidderminster and Coventry for an undisclosed sum (the “Acquisition”). The Acquisition completed on November 18, 2021. Praetura Commercial Finance, the Manchester-based asset-based lender, supported the Acquisition with a £11.4 million asset-based lending facility.

Following the Acquisition, David Roberts and the management team have completed a significant restructuring of the business, and are on-track to deliver a successful turnaround. Evtec has been primarily engaged in supplying aluminium parts to JLR required in the production of their ICE vehicles. Evtec has demonstrated that with the business under new management, it is capable of supplying on average 130,000 parts per week directly to JLR and customers within its supply chain from its current foundry and machining capacity. Evtec has been able to double the supply of aluminium parts since the Acquisition by focusing on plant and equipment operational availability, and implementation of lean manufacturing throughout the business. As a result of this increase in production, sales have doubled, customer quality issues have been minimised, and the business consistently delivers on time in full. Evtec expects to supply parts directly to other European OEMs including Ford, Bentley, Aston Martin and McLaren, either directly or through intermediate suppliers, as production capacity at Kidderminster and Coventry sites grows in the future following completion of the Exchange and from obtaining sufficient capital investment to support its growth.

Key Strengths

Experienced Management Team

The key management team at Evtec is comprised of David Roberts (Chief Executive Officer and President), Keith Stanton (Group Managing Director), and David G. Roberts (Group Finance Director) whom together have more than 100 years of combined experience working in the automotive, aerospace and manufacturing industries. The management team is supported by an experienced team of independent non-executive directors, led by Steven Norris as Chairperson, and supported by Steve (“Steve”) Ilott, Julia Steinbrenner and Anil Khurana.

Evtec is led by David Roberts as Evtec’s Chief Executive Officer and President. Mr. Roberts has over 40 years’ experience in manufacturing, particularly within the automotive and aerospace industry. Mr. Roberts serves as Chair for several companies, including, Evtec Automotive (since 2021) (a UK tier 1 auto parts supplier), JVM Castings Limited (since 2023) (a UK tier 1 auto parts supplier), Evera Recruitment Ltd (Europe’s leading recruitment company in the EV and battery sector) (since 2020) and Evtec Energy Solutions Limited (a green renewables provider of energy systems) (since 2020). David has been a non-executive director of Tevva Motors Limited (a UK EV Truck OEM) since 2020 and until recently served as Chair of Warwick Acoustics Limited (advanced audio systems) (2018-2022), TAE Power Management (2021-2023) and Rimstock Limited (“Rimstock”) (a UK tier 1 auto parts company) (since 2016). He also serves as Board Advisor to Coventry University Advanced Manufacturing Facility and is an Export Ambassador for the Department of International Trade. He attended the University of Hull obtaining a BSc (Hons) in Economics (1970-1973).

David G. Roberts, Evtec’s Group Finance Director (“principal financial officer”), is an experienced finance executive with extensive experience in both public and private companies in the automotive and aerospace supply chain industry. Qualifying at EY (1991-1995) he has held senior executive roles such as Divisional Finance Director at Britax International plc (1995-2001), European Finance Director at Titanium Metals Corp (a USA NASDAQ company) (2001-2013), Group Finance Director at Chamberlin plc (an iron foundry AIM listed company) (2013-2018) and Chief Financial Officer at Bladon Micro Turbines (since 2019). Mr. Roberts holds a BSc in Accounting from the University of Hull (1988-1991). He is also a fellowship member of the Institute of Chartered Accountants in England and Wales (ICAEW) (1994) and a member of the Association of Corporate Treasurers (2004).

Keith Stanton, Evtec’s Managing Director, has over 35 years’ experience of managing large manufacturing operations in the automotive industry. Mr. Stanton has held Senior Executive positions with Ford and Aston Martin where he served as COO and interim CEO for over 14 years. He has served as the Evtec Group’s Managing Director and a member of the Board since April 2020. Prior to that, he has served as Vice President and Chief Manufacturing Operations Officer from 2016 to 2021 and as Manufacturing Operations Director between 2006 and 2016, at Aston Martin Lagonda Ltd. Mr. Stanton has also served as the Executive Director of Global Purchasing and Business Improvement from July 2005 to April 2006 at LDV Ltd. He has also served as the Operations Director at Ford Motor Company Ltd between 2001 and 2005. Mr. Stanton holds an MBA from City of London University (2000-2002), and an HND in Electrical Engineering from Chatham Naval Academy (1978-1982).

Non-Executive Directors

Steven Norris is the Chairman of Evtec Automotive since March 2021. Mr. Norris has been in the automotive industry for more than fifty years including time with Ford of Britain, as a dealership owner and as a leading advisor on transport policy. Mr. Norris is a former member of the UK parliament (1983-1997) and for five years was Minister for Transport (1992-1997). He is a former Chairman of the Prince Michael International Road Safety Awards and was also Director General of the UK Road Haulage Association. He is currently Chairman of Empati.ai and a Director of Pegasus Digital Mobility Corporation Inc. Steve was a co-founder of ITIS Holdings plc (now INRIX) and of Speed Check Services (now Jenoptic plc). Mr. Norris holds an Honorary Doctor of Laws from the University of East London (2008), and an MA (Hons) in Jurisprudence from the University of Oxford (1964-1966).

Julia Steinbrenner is the Co-President of the New York Yankees Tampa Foundation since February 2015 and serves on a number of boards in the region. Ms. Steinbrenner has also been the Co-President of Steinbrenner Racing since March 2021. In 2019, Julia co-founded the George4Foundation and serves as the organisation’s Executive Director. The George4Foundation’s mission is to make a difference in the lives of underprivileged and sick children and their families – and to make an impact in education, paediatric medical research, and the ongoing national hunger crisis.

Dr. Anil Khurana is a successful global business leader and executive, with expertise in multiple B2B, digital, and climate-tech industries. He started his career with Indian Railways in 1983, and has 40 years of experience in innovation, manufacturing, public policy, and private equity, and has run businesses and advised chief executives, investors, boards and governments around the world. Between April 2019 and June 2022, Dr. Khurana was a senior Partner with PwC Strategy& and global managing partner of PwC’s industrials, manufacturing & automotive business unit (which includes consulting, transactions, tax, and accounting services). Since May 2023, he has been the Executive Director at the Baratta Center for Global Business at Georgetown University, where he leads research and activities on cross-border investing, global value chains, and AI & jobs. He also leads manufacturing, climate-tech, and competitiveness initiatives in MA, the US, and globally (US DOE, DOD, GMIS, others), and is Chairman of The Indus Entrepreneur (TiE) Advanced Manufacturing Special Interest Group. Dr. Khurana holds a Ph.D. from University of Michigan (1988-1993), an MBA from University of Michigan (1988-1991), an M.A. in Economics from Panjab University, India (1983-1985), and a B.Eng. in Mechanical/Industrial/Electrical Engineering from the Indian Railways Institute of Mechanical and Electrical Engineering, India (1979-1983). Dr. Khurana is qualified to serve on the board of directors of the Company due to his business and technical expertise.

Stephen Ilott serves as a non-executive director. He has over 35 years investment markets experience. Mr. Ilott served as Chief Investment Officer for BMO Asset Management in both the US and Canada, from January 2016 to May 2021. He brings a wealth of individual and corporate management experience having held leadership, executive management and board positions in regulated financial companies across the UK, Europe, US and Canada. Mr. Ilott has also been a director of Pineview Stansted Limited and Pineview Thaxted Limited since 2011.

Management believes that their combined knowledge and expertise of the automotive supply chain sector, and their strong relationship with OEMs, such as JLR, and other Tier One Suppliers, will provide Evtec with a competitive advantage.

The collective experience and relationships with OEMs are expected to put Evtec in a strong position to demonstrate that they are capable of acquiring and reviving the fortunes of distressed suppliers within the automotive sector, as well as enabling the company to expand its offering to a wider number of OEMs and intermediate suppliers to OEMs in Europe as the business develops its capacity.

Market Conditions are creating unique opportunities to acquire distressed suppliers with strong order books within the Automotive Sector

OEMs continue to weather economic headwinds, such as inflation, and widespread supply chain disruption. OEMs have learned the hard way from the pandemic, lockdowns and microchip shortages that it is a necessity to review and maintain robust and secure supply chains to maintain production targets and to drive profitability.

Current market conditions are such that suppliers face significant macroeconomic challenges, including, rising energy costs, stubborn inflation, recessionary risks, unpredictable fuel, and commodity pricing, and rising interest rates. The market is generally characterized by thin margins. Suppliers are carrying a significant amount of debt in the wake of a pandemic-related squeeze across the automotive value chain, and the cost of borrowing has risen dramatically. Suppliers have also been impacted by a significant rise in energy costs associated with the war in Ukraine and other geopolitical issues.

Evtec management believes that because of the current economic outlook there is a likelihood that several suppliers to OEMs will struggle to operate profitably with decreasing margins, increasing the chances that such companies may be put up for sale by their owners at weak valuations or that such companies may enter into administration. This will present opportunities for Evtec to consider undertaking an acquisition of distressed suppliers, ideally, with the close co-operation of related OEMs.

First-Class Facilities equipped to meet the needs of OEMs

Evtec boasts advanced foundry machining capabilities and operates one of the largest machining facilities in the UK. This means that it can provide a complete solution to its customers in relation to both the casting and machining of aluminium parts, as well as the expertise of in-house engineers capable of designing specialist tools. Management believes that its ability to offer a complete service, distinguishes it from other suppliers and provides added assurance to OEMs that a single supplier is responsible for the quality of build from production to when it reaches the assembly line.

Increasing Demand for Aluminium Parts

Evtec specializes in the casting and machining of aluminium parts required by JLR and other intermediate suppliers to OEMs in Europe. Evtec therefore operates within a niche area of the supply chain network for the automotive industry where there is likely to be increasing demand.

New EV and hybrid powertrains have already driven the need for lighter weight material construction vehicles, to extend autonomy and performance, with greater torque and strain on individual components. Evtec will not only cater to the needs of the industry today for ICE and Hybrid vehicles but is at the forefront of a generational transformation in manufacturing through engineering and manufacturing of high performance, light weight components and assemblies.

As at the end of January 2024, it was estimated that 14.7% of all new cars on the road in the UK were electric cars. Despite the UK Government announcing a delay to the ban on new petrol and diesel cars being pushed back from 2030 to 2035, firms will still be required to meet strict quotas and at least one in five cars sold must be zero emissions models from 2024. Management believes that there will be growing demand from OEMs to utilise aluminium components in automotive manufacturing. The average aluminium content has risen steadily over the last few decades and is accelerating along with the rising penetration of EVs and hybrid models. A life cycle analysis of a full-steel and a full-aluminium EV shows that an aluminium EV emits 1.5 tonnes less in greenhouse gas emissions over its complete life cycle compared to a steel EV. EVs have a higher aluminium content than a traditional ICE vehicle, and significantly more aluminium is used in an EV platform.

Evtec therefore believes that it will benefit both from, a growing need for aluminium supporting the adoption of EV vehicles and increasing usage of aluminium in ICE vehicles, replacing steel components.

Evtec a Critical Strategic Supplier of Aluminium Parts to JLR

Evtec has positioned itself as a critical supplier to JLR for aluminium parts by offering foundry and machining capabilities. On February 2, 2024, Evtec announced that it had secured a supply contract worth an estimated US$67 million linked to the supply of various aluminium parts to JLRs new line of electric vehicles, excluding after market and model life extensions. This contract award underlines Evtec’s importance as a trusted supplier to JLR, while JLR undertakes an ambitious project of moving towards achieving zero carbon emissions for its vehicles by 2036. Management anticipates that new parts will start production in Q4 2024, and will ramp up to peak volumes of 150,000 vehicle sets per annum by 2027.

High Barriers to Entry for Competing Suppliers

Where OEMs experience delays in production, this could impact the financial results of an OEM, and potentially damage the relationship between customers and OEMs, if vehicles cannot be supplied in a timely manner. Furthermore, OEMs are public brands which attract significant media attention and any significant performance issues could attract adverse publicity. OEMs are therefore highly risk averse in respect of the selection and approval of suppliers. Evtec is an established Tier 1 supplier to JLR. Any new suppliers will be subject to a vigorous vetting and accreditation processes. Evtec is a trusted Tier 1 Supplier within the JLR supply chain and has recently been awarded a significant supply agreement to supply aluminium parts to JLR for their new first line of electric vehicles, in recognition of Evtec’s importance to the future supply chain of JLR.

Trend of OEMs Establishing Partnerships with Domestic Suppliers

OEMs typically operate highly complex global supply chains, which have flourished within an increasingly globalized economy. There is an emerging trend of deglobalization within the automotive industry driven by local governments encouraging domestic production and at international level, increasing imposition of tariffs and other protectionist measures aimed at supporting local automotive markets. In addition, the impact of COVID-19 and other supply chain shocks, have encouraged OEMs to ensure that their supply chains are robust and reliable. Evtec management, therefore, believe that Evtec’s location in the United Kingdom, located nearby to JLR’s main assembly line, will help to ensure that it remains a preferred supplier to JLR for aluminium parts and tools, as well as developing customer relationships with other OEMs based in Europe, such as Ford, Bentley, or Aston Martin, either directly or through intermediate suppliers.

Long Term Supply Arrangements with Clear Visibility of Demand

Evtec supplies aluminium parts and spares as a Tier 1 Supplier to JLR and other suppliers within its wider supply chain. Being a Tier 1 Supplier means that Evtec provides parts and tools directly to JLR, without any subcontractors. Evtec has been selected to provide parts for the new electric range of JLRs, range of Jaguars and Land Rovers, which are more aluminium intensive than ICE models. When a new model enters production, they tend to have a lifespan of 10 years. This provides Evtec with an opportunity to establish itself as a long-term single source supplier of aluminium parts and spares to JLR providing clear visibility of demand and a path towards sustainable growth, as JLR gradually phases out ICE models in favour of full electric and hybrid models.

Market Overview

Geopolitical issues have led to a sea change in the organization of the automotive industry

After nearly three decades of expansion, globalization — which has helped fuel economic growth through trade, exchange, and openness — is in retreat. Barriers are going up, and global trade is declining. Protectionism is on the rise. The world’s two largest economies, the U.S. and China, appear to be on a path of continued trade confrontation. Actions like Brexit, Covid and punitive trade wars are making economies more isolated than not and while it is too soon to quantify the extent and duration of the disruption resulting from the crisis in Ukraine, it is already clear that the ripple effects will be immense and long-lasting. A long-term realignment of supply chains is underway. The biggest near-term implication will be increased economic friction, reversing more than two decades of falling prices and access to cheap goods.

As a result of the learnings from a complete shut down during the COVID pandemic, compounded by geo-political tensions in Ukraine, Taiwan, China, etc. the supply chain revolution to ‘near source’ is in full swing, creating a unique opportunity. OEMs are being forced to rethink their supply chain and eliminate risk and weaknesses by going from a ‘Just in Time’ model to a ‘Just in Case’. Geo-political changes in Ukraine and tensions in Taiwan coupled with trade tariffs in the EU and UK that will impose a 10% cost to OEMs on vehicles not 45% local sourced by 2027, are driving local sourcing decisions. The economics are aligned to create a capital light opportunity to acquire distressed assets with committed order books to drive economics and investment return.

Governments around the world are incentivizing companies to source locally by imposing taxes and tariffs for imported products as de-globalization continues to set in as a ‘new normal’. The EU/UK have increasingly draconian penalties for OEMs to meet “Country of Origin” sourced targets.

COVID-19, the war in Ukraine, and other geopolitical events, have had a negative adverse impact on the car industry and it has been difficult for OEMs to obtain parts. Recently, UK manufacturers have been impacted by the Red Sea crisis which has delayed the delivery of raw materials components and other goods through the Suez Canal. The Suez Canal handles approximately 12% of global trade. As a result of this, car manufacturers have increased their inventory to address the risk of stocks running low, particularly with components that are traditionally shipped from Asia.

It has been noted that a number of OEMs have, in response to supply chain disruption, shifted from a just in time model to a just in case model, with OEMs holding more stock to cushion the impact of unexpected shocks to supply chains. Historically, OEMs have operated a just in time model for the purpose of managing cost by reducing wastage and additional costs incurred by the requirement for additional storage and warehousing of parts. In recent years, the shortage of semiconductors and other crucial components, had led to a reduction in the overall output of vehicles.

Lightweighting Strategies and Environmental Factors increasing demand for Aluminium Components

The United Kingdom is committed to achieving net zero carbon emissions by 2050. The automotive industry in the United Kingdom and internationally will be required to adopt measures to reduce the carbon dioxide output of its vehicles. This will mean that OEMs will steadily phase out the ICE and these will be replaced by the next generation hybrid and electric drivetrains. The pace and timing within which the ICE is phased out in favor of hybrid and electric drivetrains depend upon a complex number of factors, including (but not limited to):

●	the political decisions at both a national and international level to maintain target dates for phasing out ICE vehicles;

●	environmental and scientific data measuring the pace of climate change and CO2 emissions against objective targets;

●	economic factors, such as the ability of customers to purchase and operate EVs, with EVs commonly being more expensive than ICE models, as at the date of this document;

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the ability of national government and local bodies to establish the infrastructure necessary to encourage the adoption of more EVs by consumers, for instance, increasing the availability of charging stations; and

●	consumer preferences and any negative press that may hamper the growth of the EV industry.

OEMs will need to adopt strategies in respect of the use of materials that will help to decrease carbon emissions, and which are also capable of being recycled and which are generally less impactful on the environment. It is estimated that approximately 90% of the aluminium content included in a car is capable of being recycled.

Approximately 75% of fuel consumption is linked to vehicle weight. One of the main strategies employed by OEMs to reduce carbon emissions is therefore linked to reducing the overall weight of the vehicle. It has been a conventional strategy in the automotive sector to substitute steel components for aluminium components. Aluminium offers a lower-weight alternative to steel, and it fits greatly into a circular economy since it is highly recovered and reused. According to European data the amount of aluminium increased from 50 kg per vehicle in 1990 to 151 kg currently, with a projection of 196 kg per vehicle by 2025.

Aluminium is typically required for the following sections of automotive vehicles: the engine, transmission, wheels, heat exchangers, chassis, and suspension. The major technology of manufacturing the automotive components from aluminium is casting. High-pressure die casting (“HPDC”) offers benefits compared to other production technologies, such as chill casting or sand casting, through significantly lower production times for individual parts while ensuring high repeatability, a broader range of shapes, and lower individual cost.

Consumers of electric vehicles are also concerned by the range that an EV can cover on a single charge. The use of aluminium sheet battery enclosures, for example, can help extend the driving range, allowing vehicles to travel up to 10% further on a single charge.

Aluminium is considered a preferred material for EVs, as it offers value in terms of the manufacturing costs, weight savings, and performance, with cooling solutions, battery frames, and components now routinely manufactured from aluminium. The Directors are aware that other innovative materials may also offer an alternative to aluminium, such as composite materials which are used in high-performance sports cars. However, aluminium remains the material of choice for volume production, and management expect this trend to continue.

Evtec is therefore able to take advantage of two trends - the increasing use of aluminium in ICE vehicles (replacing steel components) and the increase of aluminium in the production of hybrid and EVs which are likely to be of much greater aluminium intensity.

Growth in Luxury Car Market and Demand for EV Vehicles

Evtec’s financial performance is linked closely to the UK automotive market and the financial performance of JLR, which competes within the luxury car sector amongst other distinctively British OEMs such as, Bentley, Rolls Royce, and Aston Martin. The automotive industry is a crowded market space and most European OEMs face strong competition from overseas manufacturers. As at August 2023, it was estimated that European OEMs still hold 71 percent of global sales, while OEMs in other jurisdictions, such as China, continue to grow. The Society of Motor Manufacturers and Traders’ (“SMMT”) estimates that the UK automotive sector was on course at the end of 2023 to reclaim its position as a £100 billion plus trading hub. OEMs and suppliers are realigning their business models around increasing EV adoption.

JLR is one of the largest car manufacturers in the United Kingdom, which accounts for approximately 780,000 jobs in its car factories, wider supply chain and sales industry. JLR is an anchor customer for Evtec and various other suppliers operating in the British automotive supply chain.

On April 19, 2023, JLR announced its plans to invest £15 billion over five years in JLR’s industrial footprint, vehicle programs, autonomous, AI and digital technologies and people skills. This includes, announcing its road map for the release and production of its electric vehicles. Halewood in Merseyside will become JLR’s first all-electric car plant, a historic step into the electric era. JLR has therefore made it clear that it remains invested in maintaining its vehicle manufacturing facilities, an engine manufacturing centre, and a battery assembly centre in the UK.

On February 2, 2024, JLR released its Q3 2024 earning statement, noting that sales had reached record levels for the quarter, recording the highest quarterly profits since 2017 and that there was over 16,000 sign-ups by customers for its new Range Rover Electric. It was also noted that sales of highest specification Range Rover SV with average price of £202,000, had grown year-on-year with 3,637 year-to-date sales, surpassing 1,909 Range Rover SV’s sold in FY23.

Competitors

At present, Evtec is focused on serving the requirements its primary customer of JLR (as an OEM) and other Tier 1 suppliers to OEMs such as JLR in the United Kingdom. Evtec’s strategy is to focus on the aluminium automotive supply chain serving large luxury OEMs within Europe such as JLR, Ford, Bentley, Aston Martin and McLaren (either directly or through intermediate suppliers). At present, Evtec does not have plans to directly supply OEMs outside of the United Kingdom other than through intermediate suppliers to OEMs. For example, large OEMs in Germany, such as Volkswagen and BMW, are well served by various domestic suppliers. Evtec works closely with JLR to develop aluminium parts and tools that will be used in the production of ICE vehicles (currently in production) and in new hybrid and EV models produced over the coming years. The Evtec management team have a proven track record in turning around failing businesses. Within Automotive supply chains there are many vendors who have been unable to react to the changing business environment as a result of Brexit and Covid, and future opportunities for growth may come from outside the aluminium supply chain.

Management believes that it may face competition from other supply parts manufacturers described below.

Ryobi Aluminium Castings (UK) Limited is a producer of aluminium components using the high pressure die casting process for the automotive industry. It operates in Carrickfergus, Northern Ireland but also from locations such as Japan, China, USA, Mexico, Thailand and Europe. Its UK subsidiary has around 500 employees and its latest turnover in the financial year ended 2022 was £81m.

Norsk Hydro ASA, an aluminium and renewable energy company has 33,000 employees in more than 140 locations and 40 countries. Hydro operates in a number of locations in the UK which consist of manufacturing plants, fabrication and components, extrusion die, casthouses, surface treatment, thermal break, building systems and pole products.

There is a risk that Evtec could face competition from suppliers that operate a lower cost operating model, such as automotive manufacturers located in China with typically lower labour costs. Evtec has developed a reputation for supplying parts to JLR in recent years, but there are larger and better capitalized international automotive companies, such as those companies described above, whom Evtec would be unable to compete with purely on cost.

Management nevertheless believes that it remains competitive due to the risk averse nature of OEMs to use alternative or untested suppliers and extremely high barriers to entry. Evtec has an established track-record of delivering on orders placed by buyers and meeting the volume order requirements demanded by JLR to ensure that there is no delay in production. The Evtec facilities are within 30 minutes of JLR vehicle and engine plants, and it offers unparalleled ability to respond to its customer’s needs.

Business Strategy

Evtec’s main commercial objective is to retain and build upon its relationship as a trusted Tier 1 supplier of aluminium parts to OEMs such as JLR, and other intermediate suppliers to OEMs.

Evtec is currently loss making, having recorded a loss of £(4.9) million for its fiscal year ended June 30, 2023, and it is aiming to become a profit generative business built upon a sustainable platform of orders from key customers. Evtec management, using appropriate industry forecasting methodology and based on Evtec’s agreements with JLR and existing Tier 1 supplier customers, has a forward-looking order book through to July 2029 and beyond. Customers of Evtec provide management with detailed forecasts and estimates of its demand for parts linked to programme agreements. The anticipated orders (agreed in committed forward order schedules) are not binding purchase orders, and are subject to change in any financial year depending on demand for vehicles produced by the relevant OEM. These forecasts include estimated and peak production volumes by vehicle on a weekly basis for the expected life of each programme as detailed by written agreement between Evtec and the customer. The actual amount of demand for Evtec’s parts is dependent upon the actual sales of vehicles incorporating Evtec’s parts, the actual length of the production run of that vehicle, seasonal and other production variances and other factors. The actual amount and timing of sales of any parts pursuant to a written agreement with Evtec’s customers may differ significantly from Evtec’s calculations based on these factors as well as others that are outside of the company’s control. Management applies discounts to these forecasts as they deem appropriate in their reasonable opinion and updates such forecasts regularly. In relation to existing parts that Evtec supplies, between July 1, 2024 and June 30, 2025, the Company expects to meet orders worth in aggregate £35.1 million. This is based on forward order schedules for existing parts agreed with customers. In relation to new parts that Evtec has commitments for from customers, the Company expects to meet orders worth in aggregate £457 million, rising from £10.2 million per annum in fiscal years 2024 and 2025 to £64.4 million in fiscal years 2027 and 2028. This is based on forward order schedules for new parts agreed with customers. In aggregate, the Company has a forward looking order book of in aggregate £540.5 million (being the aggregate of the order books for existing parts and new parts).

To ensure that Evtec maintains its position as a Tier 1 supplier to JLR and a trusted supplier to other intermediate suppliers to OEMs (who supply globally recognized OEMs, such as Ford) it must ensure that it can deliver aluminium parts and tools to its customers, free from defects, in a timely manner, and in the volume required on a consistent basis. By increasing production capacity at its sites this will enable Evtec to serve the requirements of other OEMs and other intermediate suppliers to OEMs. To meet demand, Evtec will be required to:

●	ramp up the volume of production of parts across its two sites from approximately 130,000 parts per month to approximately 200,000 parts per month.

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invest approximately £40 million into sophisticated plant and machinery over the next five years. This comprises six pressure die cast machines ranging from 750 tonne to 2,700 tonne and 32 CNC machines and associated fixtures.

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recruit and retain a highly skilled workforce. Evtec currently employs a total of 278 employees across its two sites. The new supply agreements with JLR will necessitate a significant increase in the number of employees ‘on the factory floor’ to be able to increase production. Management believes that over a period of 5 years, the overall headcount is likely to increase by 21% to address the increase in demand. The West Midlands, where Evtec is based, has a rich automotive heritage and management believes that it will be able to execute its recruitment strategy by relying upon the local labour market.

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consistent with other suppliers operating in the automotive industry, Evtec’s operations have relied upon debt finance. Evtec estimate that its operations will require an investment of approximately £40 million over the next five years, on commercially acceptable terms, into increasing its production capacity. Management believes that the Exchange will help to significantly improve its covenant strength and balance sheet when it seeks to refinance its operations.

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Evtec is subject to continuous review and monitoring by JLR, and it must demonstrate that it is compliant with JLR’s sustainability goals. Evtec holds ISO 14001: 2015 accreditation (which is the latest version of the ISO 14001 standard) as well as ISO 9001 and ISO 45001 accreditation. In addition, it holds IATF 16949 accreditation (granted by the International Automotive Task Force recognizing highest quality standards and processes in automotive manufacturing) and JLRQ accreditation (a JLR specific accreditation, confirming Evtec’s status as a Tier 1 supplier to JLR).

Furthermore, Evtec will need to ensure that it manages and controls costs within its own supply chain to ensure that it maintains and improves profitable margins. The primary costs and expenses associated with the operation of Evtec’s business are as follows:

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the cost of fundamental materials used in its operations, primarily, aluminium. Evtec management is currently able to source aluminium from domestic suppliers with an established track-record. The cost of aluminium is subject to regular fluctuations (as it the case for all commodities), and the base cost is established by reference to globally recognized sources for commodity data recognized within the industry which Evtec can directly pass on to customers.

●	ongoing costs associated with the repayment of its existing debt and credit facilities, which are integral to funding the business.

●	employment related costs, which represent approximately 25% of Evtec’s costs. These costs will rise in line with an increase in headcount as Evtec ramps up production.

●	energy costs are a significant cost for Evtec, which have risen significantly because of supply issues associated with the war in Ukraine.

●	other general business expenses, such as, real estate costs, cost of retooling and repairs to its machinery, and maintaining insurance.

Growth Opportunities

Evtec management believes that its segment of the automotive sector is currently underserved by other Tier 1 suppliers and is a global market with significant scale opportunities.

Evtec is focused on the Luxury, Performance, Hybrid and EV automotive supply chain revolution, as well as continuing to satisfy existing demand for ICE vehicles. The Management team will seek to identify, and acquire, opportunistic mission critical, supply chain assets at distressed valuations with strong order books from 2024 to 2032 for mostly single sourced parts.

EV markets are growing rapidly and efficient supply chain is a fundamental requirement for success. OEMs will be attracted to efficient suppliers of key strategic assemblies and components. Evtec in particular, because of their lower total cost of supply (“TCS”) channel, is already demonstrating the business model assumptions with significant confirmed order intake and target opportunities for acquisition.

Evtec aims to develop strong partnerships with OEMs. Management believes that the management team’s credentials and the performance of Evtec, will result in Evtec being nominated by OEMs as the preferred buyer of strategic parts and by demonstrating its ability to increase its production capacity at various sites that it can adequately satisfy the requirements of a wider customer base.

Part of the strategy for the Combined Company is to undertake strategic and complementary acquisitions of UK and US single-source suppliers to OEMs. Therefore, the intention of the directors of the Combined Company is to pursue the acquisition of the remaining stock of Evtec Group Limited resulting in the Combined Company owning the entire issued share capital of Evtec Group Limited. This acquisition, if consummated, would increase Evtec’s current pool of customers to include other prominent OEMs, including Ford, Bentley, Aston Martin and McLaren. However, the directors cannot guarantee that this acquisition will take place as it remains subject to agreement of commercial terms and potential approvals by the board, shareholders and regulatory authorities.

Relationship with Customers

Evtec supplies directly to JLR and other Tier-1 suppliers to OEMs in Europe.

Customer Requirements

JLR is recognised around the world as the owner of two distinctive British brands, Land Rover and Jaguar.

JLR has set itself the objective of offering pure electric vehicles by 2030 and it has the further aim of achieving net zero carbon emissions across its supply chain, products, and operations by 2039.

Manufacturing operations are at the heart of JLR’s value chain and any losses in the scheduled production and delivery of parts could have a detrimental impact on its financial performance, client delivery and satisfaction. Consequently, it is vital for the JLR business that components that are used in the supply chain are delivered on time, in sufficient volumes and which are free of defects. JLR is therefore focused on ensuring that supply chain risks are minimised so far as practicable.

Evtec’s operations are therefore a critical component in providing a ‘Just in Time’ or a ‘Just in Case’ model required by JLR to ensure that there is no disruption to production of its vehicles.

JLR and Evtec rely on Electronic Data Interchange (“EDI”) for the purpose of sharing accurate data of the exact quantity of parts required by JLR daily. JLR uses EDI to communicate to Evtec any planned changes in production schedules or any urgent requirements that will need to be met by Evtec. Reliance on EDI, as opposed to manually automated processes, reduces the risk of human error and miscommunication, which could cause delays in the delivery of parts required by JLR to ensure that there are no delays in its manufacturing and assembly processes.

Customer Arrangements

Evtec’s financial performance is inextricably linked to delivering on its existing commercial arrangements with JLR, ensuring that components are delivered on time and without defects.

Evtec have entered into several sourcing and commercial programme agreements with JLR (“Programme Agreements”). Evtec is currently contracted to supply aluminium parts for ICE vehicles currently in production with JLR.

Under the terms of the Programme Agreements, Evtec has been nominated as a Tier 1 Supplier for the purposes of supplying crucial parts that will form part of the construction and build of the current and next generation of Land Rovers and Jaguars. Currently, Evtec supplies the following parts directly to JLR: cam carriers, inter and double caps, VCT cover, sumps and the following parts via another supplier: rear transmission cover, tube assembly, rear ETM cover and rear carrier. Pursuant to the new Programme Agreements, Evtec will also be responsible for the delivery of the parts such as: oil pans/oil reservoirs, mounting tray brackets for large electric drive units (“EDUs”), frame corner castings as part of the modular longitude architecture (“MLA”) battery programme (as part of the shift to fully electric vehicles), cam carriers and main housings, transmission covers and cover castings for the compact electric drive unit (“C-EDU”) programmes.

The Programme Agreements are generally entered into significantly in advance of the vehicles (for which such parts supplied by Evtec are required) entering commercial production. Once the Programme Agreements are entered into, JLR goes through an internal programme approval process. Once the internal programme approval has been achieved and is released, JLR issues to Evtec one or more purchase orders for the parts and tools specified within the Programme Agreements. Purchase orders specify the price, quantity of goods to be purchased and other key terms. In addition to the Programme Agreements and the purchase orders, the relationship between Evtec and JLR is governed by JLR’s standard terms and conditions and code of conduct.

Set out below are key features of the relationship:

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The contract pursuant to the purchase orders begins on the date specified in the purchase order and ends on the 30th June of the following calendar year. The purchase orders automatically renew for a period of 12 months on 1st July of each year, unless terminated by either party.

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JLR is entitled to make changes to its order of goods or tooling at any time and such changes can relate to the design, specifications, engineering level, materials, packaging, shipping date, or time or place of delivery. Evtec is obliged to make all such requested changes. The parties may agree to a price adjustment as a result of such changes having to be made.

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Pursuant to the Programme Agreements, majority of the goods are to be supplied by Evtec to JLR’s plants in Wolverhampton or Solihull from Evtec’s Coventry site. The proximity of these locations positively impacts Evtec’s cost and time of delivery.

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The Programme Agreements contain the estimates of the peak annual volume and lifetime volume of the parts that are to be supplied by Evtec. They also contain peak weekly line rates, together with the shift patterns required to be implemented by Evtec to achieve the peak weekly line rate. The Programme Agreements also set out the maximum price payable by JLR per piece, maximum production tooling price including prototype piece price and prototype tooling price. Evtec and JLR have a price escalation and de-escalation provisions with JLR accommodating aluminium pricing risks.

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The standard terms and conditions deal with matters such as the requirement of Evtec to comply with JLR’s specific requirements for packing, marking, labelling, customs clearance processes, warehousing and shipping.

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Evtec provides certain warranties to JLR in connection with the conformity of the goods and these include warranty that the goods conform in all respects to the drawings, specifications, statements of work, samples and other descriptions specified by JLR; they comply with all laws and regulations applying to new motor vehicles and the components installed in them; are merchantable and free from defects.

●	JLR pays for the goods as and when they are ordered and for tooling as a lump sum when the relevant tooling is completed.

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JLR is not obliged to inspect the goods prior to their use. If JLR discovers that the goods do not conform with the required standard, it will inform Evtec, orally or in writing, about the nonconformity as soon as reasonably practicable after such discovery. In certain circumstances, Evtec will have the right to put the nonconformity right but if remedial work cannot be undertaken, JLR can reject the goods or retain and repair them themselves. Evtec may be liable for costs incurred by JLR if such event occurs.

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Evtec indemnifies and holds JLR and its associates harmless against all costs of litigations occasioned by, resulting from, or arising out of any claim by a third party for death, personal injury, or property damage which results from: (a) any defect or alleged defect in the goods supplied by Evtec; (b) any noncompliance or alleged noncompliance by Evtec with any of its representations, warranties or obligations under a purchase order; or (c) any negligence or fault or alleged negligence or fault of Evtec in connection with the design or manufacture of the goods. Parties may agree to apportion such costs of litigation between one another.

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JLR has the right to terminate a purchase order (i) at its option at any time for no reason; and (ii) in certain circumstances, including (a) if Evtec fails to comply with any of the requirements of the purchase order; (b) upon change of control of Evtec; and (c) if Evtec suffers an insolvency event.

Obligations and Arrangements with JLR as a Tier 1 Supplier

JLR is dedicated to establishing a supply chain which is sustainable, ethical, and resilient to ensure that it can reach its ambition of achieving carbon net zero goal by 2039 and 2030 CO2e reduction target. JLR is a member of Drive Sustainability (“DS”) which is an automotive partnership amongst several leading car manufacturers (including, Ford, Mercedes-Benz and BWM) facilitated by CSR Europe, the leading European business network for Corporate Sustainability and Responsibility. DS’s aim is to promote sustainability throughout the automotive supply chain by establishing a common approach throughout the industry.

JLR has committed to reducing greenhouse gas emissions across its own operations by 46%, and 54% per vehicle across its value chain, by 2030, and it is aiming for a net zero carbon emissions across supply chain, products, and operations by 2039. This will be accomplished by bringing into production exciting new ranges of hybrid and fully electric models across the Land Rovers and Jaguar range. JLR is currently projecting the launch of its Modular Longitudinal Architecture (“MLA”) platform this year, with the first Battery Electric Vehicle (“BEV”) being launched in Q4 2024 and four Range Rover BEV models entering production on MLA and Electrified Modular Architecture (“EMA”) platform in 2026. JLR is adding the MLA and EMA platforms to its existing platforms to focus on electric and hybrid models. JLR are aiming to ensure all Jaguar and Land Rover Models are available as BEVs by 2030 and to achieve 100% zero emissions by 2036. BEVs are generally more aluminium intensive than traditional ICE models. Battery components are heavier than traditional engine parts and this has resulted in OEMs adopting lightweighting strategies. This commonly involves substituting steel components for aluminium components. By lowering the overall weight of a vehicle this should lead to an overall reduction in carbon emissions and increases the range BEVs can cover based upon a full charge.

Evtec is subject to ongoing rigorous monitoring. Evtec is required to annually update its Sustainability Assessment Questionnaire (“SAQ”) for the purpose of demonstrating that it meets the industry standard assessment criteria promoted by DS.

As a supplier to JLR, Evtec is required to promote continuous quality improvement in the manufacture, production and distribution of the goods. It is also required to comply with the quality assurance processes, inspections and standards (including in relation to prototype goods) specified by JLT for suppliers and specifically with the JLR’s Supplier Code of Conduct in areas that include, human rights and working conditions, material sourcing, and ethical behaviours and the JLRQ quality and delivery programme.

Evtec holds a number of industry certifications in respect of both of its sites (as detailed above), which is a requirement for all Tier 1 Suppliers for the purpose of demonstrating their environmental performance. In particular, ISO 14001 is a set of standards for environmental management systems. By adhering to this standard, Evtec ensures it minimizes its environmental footprint and complies with relevant regulations and demonstrates its commitment to a sustainable future. On a monthly basis, Evtec produces internal reports on its compliance and notes any corrective actions that may be required. As a certified organisation, Evtec undergoes a surveillance audit every six months, with a recertification audit every three years.

Company’s Manufacturing and Operations

Die casting of Aluminium Parts and Tools

Evtec’s foundry site located at Kidderminster is where it undertakes the high-pressure die casting of strong, lightweight, and complex aluminium parts. As at the date of this document, the parts supplied by Evtec are predominantly used in association with the assembly of vehicles equipped with ICE and Hybrid and it will be supplying parts for JLRs new EVs in the near future.

Evtec and JLR first establish the appropriate moulds and specifications for parts and tools required for different models of Land Rover and Jaguar.

Evtec has undertaken significant capital investment into the acquisition of die-casting machines, which range in size from 700T to 2700T. HPDC involves injecting molten metal into a mold under high pressure, as is commonly used in the automotive industry for the production of small to medium-sized aluminium castings. Automotive applications today account for the largest share of the HPDC market. The process is common in the production of vehicle closure parts, body-in-white parts, chassis, and powertrain applications in traditional vehicles. However, the use of HPDC is also being driven by the new vehicle concepts and BEV platforms, where cast aluminium parts are widely used in their simplified car body construction. Consistent with industry norms, Evtec has acquired appropriate machinery on hire-purchase arrangements.

The majority of aluminium parts cast at Evtec’s foundry in Kidderminster are delivered to Evtec’s Coventry site for the purposes of machining parts and preparing items for onward delivery to JLR at its engine assembly plants in Solihull and Wolverhampton. Approximately 30% of parts that are prepared in Kidderminster are delivered to directly to other Tier 1 suppliers within the JLR supply chain.

Evtec is JLRs nominated supplier for the casting of aluminium parts. Aluminium parts which are made at the company’s foundry in Kidderminster are delivered to other nominated Tier 1 Suppliers within the JLR supply chain. Tier 1 Suppliers will purchase cast parts from Evtec and final machining of those parts will be undertaken by Tier 1 Suppliers, prior to final shipment to JLR. All cast and machine parts are collected by customers from Evtec’s Coventry site.

Suppliers and Business Costs

For Evtec’s business to function, it is required to source aluminium from suppliers. Evtec sources the form of aluminium required for foundry casting from several suppliers. Its largest supplier has been in operation for over 15 years and is one of the UK’s leaders in the provision of metal and metal recycling.

The grade of aluminium required by Evtec is a readily available alloy capable of being supplied by several suppliers within the United Kingdom. There are price escalation clauses in Evtec’s agreements with JLR and other clients to adjust for cost fluctuations and Evtec maintains a strong relationship with JLR to leverage its supply chain and preferred pricing. Evtec is not exposed to profitability risk from fluctuating aluminium pricing.

It is critical for Evtec’s business that its casting machines and other key machinery are kept in good working order and are subject to regular routine maintenance. Evtec incurs expenditure on machine maintenance and small tools consumables.

One of the major costs of Evtec is addressing the significant costs of electricity, gas and other utility costs associated with owning and operating two large manufacturing sites. These costs have increased significantly in early 2022 as a result of the wholesale price increases caused by Russia’s invasion of Ukraine and the UK placing restrictions on oil and gas imports from Russia. There are number of ongoing issues that are further impacting costs, such as shortages of goods, high inflation in the UK and cost of increased wages. Evtec is currently in discussion with JLR to include price escalation and de-escalation clauses in their contracts in respect of energy costs.

Sales and Marketing

Due to the nature of Evtec’s existing business it does not devote any significant capital resource to sales and marketing, and this would be unlikely to change because of the transaction. Evtec’s current anticipated order book can be met by its planned capital expenditure and investment in facilities and tooling, and at this stage the company is focused on delivering this production and maximizing profitability from the current order book (rather than pursuing new large scale contracts or projects with other OEMs that it will need to finance and deliver, potentially at the cost of future profitability).

Evtec positions itself as a thought leader in the industry with a track record of delivering reliable results. This position will continue to be driven at industry events and traditional communication channels to engage industry leaders to join the conversation and movement towards collaborative relationships.

Banking and Finance Arrangements

Since incorporation, Evtec financed its acquisitions of the trade and assets of the business as undertaken by LAT (and related companies) at its sites at Coventry and Kidderminster through external financing. As a result of the Covid-19 pandemic, supply shortages negatively impacted the manufacturing sector, which as a whole became dependent on external financing and director’s loans. Evtec has financing arrangements with three different lenders and there is an intercreditor agreement and subordination deed in place. Following the Exchange Closing, Evtec will use its improved balance sheet and profile as a subsidiary of a public company to enter into more favorable financing arrangements.

Intellectual Property

The intellectual property of Evtec is primarily comprised of unregistered trade secrets and know-how.

Evtec’s Chief Executive Officer and director, David Roberts, owns various trademarks, logos, domain names, social media accounts and tradenames related to the Evtec Companies (the “Evtec Intellectual Property”). He has entered into a global, non-transferable, royalty free non-exclusive license agreement with Evtec, permitting Evtec to use the Evtec Intellectual Property in exchange for £1. The license was granted on April 19, 2024 for a period of 36 months. During the term of the license Evtec has the right of first refusal to acquire the Evtec Intellectual Property from Mr. Roberts (or otherwise agree terms, on an arm’s length basis, for its extension).

Regulatory Matters

Evtec is subject to the laws and regulations of England and Wales.  The company engages is manufacturing of aluminium materials and it will need to ensure that it complies with health and safety regulations, environmental laws, employment law (including, provisions around working-time and conditions) and product liability.

The Government of the United Kingdom will, consistent with other nations, introduce new rules, laws and regulations aimed at reducing carbon emissions in the automotive sector and its wider supply chain.  In September 2023, the UK Government stated that it will impose a complete ban on the sale of new diesel and petrol vehicles from 2035 (extending the deadline from 2030), and 80% of new cars sold are required to be carbon neutral by 2030 in the United Kingdom.  OEMs in the automotive industry will be required to comply with international laws and domestic legislation to ensure that the components and parts used in the construction of its vehicles are capable of being reused and recycled, including, assisting its customers with disposal, recovery, and recycling of vehicles at end-of-life and disposal stage.  Laws and regulations that apply to OEMs will have a direct impact on members of its supply chain.

Health and Safety Regulation

The Health and Safety at Work Act 1974 (“HSA”) imposes statutory duties and obligations on companies, directors, and their managers in the United Kingdom to ensure that the workplace is safe, and employees are not exposed to dangers.  Evtec is under an obligation to regularly assess the risks that employees may encounter on a day-to-day basis working across its two sites and to adopt effective measures and procedures, including, inter alia, the provision of appropriate training, safety equipment and clothing and creating reporting procedures.  The company has employed a full time health and safety manager who is responsible for ensuring that the company implements its procedures. Failure by the company to comply with its obligations could expose the company to civil and criminal penalties.

Environmental Regulation

The buildings and sites which Evtec operates are required to comply with relevant environmental and energy management standards.  Both the company’s sites at Coventry and Kidderminster hold an ISO 14001 certification (“ISO 14001 Standard”).  ISO 14001 is a globally recognized system for minimizing environmental impact.  Evtec achieved ISO 14001 certification following an audit of its environmental management systems (“EMS”).  The company has adopted policies and provides training to its employees in respect of its EMS, which is subject to regular periodic reviews and assessment.  Customers, such as JLR, who are aiming to achieve net zero carbon emissions across its supply chain by 2039 will expect Evtec to demonstrate its commitment to complying with environmental legislation and sustainability.  This is in part evidenced by the company’s commitment to maintaining and improving its EMS, and ISO 14001 Standard certification.

Evtec in its manufacturing process may produce waste materials and the company will need to ensure that such materials are appropriately used, managed, and safely disposed of any hazardous substances, waste and other materials.   If Evtec fails to comply with its environmental obligations as the occupier of the sites at which it operates, the company could be subject to fines and potential liability for the costs of any investigation and or remedial action that is required, regardless of fault, and in certain cases, criminal liability.  The sites at which the company operates have a history of industrial use by third parties.  Failure to comply with its obligations on the disposal of hazardous materials could impact the reputation of the company (including, attractive adverse publicity) and could therefore impact on the operations and financial condition of the company.

Employment Regulation

Evtec is required to comply with English employment law and regulations. This includes ensuring compliance with legislation concerning, working hours, equal pay, minimum pay, as well as statutory rights to leave such as maternity leave, paternity leave, sick leave or bereavement leave.

Employees have the right to join an independent trade union. Those who do so benefit from certain bargaining rights. Evtec recognizes two unions – Unite the Union at Coventry and Works Council at Kidderminster. The unions have the right to be consulted on matters such as redundancies. A small percentage of Evtec’s workforce have elected to join one of the two unions and the company currently enjoys good industrial relations, both with union and un-unionized employees.

British and Irish citizens are automatically eligible to work in the UK. Post-Brexit, EU citizens are eligible to work in the UK if they hold a valid settled status. Overseas nationals’ right to work in the UK depends on their immigration status and any restrictions imposed in their visas. A company employing non-British and non-Irish citizens needs to ensure that they have the right to work in the UK.

Product Liability

Evtec, as a manufacturer of car components can be liable for a defective product under the Consumer Protection Act 1987 (“CPA”), in negligence or under its contract with JLR.

Under the CPA, Evtec could be liable for damages (which includes death, personal injury and loss or damage to personal property) caused by a defective product. The CPA sets out the definition of a ‘defective’ product and it establishes a strict liability meaning that the claimant does not need to prove how the defect was caused but simply that there was a defect. Liability under the CPA is joint and several meaning that the claimant may be able to choose who to sue in the supply chain. There are number of defenses available under the CPA, including that the defect is attributable to compliance with any legal or regulatory requirement or that there was no product defect at the relevant time.

In addition to a claim under the CPA, Evtec could also be liable under common law of negligence if a person has suffered personal injury or property damage because of a defective product.

Evtec maintains insurance in relation to product liability on terms consistent with the industry and as required by JLR.

Employees

As at March 31, 2024, Evtec employed approximately 278 employees, of which, approximately 49 are engaged in marketing, sales, distribution and administrative activities, while 229 of its employees are engaged in the production and manufacturing activities.

Properties

Evtec has two factory sites located in Chelmarsh, Coventry and Kidderminster. Evtec occupies these premises under separate commercial leases, the terms of which are briefly described below. Evtec does not own any freehold properties or otherwise hold any additional property interests.

Chelmarsh, Coventry

Evtec (as tenant) and Tilstone Industrial Limited (as landlord) entered into a lease dated September 30, 2022 in respect of land and buildings at Chelmarsh, Daimler Green, Coventry, CV6 3LT. The lease was granted for 10 years from July 1, 2022. Evtec has no contractual right to renew the lease after the expiration of the initial term. However, the lease is not “excluded” from the Landlord and Tenant Act 1954 so Evtec will have the right to a new lease unless the landlord can successful challenge the grant of the new lease on specific statutory grounds. The annual rent of the property has been agreed for the first five years of Evtec’s occupation and will be subject to an open market rent review on an “upwards only” basis on the fifth anniversary of the term start date. The lease agreement is governed by English law and Evtec is required to observe the covenants and obligations that are customary for a lease of commercial property for manufacturing and industrial use.

Kidderminster

Evtec (as tenant), Power Generation (Midlands) Limited (as landlord) and Evtec Automotive Limited and Evtec Group Limited (in their capacities as guarantors) entered into an underlease agreement on June 24, 2022 in respect of the property known as The Lye Forge, Stourport Road, Kidderminster, Worcestershire DY11 7QR, England. Evtec Group Limited is the holding company of Evtec Automotive Limited and Evtec Group Limited is controlled by David Roberts, as a significant shareholder. The lease of the property is for a term of 5 years (less 1 day) beginning on March 10, 2022 and expiring on March 8, 2027. Evtec does not have a contractual or statutory right to renew the lease. Evtec is required to pay an annual rent, and advanced dilapidation payments, of which additional payments will fall due annually until 2026.

Legal Proceedings

From time to time, Evtec may become involved in legal proceedings arising in the ordinary course of its business. Evtec is not presently a party to any material litigation.

Corporate Information

Evtec Aluminium Limited is a private company incorporated in England with company registration number 13182146 and having its registered office address is located at Chelmarsh, Daimler Green, Coventry, England, CV6 3LT. Evtec was incorporated on February 5, 2021 with the name Evtec Assetco Ltd and changed its name to Evtec Aluminium Limited on August 23, 2021. The website address for Evtec is https://www.evtec-aluminium.com/ and its telephone number is +44 020476 600 300.

EVTEC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of financial condition and results of operations for the fiscal years ended June 30, 2023 and 2022 should be read in conjunction with our financial statements, and the notes to those financial statements that are included elsewhere in this Form S-4.

Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

Overview

Evtec Aluminium Limited (“Evtec”), is a company which specialises in the design, manufacture and supply of aluminium parts and tools to its principal customer, Jaguar Land Rover (“JLR”), Britain’s largest automotive manufacturer, and other Tier 1 suppliers that form part of the JLR supply chain. Evtec aims to develop parts with extreme performance, durability, and lightweight construction in mind.

Evtec is attractive to Original Equipment Manufacturers’ (“OEMs”), such as JLR, because it provides a complete solution by offering both foundry and machining capabilities, as well as in-house engineering capabilities to be able to develop tools which will be used in JLRs assembly line for new electric vehicles. Evtec operates from two sites in the United Kingdom (UK), one in Coventry and one in Kidderminster. Both sites are located in the ‘West Midlands’, an area of the United Kingdom, recognised as a traditional automotive manufacturing centre. Evtec’s Kidderminster site is a High Pressure Die Casting (“HPDC”) foundry, the most modern one of its type in the UK, producing strong, light weight complex aluminium parts for use in hybrid engines and electric power units such as motor housings and electronic drive units. The parts produced in Kidderminster are transported daily to Chelmarsh, Evtec’s site in Coventry, which houses one of the UKs largest machining facilities, where the cast parts are machined and sequenced for delivery to its OEM customers on a “just-in-time” basis.

Evtec’s sites are located nearby to JLR’s headquarters in Coventry and JLR’s iconic plant in Solihull where Land Rover has manufactured its pioneering vehicles since 1947. Evtec’s infrastructure and geographic location means that it is perfectly located to provide ‘Just in Time’ delivery capability to OEMs and other automotive suppliers in the United Kingdom, which has become increasingly important in a new era of supply chain shocks and geopolitical problems, which has led to widespread disruption across the automotive industry.

Currently, Evtec produces aluminium parts and tooling required for JLR’s existing range of vehicles fitted with an Internal Combustion Engine (“ICE”) and delivers, on average, approximately 130,000 parts per month to JLR and its wider supply chain. The Company has increased turnover from £11.6 million to June 2022 to £25.6 million to June 2023 over the 12-month period, and it is continuing to increase productive capacity to meet the needs of planned new electric drive vehicles being developed by JLR. Earlier this year, Evtec announced that it had been awarded a supply agreement worth £67 million for the provision of aluminium parts to JLR, which would be utilised in JLRs new range of hybrid and electric vehicles set to enter production in the coming years. Management expect that Evtec will capitalise over the coming years on progressive introduction of electric and hybrid vehicles, as such vehicles will be more aluminium intensive, as part of lightweighting strategies designed to reduce carbon emissions and to improve performance.

In addition to delivering on its strong anticipated order book with visibility through to 2029, management will focus on identifying future opportunities to undertake strategic acquisition(s) and investment(s) into suppliers currently operating within the Luxury, Performance, Hybrid and Electric Vehicle (“EV”) automotive supply chain. The anticipated orders (agreed in committed forward order schedules) are not binding purchase orders, and are subject to change in any financial year depending on demand for vehicles produced by the relevant OEM. Therefore, management seeks to identify suppliers which have, amongst other things, a strong order book through to at least 2032, suppliers to large OEMs (particularly, single source suppliers with embedded relationships) and which are engaged in the supply of crucial components capable of being sold in significant volumes.

Basis of Presentation

The accompanying financial statements have been prepared in assumption of the continuation of the Company as a going concern, which is dependent upon Evtec’s ability to obtain sufficient financing or establish itself as a profitable business. For the six months ended December 31, 2023, Evtec incurred an operating loss of £1,584,535 and a total comprehensive loss of £2,902,188. For the year ended June 30, 2023, the Company incurred an operating loss of £2,808,930 and a total comprehensive loss of £4,872,030 as compared to an operating loss of £3,843,562 and total comprehensive loss of £4,539,542 for the prior fiscal year. Cash flows from operations were £2,102,693 for the six months ended December 31, 2023 as compared to £(3,679,340) for the fiscal year ended June 30, 2023 and £(2,482,981) for the fiscal year ended June 30, 2022. At December 31, 2023 Evtec had cash and cash equivalents of £1,740,968. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has a growth plan focused on substantially increasing revenue in order to leverage fixed costs and improve profitability. Evtec management has determined that Evtec has an estimated forward looking order book of in aggregate £540.5 million (being the aggregate of the order books for existing parts and new parts). The anticipated orders (agreed in committed forward order schedules) are not binding purchase orders, and are subject to change in any financial year depending on demand for vehicles produced by the relevant OEM. Evtec will require not only working capital but significant capital expenditures of £40m in order to finance the growth plan. In addition, Evtec has received a commitment to financial support in the amount of £1.5m from a customer for the fiscal year ended June 30, 2024. Evtec is required to raise at least $5,000,000 of equity prior to the closing of the Exchange with Blackboxstocks and anticipates that subsequent to the pending acquisition by Blackboxstocks and listing on NASDAQ, it will be able to raise additional capital to fund capital expenditures and operations. There can be no assurance that the growth plan can be achieved or that it will impact its cash flow or if it will be able to raise additional capital or on what terms.

The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should Evtec be unable to continue in operation.

Recently Issued Accounting Pronouncements

During the year ended June 30, 2023 and through May 9, 2024, there were several new accounting pronouncements issued by the International Accounting Standards Board (“IASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on Evtec’s financial statements.

All other new accounting pronouncements issued but not yet effective or adopted have been deemed not to be relevant to us, hence are not expected to have any impact once adopted.

Summary of Significant Accounting Policies

Use of Estimates

Evtec’s financial statement preparation requires that management make estimates and assumptions which affect the reporting of assets and liabilities and the related disclosure of contingent assets and liabilities in order to report these financial statements in conformity with IFRS. Actual results could differ from those estimates.

Basis of Preparation

The financial statements have been prepared in accordance with UK-adopted international accounting standards and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention.

Transition to adopted IFRS

The financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 ("IFRS") and applicable law. Consequently, IFRS1 First-time Adoption of International Financial Reporting Standards has been applied. The company has adopted IFRS in 2023, with an IFRS transition date of 5 February 2021. IFRS 1 grants certain exemptions from the full requirements of adopted IFRSs in the transition period. No exemptions have been taken in preparation of these financial statements. An explanation of how the transition to IFRSs has affected the reported financial position, financial performance, and cash flows of the company is provided in note 23.

Revenue Recognition

IFRS 15 Revenue, requires revenue to be recognized under a 'five step' approach when a customer obtains control of goods or services in line with the performance obligations identified on the contract. Under IFRS 15, revenue recognition must reflect the standard's five-step approach which requires the following:

●	Identification of the contract with the customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations;
●	Recognition of the revenue when (or as) each performance obligation is satisfied.

Revenue is measured at the fair value of the consideration received or receivable, excluding discounts, rebates, value added tax and other sales taxes. Revenue from the sale of goods and services in the course of ordinary activities is measured at fair value of the consideration received or receivable, net of returns, trade discounts, and volume rebates. Revenue is recognized on completion of each performance obligation and when control has been passed to the customer. For production revenue, this is recognized at a point in time upon provision of an executed sales agreement or purchase order which signify that control has been passed to the customer and recovery of the consideration is probable. The Company issues discounts based on sales volumes which are recognized as a reduction in revenue. Tooling and long term contract revenue is recognized over the period of the contact. The value of the contract work in progress comprises the costs incurred on contracts plus an appropriate proportion of overheads and attributable profit. Fees invoiced on account are deducted from the value of work in progress and the balance is separately disclosed in trade receivables as amounts recoverable on contract, unless such fees exceed the value of the work in progress on any contract, when the excess is separately disclosed in trade and other payables as fees invoiced in advance. Profit is recognized on a percentage completion basis, over time, taking into account costs to complete, and assessing the outcome of a contract or project result. Costs incurred before it becomes probable that a contract will be obtained are charged to expenses. Directly attributable costs incurred after that point are recognized in the balance sheet and charged to the income statement over the duration of the contract. Production: represents goods manufactured or assembled on site, to contract orders, typically for new car production. Production runs are aligned with client orders, and income is recognized at a point in time on dispatch. Tooling: contracts are entered into in advance of production runs, and income may be recognized at a point in time (if the tool is delivered to a client), or over time (where the tool is to be held at Evtec's sites). The treatment of tooling revenue recognition depends upon the terms of the client contract. Support contributions from customers are included within turnover when the substance of the transaction is that such contributions are an increase in the price charged for goods sold.

Inventories

Inventory and work in progress is value at the lower of cost and net realizable value, after making due allowance for obsolete and slow moving items. Cost is calculated using the first-in, first-out method and includes all purchases, transport, and handling costs in bringing stocks to their present location and condition.

Taxation

Taxation for the year comprises current and deferred tax. Tax is recognized in the Income Statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. Current or deferred taxation assets and liabilities are not discounted. Current tax is recognized at the amount of tax payable using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred Tax

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date. Timing differences arise from the inclusion of income and expenses in tax assessments in periods different from those in which they are recognized in financial statements. Deferred tax is measured using tax rates and laws that have been enacted or substantively enacted by the year end and that are expected to apply to the reversal of the timing difference. Unrelieved tax losses and other deferred tax assets are recognized only to the extent that it is probable that they will be recovered against the reversal of deferred tax liabilities or other future taxable profits.

Leases

At inception of a contract, Evtec assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. Judgement is applied to determine whether consideration is incurred and other terms within such arrangements.

Right-of-Use Assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-to-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimate useful lives of the assets. The lease term would only include periods covered by an option to extend if the Company is reasonably certain to exercise that option. Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36. The company has concluded that there is no residual value in any of the rental leases.

Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate and any other payments to the lessor relating to the leased asset which are determined to be in substance lease payments. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting for a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and leases of low value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Liquidity and Capital Resources

At December 31, 2023 Evtec had cash and cash equivalents of £1,740,968. For the six months ended December 31, 2023 and the year ended June 30, 2023, Evtec had operating losses of £(1,584,535) and £(2,808,930), respectively. Cash flow from operations was £2,102,693 and £(3,679,340) for the six months ended December 31, 2023 and fiscal year ended June 30 2023 respectively. Capital expenditures were £140,540 and £3,913,842 for six months ended December 31, 2023 and fiscal year ended June 30, 2023. Evtec expects to invest approximately £40 million over the next five years in order to increased its production capacity to meet its existing and projected business. Approximately 80% of these capital expenditures are expected to be debt financed as consistent with prior history. As noted above, Evtec will need to raise additional debt and/or equity in order finance its existing operations and projected growth. There can be no assurance that it will be able to do so or on what terms.

Results of Operations

Comparison of Six Months Ended December 31, 2023 and 2022

Revenue for the six months ended December 31, 2023 was £17,444,955 as compared to £11,841,547 for the six months ended December 31, 2022. The increase of £5,603,408 was due to increased orders as well as improved production capacity. Gross profit for the six months ended December 31, 2023 was £351,409, an improvement of £1,055,378 as compared to the six months ended December 31, 2022. The improved margin resulted from improved fixed cost absorption in the 2023 period of labour and overhead expenses. Raw material, aluminium, also decreased as a percentage of sales.

Administrative expenses increased by £1,315,267 or 96.7% from £1,360,583 for the six months ended December 31, 2022 to £2,675,850 for the six months ended December 31, 2023. The increase was due to higher payroll and increased use of external professional services. Evtec also received a commercial goodwill gesture of £1,500,000 during the six months ended December 31, 2023 which was recorded as other operating income. Other operating expenses recorded during the six months ended December 31, 2023 consisted primarily of costs incurred in connection with the pending Shares Exchange with Blackboxstocks Inc in the amount of £657,432.

Operating loss decreased from £2,064,552 for the six months ended December 31, 2022 to £1,584,535 for the six months ended December 31, 2023. The decrease of £480,017 was due to the improved sales and gross profit as well as other operating income but was partially offset by the higher administrative expenses.

Finance costs increased by £340,834 to £1,317,653 for the six months ended December 31, 2023 as compared to the six months ended December 31, 2022. The higher finance costs for the six months ended December 31, 2023 as compared to the six months ended December 31, 2022 when combined with the improved operating loss resulted in a net loss of £2,902,188 for the six months ended December 31, 2023 which was £139,183 lower than the same period in fiscal 2022.

Comparison of Years Ended June 30, 2023 and 2022

Revenue for the year ended June 30, 2023 was £25,355,301 as compared to £11,625,955 for the year ended June 30, 2022. The increase of £13,729,346 or 118% was due to fiscal year 2022 including only 7 months of operations following the acquisition of the business operations in November 2021 as well as an average increase of 28.3% in monthly sales for the fiscal 2023 year as compared to the prior period. Cost of sales increased from £12,382,006 for the fiscal year ended June 30, 2022 to £25,606,425 for the fiscal year ended June 30, 2023. The increase of £13,224,419 was driven primarily by the overall increase in sales volume as well as the additional months of operations during fiscal 2023. The primary components of cost of sales include raw materials (aluminum), wages and benefits, utilities, plant maintenance and repairs and subcontracted labor. Cost of sales decreased as a percentage of sales from 106.5% in fiscal 2022 to 101.0% in fiscal 2023 as a result of improving efficiencies and greater fixed cost leverage which is expected to continue.

Administrative expenses increased from £2,905,750 for the fiscal year ended June 30, 2023 to £5,252,769 for the fiscal year ended June 30, 2023. The increase of £2,347,019 or 80.8% was driven overall increased expenses in most categories including wages and benefits, leases, professional fees and lease expense. Other operating income for the year ended June 30, 2023 was £2,603,006 and consisted primarily of loan forgiveness income of £950,000 and a commercial goodwill gesture of £1,500,000 from a customer. During the year ended June 30, 2022, transaction costs of £181,761 related to the acquisition of the assets forming the business were incurred and classified as other operating expenses.

The operating loss of £2,950,887 for the fiscal year ended June 30, 2023 was £892,675 or 23.2% lower than the prior fiscal year as a result of the substantial increase in revenue and the other operating income as partially offset by the higher administrative expenses discussed above.

Finance costs for the fiscal year ended June 30, 2023 were £1,921,143 as compared to £695,980 for the prior year period. The increase of £1,225,163 was due to the higher average loan balances for the year ended June 30, 2023 and the longer period for which the loans were outstanding. Total comprehensive loss for the year was £4,872,030 as compared to £4,539,542 for the years ended June 30, 2023 and 2022 respectively. The increase of £332,488 was due to the higher finance costs as partially offset by the lower operating loss.

INFORMATION ABOUT THE COMBINED COMPANY FOLLOWING THE EXCHANGE

Overview of the Combined Company

The Combined Company will operate under the name “Evtec Holdings, Inc.” and will continue to be a Nevada corporation, which has elected to be taxed as a C-Corporation under the Internal Revenue Code. The Combined Company is expected to have a pro forma equity market capitalization of approximately $33,345,000 and a total enterprise value (including debt) of approximately $51,218,000 based on Blackboxstocks’ closing price of $2.77 per share and Evtec’s fair market value of $835.92 per share on May 3, 2024. The business of the Combined Company will be operated through its subsidiaries, including Blackbox.io, Inc. and Evtec and its subsidiaries.

The common stock of the Combined Company is expected to continue to be listed on Nasdaq and trade under the symbol “EVHI”.

The Combined Company’s principal executive offices will be located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240.

Directors and Management following the Exchange

The following table sets forth certain information as of May 3, 2024 concerning the individuals who will serve as the Combined Company’s directors and executive officers:

Name	Age	Position(s)
Executive Officers
David Roberts	72	Chief Executive Officer and President
Robert Winspear	58	Director, Chief Financial Officer and Secretary
Keith Stanton	64	Group Managing Director
David G. Roberts	55	Group Finance Director
Gust Kepler	59	Managing Director of Blackbox.io Inc.

Non-Employee Directors
Steven Norris*	79	Non-Executive Chairperson (1) (2) (3)
Julia Steinbrenner*	32	Non-Executive Director
Steve (“Steve”) Ilott*	57	Non-Executive Director
Anil Khurana*	63	Non-Executive Director

* Independent Director as defined by Nasdaq Rule 5605(a)(2)

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nominating and Governance Committee

Biographical Summaries of Executive Officers

The following individuals will serve as executive officers of the Combined Company:

David Roberts, Director, Chief Executive Officer and President. Mr. Roberts has over 40 years’ experience in manufacturing, particularly within the automotive and aerospace industry. Mr. Roberts serves as Chair for several companies, including, Evtec Automotive (since 2021) (a UK tier 1 auto parts supplier), JVM Castings Limited (since 2023) (a UK tier 1 auto parts supplier), Evera Recruitment Ltd (Europe’s leading recruitment company in the EV and battery sector) (since 2020) and Evtec Energy Solutions Limited (a green renewables provider of energy systems) (since 2020). David has been a non-executive director of Tevva Motors Limited (a UK EV Truck OEM) since 2020 and until recently served as Chair of Warwick Acoustics Limited (advanced audio systems) (2018-2022), TAE Power Management (2021-2023) and Rimstock Limited (a UK tier 1 auto parts company) (since 2016). Rimstock is currently in administration. Rimstock required significant capital expenditure to fulfil new contracts and achieve increased volumes and forecasted profitability. Rimstock was unable to secure all required finance and the directors of Rimstock resolved to place Rimstock into administration on June 29, 2023. Rimstock appointed an administrator on July 17, 2023 and administration is currently ongoing. The administrators are pursuing a strategy to conclude the administration process. He also serves as Board Advisor to Coventry University Advanced Manufacturing Facility and is an Export Ambassador for the Department of International Trade. He attended the University of Hull obtaining a BSc (Hons) in Economics (1970-1973).

Robert Winspear, Director, Chief Financial Officer and Secretary. Mr. Winspear was appointed as a Director and our Chief Financial Officer and Secretary on September 11, 2021. Prior to joining the Company, Mr. Winspear had been the President of Winspear Investments LLC, a Dallas based private investment firm specializing in lower middle market transactions, since 2002. Winspear Investments has made investments in a wide range of industries including banking, real estate, distribution, supply chain management, mega yacht marinas and hedge funds. Mr. Winspear was Vice President, Secretary and Chief Financial Officer of Excel Corporation, a credit card processing company (formerly EXCC:OTC) from May of 2014 to June of 2017. Mr. Winspear is on the board of directors of Alpha Financial Technologies/EAM Corporation, located in Dallas, Texas and VII Peaks Co-Optivist Income BDC II, Inc. an investment management company located in Orinda, California. Mr. Winspear earned a BBA and a MPA from the University of Texas at Austin.

Keith Stanton, Group Managing Director. Mr. Stanton has over 35 years’ experience of managing large manufacturing operations in the automotive industry. Mr. Stanton has held Senior Executive positions with Ford and Aston Martin where he served as COO and interim CEO for over 14 years. He has served as the Evtec Group’s Managing Director and a member of the Board since April 2020. Prior to that, he has served as Vice President and Chief Manufacturing Operations Officer from 2016 to 2021 and as Manufacturing Operations Director between 2006 and 2016, at Aston Martin Lagonda Ltd. Mr. Stanton has also served as the Executive Director of Global Purchasing and Business Improvement from July 2005 to April 2006 at LDV Ltd. He has also served as the Operations Director at Ford Motor Company Ltd between 2001 and 2005. Mr. Stanton holds an MBA from City of London University (2000-2002), and an HND in Electrical Engineering from Chatham Naval Academy (1978-1982).

David G. Roberts, Group Finance Director. Mr. David G. Roberts is an experienced finance executive with extensive experience in both public and private companies in the automotive and aerospace supply chain industry. Qualifying at EY (1991-1995) he has held senior executive roles such as Divisional Finance Director at Britax International plc (1995-2001), European Finance Director at Titanium Metals Corp (a USA NASDAQ company) (2001-2013), Group Finance Director at Chamberlin plc (an iron foundry AIM listed company) (2013-2018) and Chief Financial Officer at Bladon Micro Turbines (since 2019). Mr. David G.Roberts holds a BSc in Accounting from the University of Hull (1988-1991). He is also a fellowship member of the Institute of Chartered Accountants in England and Wales (ICAEW) (1994) and a member of the Association of Corporate Treasurers (2004).

Biographical Summaries of Non-Employee Directors

The following individuals will serve as the Non-Employee Directors of the Combined Company:

Steven Norris, Independent Non-Executive Chairperson. Mr. Norris is the Chairman of Evtec Automotive since March 2021. Mr. Norris has been in the automotive industry for more than fifty years including time with Ford of Britain, as a dealership owner and as a leading advisor on transport policy. Mr. Norris is a former member of the UK parliament (1983-1997) and for five years was Minister for Transport (1992-1997). He is a former Chairman of the Prince Michael International Road Safety Awards and was also Director General of the UK Road Haulage Association. He is currently Chairman of Empati.ai and a Director of Pegasus Digital Mobility Corporation Inc. Mr. Norris was a co-founder of ITIS Holdings plc (now INRIX) and of Speed Check Services (now Jenoptic plc). He holds an Honorary Doctor of Laws from the University of East London (2008), and an MA (Hons) in Jurisprudence from the University of Oxford (1964-1966).

Julia Steinbrenner, Independent Non-Executive Director. Ms. Steinbrenner is the Co-President of the New York Yankees Tampa Foundation since February 2015 and serves on a number of boards in the region. Ms. Steinbrenner has also been the Co-President of Steinbrenner Racing since March 2021. In 2019, Ms. Steinbrenner co-founded the George4Foundation and serves as the organisation’s Executive Director. The George4Foundation’s mission is to make a difference in the lives of underprivileged and sick children and their families – and to make an impact in education, paediatric medical research, and the ongoing national hunger crisis.

Steve Ilott, Independent Non-Executive Director. Mr. Ilott will serve as a non-executive director. He has over 35 years investment markets experience. Steve served as Chief Investment Officer for BMO Asset Management in both the US and Canada, from January 2016 to May 2021. He brings a wealth of individual and corporate management experience having held leadership, executive management and board positions in regulated financial companies across the UK, Europe, US and Canada. Mr. Ilott has also been a director of Pineview Stansted Limited and Pineview Thaxted Limited since 2011.

Anil Khurana, Independent Non-Executive Director. Dr. Khurana is a successful global business leader and executive, with expertise in multiple B2B, digital, and climate-tech industries. He started his career with Indian Railways in 1983, and has 40 years of experience in innovation, manufacturing, public policy, and private equity, and has run businesses and advised chief executives, investors, boards and governments around the world. Between April 2019 and June 2022, Dr. Khurana was a senior Partner with PwC Strategy & and global managing partner of PwC’s industrials, manufacturing & automotive business unit (which includes consulting, transactions, tax, and accounting services). Since May 2023, he has been the Executive Director at the Baratta Center for Global Business at Georgetown University, where he leads research and activities on cross-border investing, global value chains, and AI & jobs. He also leads manufacturing, climate-tech, and competitiveness initiatives in MA, the US, and globally (US DOE, DOD, GMIS, others), and is Chairman of The Indus Entrepreneur (TiE) Advanced Manufacturing Special Interest Group. Dr. Khurana holds a Ph.D. from University of Michigan (1988-1993), an MBA from University of Michigan (1988-1991), an M.A. in Economics from Panjab University, India (1983-1985), and a B.Eng. in Mechanical/Industrial/Electrical Engineering from the Indian Railways Institute of Mechanical and Electrical Engineering, India (1979-1983). Dr. Khurana is qualified to serve on the board of directors of the Company due to his business and technical expertise.

Committees of the Board of Directors

After completion of the Exchange, the Combined Company’s board of directors will have an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee’s responsibilities include, among other things: (i) selecting and retaining an independent registered public accounting firm to act as the Combined Company’s independent auditors, setting the compensation for the Combined Company’s independent auditors, overseeing the work done by the Combined Company’s independent auditors and terminating the Combined Company’s independent auditors, if necessary, (ii) periodically evaluating the qualifications, performance and independence of the Combined Company’s independent auditors, (iii) pre-approving all auditing and permitted non-audit services to be provided by the Combined Company’s independent auditors, (iv) reviewing with management and the Combined Company’s independent auditors the annual audited financial statements and the quarterly reports prior to filing such reports with the SEC, including the results of the Combined Company’s independent auditors’ review of the quarterly financial statements, and (v) reviewing with management and the Combined Company’s independent auditors significant financial reporting issues and judgments made in connection with the preparation of the financial statements. The Audit Committee also prepares the Audit Committee report that is required to be included in the Combined Company’s annual proxy statement pursuant to the rules of the SEC. The Combined Company has adopted an Audit Committee charter which can be found on Blackboxstocks’ investor website at https://blackboxstocks.com.

Following completion of the Exchange, the members of the Audit Committee are expected to be Steve Norris, Steve Ilott and Anil Khurana. Steve Ilott is expected to be the Chair of the Audit Committee and an “Audit Committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. Blackboxstocks and Evtec believe that, after completion of the Exchange, the Audit Committee will comply with the applicable requirements of the rules and regulations of the Nasdaq and the SEC.

Compensation Committee

The Compensation Committee is empowered to advise management and make recommendations to the board of directors with respect to the compensation and other employment benefits of executive officers, key employees and directors of the Combined Company. The Compensation Committee also administers the Combined Company’s stock incentive plan for officers, directors, employees and consultants. The Compensation Committee is authorized, among other powers, to determine from time to time the individuals to whom options shall be granted, the number of shares to be covered by each option and the time or times at which options shall be granted pursuant to the Combined Company’s stock incentive plans. The Combined Company has adopted a Compensation Committee charter which can be found on our investor website at https://blackboxstocks.com.

Following completion of the Exchange, the Combined Company’s Compensation Committee is expected to consist of Steve Ilott, Steven Norris and Julia Steinbrenner. Steven Norris is expected be the Chair of the Compensation Committee. Blackboxstocks and Evtec believe that each member of the Compensation Committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of the Nasdaq.

Nominating and Corporate Governance Committee

For vacancies which are anticipated on the board of directors, the Nominating and Governance Committee seeks out and evaluates potential candidates from a variety of sources that may include recommendations by security holders, members of management and the board of directors, consultants and others. The minimum qualifications for potential candidates for the board of directors include demonstrated business experience, decision-making abilities, personal integrity and a good reputation. The Corporate Nominating and Governance Committee identifies and recommends to the board of directors individuals qualified to serve as directors of the Combined Company, advises the board of directors with respect to its committees’ composition, oversees the evaluation of the board of directors, and oversees other matters of corporate governance.

Following completion of the Exchange, the members of the Nominating and Corporate Governance Committee are expected to be Julia Steinbrenner, Steven Norris and Anil Khurana. Anil Khurana is expected be the chairman of the Nominating and Corporate Governance Committee. Blackboxstocks and Evtec believe that each member of the Nominating and Corporate Governance Committee will be independent within the meaning of the independent director guidelines of the Nasdaq.

Current Blackboxstocks Executive and Director Compensation

Executive Compensation

The following table sets forth all compensation for the last two fiscal years awarded to, earned by or paid to our principal executive officer and our two other most highly compensated executive officers serving during the last completed fiscal year (collectively, the “Named Executives”):

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus (2)	Stock Awards	Total (1)
Gust Kepler, Director, President and Chief	2023	$200,000	$14,058	-	$214,058
Executive Officer (Principal Executive Officer)	2022	$66,833	$7,461	-	$74,294
Robert Winspear, Director, Chief Financial	2023	$200,000	-	-	$200,000
Officer and Secretary (Principal Financial Officer)	2022	$200,000	-	-	200,000
Charles Smith, Chief Technology Officer	2023	$180,000	-	-	$180,000
	2022	$180,000	-	-	$180,000

(1) Other than the remuneration discussed above, during the periods described we had no retirement, pension, profit sharing, or similar program for the benefit of the officers, directors or employees of the Company.

(2) Reflects cash bonus payment.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding stock options and other equity awards held by each of our Named Executives as of December 31, 2023:

		Equity Awards
		Number of Securities Underlying Unexercised awards		Exercise Price	Expiration Date
Name	Date	Exercisable	Unexercisable
Gust Kepler		0	0
Robert Winspear (1)	9-11-2021	18,750	6,250	$7.80	9-11-2031
Charles Smith (2)	11-29-2021	8,681	3,819	$13.68	11-29-2031

(1)	Equity award is in the form of a warrant
(2)	Equity award is in the form of a stock option

Narrative Disclosure to Summary Compensation and Outstanding Equity Awards at Fiscal Year End Tables

Gust Kepler, a director and our President and Chief Executive Officer was paid an annual salary of $12,000 until September 1, 2022 at which time his salary was increased to 200,000. Mr. Kepler was paid a discretionary cash bonus of $14,058 and $7,481 in 2023 and 2022, respectively.

Robert Winspear, a director and our Chief Financial Officer and Secretary was appointed to serve as Chief Financial Officer and Secretary on September 11, 2021. Mr. Winspear’s salary is $200,000 per year. Mr. Winspear was also granted a warrant to purchase 25,000 shares of Common Stock at a price of $7.80 per share. The shares vest ratably over 36 months and the warrant is exercisable for ten years. Prior to joining the Company, Winspear Investments LLC, which is jointly owned by Mr. Winspear and his wife, performed consulting services for the Company and received 25,000 shares of stock as compensation for such services in 2021.

Charles Smith was appointed to serve as our Chief Technology Officer on November 29, 2021. Mr. Smith’s salary is $180,000 per year. Mr. Smith was granted an option to purchase 12,500 shares of Common Stock at a price of $13.68 per share. The option vests monthly over 36 months and is exercisable for ten years. Prior to joining the Company Cypheon Solutions Inc., which is 100% owned by Mr. Smith, performed consulting services for the Company and was paid $183,062 during 2021.

Employment Agreements

Blackboxstocks has not entered into any other employment agreement or consulting agreement with any Named Executive or director of Blackboxstocks providing for compensation and all serve at the discretion of our Board. The Exchange Agreement requires Blackboxstocks to enter into an employment agreement with Robert Winspear prior to Closing for Mr. Winspear to serve as Chief Financial Officer and Secretary of the Combined Company.

Compensation of Directors

Our non-employee directors are currently paid an annual cash retainer of, or equity incentives valued at, $30,000 per year and receive an option grant of 5,000 shares of our common stock. Officers do not receive additional compensation for serving as directors.

The following table sets forth certain information with respect to the compensation paid to our non-employee directors, excluding reasonable travel expenses, for the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Andrew Malloy (2)	3,333					3,333
Keller Reid (1) (2)	20,000	30,000	4,792	0	0	54,792
Ray Balestri (1)	10,000	30,000	5,000	0	0	45,000
Dalya Sulaiman (1)	30,000	0	5,000	0	0	35,000

(1) Non-employee directors receive an annual retainer of $30,000 payable in cash or stock. Mr. Malloy, Mr. Reid and Ms. Sulaiman were in paid in cash for their service through September of 2023 and Mr. Balestri received a grant of 7,353 shares in lieu of cash. For the period from October of 2023 through September 2024 Mr. Balestri and Ms. Sulaiman elected to be paid in cash and Mr. Reid received a stock grant of 11,858 shares. Non-employee directors also received an option to purchase 1,250 shares of Common Stock which vests over one year.

(2) Mr. Malloy resigned as a director effective January 6, 2023 and Mr. Reid was appointed as a director on January 31, 2023

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the aggregate number of shares subject to outstanding equity awards held by our non-employee directors as of December 31, 2023.

Name	Grant date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Keller Reid (1)	11-17-2023	12,016	$33,884
Ray Balestri	11-17-2023	1,146	$9,949
Dalya Sulaiman (1)	11-17-2023	1,146	$1,125

(1) Based on options for 1,250 shares granted to Mr. Balestri and Ms. Sulaiman which vest over twelve months and a market price of $2.82 on December 29, 2023.

(2) Based on an option for 1,250 shares and a restricted stock grant of 11,858 shares granted to Mr. Reid which vest over twelve months and a market price of $2.82 on December 29, 2023.

Securities Authorized for Issuance under Equity Compensation Plans

2021 Equity Incentive Plan

On August 4, 2021, our Board of Directors and our stockholders approved the adoption of the 2021 Stock Incentive Plan (the “2021 Plan”) and it became effective August 31, 2021. We amended the 2021 Plan effective October 6, 2022 to increase the number of shares available for issuance from 187,500 to 312,500 and again on February 6, 2023 to increase the number of shares available for issuance from 312,500 to 612,500. Participation in the 2021 Plan will continue until all of the benefits to which the participants are entitled have been paid in full. The following table sets forth our equity compensation 2021 plan information as of December 31, 2023.

Plan	Number of securities to be issued upon exercise of outstanding options and rights (1)	Weighted- average exercise price of outstanding options and rights (1)	Number of securities remaining available for issuance under equity compensation plans
2021 Stock Incentive Plan	211,875	$8.91	53,623
Total	211,875	$8.91	53,623

(1) Excludes restricted stock grants for 347,003 shares under the 2021 Plan. Because there is no exercise price associated with the restricted stock grants, such shares are not included in the weighted-average price calculation.

Current Evtec Executive Compensation

Executive Compensation

The following table sets forth all compensation for the last two fiscal years awarded to, earned by or paid to Evtec’s executives. Amounts reflected in pounds sterling have been adjusted to U.S. dollars using an average exchange rate of 0.7509 and 0.8301 for fiscal years ended June 30, 2023 and 2022, respectively.

Summary Compensation Table

Name and Principal Position (2)	Year	Salary (in GBP)	Salary (in US$)	Bonus	Stock Awards	All other compensation	Total (in GBP)	Total (in US$)
David Roberts	2023	£75,000	$90,352	-	-	-	£75,000	$90,352
President, Chief Executive Officer and Director	2022	£43,750	$58,262	-	-	-	£43,750	$58,262
Keith Stanton (1)	2023	£227,076	$273,557	-	-	-	£227,076	$273,557
Group Managing Director	2022	£177,000	$235,712	-	-	-	£177,000	$235,712
David G. Roberts (2)	2023		0	-	-	-	0	0
Group Finance Director	2022		0	-	-	-	0	0

(1)

Keith Stanton is engaged by Evtec as a contractor and is paid a fee of £121 exclusive of VAT per hour. The figure in this Summary Compensation Table is the amount of fees paid to Keith Stanton by Evtec during the 2022 and 2023 fiscal years.

(2)	David G. Roberts was appointed by Evtec on 1 October 2023, after the end of Evtec’s fiscal year. Mr. David G. Roberts receives an annual salary of £200,000 and a car allowance of £10,000 per year.

The following independent directors of Evtec were appointed with effect from April 1, 2024, as set out below, and the table below sets out their compensation and terms of engagement. Amounts reflected in pounds sterling have been adjusted to U.S. dollars using an exchange rate of 0.8073.

Name	Appointment Date	Position	Salary (p.a.) (in GBP)	Salary (p.a.) (in US$)	Any other Compensation	Other material terms
Steven Norris	April 1, 2024	Non-Executive Director	£1	$1.24	-	-
Stephen (“Steve”) Ilott	April 1, 2024	Non-Executive Director	£1	$1.24	-	-
Julia Steinbrenner	April 1, 2024	Non-Executive Director	£1	$1.24	-	-
Anil Khurana	April 1, 2024	Non-Executive Director	£1	$1.24	-	-

Other than remuneration set out above, during the periods described, Evtec had no retirement, pension (other than statutory pension entitlement described herein), profit sharing, or similar program for the benefit of the officers, directors or employees of Evtec.

Outstanding Equity Awards

Evtec does not currently maintain any equity compensation plans.

Narrative Disclosure to Summary Compensation

David Roberts, Chief Executive Officer of Evtec was paid an annual salary of £43,750 from incorporation of Evtec on February 5, 2021 until July 1, 2022 at which time his salary was increased to £75,000. This salary is increased to £100,000 for the 2024 fiscal year.

Keith Stanton, a Managing Director of Evtec is engaged as a contractor and is paid an hourly fee of £121 exclusive of VAT. In 2022, he was paid compensation of £177,000. In 2023, he was paid compensation of £227,076. He is currently paid £121 per hour exclusive of VAT. Mr. Stanton is engaged as an independent contractor and therefore does not receive any medical benefits.

David G Roberts, Group Finance Director of Evtec, was appointed by Evtec on October 1, 2023, after the end of Evtec’s 2023 fiscal year. He is paid an annual salary of £200,000. In addition, he receives £10,000 car allowance and his medical benefit has an annual value of £9,283.

Employment and/or Consulting Agreements

David Roberts (CEO)

Evtec entered into an employment agreement with David Roberts dated May 10, 2024. Under the terms of the Agreement, with effect from May 10, 2024 Mr. Roberts will be paid a salary of £100,000 per annum by Evtec. The agreement confirms that, with effect from Closing of the Exchange, Mr Roberts will act as the President and Chief Executive Officer of the Combined Company. The agreement confirms that Mr. Roberts continues to have outside interests after the date of Closing of the Exchange, but will have a minimum time commitment of 40 hours per week to the business and affairs of Evtec (and post-Closing of the Exchange, the Combined Company). Mr. Robert’s appointment is subject to termination by either party on not less than six months’ written notice. Mr Roberts appointment as a director of the Combined Company is subject to the Company’s articles of incorporation and, unless terminated earlier, shall be for an initial period expiring at the conclusion of the Combined Company’s next annual general meeting (following Closing of the Exchange).

Keith Stanton

Evtec entered into a consultancy agreement with Keith Stanton dated April 25, 2024 under which he will provide certain consultancy services to Evtec. Under the consultancy agreement, Keith Stanton will provide the services set out below as well as any other matters with respect to the business and affairs of Evtec that are delegated to Mr. Stanton by the board of directors of Evtec from time to time:

●	Agreeing strategy for development of Evtec with the CEO, CFO and CSO;
●	Reviewing expenditure and project delivery against budget and timetables presented to the management and board of Evtec;
●	Assist with due diligence in relation to potential future collaborations and/or acquisitions by Evtec;
●	Support media, investor and other prospective partner engagement activities; and

●	Providing commercial advice and management services to the CFO of Evtec in relation to product development.

In consideration of the services provided, Keith Stanton will receive a fee of £121 per hour exclusive of VAT. In addition to his fee, Mr. Stanton is also entitled to reimbursement of his reasonable expenses in performance of the of his consultancy services. Mr. Stanton will also be eligible to participate in Evtec’s share option scheme (if any).

The agreement can be terminated by either party by giving the other party one months’ notice. Evtec also has the right to terminate the consultancy agreement in certain defined circumstances. The consultancy agreement is governed by English law.

David G. Roberts

David G. Roberts entered into a contract of employment with Evtec on 9 April 2024, pursuant to which David G. Roberts is employed as Evtec’s “Group Finance Director” with effect from 1 October 2023. The employment contract can be terminated by either party on six months' notice and Evtec retains an additional right to terminate the employment, without notice, in the event of a gross misconduct offence. Evtec also retains the right to place David Roberts on “garden leave” during the notice period or to give pay in lieu of notice.

Under the terms of the employment contract, David Roberts will be paid a salary of £200,000 per annum and a car allowance of £10,000 per annum. David Roberts is also entitled to enroll in Evtec’s private medical insurance scheme and pension scheme. Other than as set out above, David Roberts is not entitled to any other benefits under the employment contract.

The employment contract contains non-compete and non-solicitation provisions effective for six months following the termination of David Roberts’ employment.

The contract is governed by English law.

Pension Scheme

Evtec has in place a defined contribution retirement pension scheme that provides eligible U.K. employees with an opportunity to save for retirement in a tax advantageous way. Pursuant to the scheme, both Evtec and the enrolled employee pays a percentage of the employee’s earnings to the scheme. Evtec contributes 3% of employee’s pensionable pre-tax earnings with the employee contributing a minimum of 5%.

Health Benefits

Evtec’s employees at the Kidderminster site are eligible to participate in Evtec’s employee benefit plan which includes discounted health club membership, optical cover, medical and dental insurance plan. Evtec’s senior management are also entitled to private medical insurance coverage.

Outstanding Equity Awards at Fiscal Year-End

Evtec has had no outstanding equity awards held by any executives or directors as of June 30, 2023.

Executive and Director Compensation Following the Exchange

Executive Officer Compensation

The following table sets forth all compensation proposed to be paid to executive officers of the Combined Company following the Exchange. Amounts reflected in pounds sterling have been adjusted to U.S. dollars using an exchange rate of 0.8073.

Summary Compensation Table

Name and Principal Position	Year	Salary (in GBP)	Salary (in US$)	Bonus	Stock Awards	All other compensation	Total (in GBP)	Total (in US$)
David Roberts, President and Chief Executive Officer and Director	2024	£100,000	$123,870	£-	-	-	100,000	$123,870
Keith Stanton	2024	£227,076	$281,271	£-	-	-	£227,076	$281,271

Robert Winspear, Chief Financial Officer and Director (1)	2024		$300,000	-	1,239,826			$1,539,826

Employment Agreements

Keith Stanton is an executive of Evtec which will become a wholly owned subsidiary of Blackboxstocks upon consummation of the Exchange. Mr. Stanton is paid a contract amount of £121 per hour which has been estimated to be £227,076 for fiscal 2024. The Combined Company has not yet entered into any employment agreement or consulting agreement with David Roberts.

(1) On May 9, 2024 Blackboxstocks entered into an Executive Employment Agreement with Robert Winspear pursuant to which he will serve as the Chief Financial Officer and Secretary of the Combined Company. The agreement is for an initial term of three years and automatically renews for successive one-year periods unless terminated or a party provides advance notice of intent not to extend. The agreement provides for an initial annual base salary of $300,000, subject to review annually. Mr. Winspear is also eligible for an annual bonus with an initial target equal to 50% of his base salary subject to achievement of performance goals set by the Compensation Committee. The agreement also provides that Mr. Winspear will be granted a stock option to purchase 500,000 shares of the Combined Company’s common stock at an exercise price equal to the closing price of the Company’s common stock on the Effective Date. The stock option shall vest evenly over a period of thirty-six months.  The agreement further provides that, if Mr. Winspear’s employment is terminated by the Company without “cause” or by Mr. Winspear for “good reason,” he will receive a severance payment of his then-current base salary and certain other accrued benefits. In the event that Mr. Winspear’s employment is terminated by the Company without “cause” or by Mr. Winspear for “good reason” within 12 months of a change in control, he will receive a severance payment of two times his then-current base salary and target bonus and certain other accrued benefits. The value of the stock option grant was estimated based on a strike price and fair market value of $2.77 per share using a binomial option pricing model as consistent with Blackboxstocks accounting method for stock-based compensation.

Compensation of Directors

Below is a description of the proposed compensation of the Non-Executive Directors of the Combined Company following the Exchange.

Steven Norris, Stephen Ilott, Julia Steinbrenner and Anil Khurana will be appointed as directors of the Combined Company with effect from Closing.

Mr. Ilott and Mr. Norris shall each receive annual retainers of £60,000 and Ms. Steinbrenner and Mr. Khurana shall each receive annual retainers of $80,000. The directors may also be granted stock-based incentive compensation.

In respect of the services to Evtec, each of the non-executive directors will receive an annual fee of £1.

In addition to their above annual retainer, each of the Non-Executive Directors is entitled to reimbursement of their reasonable expenses in the performance of their role.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Described below are any transactions occurring since January 1, 2023 and any currently proposed transactions to which either Blackboxstocks or Evtec was a party and in which:

●	the amounts involved exceeded or will exceed $120,000; and

●

a director, executive officer, or holder of more than 5% of the outstanding capital stock of Blackboxstocks or Evtec, or any member of such person’s immediate family, had or will have a direct or indirect material interest.

Transactions between Blackboxstocks and Evtec Affiliate

On June 9, 2023, Blackboxstocks and Evtec Group Limited, an affiliate of Evtec Aluminium Limited in which David Roberts is both a director and shareholder, executed a securities exchange agreement whereby Blackboxstocks issued 2,400,000 shares of Series B Convertible Preferred Stock (the “Series B Stock”) in exchange for 4,086 preference shares of Evtec Group Limited. The 2,400,000 shares of Series B Stock acquired by Evtec Group Limited were later forfeited and returned to Blackboxstocks pursuant to the LOI Amendment between Blackboxstocks and the Evtec Companies on November 24, 2023. The preference shares of Evtec Group Limited were converted into 4,086 ordinary shares which Blackboxstocks currently holds as of the date of this information statement/prospectus.

Blackboxstocks Transactions

On March 16, 2023, the Company purchased 282,501 shares of Common Stock from Mr. Kepler at a price of $0.28 per share. The purchase of these shares was done in order to reduce Mr. Kepler’s cash bonus for 2022. The shares acquired from Mr. Kepler were subsequently retired and added back to authorized but unissued shares.

Except as set forth herein and in the section titled “The Exchange—Interests of Blackboxstocks’ Directors and Executive Officers in the Exchange,” there were no transactions to which Blackboxstocks was a party from January 1, 2023 through the date of this information statement/prospectus with Blackboxstocks directors, officers, and beneficial owners of more than 5% of Blackboxstocks voting securities and their affiliates.

Indemnification

Blackboxstocks’ amended and restated articles of incorporation, as amended, provides that Blackboxstocks will indemnify its directors and officers to the fullest extent permitted by the Nevada Revised Statutes.

Evtec Transactions

Loan Arrangements with David Roberts

For the purposes of supporting the working capital requirements of Evtec, David Roberts and parties associated with David Roberts have provided loans to the Evtec business, as described below.

March 18, 2024 Convertible Loan of up to $1,000,000

On March 18, 2024 David Roberts entered into a convertible loan agreement (the “2024 Loan”) with Evtec, pursuant to which he agreed to provide a facility of up to $1,000,000. On March 19, 2024, David Roberts advanced $500,000. The balance of the facility remains available for drawdown. The loan has an interest rate of 12% per annum (the “Initial Interest Rate”). Evtec may elect to repay the loan on July 31, 2024 and if the loan is not repaid on that date, the interest will increase from the Initial Interest Rate to 15% per annum.

Under the terms of the loan agreement, the loan will be converted into Evtec shares immediately prior to the Exchange, at a conversion price representing a 25% discount to the valuation of Evtec shares based upon the Exchange Ratio at Closing in full satisfaction of amounts outstanding (and accordingly the loan agreement will be terminated). Such Evtec shares will be exchanged for shares of Blackboxstocks based on the Exchange Ratio. The value of the outstanding loan that is converted will be counted towards the $5 million of Pre-Closing Financing that Evtec is required to raise pursuant to the Exchange Agreement. At David Roberts’ election, he can convert some or all of the outstanding monies due to him at any time prior to the Closing of the Exchange at a price agreed upon by David Roberts and Evtec.

On March 18, 2024, David Roberts assigned the receivable pursuant to the 2024 Loan to Captor Capital Corp. (“Captor”). Captor is a Canadian public company and is not a related party of David Roberts. David Roberts has no interest of any nature in the issued shares of Captor. Accordingly, shares issued by Evtec in satisfaction of the 2024 Loan shall be issued and allotted, as fully paid shares, to Captor. Any shares issued by Evtec in satisfaction of the 2024 Loan shall be transferred to Blackboxstocks on Closing pursuant to the Share Exchange Agreement.

April 2024 Loan

On April 26, 2024 David Roberts entered into a loan agreement (“Loan Agreement”) with Evtec pursuant to which he provided a facility of up to £1,000,000 to Evtec. Funds advanced under the Loan Agreement shall accrue interest at a rate of 5% per annum from the relevant draw-down date, and outstanding sums shall be repaid in cash on or prior to 30 September 2024. David Roberts has advanced £408,625 of the facility, with the remaining balance of £591,375 being available to draw down at the lender’s discretion.

May 2024 Refinancing Loan Agreement

On May 2, 2024, David Roberts entered into a loan agreement (“Refinancing Loan Agreement”) with Evtec pursuant to which sums outstanding (principal and interest) under two loan facilities provided by Mr. Roberts to Evtec in 2021 (the “2021 Loans”) have been refinanced. Each of the loan facilities was for an amount of up to £1,000,000. Pursuant to the terms of the Refinancing Loan Agreement, the 2021 Loans have been repaid in full, and a balance of £994,924 is outstanding under the Refinancing Loan Agreement as of May 2, 2024. Under the terms of the Refinancing Loan Agreement, outstanding sums shall accrue interest at a rate of 12% per annum from the relevant draw-down date, and shall be repaid in cash on the date falling 15 months after the date of the Refinancing Loan Agreement.

Commercial arrangements with parties associated with David Roberts

In the fiscal year ended June 30, 2023, Evtec had sales totaling £141,302 with Rimstock Limited, a company in which David Roberts is a director. These arrangements were undertaken on arms’ length commercial terms in accordance with the Evtec’s standard terms and conditions. There have been no sales to Rimstock Limited during fiscal year 2024.

In the fiscal year ended June 30, 2024, Evtec has undertaken sales amounting to £175,436 with JVM Castings (Worcester) Limited (“JVM”), a business in which David Roberts is a director and significant shareholder. On April 5, 2024, JVM agreed to pay Evtec £50,000 a month for certain consulting and advisory services provided by Evtec pursuant to a 12-month rolling contract. The services provided pursuant to this contract are as follows: ongoing support and for Financial, Human Resources, Health, Safety and Environmental, Capital projects, Information Technology, Quality Assurance, and Procurement related to the operation of the JVM business and key customers. Evtec also supplies machined aluminium castings to JVM, which are charged for separately, in line with third party supply agreements.

Security Obligations

Evtec director, David Roberts has provided personal guarantees in respect of certain Evtec agreements, as set out below.

(i) Hire Purchase Agreement with SAF1 Limited

Evtec has a hire purchase agreement with SAF1 Limited dated September 1, 2023 in the amount of £230,000 over a period of 60 months. The aggregate amount of all periodic payments due at the beginning of Evtec’s financial year being July 1, 2023, is £225,683.

(ii) Leases with Haydock Finance Limited

Evtec has entered into two equipment leases with Haydock Finance Limited.

●

The first lease, dated March 11, 2022, is for the amount of £1,920,000 with the deposit of £320,000 having been paid upon entry into the lease. £1,600,000 is repayable over a period of 60 months. The aggregate amount of all periodic payments due at the beginning of Evtec’s 2024 fiscal year is anticipated to be £1,074,258.

●

The second lease, dated July 20, 2022, is for the amount of £160,770 with a deposit of £60,770 paid upon entry into the lease. £100,000 is repayable over a period of 60 months. The aggregate amount of all periodic payments due at the beginning of Evtec’s 2024 fiscal year is anticipated to be £67,701.

Evtec Group Limited, a company in which David Roberts is a significant shareholder and director, has also provided a corporate guarantee in favour of Haydock Finance Limited.

(iii) Kidderminster Lease

Evtec (as the tenant), Power Generation (Midlands) Limited (as landlord) and with Evtec Automotive Limited and Evtec Group Limited (in their capacity as guarantor) entered into an underlease agreement on June 24, 2022, together in respect of the property known as The Lye Forge, Stourport Road, Kidderminster, Worcestershire DY11 7QR, England. Evtec Group Limited, the holding company of Evtec Automotive Limited, is controlled by David Roberts, as a significant shareholder and director. Evtec is required to pay a rent of £710,000 and advanced dilapidation payments of £150,000 per annum.

(iv) Praetura Loan

Evtec has entered into a number of lending agreements with Praetura Commercial Finance Limited (“Praetura”), pursuant to which David Roberts provided a personal guarantee.

Evtec entered into an Asset-Based Lending Agreement with Praetura on November 18, 2021 pursuant to which Praetura made available to Evtec with an overall funding limited to £11,381,734. This agreement has a 36 month term. The aggregate amount of all periodic payments due at the beginning of Evtec’s financial year is £1,487,177. The Asset-Based Lending Agreement is secured by way of a chattel mortgage in favor of Praetura and an all monies debenture.

(v) Frontier Development Capital Limited / Birmingham City Council Loan

Evtec received a proposal to borrow up to a maximum amount of £2.23 million from the Birmingham City Council and/or Frontier Development Capital Limited (the Council’s appointment agent) pursuant to an offer letter dated January 13, 2024. The loan is provided to place deposits on long lead time foundry equipment required to support the future sales and capacity growth of the business. Evtec Group Limited has provided a cross company guarantee for this loan (Evtec Group Limited is a company in which David Roberts is a director and shareholder). As at April 18, 2024, Evtec has not drawn down the loan but is likely to do so in the near future.

Indemnification

Evtec’s articles of association, provide that Evtec will indemnify its directors against (i) any liability incurred by the director in connection with any negligence, default, breach of duty or breach of trust in relation to Evtec; (ii) any liability incurred by the director in connection with the activities of Evtec in its capacity as a trustee of an occupational pension scheme; (iii) any other liability incurred by that director as an officer of Evtec.

COMPARISON OF RIGHTS OF HOLDERS OF BLACKBOXSTOCKS STOCK AND EVTEC SHARES

Holders of Evtec ordinary shares will have different rights following the effective time of the Exchange Agreement because they will hold Blackboxstocks common stock instead of Evtec ordinary shares, and there are differences between the governing documents of Evtec and Blackboxstocks. Blackboxstocks is incorporated under the laws of State of Nevada, and the rights of stockholders of Blackboxstocks are currently, and will continue to be, governed by the Nevada Revised Statutes. The internal affairs of Blackboxstocks are currently, and will continue to be, governed by Blackboxstocks’ articles of incorporation, as amended, and amended and restated bylaws. Evtec is registered in England and Wales, and the rights of Evtec shareholders are currently governed by the Companies Act of 2006 (the “Companies Act”). The internal affairs of Evtec are currently governed by the respective company’s articles of association.

The table below summarizes the material differences between the current rights of Evtec ordinary shareholders under the Evtec articles of association and the rights of Blackboxstocks common stockholders, following the Exchange, under the Blackboxstocks amended and restated articles of incorporation and amended and restated bylaws, as applicable, and as in effect immediately following the Exchange.

While Blackboxstocks and Evtec believe that the summary tables cover the material differences between the rights of their respective stockholders and shareholders prior to the Exchange and the rights of Blackboxstocks common stockholders following the Exchange, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Blackboxstocks common stockholders and Evtec ordinary shareholders, and are qualified in their entirety by reference to the Nevada Revised Statutes, the Companies Act and the various documents of Blackboxstocks and Evtec that are referred to in the summaries. You should carefully read this entire information statement/prospectus and the other documents referred to in this information statement/prospectus for a more complete understanding of the differences between being a stockholder of Blackboxstocks or a shareholder of Evtec before the Exchange and being a stockholder of Blackboxstocks common stock after the Exchange. Blackboxstocks has filed copies of its current articles of incorporation, as amended, and amended and restated bylaws with the SEC and will send copies of the documents referred to in this information statement/prospectus to you upon your request. See the section titled “Where You Can Find More Information & Incorporation by Reference” in this information statement/prospectus.

Current Evtec Rights Versus Rights Post-Exchange

Provision	Evtec (Pre-Exchange)	Blackboxstocks (Post-Exchange)
Corporate Governance	Evtec is a private limited company incorporated in England and Wales with a company registration number 13182146. Evtec is required to comply with the provisions of the Companies Act 2006.	Blackboxstocks is a Nevada corporation formed pursuant to the Nevada Revised Statutes, that is taxed as a C Corporation.
Authorized Capital Stock

As at May 3, 2024, the issued share capital of the company was £28,319 divided into 28,319 ordinary shares having a nominal value of £1.00 each.

Under the CA 2006, the requirement for companies to have an authorised share capital was abolished. Evtec does not have an authorised share capital.

Blackboxstocks is authorized to issue 100,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of Preferred Stock, par value $0.001 per share. 5,000,000 shares of the Preferred Stock are designated as Series A Convertible Preferred Stock, and 2,400,000 of the Preferred Stock are designated as Series B Convertible Preferred Stock.

As of March 29, 2024, there are 3,226,145  shares of Common Stock issued and outstanding, 3,269,998 shares of Series A Convertible Preferred Stock issued and outstanding, and 0 shares of Series B Convertible Preferred Stock issued and outstanding.

Special Meeting of the Stockholders

The members of a company may require the directors to call a general meeting of the company in accordance with section 303 of the CA 2006 (“Requisitioned Meeting”). The Directors are required to call a general meeting once the company has received requests to do so from, in the case of Evtec, members representing at least 5% of such of the paid-up capital of the company as carries the right of voting at general meetings of the company (excluding any paid-up capital held as treasury shares).

Blackboxstocks’ amended and restated bylaws provide that special meetings of the shareholders may be called only by (i) the Chairman of the board of directors, (ii) the Chief Executive Officer, or (iii) a majority of the total number of directors that the Company would have if there were no vacancies on the board of directors. Special meetings of Preferred Stock holders may be called in the manner and for the purposes provided in the certificate of designation establishing each series of preferred stock.

The certificates of designation for the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock do not establish different special meeting requirements than those provided for the common stockholders in the Company’s bylaws.

Notice of Stockholder Meetings

As a private limited company, Evtec is not required to hold an annual general meeting.

Evtec is not a traded company and must therefore call a general meeting on at least 14 clear day’s notices (s. 307 of CA 2006).

Under Blackboxstocks’ amended and restated bylaws, the notice of any meeting of stockholders will be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Stockholder Voting

Voting Rights

The company has a single class of share, ordinary shares having a nominal value of £1.00 each.

In accordance with Article 42, a resolution put to the vote of a general meeting must be decided upon by a show of hands unless a poll is demanded and acted upon in accordance with the articles and sections 321 and 322 of the CA 2006.

Shareholders will in the event of either a poll at a general meeting (as aforementioned) or where a resolution is proposed by way of a written resolution circulated to all members entitled to vote on the proposal, one vote per share held by them as recorded on the register of members.

Right to Attend and Speak at Stockholder Meetings

A shareholder is entitled to attend and speak at a general meeting, provided that the person is in a position to communicate to all of those attending the meeting, during the meeting, information or opinions which that person has on the business of the meeting.

Quorum Requirements

A shareholder meeting will be quorate where the provisions of s.318 of CA 2006 are complied with, namely, that there are two shareholders present in person or by proxy.

Each common stockholder is entitled at every meeting of the stockholders to one vote for each share of stock having voting power held of record.

The holders of Series A Convertible Preferred Stock are entitled to 100 votes for each share of Series A Convertible Preferred Stock held on any matters requiring a stockholder vote of the Company.

Except as required by law or the Company’s amended and restated bylaws, the holders of Series B Convertible Preferred Stock do not have voting rights, provided, however, that the affirmative vote of the holders of Series B Convertible Preferred Stock is required to (i) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock or alter or amend the certificate of designation, (ii) amend the articles of incorporation or other charter documents in any manner that adversely affects the rights of the holders of Series B Convertible Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

The presence in person, by means of remote communication, or by proxy of a majority of the voting power constitutes a quorum, except as otherwise required by the articles of incorporation, the bylaws, or the Nevada Revised Statutes.

When a quorum is present at any meeting of stockholders, the affirmative vote of the majority of the votes of shares present, entitled to vote, and voted will be the act of the stockholders, except as otherwise required by the articles of incorporation, the bylaws, or law.

Stockholder Action by Written Consent

As a private company limited by shares incorporated under the CA 2006 may pass both ordinary resolutions and special resolutions by written resolution in accordance with statutory procedures set out in Chapter 2 of Part 13 of the CA 2006 (“Written Resolution Procedure”).

The Written Resolution Procedure can be used in most circumstances other than: (a) for the removal of a director from office before the expiration of his term (s. 168, CA 2006); and (b) removal of auditors from office prior to the expiration of their term (s. 510 of the CA 2006). These matters require a physical meeting to take place to ensure that these items of business can be debated by shareholders.

Blackboxstocks’ amended and restated bylaws provide that any action required or permitted by the Nevada Revised Statutes to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent to the action is signed by stockholders holding a majority of the voting power of the Company or, if different, the proportion of voting power required to take action at a meeting of stockholders.

Stockholder Nominations and Proposals	No specific shareholder has any contractual right with Evtec to appoint nor nominate a director of Evtec.

Blackboxstocks’ amended and restated bylaws provide that a stockholder entitled to vote at the annual meeting of the stockholders may nominate persons for election to the board of directors or propose business to be considered by the stockholders at such annual meeting, subject to certain notice and procedural requirements.

Cumulative Voting

The Articles of Evtec do not provide for any accumulated or weighted voting as a form of protection for any specific shareholder or shareholder groups. For the avoidance of doubt, no cumulative voting rights apply in respect of the appointment of directors.

Please refer to the heading “Voting Stock” (below) for further details on members voting rights.

Blackboxstocks’ amended articles of incorporation and amended and restated bylaws do not have a provision granting cumulative voting rights in the election of its directors.
Number of Directors

Article 17.1 of Evtec’s Articles provide that there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the company has two or more directors, at least one of them shall be a natural person. Evtec currently has five directors.

Blackboxstocks’ amended and restated bylaws provide that the number of directors of the Company will not be less than three (3) nor more than nine (9) and the authorized number of directors may only be changed by resolutions of the board of directors. After the Exchange, the board of directors will consist of six directors.

Classified Board of Directors

The Articles do not provide for the division of the Evtec Board of Directors into staggered classes.

Evtec currently has five directors. Directors are not restricted to serving specified terms pursuant to the company’s Articles and the term of any appointment will generally be governed by a service agreement or appointment letter between the director and Evtec. Please note that directors may automatically cease to be a director of Evtec by virtue of Article 18 (as described, below).

Blackboxstocks’ amended articles of incorporation and amended and restated bylaws do not provide for the division of the board of directors into staggered classes.

Removal of Directors

The Articles do not outline a procedure for the removal of statutory directors.

A company may by ordinary resolution at a meeting remove a director before the expiration of his period of office, notwithstanding anything in any agreement between it and him in accordance with section 168 of the CA 2006. This is a motion that can be tabled by the board at a general meeting or proposed by written resolution.

As described in the following section, members have the power to require the directors to convene a general meeting and this can include a proposal to consider the removal of a director.

Article 18 of Evtec’s Articles provide that a director will automatically cease of be a director in certain circumstances, including:

that person ceases to be a director by virtue of any provision of the CA 2006 or is prohibited by law from being a director;

● a bankruptcy order is made against that person;

● a composition is made with that person’s creditors generally in satisfaction of that person’s debts;

● a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

● by reason of that person’s mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have;

● notification is received by the Company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms;

● he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated.

Blackboxstocks’ amended and restated bylaws provide for removal of any director from office, with or without cause, by the stockholders holding a majority of the shares then entitled to vote at an election of directors.

Vacancies

Article 17.2 of the Articles provides that any person 16 years of age or more and who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director, either, by ordinary resolution (being a matter required to be approved by shareholders at a general meeting or by way of a written resolution) or by a decision of the directors. The Articles do not specify a maximum number of directors.

Blackboxstocks’ amended and restated bylaws provide that, unless otherwise provided for in the articles of incorporation and subject to the rights of any series of stock, vacancies and newly created directorships, whether resulting from an increase in the size of the board of directors or due to the death, resignation, disqualification, or removal of a director or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

Conversion Rights and Protective Provisions

Conversion Rights

The existing shares of Evtec do not carry any right of conversion. Evtec has a single class of share, being ordinary shares of £1.00 each.

Pre-emption Rights on new share issuances

The Articles do not include any pre-emption rights on the allotment of new shares; however, such protections are enshrined in the CA 2006.

Section 561 of the CA 2006 provides company must not allot equity securities to a person on any terms unless (a) it has made an offer to each person who holds ordinary shares in the company to allot to him on the same or more favourable terms a proportion of those securities that is as nearly as practicable equal to the proportion in nominal value held by him of the ordinary share capital of the company; and (b) the period during which any such offer may be accepted has expired or the company has received notice of the acceptance or refusal of every offer so made (the “Pre-emption Right”). There are certain exceptions to the Pre-emption Rights contained in sections 567 to 568 of the CA 2006. Shareholders right of pre-emption can also be dis-applied by passing a special resolution in accordance with the relevant provisions of the CA 2006.

Blackboxstocks’ amended articles of incorporation and amended and restated bylaws do not provide that the holders of Blackboxstocks’ Common Stock have preemptive, conversion or other protective rights.

The certificate of designation for the Series A Convertible Preferred Stock provides the right, by written election of the Company, to convert all or any portion of the outstanding shares of Series A Convertible Preferred Stock held by such holder into an equal number of shares of Common Stock of the Company, having a par value of $0.001 per share.

The certificate of designation for the Series B Convertible Preferred Stock provides the right, at the option of the holder, to convert each outstanding share of Series B Convertible Preferred Stock held by such holder into one (1) share of Common Stock of the Company, provided, however, that such holder may not effectuate any conversion that would (i) trigger any Nasdaq requirement to obtain stockholder approval prior to a conversion, or (ii) cause any issuance of Common Stock that would be in excess of 19.99% of the number of shares of Common Stock issued and outstanding.

Drag Rights and Right of Co-Sale	Evtec’s Articles do not include a concept of “drag” or “tag” rights. The Articles of Evtec does not have a right of co-sale in place	Blackboxstocks does not contain any provisions in its governing documents relating to “drag” or “tag” rights or rights of co-sale.
Anti-dilution

The Articles do not include any special anti-dilution rights in favour of specific shareholders. Please note that all members benefit from the statutory right on pre-emption (as described above under the heading “Pre-emption Rights on new share issuances”).

Blackboxstocks does not contain any special anti-dilution rights in favor of specific shareholders.
Limits on Ownership and Transfer of Shares

The Articles do not include a first of first refusal procedure in respect of any proposed transfer of ordinary shares.

Article 26 of the Articles deals with the transfer of shares. Shares are required by transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor. The Directors have the right to refuse a transfer of a share, and if they do so, the instrument of transfer must be returned to the transferee with the notice of refusal unless they suspect that the proposed transfer may be fraudulent.

Blackboxstocks does not contain any provisions in its governing documents limiting the transferability of shares.
Transmission of Shares

A person who becomes entitled to a share in the company by reason of the death or bankruptcy or otherwise by the operation of law, must comply with the provisions of Evtec’s Articles. Such persons do not have the right to attend or vote at a general meeting or agree to a proposed written resolution, unless they become the holder of those shares.

Holders who become entitled to a share of Common Stock are subject to the provisions of Blackboxstocks’ amended articles of incorporation and amended and restated bylaws. Holders who become entitled to a share of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock are subject to the provisions of Blackboxstocks’ amended articles of incorporation, amended and restated bylaws, and the applicable certificate of designation governing such series of shares. Blackboxstocks does not contain any provisions in its governing documents limiting the right of a shareholder to attend or vote at a general meeting or agree to a proposed written resolution, provided that the holders of Series B Convertible Preferred Stock do not have voting rights, provided, however, that the affirmative vote of the holders of Series B Convertible Preferred Stock is required to (i) alter or change adversely the powers, preferences or rights given to the Series B Convertible Preferred Stock or alter or amend the certificate of designation, (ii) amend the articles of incorporation or other charter documents in any manner that adversely affects the rights of the holders of Series B Convertible Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

Indemnification and Limitation of Liability

Article 52 of the Articles provides that a director of Evtec or an associated company may be indemnified out of Evtec’s assets against: (a) any liability incurred by that director in connection with any negligence, default, breach of duty or breach of trust in relation to Evtec or an associated company; (b) any liability incurred by that director in connection with the activities of Evtec or an associated company in its capacity as a trustee of an occupational pension scheme; (c) any other liability incurred by that director as an officer of Evtec or an associate company. The article does not authorise any indemnity which would be prohibited or rendered void by any provision of law or the CA 2006.

Blackboxstocks’ amended articles of incorporation provides that, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company, or who is serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding.

Blackboxstocks’ amended articles of incorporation provides that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing shall not eliminate or limit the liability of a director or officer (i) for acts of omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

Payment of Expenses

Evtec may, under the Articles, pay any reasonable expenses which the director properly incurs in connection with their attendance at, meetings of directors, general meetings and separate meeting of the holders of any class of shares or of debentures of Evtec, or otherwise in connection with the exercise of their powers and the discharge of their responsibilities.

Pursuant to the amended and restated bylaws, Blackboxstocks’ board of directors may establish the compensation of directors, including, without limitation, compensation for membership on the board of directors and on committees of the board of directors and for other services provided to Blackboxstocks or at the request of the board of directors.

Directors Remuneration	The Directors are entitled to such remuneration as the Directors may determine.

Pursuant to the amended and restated bylaws, Blackboxstocks’ board of directors may establish the compensation of directors, including, without limitation, compensation for membership on the board of directors and on committees of the board of directors and for other services provided to Blackboxstocks or at the request of the board of directors.

Distributions

Evtec may declare divided by way of ordinary resolution, and the directors may decide to pay interim dividends, but a dividend must not be declared unless the directors have made a recommendation as to its amount. Any dividend must not exceed the amount approved by shareholders. Unless the terms on which shares are issued specify otherwise, dividends are to be paid by reference to each shareholder’s holding of shares on the date of the resolution or decision to declare or pay it.

All ordinary shares currently in issue as at May 3, 2024, has the right to receive dividends, if dividends are declared. There are no special rights concerning the payment of dividends.

The Company may be ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share, by transferring non cash assets of equivalent value (including, without limitation, shares or other securities in any company). In this regard, the Directors may for the purposes of paying a non-cash distribution, make any arrangements they think fit.

Subject to the Nevada Revised Statutes, Blackboxstocks’ board of directors may declare any dividend upon the capital stock of Blackboxstocks.

Shares of Series A Convertible Preferred Stock shall rank, with respect to dividend rights, pari passu with the Company’s Common Stock.

No dividends shall be paid or payable on the Series B Convertible Preferred Stock.

Dissolution / Termination

The ordinary shares shall rank, with respect to rights on liquidation, winding up and dissolution of the Company, pari passu with other holders of ordinary shares.

Upon any liquidation, dissolution or winding-up of Evtec, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed among the holders of ordinary shares then held by them in accordance with their pro-rata proportion.

It is relevant to note that Evtec has certain secured creditors (such charges being registered at Companies House, the UK Companies Registry). It is commonly the case that any realization of assets from a liquidation event will be distributed by an insolvency practitioner to the holders any fixed charges (in order of their priority of charges) upon the occurrence of an insolvency event in priority to shareholders.

Under the Nevada Revised Statutes, the dissolution of Blackboxstocks must be recommended by the board of directors and approved stockholders entitled to vote thereon.

Shares of Series A Convertible Preferred Stock shall rank, with respect to rights on liquidation, winding up and dissolution of the Company, pari passu with the Company’s Common Stock.

Upon any liquidation, dissolution or winding-up of the Company, the entire remaining assets and funds of the Company legally available for distribution, if any, shall be distributed among the holders of Common Stock and the Series B Convertible Preferred Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they then have the right to acquire upon conversion of the shares of Series B Convertible Preferred Stock then held by them.

Amendment of Articles of Incorporation and Amendment of Bylaws	Evtec’s articles of association may be amended by special resolution (being a resolution passed by the holders of at least 75% of the shares voted), as prescribed by applicable law and the Articles.

Blackboxstocks’ articles of incorporation and bylaws may be amended as prescribed by applicable law. Under the Nevada Revised Statutes, an amendment to the articles of incorporation must be adopted by the board of directors by resolution and approved by the stockholders holding shares representing at least a majority of the voting power of the Company.

Blackboxstocks’ bylaws may be amended by the board of directors.

Stockholders Agreement	There is no shareholders agreement among Evtec and any of its shareholders that is in effect.	There is no shareholders agreement among Blackboxstocks and any of its shareholders that is in effect.

Forum Selection	Evtec’s Articles do not have a provision regarding forum selection.	Blackboxstocks’ amended articles of association and amended and restated bylaws do not have a provision regarding forum selection.
Share Certificates

Evtec must issue to each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds. If a certificate issued in respect of a shareholders’ share is either lost, stolen, or damaged (or defaced) that shareholder is entitled to be issued with a replacement share certificate, subject to the requirements of Article 25.2.

A shareholder existing the right to be issued with a replace certificate under Article 25.2 provides: (a) must return the certificate which is to be replaced to Evtec if it is damaged or defaced and (b) must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

Blackboxstocks’ amended and restated bylaws provide that except as otherwise provided in a resolution approved by the board of directors, all shares of capital stock of Blackboxstocks shall be uncertificated.

In the event the board of directors elects to provide in a resolution that certificates shall be issued to represent any shares of capital stock of Blackboxstocks, such certificates shall be numbered and shall be signed by, or in the name of Blackboxstocks by, any two authorized officers of Blackboxstocks. Any or all of the signatures on a certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by Blackboxstocks with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Secretary or board of directors may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates issued by Blackboxstocks alleged to have been lost, stolen or destroyed, upon making an affidavit of that fact, satisfactory to the Secretary, by the person claiming the certificate to be lost, stolen or destroyed. The Secretary or board of directors may require the owner of such lost, stolen or destroyed certificate to give Blackboxstocks a bond as indemnity against any claims with respect to such lost, stolen or destroyed certificate.

PRINCIPAL STOCKHOLDERS OF BLACKBOXSTOCKS

The following table sets forth information regarding the beneficial ownership of our Common Stock and Series A Preferred Stock as of May 3, 2024, unless otherwise indicated, by: (1) each person known to us to be the beneficial owner of more than 5% of each class of our capital stock; (2) each director of Blackboxstocks; (3) Blackboxstocks’ current named executive officers and (4) all current directors and executive officers as a group. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated. Applicable percentages are based upon 3,226,145 shares of Common Stock and 3,269,998 shares of Series A Preferred Stock outstanding as of May 3, 2024. All Common Stock amounts have been adjusted for the 1 for 4 reverse stock split effected on April 10, 2023. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, at the address of 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240.

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock

As Individuals	Gust Kepler (2)	573,210	17.8%

	Eric Pharis	197,905	6.1%

	Robert Winspear (3)	66,861	2.1%

	Charles Smith (4)	47,431	1.5%

	Ray Balestri (5)(7)	43,436	1.3%

	Dalya Sulaiman (5)	31,007	*

	Keller Reid (6)	14,606	*

As a Group	Executive Officers and Directors as a group (7 persons)	972,269	30.	1%

	David Kyle	208,334	6.5%

	Stephen Chiang 8 Kitchener Link City Square Residences #21-14 Singapore 207226	250,000	7.7%

Series A Preferred Stock
As a Group	Officers and Directors (1 person)	3,269,998	100%

As Individuals	Gust Kepler	3,269,998	100%

*Less than 1%

(1) Beneficial ownership is calculated in accordance with the rules of the SEC in accordance with Rule 13d-3(d)(1) of the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days following May 10, 2024 are deemed outstanding. However, these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Includes 192 shares owned by Judy Children Inheritance Trust for which Mr. Kepler serves as trustee. Excludes 3,269,998 shares of Series A Preferred Stock held by Mr. Kepler (separately noted in the table) which may be converted on a 5-for-1 share ratio (for a total of 653,999 shares of common stock) based upon the Company’s current market capitalization and the limitations provided for in our Conversion Agreement with Mr. Kepler. Each share of Series A Preferred Stock held by Mr. Kepler is entitled to 100 votes on all stockholder matters, and along with the common stock held by Mr. Kepler collectively represents approximately 59.3% of our issued and outstanding capital stock and approximately 99.2% of the voting power of our stockholders.

(3) Includes 37,000 shares owned by Winspear Investments LLC which is 100% owned by Mr. Winspear and his wife, and 6,250 shares owned by ACM Winspear Investments L.P. of which Mr. Winspear is general partner. Also includes 23,611 shares underlying a warrant exercisable by Mr. Winspear for 25,000 shares that vest over 36 months that are exercisable within 60 days of March 28, 2024.

(4) Includes 36,667 shares owned by Cyfeon Solutions Inc which is controlled by Mr. Smith and 10,764 shares underlying an option granted to Mr. Smith to purchase 12,500 shares which vest over 36 months that are exercisable within 60 days of May 10, 2024.

(5) Includes 3,229 shares underlying options that are exercisable within 60 days of March 28, 2024 resulting from options granted to Mr. Balestri and Ms. Sulaiman to purchase 3,750 shares of Common Stock under the 2021 Plan which vest ratably over twelve months.

(6) Includes 1,979 shares underlying an option that is exercisable within 60 days of May 10, 2024 resulting from an option to purchase 2,500 shares of Common Stock under the 2021 Plan which vest ratably over twelve months

(7) Includes 12,500 shares held by Balestri Family Investments LP, and 5,092 shares held by Mr. Balestri for his minor children.

PRINCIPAL SHAREHOLDERS OF EVTEC

The following table sets forth certain information with respect to the beneficial ownership of Evtec’s ordinary shares as of May 3, 2024 for:

●	each person, or group of affiliated persons, who are known by Evtec to beneficially own more than 5% of the outstanding ordinary shares of Evtec;

●	each of Evtec’s directors; and

●	each of Evtec’s named executive officers.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of May 10, 2024, through the exercise of any stock option, settlement of restricted stock units or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 28,319 Evtec ordinary shares outstanding on May 3, 2024, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership.

Title of Class:	Name and Address of Beneficial Owner	Relationship with Evtec	Amount and Nature of Beneficial Ownership	Percentage of Class
Ordinary Shares
Directors and officers of Evtec	David Roberts (1)	Chief Executive Officer and Director of Evtec	5,370	19.0%
	David G. Roberts	Group Finance Director of Evtec	600	2.1%
	Keith Stanton	Managing Director of Evtec	1,000	3.5%
	Julia Steinbrenner (2)	Director of Evtec	430	1.5%
	Steven Norris	Director of Evtec		*
	Anil Khurana	Director of Evtec		*
	Steve Ilott	Director of Evtec		*
Collectively:	The Directors and executive officers of Evtec together hold		8,880	31.4%
Shareholders holding more than 5%	Jayne Roberts (3)	Shareholder and spouse of David Roberts	5,370	19.0%
	Captor Capital Corp. (4)	Shareholder of Evtec	2,353	8.3%
	Nordwand Foundation (5)	Shareholder of Evec	1,696	6.0%
	Lexinter International Holdings Ltd. (6)	Shareholder of Evtec	1,585	5.6%
	Go Faster 30 Inc. (7)	Shareholder of Evtec	1,480	5.2%
	IVM Investments LP (8)	Shareholder of Evtec	1,432	5.1%

(1) Consists of (i) 2,818 shares owned by David Roberts in his own name, and (ii) 2,552 shares owned by Mr. Roberts’ wife, Jayne Roberts.

(2) Consists of 430 shares held via George 4 Foundation Inc. of which she is a director.

(3) Consists of (i) 2,552 shares owned by Jayne Roberts in her own name, and (ii) 2,818 shares owned by Mrs. Roberts’ husband, David Roberts.

(4) This figure includes 792 shares issuable upon conversion of a loan memorialized under the 2024 Loan dated March 18, 2024 between Evtec and David Roberts (in respect of which the receivable has been assigned to Captor). Address 4 King Street West, Suite 401, Toronto, Ontario, Canada M5H 1B6. Captor Capital Corp. is a Canadian public company subject to public disclosure obligations.

(5) Address 10 Lookout Hill, Winton Heights, PO Box EE-17971, Nassau, NP Bahamas.

(6) Address c/o Trident Trust company (BVI) Limited, Trident Chambers, P.O Box 146 Road Town, Tortola BVI.

(7)  Address 1135 Royal York Road, 1105 Etobicoke, Toronto, ON, M9A 0C3

(8) Address 1 Deer Park Crescent, Suite 506, Toronto, Ontario, Canada M4V 3C4.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table sets forth certain information with respect to the beneficial ownership of the Combined Company’s common stock and Series A Preferred Stock immediately after the Closing of the Exchange:

●	each person, or group of affiliated persons, expected by Blackboxstocks and Evtec to become the beneficial owner of more than 5% of each class of capital stock of the Combined Company;

●	each person expected to be a named executive officer or director of the Combined Company; and

●	all of the Combined Company’s executive officers and directors as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of May 10, 2024, through the exercise of any stock option, settlement of restricted stock units or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

The percentage of ownership is based on 3,226,145 shares of common stock and 3,269,998 shares of Series A Preferred Stock expected to be outstanding upon the Closing of the Exchange, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership.

Immediately after the consummation of the Exchange, based on the Exchange Ratio, it is expected that Evtec ordinary shareholders will own approximately 73.2% of the Combined Company’s common stock, and pre-Closing Blackboxstocks shareholders will own 26.8% of Combined Company’s common stock, subject to adjustment of the Exchange Ratio as set forth in the Exchange Agreement and taking into account an assumed Pre-Closing Financing of $5.0 million described in this information statement/prospectus. The Exchange Ratio is calculated using a formula intended to allocate a percentage of the Combined Company to existing Evtec ordinary shareholders.

The following table and the related notes assume that each Evtec ordinary share will convert into the right to receive 301.8 shares of Blackboxstocks common stock and to account for the occurrence of certain events discussed elsewhere in this information statement/prospectus. See “The Exchange Agreement—Exchange Consideration and Exchange Ratio” in this information statement/prospectus for more information regarding the Exchange Ratio.

*Less than 1%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock

As Individuals	Gust Kepler (1)	573,210	4.8%

	David Roberts (3)	1,620,534	13.5%

	Robert Winspear (2)	66,861	*

	Keith Stanton	301,776	2.5%

	Steven Norris		*

	Julia Steinbrenner (4)	129,763	1.1%

	Stephen Ilott		*

	Anil Khurana		*

As a Group	Executive Officers and Directors as a group (8 persons)	3,138,772	26.1%

	Jayne Roberts (5)	1,620,534	13.5%

	Captor Capital Corp. (6)	710,077	5.9%

Series A Preferred Stock
	Gust Kepler	3,269,998	100%

*Less than 1%

(1) Includes 192 shares owned by Judy Children Inheritance Trust for which Mr. Kepler serves as trustee. Excludes 3,269,998 shares of Series A Preferred Stock held by Mr. Kepler (separately noted in the table) which may be converted on a 5-for-1 share ratio (for a total of 653,999 shares of common stock) based upon the Company’s current market capitalization and the limitations provided for in our Conversion Agreement with Mr. Kepler. Each share of Series A Preferred Stock held by Mr. Kepler is entitled to 100 votes on all stockholder matters, and along with the common stock held by Mr. Kepler collectively represents approximately 59.3% of our issued and outstanding capital stock and approximately 99.2% of the voting power of our stockholders.

(2) Includes 37,000 shares owned by Winspear Investments LLC which is 100% owned by Mr. Winspear and his wife, and 6,250 shares owned by ACM Winspear Investments L.P. of which Mr. Winspear is general partner. Also includes 23,611 shares underlying a warrant exercisable by Mr. Winspear for 25,000 shares that vest over 36 months that are exercisable within 60 days of May 10, 2024.

(3) Consists of (i) 850,403 shares owned by David Roberts in his own name, (ii) 770,131 shares owned by Mr. Roberts’ wife, Jayne Roberts.

(4) Consists 129,763 shares held via George 4 Foundation Inc. of which she is a director.

(5) Consists of (i) 770,131 shares owned by Jayne Roberts in her own name, (ii) 850,403 shares owned by David Roberts.

(6) Consists of (i) 471,071 held by Captor Capital Corp and (ii) 239,006 shares issuable upon conversion of a loan memorialized under the 2024 Loan dated March 18, 2024 between Evtec and David Roberts (in respect of which the receivable has been assigned to Captor). Address 4 King Street West, Suite 401, Toronto, Ontario, Canada M5H 1B6. Captor Capital Corp. is a Canadian public company subject to public disclosure obligations.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price of Securities

Blackboxstocks common stock is listed on Nasdaq, trading under the symbol “BLBX”. Evtec is a private company and ordinary shares of Evtec are not publicly traded. The closing price of Blackboxstocks common stock on December 11, 2023, the last trading day prior to the public announcement of the Exchange, was $3.90 per share, and the closing price of Blackboxstocks common stock was $2.77 on May 3, 2024, each as reported on the Nasdaq Capital Market. These closing sale prices are not necessarily indicative of the price at which the common stock of the combined company will trade after the Closing. Because the market price of Blackboxstocks common stock is subject to fluctuation, the market value of the shares of Blackboxstocks common stock that Evtec shareholders will be entitled to receive in the Exchange may increase or decrease.

Assuming Nasdaq accepts the Combined Company’s application for initial listing on the Nasdaq Capital Market, following the consummation of the Exchange, the Combined Company will be renamed “Evtec Holdings, Inc.” and expects its common stock to trade on the Nasdaq Capital Market under the symbol “EVHI.”

As of May 6, 2024, the Record Date for approval of the Approved Actions, there were approximately 618 holders of record of Blackboxstocks common stock. As of May 3, 2024, Evtec had 46 holders of record of Evtec ordinary shares.

Because the Exchange Ratio will not be adjusted for changes in the market price of either Blackboxstocks common stock or Evtec ordinary shares, the market value of the Blackboxstocks common stock that holders of Evtec ordinary shares will have the right to receive on the date the Exchange is completed may vary significantly from the market value of the Blackboxstocks common stock that holders of Evtec ordinary shares would receive if the Exchange was completed on the date of this information statement/prospectus. See “Risk Factors—Risks Related to the Exchange.”

Dividends

Blackboxstocks has never declared or paid cash dividends and does not anticipate paying cash dividends on the Blackboxstocks common stock for the foreseeable future.

Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Exchange will be at the discretion of the Combined Company’s then-current board of directors and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

EXPERTS

The financial statements of Blackboxstocks, Inc. as of December 31, 2023 and 2022 and for the years then ended have been audited by Turner, Stone & Company, L.L.P., an independent registered public accounting firm, as stated in their report thereon (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the financial statements), and have been incorporated by reference in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Evtec as of June 30, 2023 and June 30, 2022 and for each of the years then ended included in this Prospectus have been so included in reliance on the report of Turner, Stone & Company, L.L.P., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Winstead, P.C. will pass upon the validity of the Blackboxstocks common stock offered by this information statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION & INCORPORATION BY REFERENCE

Blackboxstocks files annual, quarterly and current reports, proxy and information statements and other information with the SEC. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

As of the date of this information statement/prospectus, Blackboxstocks has filed a registration statement on Form S-4 to register with the SEC the Blackboxstocks common stock that Blackboxstocks will issue to holders of Evtec share capital in the Exchange. This information statement/prospectus is a part of that registration statement and constitutes a prospectus of Blackboxstocks, as well as an information statement of Blackboxstocks.

Blackboxstocks has supplied all information contained in this information statement/prospectus relating to Blackboxstocks, and Evtec has supplied all information contained in this information statement/prospectus relating to Evtec. If you would like to request documents from Blackboxstocks or Evtec, please send a request in writing or by telephone to either Blackboxstocks or Evtec at the following addresses:

Blackboxstocks Inc.

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

Attn: Corporate Secretary

Evtec Aluminium Limited

Chelmarsh, Daimler Green, Coventry, CV6 3LT, England

+44 024-7642-7000

Attn: Amaya Corcuera

The SEC allows Blackboxstocks to “incorporate by reference” into this information statement/prospectus the information Blackboxstocks files with the SEC, which means that Blackboxstocks can disclose important information to you by referring you to those documents. Information incorporated by reference is deemed to be part of this information statement/prospectus. Later information filed with the SEC will update and supersede this information.

This information statement/prospectus incorporates by reference the Blackboxstocks documents listed below (other than any portions of the documents not deemed to be filed), all of which have been previously filed by Blackboxstocks with the SEC:

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on April 1, 2024;

●	Definitive Proxy Statement on Schedule 14A filed on November 13, 2023;

●	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023;

●	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023;

●	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023;

●

Current Reports on Form 8-K filed with the SEC on January 31, 2023, April 10, 2023, April 24, 2023, April 25, 2023, June 15, 2023, August 17, 2023, October 26, 2023, November 29, 2023, December 12, 2023, January 2, 2024, April 22, 2024, and May 10, 2024;

●	The Description of Securities (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K filed with the Commission on April 16, 2020).

Blackboxstocks also incorporates by reference into this information statement/prospectus additional documents that it may file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this information statement/prospectus and prior to the Closing of the Exchange; provided, however that it is not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K. Such documents are considered to be a part of this prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On December 12, 2023, Blackboxstocks Inc. (“Blackboxstocks”), Evtec Aluminium Limited (“Evtec”) and certain holders of issued and outstanding capital shares of Evtec (each a “Seller”; collectively with holders of Evtec securities who subsequently become parties thereto, the “Sellers”) entered into a share exchange agreement (the “Exchange Agreement”). The Exchange Agreement contains the terms and conditions of the proposed business combination of Blackboxstocks and Evtec. Under the Exchange Agreement, Blackboxstocks will acquire the entire issued and outstanding share capital of Evtec (the “Exchange”).

At the closing of the Exchange (the “Closing”), each ordinary share of Evtec will be sold to Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock, based on the exchange ratio formula in the Exchange Agreement (the “Exchange Ratio”), rounded to the nearest whole share of Blackboxstocks common stock after aggregating all fractional shares issuable to each Seller.

Immediately following the Closing and assuming an Exchange Ratio of 301.8 shares of Blackboxstocks Common Stock for each Evtec Ordinary Share (which assumes Evtec raises $5.0 million in Pre-Closing Financing), the Blackboxstocks securityholders and holders of Evtec’s share capital are expected to own 26.8% and 73.2%, respectively, of the outstanding capital stock of the Combined Company.

The Exchange Ratio is subject to adjustment and the respective ownership percentages for Evtec and Blackboxstocks stockholders will change pursuant to any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into shares in the Evtec ordinary share capital or Blackboxstocks common stock), reorganization, recapitalization or other like change occurring after the date of the Exchange Agreement and prior to the Closing. These and other adjustments to the Exchange Ratio are described further in this information statement/prospectus. The potential impact of these terms has not been considered in the estimation of the number of shares of Blackboxstocks common stock that will be issued to holders of Evtec ordinary shares to complete the Exchange for purposes of calculating pro forma earnings per share amounts presented below. These terms are not expected to have a material impact on the number of shares transferred. In addition, Blackboxstocks common stockholders will receive contingent value rights (CVRs) for each share of Blackboxstocks common stock held of record as of immediately prior to the Closing that provide for the potential payment of additional consideration related to any and all net proceeds received from the granting, selling, licensing, or otherwise transferring any of the assets, rights, and properties owned, used, or useable by Blackbox.io Inc. (“Blackbox Operating), a wholly-owned subsidiary of Blackboxstocks.

The following unaudited pro forma condensed combined financial statements give effect to the exchange of all of the outstanding shares of Evtec for newly-issued shares of Blackboxstocks in the Exchange, pursuant to the Exchange Agreement between the companies, and were prepared in accordance with the regulations of the Securities and Exchange Commission (the “SEC”). Evtec was determined to be the accounting acquirer based upon the terms of the Exchange and other factors including: (i) Evtec’s board of directors will hold a majority of the board seats in the Combined Company and (ii) Evtec’s shareholders will have an ownership interest in the Combined Company’s common stock of approximately 73.2%.

In the unaudited pro forma condensed combined financial statements, the Exchange will be recorded as a business combination using the acquisition method of accounting under accounting principles generally accepted in the United States (“U.S. GAAP”). The Exchange will be accounted for as a reverse acquisition under the accounting guidance and Evtec, as the accounting acquirer, will record the assets acquired and liabilities assumed of Blackboxstocks in the Exchange at their fair values as of the acquisition date. Blackboxstocks and Evtec have determined a preliminary estimated purchase calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the Exchange are recorded at their estimated acquisition date fair values. A final determination of these estimated fair values will be based on the estimated net tangible and intangible assets and liabilities of Blackboxstocks that exist as of the date of completion of the Exchange.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 gives effect to the Exchange as if it took place on December 31, 2023 and combines the historical balance sheets of Blackboxstocks and Evtec as of such date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 gives effect to the Exchange as if it took place as of January 1, 2023, and combines the historical results of Blackboxstocks and Evtec for each period. The historical financial statements of Blackboxstocks and Evtec have been adjusted to give pro forma effect to events that are (i) directly attributable to the Exchange, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, at the date hereof are expected to have a continuing impact on the Combined Company’s results.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates of fair value of assets acquired and liabilities assumed. Differences between these preliminary estimates and the final acquisition accounting are likely to occur and these differences could be material as compared to the accompanying unaudited pro forma condensed combined financial statements and the Combined Company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Exchange may also differ materially from the information presented in these unaudited condensed combined pro forma financial statements as a result of, among other factors, the amount of capital raised by Evtec between entering the Exchange Agreement and closing of the Exchange; the amount of cash used in Blackboxstocks’ operations between the signing of the Exchange Agreement and the closing of the Exchange; the timing of closing of the Exchange; changes in the fair value of Blackboxstocks common stock; and other changes in Blackboxstocks assets and liabilities that occur prior to the completion of the Exchange.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies, if any. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for informational purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Blackboxstocks and Evtec been a combined company during the specified periods. The actual results reported in periods following the Exchange are expected to differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, actual differences from the assumptions used to prepare the pro forma financial information.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate Blackboxstocks and Evtec historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in this information statement/prospectus. Evtec’s historical financial statements included in this information statement/prospectus were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

Pro Forma Condensed Combined Balance Sheet

As of December 31, 2023

	Blackboxstocks Historical	Evtec Aluminium Historical	Adjustments	Pro Forma	Notes

Assets
Current assets:
Cash	$472,697	$2,216,947	$5,000,000	$7,689,644	A
Accounts receivable, net	18,212	4,968,398	-	4,986,610
Inventory	3,464	1,556,113	-	1,559,577
Marketable securities	2,955	-	-	2,955
Other receivable	475,000		(475,000)	-	C
Prepaid expenses and other current assets	35,161	10,775,543	-	10,810,704
Total current assets	$1,007,489	$19,517,001	$4,525,000	$25,049,490

Property and equipment:
Land and building				-
Machinery and equipment	52,281	6,541,598	-	6,593,879
Right of use lease, net of amortization	344,370	9,551,863	-	9,896,233
Total property and equipment	$396,651	$16,093,461	$-	$16,490,112

Investments	8,424,000			8,424,000
Intangible Assets
Goodwill		2,546,798	1,612,555	1,159,353	B

Total assets	$9,828,140	$38,157,260	$1,137,555	$54,122,954

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$842,404	$645,375	$-	$1,487,779
Accrued liabilities	1,613	16,817,122	-	16,818,736
VAT Payable		2,904,901	-	2,904,901
Unearned subscriptions	1,295,514	-	-	1,295,514
Lease liability right of use, current	64,818	8,103,544	-	8,168,362
Related party note		786,551		786,551
Notes payable, current portion	28,064	12,710,591	-	12,738,655
Total current liabilities	$2,232,413	$41,968,084	$-	$44,200,497

Long term liabilities:
Non-current payables		286,515		286,515
Notes payable	11,550	4,050,275	-	4,061,825
Lease liability right of use, long term	287,417	1,422,616	-	1,710,033
Total long-term liabilities	$298,967	$5,759,406	$-	$6,058,373

Commitments and contingencies

Stockholders’ equity (deficit)
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and outstanding	-			-
Series A Convertible Preferred Stock, $0.001 par value, 5,000,000 shares authorized; 3,269,998 issued and outstanding	3,270			3,270
Common stock, $0.001 par value, 100,000,000 shares authorized: 3,223,015 issued and outstanding at December 31, 2023	3,223	35,527	(26,742)	12,007	D
Treasury stock	(27,650)	-	27,650	-	D
Additional paid in capital	26,802,808	6,074,572	(12,599,930)	20,277,450	A,B,D
Foreign currency translation adjustment			139,961	139,961	D
Accumulated deficit	(19,484,891)	(15,680,330)	18,596,616	(16,568,605)	C,D,E
Total stockholders' equity	$7,296,760	$(9,570,231)	$6,137,555	$3,864,084

Total liabilities and stockholders' equity (deficit)	$9,828,140	$38,157,259	$6,137,555	$54,122,954

Pro Forma Condensed  Combined Statement of Operations

For the year ended December 31, 2023

	Blackboxstocks Historical	Evtec Aluminium Historical	Adjustments	Pro Forma Combined	Notes
Revenue:
Subscriptions	$3,096,112	$-		$3,096,112
Other revenues	9,914	38,507,154		38,517,068
Total revenues	$3,106,026	$38,507,154		$41,613,180

Cost of revenues	1,666,192	37,506,804		39,172,996

Gross margin	$1,439,834	$1,000,350		$2,440,184

Operating expenses:
Software development costs	923,720	-		923,720
Selling, general and administrative	5,140,391	8,169,474	488,791	13,798,656	C,E
Advertising and marketing	629,984	-		629,984
Other operating income	-	(4,095,799)	(817,729)	(4,913,528)	C
Depreciation and amortization	43,410	-		43,410
Total operating expenses	6,737,505	4,073,675	(328,938)	10,482,242

Operating loss	$(5,297,671)	$(3,073,325)	$328,938	$(8,042,058)

Other (income) expense:
Interest expense	633	2,813,499		2,814,132
Gain from debt forgiveness	-	-		-
Other income	(575,000)		575,000	-	C
Investment (income) loss	(58,849)			(58,849)
Total other (income) expense	$(633,216)	$2,813,499	$575,000	$2,775,283

Loss before income taxes	$(4,664,455)	$(5,886,824)	$246,062	$(10,797,341)

Income taxes	-	-		-

Net loss	$(4,664,455)	$(5,886,824)	$167,213	$(10,797,341)

Weighted average number of common shares outstanding - basic and diluted	3,219,224		8,784,981	12,004,205

Net loss per share - basic and diluted	$(1.45)			$(0.90)

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1.	Description of the Transaction, Basis of Presentation

Description of the Transaction

On December 13, 2023, Blackboxstocks, Evtec, and the Sellers entered into the Exchange Agreement. The Exchange Agreement contains the terms and conditions of the proposed business combination of Blackboxstocks and Evtec. Under the Exchange Agreement, and pursuant to the Exchange, Blackboxstocks will acquire the entire issued and outstanding share capital of Evtec. Evtec’s issued share capital currently consists of ordinary shares.

At the Closing, each ordinary share of Evtec will be sold to Blackboxstocks in exchange for a number of shares of Blackboxstocks common stock, based on the Exchange Ratio, rounded to the nearest whole share of Blackboxstocks common stock after aggregating all fractional shares issuable to each Seller.

Immediately following the Closing and assuming an Exchange Ratio of 301.8 (which assumes that Evtec raises $5.0 million in the Pre-Closing Financing), the holders of Evtec’s share capital are expected to own approximately 73.2% of the outstanding capital stock of Blackboxstocks.

Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X on a basis consistent with U.S. GAAP. The unaudited condensed combined pro forma financial position and results of operations of the Combined Company is based upon the separate historical data of Blackboxstocks and Evtec. Evtec’s historical financial statements were prepared under IFRS and presented in British Pounds Sterling (“GBP”). For purposes of the unaudited pro forma condensed combined financial statements, Evtec’s presentation currency has been converted to U.S. dollars.

The accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2023 is presented as if the Exchange had been completed on December 31, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 gives effect to the Exchange as if it took place as of January 1, 2023, and were prepared using the historical results of Blackboxstocks and Evtec for the year ended December 31, 2023, respectively.

Blackboxstocks and Evtec have different fiscal year ends. As Blackboxstocks’ fiscal year ended December 31 is in excess of 93 days of Evtec’s fiscal year ended April 30, Evtec’s financial statements are required to be adjusted to a period within 93 days of Blackboxstocks’ fiscal year end pursuant to Rule 11-02 of Regulation S-X.

The historical financial information of Blackboxstocks was derived from the audited financial statements of Blackboxstocks as of and for the year ended December 31, 2023.

The historical financial information of Evtec was derived from (i) the audited financial statements of Evtec as of and for the year ended June 30, 2023 and (ii) the unaudited financial statements of Evtec as of and for the six months ended December 31, 2023. The historical unaudited statement of operations of Evtec for the year ended December 31, 2023 was determined by subtracting the historical unaudited statement of operations for the six months ended December 31, 2022 from the historical audited statement of operations for the year ended June 30, 2023 and adding the historical unaudited statement of operations for the six months ended December 31, 2023 to the historical audited statement of operations for the year ending June 30, 2023.

Accounting Policies

During the preparation of the accompanying unaudited pro forma condensed combined financial information, management did not identify any material differences between Blackboxstocks’ accounting policies and the accounting policies of Evtec.

Note 2.	Accounting for the Exchange

Blackboxstocks prepares its financial statements in accordance with U.S. GAAP. The Exchange will be accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations, which provides guidance for the determination of the accounting acquirer for this transaction. In connection with the Exchange, Evtec is the accounting acquirer and Blackboxstocks is the accounting acquiree. In identifying Evtec as the acquiring entity for accounting purposes, Blackboxstocks and Evtec took into account a number of factors as of the date of this Form S-4, including the relative voting rights and the intended corporate governance structure of the Combined Company as well as the relative size of the individual companies and the similarity of their business operations. Evtec is considered the accounting acquirer since it will control the board of directors of the Combined Company and its shareholders will have an ownership interest in the Combined Company’s common stock of approximately 73.2%. Although Gust Kepler, Chief Executive Officer of Blackboxstocks will retain 100% of the Series A Preferred Stock which provides voting control over the combined company, the Company has a redemption right to the Series A Preferred Stock. In addition, the revenues and assets of Evtec are substantially larger than those of Blackboxstocks and they operate in dissimilar industries. the company believes that these factors render Evtec as the accounting acquiror. Under the acquisition method of accounting, the assets and liabilities of Blackboxstocks, as the accounting acquiree, will be recorded at their respective fair value as of the date the Exchange is completed.

Management has estimated the preliminary purchase price and not yet completed an external valuation analysis of the fair value of Blackboxstocks’ assets to be acquired and liabilities to be assumed. As a result, management has estimated the allocation of the preliminary purchase price to Blackboxstocks’ assets and liabilities. This preliminary purchase price allocation has been used to prepare the pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when the final purchase price has been determined, the final assets and liabilities and any asset sales are known, and detailed valuations and any other studies and calculations deemed necessary have been completed. The final purchase price and purchase price allocation could differ materially from the preliminary purchase price and purchase price allocation used to prepare the pro forma adjustments resulting from changes to assets and liabilities and to the ultimate purchase consideration, and operations during the intervening period to the Closing of the Exchange, among other factors.

The preliminary purchase price, or the proportional value to be retained by the Blackboxstocks stockholders and the holders of its common stock equivalents, has been based on the last reported sale price of Blackboxstocks common stock on The Nasdaq Capital Market on May 3, 2023. This preliminary purchase price is based on the aggregate number of shares of Blackboxstocks common stock and common stock equivalents (excluding the Series A Preferred Stock) expected to be outstanding, giving consideration to in-the-money share options and warrants using the treasury stock method, at the Closing, of the Exchange as summarized below:

Blackboxstocks market price as of May 3, 2024	$2.77

Blackboxstocks estimated outstanding common shares at close	3,226,145
Less treasury shares	10,607
Adjustment for common stock equivalents	821

Blackboxstocks adjusted outstanding common shares at close	3,216,359

Estimated Preliminary purchase price	$8,909,315

Note 3.	Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments that are (i) directly attributable to the Exchange, (ii) factually supportable, and (ii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of operations of the company. The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

A.

Concurrently with the execution of the Exchange Agreement, certain existing investors of Evtec, pursuant to binding equity commitment letters by and between each investor and Evtec, agreed to subscribe in a private placement of securities of Evtec as of immediately prior to the Closing (the “Pre-Closing Financing”). This adjustment reflects an expected $5.0 million in net proceeds from the Pre-Closing Financing.

B.

This adjustment records goodwill resulting from the Exchange. Goodwill represents the excess of the preliminary estimated purchase price over the estimated fair value of Blackboxstocks identified net assets.

C.

This adjustment deducts $1,044,088 of estimated transaction costs directly attributable to the Closing of the Exchange. The $1,044,088 in transaction costs includes $226,539 in legal, accounting, and other incurred by Blackboxstocks and $817,729 in legal, accounting, and other expenses incurred by Evtec. The combined impact of the transaction costs has also been reflected as an adjustment to retained earnings on the Condensed Combined Pro Forma Balance Sheet. In addition, Blackboxstocks recorded $575,000 in other income related to extension fees and expense reimbursement in connection with the execution of the Amended LOI in November 2023. This item, and its related receivable have been eliminated.

D.

This adjustment reflects (i) the elimination of Blackboxstocks’ historical stockholders’ equity and (ii) the issuance of Blackboxstocks common stock in exchange for Evtec’s ordinary shares to finance the acquisition.

E.

This adjustment reflects the impact of estimated changes in executive and director compensation including known awards of stock-based compensation. The Closing of the Exchange will accelerate will cause the immediate vesting of all unvested stock options and warrants. The total expected expense of the immediate vesting of $297,156 has not been included as an adjustment due to its non-recurring nature.

Note 4.	Conversion of Reporting Currency for Evtec Entities

The financial statements of Evtec were originally prepared in GBP. For purposes of the pro forma financial statements, all amounts in the December 31, 2023 balance sheet were converted to U.S. Dollars (USD) using a published exchange rate of 0.7583 GBP per USD at that date. All statement of operations amounts for the year ended December 31, 2023 were converted to USD using the average exchange rates for the periods of 0.8040 GBP per USD.

The unaudited financial statements of Evtec Aluminium Limited for the six months ended December 31, 2023 and 2022 have not been reviewed by its independent registered public accounting firm.

Independent Auditor’s Report

To the Board of Directors

Evtec Aluminium Limited

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Evtec Aluminium Limited (the Company), which comprise the statements of financial position as of June 30, 2023 and 2022, and the related statements of profit or loss and other comprehensive income, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Evtec Aluminium Limited as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Evtec Aluminium Limited and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses, has shareholders’ deficit, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with (IFRS), and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Evtec Aluminium Limited’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Evtec Aluminium Limited’s internal control. Accordingly, no such opinion is expressed.

●

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Evtec Aluminium Limited’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Turner, Stone & Company, L.L.P.

Certified Public Accountants

Dallas, Texas

May 10, 2024

Evtec Aluminium Limited

Statements of Profit or Loss and Other Comprehensive Income

For the Years Ended 30 June 2023 and 2022

	Year ended	Year ended
	30 June 2023	30 June 2022
	£	£
CONTINUING OPERATIONS
Revenue	25,355,301	11,625,955
Cost of sales	(25,606,425)	(12,382,006)
GROSS LOSS	(251,124)	(756,051)
Other operating income	2,603,006	-
Administrative expenses	(5,252,769)	(2,905,750)
Other operating expenses	(50,000)	(181,761)
OPERATING LOSS	(2,950,887)	(3,843,562)
Finance costs	(1,921,143)	(695,980)
LOSS BEFORE INCOME TAX	(4,872,030)	(4,539,542)
Income tax	-	-
LOSS FOR THE YEAR	(4,872,030)	(4,539,542)
OTHER COMPREHENSIVE INCOME	-	-
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(4,872,030)	(4,539,542)

Evtec Aluminium Limited

Statements of Financial Position

As of 30 June 2023 and 2022

	Notes	30 June 2023	30 June 2022
		£	£
ASSETS
NON-CURRENT ASSETS
Goodwill	10	2,000,000	2,000,000
Owned property, plant and equipment	11	5,086,863	5,795,004
Right-of-use Property, plant and equipment		8,420,018	5,770,555
		15,506,881	13,565,559
CURRENT ASSETS
Inventories	12	515,028	994,113
Trade and other receivables	13	6,941,197	2,077,224
Cash and cash equivalents		620,939	189,501
		8,077,164	3,260,838
TOTAL ASSETS		23,584,045	16,826,397
SHAREHOLDERS' DEFICIT
Called up share capital	14	26,377	2
Share premium		1,999,999	1,999,999
Accumulated loss		(9,411,572)	(4,539,542)
TOTAL SHAREHOLDERS' DEFICIT		(7,385,196)	(2,539,541)
LIABILITIES
NON-CURRENT LIABILITIES
Accrued expenses	16	225,000	599,539
Loans from related parties		-	586,602
Interest bearing loans and borrowings	17	14,851,008	12,469,763
		15,076,008	13,069,302
CURRENT LIABILITIES
Trade creditors		1,387,214	760,062
Social security and other taxes		805,755	147,745
Accrued expenses		4,568,870	971,075
VAT		985,258	299,190
Loans from related parties		813,377	-
Other creditors		37,218	1,114,337
Trade and other payables	16	8,597,692	3,292,409
Interest bearing loans and borrowings	17	7,295,541	3,004,227
TOTAL CURRENT LIABLITIES		15,893,233	6,296,636
TOTAL LIABILITIES		30,969,241	19,365,938
TOTAL SHAREHOLDERS' DEFICIT AND LIABILITIES		23,584,045	16,826,397

Evtec Aluminium Limited

Statements of Changes in Equity

For the Years Ended 30 June 2023 and 2022

	Called up share capital	Accumulated loss	Share premium	Total Shareholders’ deficit
	£	£	£	£
Balance at 1 July 2021	1	-	-	1
Changes in equity
Issue of share capital	1	-	1,999,999	2,000,000
Total comprehensive loss	-	(4,539,542)	-	(4,539,542)
Balance at 30 June 2022	2	(4,539,542)	1,999,999	(2,539,541)

Changes in equity

Issue of share capital	26,375	-	-	26,375
Total comprehensive loss	-	(4,872,030)	-	(4,872,030)
Balance at 30 June 2023	26,377	(9,411,572)	1,999,999	(7,385,196)

Evtec Aluminium Limited

Statements of Cash Flows

For the Years Ended 30 June 2023 and 2022

	Year ended	Year ended
	30 June 2023	30-Jun-22
	£	£
Cash flows from operating activities
Loss before income tax	(4,872,030)	(4,539,542)
Depreciation charges	2,028,770	719,321
Gain on waiver of balances	(1,098,911)	-
Finance costs	1,921,143	695,980

(Increase) / decrease in inventories	479,085	105,887
Increase in trade and other receivables	(4,863,973)	(2,077,224)
Increase in trade and other payables	4,217,292	3,034,382
Cash generated from operations	(2,188,624)	(2,061,196)

Interest paid	(1,418,750)	(425,016)
Net cash from operating activities	(3,607,374)	(2,482,979)

Cash flows from investing activities
Acquisition of business	-	(11,084,670)
Purchase of tangible fixed assets	(41,047)	(176,915)
Additions to leases	-	2,035,000
Sale of tangible fixed assets	-	1,500
Net cash from investing activities	(41,047)	(9,221,852)

Cash flows from financing activities
New loan proceeds	9,388,950	11,273,645
Loan prepayment fees	(450,000)	-
Loan repayments	(4,416,666)	(1,962,683)
Payment of lease liabilities	(695,575)	-
Increase in related party loan	226,775	586,602
Share issue	26,375	2,000,002
Net cash from financing activities	4,079,859	11,897,564

Increase in cash and cash equivalents	431,438	189,500
Cash and cash equivalents at beginning of year	189,501	1
Cash and cash equivalents at end of year	620,939	189,501

Non-cash transactions
Acquisition of right to use assets	3,872,795	3,731,905
Transfer from property and equipment to right to use assets	235,000	1,951,904

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

1.	STATUTORY INFORMATION

Evtec Aluminium Limited ( "the Company"), company number 13182146 is a private company, limited by shares, registered in England and Wales. The Company's registered office is: Chelmarsh, Daimler Green, Coventry, England CV6 3LT. The Company was incorporated on 5 February 2021 and changed its name from Evtec Assetco Ltd, on 23 August 2021.

The Company operates from two sites in Coventry and Kidderminster and manufactures and supplies lightweight aluminium castings to major automotive manufacturers.

The presentation currency of the financial statements is the Pound Sterling (£). The functional currency of the Company is the Pound Sterling (£).

These financial statements are approved for issuance by the directors on May 9, 2024.

2.	ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared on a historical cost basis, modified to include certain financial instruments at fair value.

Going concern

The Company incurred a net loss of £4.9 million for the year ended June 30, 2023 (June 30, 2022: £4.5 million), as of that date, the Company’s accumulated losses of £ 9.4 million (June 30, 2022: accumulated losses of £4.5 million) has resulted in deficit of share capital by £7.4 million (deficit of £ 2.5 million) and current liabilities exceeded its current assets by approximately £7.8 million (June 30, 2022: £3.0 million). The Company has a loan with customer of £4.2 million that has an initial repayment date of 31 Match 2023, the customer has not taken any recovery action, imposed any restrictions and continues to provide support as described below.

These events or conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that it has the adequate resources to continue its business for the foreseeable future; after considering the following mitigating factors:

Shareholders funding and Support

As detailed in Note 21, on December 12, 2023, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Blackboxstocks Inc a company listed on Nasdaq. Upon the terms and subject to the satisfaction of the conditions described in the Share Exchange Agreement, we expect Blackboxstocks Inc to acquire all of the issued and outstanding share capital of the Company, with the result of Company becoming a wholly owned subsidiary of Blackboxstocks Inc. After the Share Exchange is complete, as part of a listed group management expects to be able to identify new sources of finance.

The Company is in advanced negotiations with a number of potential investors with the intention of securing significant levels of future investment. Subsequent to 30 June 2023, the Company issued 1,522 new shares for a total consideration of £2,771,883. Of the total consideration £2,179,601 will be satisfied by the provision of business services, and £592,282 will be satisfied in cash. A convertible loan note of $1,000,000 has also been issued by the Company.

The Director has committed to providing financial support to the Company for a period not less than one year from the date of signing of these financial statements.

The Company also has firm commitments from other individuals and companies for additional equity investment.

Funds from operations

The most recent long-term plan prepared by the Company and approved by the director and senior management, shows a track to profitability during calendar year 2025. Free cash flow also becomes positive in 2025 and from that point there is no requirement for external funding.

Profitability is achieved through an increase in business from customers who are committed to introduce new electric vehicle platforms, that will add to the Company’s current operations that are focused on internal combustion vehicles.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

2.	ACCOUNTING POLICIES - continued

Expected customer support

The Company is a critical supplier to automotive manufacturers and receives support from them in recognition of this. Evidence of continued support includes £3m of customer cash support payments that have been received by the Company since 30 December 2023. Management are confident in continued support from customer.

Rescheduling of the loan from a customer.

The Company’s £9.2 million customer loan has been rescheduled, with the customer indicating they will not expect repayment before April 2025. This rescheduling significantly reduces the short term liquidity pressure the Company would otherwise face.

Based on the above mitigating factors, the Company’s cash flow forecast for the 12-month period from the reporting date indicates a net positive cash flow position. Therefore, management continues to believe that it remains appropriate to prepare these financial statements on a going concern basis.

Revenue recognition

IFRS 15 Revenue, requires revenue to be recognised under a 'five step' approach when a customer obtains control of goods or services in line with the performance obligations identified on the contract. Under IFRS 15, revenue recognition must reflect the standard's five-step approach which requires the following:

-	Identification of the contract with the customer;
-	Identification of the performance obligations in the contract;
-	Determination of the transaction price;
-	Allocation of the transaction price to the performance obligations;
-	Recognition of the revenue when (or as) each performance obligation is satisfied.

Revenue is measured at the fair value of the consideration received or receivable, excluding discounts, rebates, value added tax and other sales taxes.

Revenue from the sale of goods and services in the course of ordinary activities is measured at fair value of the consideration received or receivable, net of returns, trade discounts, and volume rebates.

Revenue is recognised on completion of each performance obligation and when control has been passed to the customer. For production revenue, this is recognised at a point in time upon provision of an executed sales agreement or purchase order which signify that control has been passed to the customer and recovery of the consideration is probable.

The Company issues discounts based on sales volumes which are recognised as a reduction in revenue.

Production: represents goods manufactured or assembled on site, to contract orders, typically for new car production. Production runs are aligned with client orders, and income is recognised at a point in time on dispatch.

Tooling: contracts are entered into in advance of production runs, and income is recognised at a point in time, when the customer accepts delivery.

Energy support from customers is included within turnover as the substance of the transaction is an increase in the price charged for goods sold.

Customer cash support is recorded in other operating income.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

2.	ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash represents cash in hand and deposits held on demand with financial institutions. Cash equivalents are short- term, highly-liquid investments with original maturities of three months or less (as at their date of acquisition). Cash equivalents are readily convertible to known amounts of cash and subject to an insignificant risk of change in that cash value.

In the presentation of the Statement of Cash Flows, cash and cash equivalents also include bank overdrafts. Any such overdrafts are shown within borrowings under ‘current liabilities’ on the Statement of Financial Position.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value,

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organised workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree. Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date.

Goodwill is initially measured at cost (being the excess over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Impairment of non-financial assets

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

The Company bases its impairment calculation on most recent budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year Impairment losses of continuing operations are recognised in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

2.	ACCOUNTING POLICIES - continued

Goodwill is tested for impairment annually as at 30 June and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount. When the recoverable amount is less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 30 June, and when circumstances indicate that the carrying value may be impaired.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

- In the principal market for the asset or liability Or

- In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

- Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

- Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

- Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Management determines the policies and procedures for both recurring fair value measurement, and unquoted financial assets, and for non-recurring measurement,

At each reporting date, management analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies assumptions used in the valuations. For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

2.	ACCOUNTING POLICIES -continued

Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and any provision for impairment losses. Depreciation is provided at rates calculated to write off the cost less estimated residual value of fixed assets over their expected useful lives as follows:

Depreciation is provided at the following annual rates in order to write off each asset over its estimated useful life or, if held under a finance lease, over the lease term, whichever is the shorter.

Short leasehold - Period of lease

Plant and machinery - Straight line over 3 to 15 years

Fixtures and fittings - Straight line over 10 years

Motor vehicles         - Straight line over 5 years

Computer equipment - Straight line over 5 years and Straight line over 3 years

Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for, as follows:

Raw materials: purchase cost on a first-in/first-out basis;

Finished goods and work in progress: cost of direct materials and labour and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

Management uses valuation techniques to estimate the cost of inventories. The cost of work in progress and finished goods includes an element of standard cost, that takes into account normal levels of material, labour and manufacturing efficiency. These methods are regularly reviewed and revised in the light of current conditions and any changes in the estimates may affect the carrying value of inventories.

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

Timing differences arise from the inclusion of income and expenses in tax assessments in periods different from those in which they are recognised in financial statements. Deferred tax is measured using tax rates and laws that have been enacted or substantively enacted by the year end and that are expected to apply to the reversal of the timing difference.

Unrelieved tax losses and other deferred tax assets are recognised only to the extent that it is probable they will be recovered against the reversal of deferred tax liabilities or other future taxable profits.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. Current income tax relating to items recognised directly in equity is recognised in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the statement of financial position date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of transaction. Exchange differences are taken into account in arriving at the operating result.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low value assets. The Company recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. Judgement is applied to determine whether consideration is incurred and other terms within such arrangements.

-	Right-of-use assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-to-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimate useful lives of the assets. The lease term would only include periods covered by an option to extend if the Company is reasonably certain to exercise that option. Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36. The Company has concluded that there is no residual value in any of the rental leases.

-	Lease liabilities

At the commencement date of the lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate and any other payments to the lessor relating to the leased asset which are determined to be in substance lease payments.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting for a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

-	Short-term leases and leases of low value assets.

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

Employee benefit costs

The Company operates a defined contribution pension scheme. Contributions payable to the Company's pension scheme are charged to the income statement in the period to which they relate.

Financial Instruments

The Company recognises financial instruments when it becomes a party to the contractual arrangements of the instrument. Financial instruments are de-recognised when they are discharged or when the contractual terms expire. The Company’s accounting policies in respect of financial instruments are explained below. Financial assets and financial liabilities are initially measured at fair value.

Financial Assets

All recognised financial assets are subsequently remeasured in their entirety at either fair value or amortised costs depending on the classification of the financial asset.

Impairment of financial assets

The Company always recognises lifetime ECL for trade receivables and amounts due on contracts with customers. The expected credit losses on these financial assets are estimated based on Company’s historical credit loss experience adjusted for the factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.

Financial liabilities

Financial liabilities which are neither contingent consideration of an acquirer in a business combination, held for trading, nor designated as at fair value through profit and loss are subsequently measured at amortised cost using the effective interest method. This is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows through the expected life of the financial liability, or where appropriate a shorter period, to the amortised cost of a financial liability.

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

Reference to the Conceptual Framework – Amendments to IFRS 3

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Leases

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

IAS 41 Agriculture – Taxation in fair value measurements

None of these amendments had an impact on the financial statements of the Company.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Key sources of estimation uncertainty

The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

Useful lives of property, plant and equipment

Management reviews the useful lives of property, plant, and equipment on a regular basis. Any changes in estimates may affect the carrying amounts of the respective property, plant and equipment with a corresponding effect on the related depreciation charge. The Company reviews the carrying amounts of its property, plant, and equipment to determine indication for impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Measurement of the cost of inventories

Management uses valuation techniques to estimate the cost of inventories. The cost of work in progress includes an element of standard cost, which takes into account normal levels of materials, labour and manufacturing efficiency. The cost of finished goods is calculated by reducing the sales value of the inventory by the appropriate percentage profit margin. These methods are regularly reviewed and revised in the light of current conditions, and any changes in the estimates may affect the carrying amounts of inventories.

Bad debt provisioning

In order to monitor potential credit losses, management perform ongoing credit evaluations of the Company's customers' financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management's assessment of the expected collectability of all accounts receivable. The allowance for doubtful account is reviewed periodically to assess the adequacy of the allowance.

Dilapidations and environmental provision

An estimate of costs as at the reporting date associated with rented building dilapidation costs and environmental charges has been made that reflects potential costs and likelihood of incurring such costs.

Intangible asset impairment reviews

An impairment review is conducted annually on intangible assets which are not being amortised. Such reviews include management making judgements of appropriate discount and growth rates, together with estimates of future cashflows.

Going concern assessment

The going concern assessment requires management to make making judgements of appropriate discount and growth rates, together with estimates of future cashflows. Management is also required to make appropriate judgements on the availability of future sources of financing.

Leases

Estimating the incremental borrowing rate, the Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of- use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

4	REVENUE

Set out below is the disaggregation of the Company’s revenue from contracts with customers, between revenue from sales of products and tooling revenue.

Revenue

	Year ended	Year ended
	30 June 2023	30 June 2022
	£	£
Production and assembled goods	24,955,961	11,557,410
Sale of tooling goods	399,340	68,545
	25,355,301	11,625,955

Contract Balances

	30 June 2023	30 June 2022
	£	£
Contract assets	3,043,144	55,971
Contract liabilities	(2,931,633)	(82,101)
	111,511	(28,130)

Contract assets include amounts paid to third party suppliers in connection with the supply of goods for the production of specialist tooling equipment.

Contract liabilities include long-term advances received to deliver specialised tooling equipment for use in the production of goods for the customer.

The entire above revenue is recognised at a point in time when the customer has accepted delivery.

The Company has two customers, each of the customers contribute more than 10% of revenue.

5	OTHER OPERATING INCOME

	Year ended	Year ended
	30 June 2023	30 June 2022
	£	£
Loan waived by customer	950,000	-
Customer cash support received	1,500,000	-
Interest payable balance waived by customer	148,911	-
Other operating income	4,095	-
	2,603,006	-

During the year, a loan from a key customer of £950,000 (2022: £nil) and interest payable of £148,911 (2022 £nil) was waived by the customer. Accordingly, the balances were written off by recognising as customer support revenue.

Further to the waiver described above, during the year the customer also provided cash support of £1,500,000 (2022: £nil).

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

6	OTHER OPERATING EXPENSES

During the year, the Company incurred £50,000 (2022: £181,761) of costs relating to one-off items, as a result of the acquisition of the manufacturing business and certain assets, on 18th November 2021

7	NET FINANCE COSTS

	Year ended	Year ended
	30 June 2023	30 June 2022
	£	£
Bank loan interest	569,425	268,507
Interest on loans from related parties	21,771	12,937
Interest on other loans	509,062	260,822
Interest on lease liabilities	792,717	12,937
Other interest	28,168	-
	1,921,143	695,980

8	INCOME TAX

Analysis of tax expense

No liability to UK corporation tax arose for the year ended 30 June 2023 nor for the year ended 30 June 2022.

Factors affecting the tax expense

The tax assessed for the year is higher than the standard rate of corporation tax in the UK. The difference is explained below:

	Year ended	Year ended
	30 June 2023	30 June 2022
	£	£
Loss before income tax	(4,872,030)	(4,539,542)
Loss multiplied by the standard rate of corporation tax in the UK of 20.500% (2022 - 19%)	(998,766)	(862,513)
Effects of:
Permanently disallowed	22,166	22,397
IFRS transitional adjustment - spreading	5,051	(21,970)
Deferred tax assets not recognised	971,549	862,086

Tax expense	-	-

From 1st April 2023, the rate of corporation tax increased from 19% to 25%. This has been reflected in the average rates used above.

At the period end the Company had unrelieved tax losses of £8,086,066 (2022: £4,052,703). Due to uncertainty over the timing of recovery, no deferred tax asset has been included in respect of the losses.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

Of the unrelieved tax losses, £1,478,762 (June 30 2023: £1,478,762) relates to expenditure allocated to the Research and Development claim.

9	ACQUISITION OF BUSINESS

On 18 November 2022 the Company acquired the trade and assets of Liberty Aluminium Technologies Limited and Liberty Advanced Engineering Products PTE Ltd. The business supplies aluminium castings to major automotive manufacturers.

Fair Value
£
Net assets acquired	7,984,670
Property plant and equipment	1,100,000
Inventories	9,084,670
Goodwill	2,000,000
Total consideration	11,084,670

Consideration of £11,084,670 was settled in cash . There was no deferred or contingent consideration.

Goodwill comprises the value of expected synergies arising from the acquisition.

10	GOODWILL

COST	£
At 1 July 2022 and 30 June 2023	2,000,000
COST AND NET BOOK VALUE
At 30 June 2023	2,000,000
At 30 June 2022	2,000,000

Goodwill arising on business combinations is not amortised but is reviewed for impairment on an annual basis, or more frequently if there are indications that goodwill may be impaired. Goodwill acquired in a business combination is allocated to a single cash generating unit at which management monitor that goodwill.

An annual impairment review was performed comparing the carrying value of the CGU with its recoverable value. Key assumptions used in the value in use calculation are the discount rate, and the forecasted cash flows. financial forecasts, including the cashflow are based on future committed customer orders, standard cost information and historic and current experience.

An internal rate of return (IRR) calculation was performed that validated management's assessment that the value in use was in excess of carrying value. The IRR was calculated at 27% which management consider to be evidence the reported value is lower that the value in use management consider the WACC to be 20%, and calculated headroom was in excess of £2.6m. The calculation used a ten year time frame, based on a 5 year forecast, which reflects the expected increase in customer demand due to introduction of new vehicles, a 27% annual revenue growth rate across the time frame. Beyond the five year forecast, management assumed a consistent level of activity and cash flow, reflecting the post launch maturity phase.

Sensitivity analysis was performed, by reducing operating cash flows by 20%, and by modelling sales growth being delayed by one year. No impairment was indicated.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

11	PROPERTY, PLANT AND EQUIPMENT

Owned assets
	Plant and machinery	Fixtures and fittings	Computer Equipment	Totals
	£	£		£
COST
At 1 July 2021	-	-	-	-
Additions	165,340	3,088	8,487-	176,915
Transfer to right of use	(2,035,000)	-	-	(2,035,000)
Acquisition of business	7,984,670	-	-	7,984,670
Disposals	(5,000)	-	-	(5,000)
At 30 June 2022	6,110,010	3,088	-	6,121,585
Additions	38,806	-	2,241	41,047
Transfer to right of use	(230,000)	-	-	(230,000)
At 30 June 2023	5,918,816	3,088	10,728	5,932,632

DEPRECIATION
At 1 July 2021	-	-	-	-
Charge for the period	409,067	76	261	409,944
Transfer to right of use	(83,096)	-	-	83,096
Disposals	(267)	-	-	(267)
At 30 June 2022	326,244	1,252,993	261	326.581
Charge for the period	515,247	332	3,429	519,188
At 30 June 2023	841,671	408	3,690	845,769

NET BOOK VALUE
At 31 June 2023	5,077,145	2,680	7,038	5,086,863
At 30 June 2022	5,783,766	3,012	8,226	5,795,004

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

Right of use assets
	Leased land and buildings		Plant and machinery	Motor Vehicles	Computer Equipment	Totals
	£		£	£	£	£
COST
At 1 July 2021	-		-	-	-	-
Additions	3,965,503		162,525	-	-	4,128,028
Transfer to right of use			2,035,000	-	-	2,035,000
At 30 June 2022	3,965,503		2,197,525	-	-	6,163,028
Additions	3,661,445		156,109	24,431	30,810	3,872,795
Transfer to right of use	-		230,000	-	-	230,000
At 30 June 2023	7,626,948		5,918,816	24,431	30,810	10,265,823

DEPRECIATION
At 1 July 2021	-		-	-	-	-
Charge for the period	262,269		47,108	-	-	309,377
Transfer to right of use		-	83,096	-	-	83,096

At 30 June 2022	262,269		130,204	-	6,066	392,473
Charge for the period	1,159,245		281,118	6,993	6,066	1,453,332
At 30 June 2023	1,421,514		841,671	6,903	6,066	1,845,805

NET BOOK VALUE
At 31 June 2023	6,205,434		2,172,312	17,528	24,744	5,086,863
At 30 June 2022	3,708,234		2,067,321	-		5,795,004

12	INVENTORIES

	30 June 2023	30 June 2022
	£	£
Raw materials	272,744	532,916
Work-in-progress	208,626	400,509
Finished goods	33,658	60,688
	515,028	994,113

13	TRADE AND OTHER RECEIVABLES

	30 June 2023	30 June 2022
	£	£
Trade debtors	3,038,426	1,586,296
Other debtors	471,368	410,861
Contract assets	3,043,344	53,791
Prepayments	388,259	26,096
	6,941,197	2,077,224

The Company has entered into an agreement whereby a proportion of trade debtors have been discounted with a finance Company, in return for which it receives advances against a proportion of the sums due. The value of trade debtors subject to invoice finance within trade debtors at 30 June 2023: £2,633,776, (30th June 2022 £1,586,296).

Ageing of trade receivables	Current	More than 30 days past due	More than 60 days past due	More than 90 days past due	Total
At 30 June 2023	2,590,636	444,245	2,951	594	3,038,426
At 30 June 2022	1,452,282	104,422	-	29,592	1,586,296

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

14	CALLED UP SHARE CAPITAL

Allotted, issued and fully paid:

	2023	2023	2022	2022
	Number	£	Number	£
Ordinary shares of £1 each	26,377	26,377	2	2

26,375 Ordinary shares of £1 each were allotted and fully paid for cash at par during the year.

15	ACCUMULATED LOSSES AND SHARE PREMIUM

Deficit for the year	Retained earnings	Share premium	Total
	£	£	£
At 1 July 2021	-	-	-
Issue of share capital		1,999,999	1,999,999
Deficit for the year	(4,539,542)	-	(4,539,542)
Balance at 30 June 2022	(4,539,542)	1,999,999	(2,539,543)

At 1 July 2022	-	1,999,999	(2,539,543)
Deficit for the year	(4,872,030)	-	(4,872,030)
At 30 June 2023	(9,411,572)	1,999,999	(7,411,573)

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

16	FINANCIAL LIABILITIES – BORROWINGS AND LEASES

	30 June 2023	30 June 2022
	£	£
Current:
Bank loans	2,118,760	2,190,311
Less unamortised fees	(335,063)	-
Other loans	4,200,000	-
Leases (see note 18)	1,311,844	813,916
	7,295,541	3,004,227
Non-current
Bank loans - 1-2 years	3,402,307	3,416,667
Less unamortised fees	(283,687)	-
Other loans - 1-2 years	5,000,000	5,000,000
Leases (see note 18)	6,732,388	4,053,096
	14,851,008	12,469,763

Terms and debt repayment schedule

	1 year or less	1-2 years	2-5 years	More than 5 years	Total
	£	£	£	£	£
30 June 2023
Bank loans	2,118,760	3,402,307	-	-	5,521,067
Other loans	4,200,000	5,000,000	-	-	9,200,000
Leases	1,323,554	1,499,741	3,193,761	1,711,006	7,728,062
	7,642,314	9,902,048	3,193,761	1,711,006	22,449,129

	1 year or less	1-2 years	2-5 years	More than 5 years	Total
	£	£	£	£	£
30 June 2022
Bank loans	2,190,311	1,000,000	2,416,667	-	5,606,978
Other loans	-	5,000,000	-	-	5,000,000
Leases	797,535	984,442	2,926,323	-	4,708,300
	2,987,846	6,984,442	5,342,990	-	15,315,278

Bank loans

Bank loans consist of two facilities:

The Company has a loan of £4,033,890, shown net of unamortised fees of £618,750, that bears interest at 15.00%, being a variable rate of 10% over Bank of England base rate, 5.00% at 30 June 2023. Repayments of principal are paid in instalments of £200,000 every 3 months increasing to £300,000 every three months in August 2024. Final repayment is due on 5 May 2024. The loan is secured with a fixed and floating charge over the assets of the Company, in favour of HUK 125 Limited.

The Company had a loan of £4,41,667 that bore interest at 7.20% being a variable rate of 4.95% over Bank of England base rate, 1.25% at 31 June 2022. It was secured with a fixed and floating charge over the assets of the Company, in favour of Praetura Commercial Finance Limited and was repaid during fiscal year 2023

The Company has an invoice discounting facility of £1,487,177 (2022: £1,223,636) that bears interest at 8.2%, being a variable rate of 2.95% over Bank of England base rate, 5.25% at 31 December 2023. These amounts are repayable within one year.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

Other loans

Other loans represent two customer loans. £5,000,000 (2022: £5,000,000) bears interest at a fixed rate of 8.5% and is repayable on 24 November 2024.This loan is secured by a debenture, subordinated to the debentures in favour of HUK 125. £4,200,000 (2022: £nil) bears interest at a fixed rate of 8.5% and was repayable on 31 March 2023 the customer has not taken any recovery action, imposed any restrictions in respect of this loan. This loan is secured by a debenture, subordinated to the debentures in favour of HUK 125. the customer has indicated it will not seek repayment of the £4,200,000 loan before April 2025.

Leases

Leases comprise: 1) £225,682 (2022: £nil) that bears interest at a fixed rate of 12%, principal repayments are monthly the final maturity date is 1 September 2027. 2) £1,393,966 (2022: £1,581,544 that bears interest at 10.25%, being a variable rate of 5.00% over Bank of England base rate, 5.00% at 30 June 2023. principal repayments are monthly the final maturity date is 16 March 2027. 3) £85,354 (2022: £nil) that bears interest at 10.25%, being a variable rate of 5.00% over Bank of England base rate, 5.25% at 30 June 2023. principal repayments are monthly the final maturity date is 25 July 2027. 4) Liabilities of £6,339,230 (2022: £3,285,468) are discounted using an effective interest rate of 8.25%

17	FINANCIAL INSTRUMENTS

In accordance with IFRS 9, the Company categorises its financial instruments into those measured at ‘amortised cost’, ‘fair value through profit or loss’ and ‘fair value through other comprehensive income’.

Financial assets
	At Amortised cost	At fair value through P&L	At fair value through OCI	Total
	£	£	£	£
At 30 June 2023
Trade and other receivables	6,941,197	-	-	6,941,197
cash and equivalents	620,939	-	-	620,939
	7,562,136	-	-	7,562,136

Financial liabilities
	At Amortised cost	At fair value through P&L	At fair value through OCI	Total
	£	£	£	£
At 30 June 2023
Borrowings	14,102,317	-	-	14,102,317
Lease liabilities	8,044,232	-	-	8,044,232
Trade and other payables	3,178,227	-	-	3,178,227
	17,280,544	-	-	17,280,544

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

	At Amortised cost	At fair value through P&L	At fair value through OCI	Total
	£	£	£	£
At 30 June 2022
Trade and other receivables	2,077,224	-	-	2,077,224
cash and equivalents	189,501	-	-	189,501
	2,266,725	-	-	2,266,725

Financial liabilities
	At Amortised cost	At fair value through P&L	At fair value through OCI	Total
	£	£	£
At 30 June 2022
Borrowings	10,606,978	-	-	10,606,978
Lease liabilities	4,867,012	-	-	4,867,012
Trade and other payables	1,206,997	-	-	1,206,997
	16,680,987	-	-	16,680,987

Fair value measurement

There have been no transfers of assets or liabilities between levels of the fair value hierarchy during the year. The carrying values of financial instruments at amortised cost as presented in the financial statements approximate their fair values

Financial risk management

The Company's operations expose it to a variety of financial risks. In the course of its business, the Company may be exposed to foreign currency risk, interest rate risk, liquidity risk and credit risk.

The Company's foreign currency risk is limited as it operates in the United Kingdom. Management monitor foreign currency balances including cash at bank, and director's loan to ensure thy do not present a material risk. Foreign currencies are denominated in US dollars.

	Change in USD rate	Effect on pre tax profit
2023	+5%	20,216
2023	-5%	19,254
2022	+5%	(20,559)
2022	-5%	19,590

The Company is exposed to interest rate risk primarily in its variable rate borrowing facilities. Risk is managed by accessing the most appropriate funding sources, utilising the Company's assets to provide security. The Company’s profit before tax is affected through the impact on floating rate borrowings, as follows:

	Increase / decrease in basis points	Effect on pre tax profit
2023	+50bps	(73,674)
2023	-50bps	73,674
2022	+50bps	(32,908)
2022	-50bps	32,908

regular cash flow forecasting, strategic planning, annual budget agreed by the senior each year and re-forecasts undertaken during the financial year. The Company utilises a loan provided by a key customer and secured lending on short and long term basis to meet its liquidity requirements. at year end the Company had cash balances of £620,939.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

Liquidity risk is defined as the risk that the Company might not be able to settle or meet its obligations on time or at a reasonable price. Liquidity risk arises as a result of mismatches between cash inflows and outflows from the business. This risk is monitored s through regular cash flow forecasting, strategic planning, annual budget agreed by the senior each year and re-forecasts undertaken during the financial year. the Company utilises, an invoice discounting, a loan provided by a key customer and secured lending on short and long term basis to meet its liquidity requirements. At year end the Company had cash balances of £620,939.

The Company's undiscounted liabilities fall due as follows:

	1 year or less	1-2 years	2-5 years	More than 5 years	Fixtures and fittings
	£	£	£	£	£
30 June 2023
Bank loans	2,118,760	3,402,307	-	-	5,521,067
Other loans	4,200,000	5,000,000	-	-	9,200,000
Leases	1,837,959	1,928,663	3,958,874	2,077,815	9,803,311
Loans from related parties	813,377	-	-	-	813,377
Trade payables	1,387,214	-	-	-	1,387,214
Other payables	1,791,013	-	-	-	1,791,013
	12,148,323	10,330,970	3,958,874	2,077,815	28,515,982

30 June 2022
Bank loans	2,190,311	1,000,000	2,416,667-	-	-
Other loans	-	5,000,000	-	-	309,377
Leases	1,047,579	1,108,572	3,148,435	-	83,096
Loans from related parties	-	586,602	-	-	-
Trade payables	760,062	446,935	-	-	392,473
Other payables	446,935	-	-	-	519,188
	4,444,887	8,214,109	5,565,101	-	18,224,098

Credit risk primarily arises because a counterparty may fail to perform its obligations. The Company is exposed to credit risk on financial assets such as cash balances and trade and other receivables.

The Company's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of appropriate allowances for expected credit losses.

The Company has a significant concentration of credit risk, with exposure concentrated on one customer. The customer has a high credit rating assigned by leading international rating agencies

Credit risk from balances with banks and financial institutions is managed by funds only being deposited with approved counterparties with sound credit ratings.

Capital management risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns and benefits to shareholders’ whilst principally maintaining an efficient capital structure to optimise the cost of capital. In order to maintain or adjust the capital structure, the Company adjusts the amount of dividends to, or to be paid to shareholders’, the return of equity capital to shareholders’, the issuance of new shares, the disposal of cash generative assets to settle the Company’s debt exposure. The Company monitors its gearing ratio for the purpose of capital management. This ratio is calculated as net cash/(debt) divided by total equity. Net cash/ (debt) is calculated as cash and cash equivalents less total borrowings (both current and non-current borrowings) and lease liabilities. Total equity is as shown in the balance sheet.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

The Company's adjusted net debt to equity ratios at 30 June 2023 and 2022 were as follows:

	30 June 2023	30 June 2022
	£	£
Total liabilities	30,969,241	19,365,938
Cash and cash equivalents	(620,939)	(189,501)
Net debt	30,438,302	19,176,437
Total stockholders' deficit	7,385,196	(2,539,541)
Adjusted net debt to adjusted equity ratio %	-411%	-755%

18	LEASING

Right of use asset Property, plant and equipment
	30 June 2023	30 June 2022
COST OR VALUATION	£	£
At 1 July 2022	6,163,028	-
Additions	3,872,795	4,128,028
Reclassification/transfer	230,000	2,035,000
At 30 June 2023	10,265,823	6,163,028

Depreciation At 1 July 2022	392,473	-
Charge for the period	1,453,332	309,377
Reclassification/transfer	-	83,096
At 30 June 2023	1,845,805	392,473

During the year, owned plant and machinery assets with a net book value of £229,496 (2022: £1,951,904) were sold and repurchased under hire purchase agreements. As Evtec Aluminium Limited is expected to retain use of the assets for their useful economic life, no gain or loss on disposal has been recognised.

At 30th June 2022, the Company occupied one leasehold property under an agreement for rental periods of more than one year. Further, the Company held plant and equipment (mainly forklift trucks) under four lease agreements for rental periods of more than one year.

During the year ended 30th June 2023, the Company signed one additional leasehold property agreement, three additional plant and equipment leases (mainly forklift trucks) and two additional copier/printer leases.

The Company has applied the short life exemption permitted by IFRS 16 to various short term rentals.

With effect from 5 February 2021, the Company has adopted IFRS 16 Leases, which specifies how to recognise, measure, and present lease liabilities and the associate right-of-use assets.

Other leases
	30 June 2023	30 June 2022
	£	£
Short-term leases	157,804	523,314
Lease liabilities	30 June 2023	30 June 2022
	£	£
Gross obligations repayable:	1,323,564	797,535
Within one year	4,693,502	3,910,765
Between one and five years	1,711,006	-
In more than five years	7,728,062	4,708,300

Finance charges repayable: Within one year	688,637	(16,381)
Between one and five years	1,397,471	(142,331)
In more than five years	366,808	-
	2,452,916	(158,712)

Net obligations repayable: Within one year	1,311,844	813,916
Between one and five years	4,735,480	4,053,096
In more than five years	1,996,908	-
	8,044,232	4,867,012

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

Lease Liabilities
	30 June 2023	30 June 2022
	£	£
At 1 July	4,867,012	-
Additions	3,872,795	4,128,028
Principal repayments	(695,575)	738,984
At 30 June	8,044,232	4,867,012

19	DIRECTOR'S ADVANCES, CREDITS AND GUARANTEES

During the year Mr. D. G. Roberts advanced monies to the company. At the start of the year he was owed £586,602 and at the end of the year he was owed £813,377.

At 30th June 2023, £404,334 (US$500,000) was interest-free and repayable on demand.

At 30th June 2023, £409,043 was due within one year. Interest is accrued at 5% per annum.

Mr. D. G. Roberts is also personal guarantor to the Hire Purchase agreement with SAF1 Limited, and the non- cancellable operating lease with GKL Leasing.

Entities that provide key management personnel services to the entity

Entities that provide key management personnel services to the entity
	30 June 2023	30 June 2022
	£	£
Purchases (consultants engaged to provide key management services)	191,381	88,752

Other related parties
	30 June 2023	30 June 2022
	£	£
Sales	161,141	-
Purchases	10,650	-

Sales represent recharges of costs incurred for other businesses where Mr. D G Roberts is a director. Purchases represent amounts paid to other businesses where Mr. D G Roberts is a director.

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

22	EVENTS AFTER THE REPORTING DATE

On November 24, 2023, the Company, along with Evtec Automotive Limited and Evtec Group Limited, entered into a Binding Amendment to Amended Letter of Intent (the “LOI Amendment”) with Blackboxstocks Inc., which amended a non-binding Amended Letter of Intent (the “LOI”) dated April 14, 2023.

On December 12, 2023, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Blackboxstocks Inc. Upon the terms and subject to the satisfaction of the conditions described in the Share Exchange Agreement, we expect Blackboxstocks Inc to acquire all of the issued and outstanding share capital of Evtec Aluminium, with the result of Evtec Aluminium becoming a wholly-owned subsidiary of the Blackboxstocks Inc. (the “Exchange”). At the closing of the Exchange, the Evtec Aluminium shareholders will receive shares of Blackboxstocks Inc common stock in exchange for capital shares of Evtec Aluminium based on the exchange ratio formula in the Share Exchange Agreement. Upon closing of the Exchange, the Evtec Aluminium shareholders are expected to collectively own 73.2% of the aggregate common stock of the combined company.

Closing of the Exchange is subject to various customary closing conditions, and, among other things, conditioned upon (i) effectiveness of a registration statement registering shares to be issued in the transaction, (ii) Evtec Aluminium securing pre-close equity financing in the amount of at least $5,000,000, and (vi) the Evtec Companies’ satisfaction of all obligations set forth in the LOI Amendment. The Share Exchange Agreement contains certain termination rights for both Blackboxstocks Inc and Evtec Aluminium, and further provides that upon termination of the Share Exchange Agreement under specified circumstances, the terminating party may be required to pay the other party a termination fee of $500,000 plus up to $250,000 in fees and expenses incurred by such other party.

Following the Closing, the Blackboxstocks Inc. will change its name to Evtec Holdings, Inc. and it is expected that the shares of common stock of the combined organization will be listed on the Nasdaq Capital Market.

The Share Exchange Agreement contains customary representations, warranties and covenants of Blackboxstocks Inc and Evtec Aluminium, including to:

(A)    conduct its business in the ordinary course during the period between the execution of the Share Exchange Agreement and the Closing or earlier termination of the Share Exchange Agreement, subject to certain exceptions, and

Evtec Aluminium Limited

Notes to Financial Statements

For the Years Ended 30 June 2023 and 2022

22	EVENTS AFTER THE REPORTING DATE - continued

(B)    not engage in certain kinds of transactions during such period (without the prior written consent of the other). Each of the Company and Blackboxstocks Inc. have agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

In calendar Q4 2023 the Company recognised expenses of approximately £657,000, and calendar Q1 2024 £353,000, relating to the transaction. The Company expects a further £200,000 to £600,000 of transaction costs to be incurred in calendar Q2 2024.

Since the year ended 30 June 2023, the Company has issued 1,522 new shares for a total consideration of £2,771,883. Of the total consideration £2,179,601 will be satisfied by the provision of business services, and £592,282 will be satisfied in cash. A convertible loan note of $1,000,000 has also been issued by the Company to Mr. D.G Roberts.

No other significant events occurred after the 30 June 2023 and the signing of these financial statements.

Evtec Aluminium Limited

Statements of Profit or Loss and Other

Comprehensive Income  for the Six Months Ended

31 December 2023 and 2022

		6 months ended	6 months ended
		31 December 2023	31 December 2022
		£	£
CONTINUING OPERATIONS
Revenue	4	17,444,955	11,841,547
Cost of sales		(17,093,546)	(12,545,516)
GROSS PROFIT		351,409	(703,969)
Other operating income	5	1,500,000	-
Administrative expenses		(2,675,850)	(1,360,583)
Other operating expenses	6	(760,094)	-
OPERATING LOSS		(1,584,535)	(2,064,552)
Finance costs	7	(1,317,653)	(976,819)
LOSS BEFORE INCOME TAX		(2,902,188)	(3,041,371)
Income tax		-	-
LOSS FOR THE YEAR		(2,902,188)	(3,041,371)
OTHER COMPREHENSIVE INCOME		-	-
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(2,902,188)	(3,041,371)

The notes form part of these financial statements

Evtec Aluminium Limited

Statements of Financial Position

As of 31 December 2023 and 30 June 2023

	Notes	31 December 2023	30 June 2023
		£	£
ASSETS
NON-CURRENT ASSETS
Goodwill	9	2,000,000	2,000,000
Owned property, plant and equipment	10	5,238,866	5,086,863
Right-of-use Property, plant and equipment		7,399,326	8,420,018
		14,638,192	15,506,881
CURRENT ASSETS
Inventories	11	1,222,015	515,028
Trade and other receivables	12	12,363,713	6,941,197
Cash and cash equivalents		1,740,968	620,939
		15,326,696	8,077,164
TOTAL ASSETS		29,964,888	23,584,045
SHAREHOLDERS' DEFICIT
Called up share capital	13	27,899	26,377
Share premium		4,770,360	1,999,999
Accumulated loss		(12,313,760)	(9,411,572)
TOTAL SHAREHOLDERS’ DEFICIT		(7,515,501)	(7,385,196)
LIABILITIES
NON-CURRENT LIABILITIES
Trade and other payables	15	225,000	225,000

Interest bearing loans and borrowings	16	4,297,860	14,851,008
		4,552,860	15,076,008
CURRENT LIABILITIES
Trade creditors		506,813	1,387,214
Social security and other taxes		1,242,872	805,755
Accrued expenses		11,915,028	4,568,870
VAT Payable		2,281,218	985,258
Directors' current accounts		617,678	813,377
Other creditors		48,583	37,218
Trade and other payables		16,612,192	8,597,692

Interest bearing loans and borrowings	16	16,345,337	7,295,541
TOTAL CURRENT LIABLITIES		32,957,529	16,230,733
TOTAL LIABILITIES		37,480,389	30,969,241
TOTAL SHAREHOLDERS' DEFICIT AND LIABILITIES		29,964,888	23,584,045

The notes form part of these financial statements

Evtec Aluminium Limited

Statements of Changes in Equity for the Six Months

Ended 31 December 2023

	Called up share capital	Accumulated loss	Share premium	Total shareholders’ deficit
	£	£	£	£

Changes in equity
Balance at 30 June 2023	26,377	(9,411,572)	1,999,999	(2,662,874)
Issue of share capital	1,522	-	2,770,361	2,771,883
Total comprehensive loss		(2,902,188)	-	(2,902,188)
Balance at 31 December 2023	27,899	(12,313,760)	4,770,360	(2,793,179)

The notes form part of these financial statements

Evtec Aluminium Limited

Statements of Cash Flows for the Six Months Ended

31 December 2023 and 2022

	6 months ended	6 months ended
	31 December 2023	31 December 2022
	£	£
Cash flows from operating activities
Loss before income tax	(2,902,188)	(3,041,371)
Depreciation charges	1,005,997	980,074
Finance costs	1,317,652	976,819
(Increase) / decrease in inventories	(759,828)	160,297
Increase in trade and other receivables	(1,273,545)	(996,810
Increase in trade and other payables	7,118,303	439,403
Cash generated from operations	4,506,392	(1,481,588)

Interest paid	(518,798)	(221,432)
Net cash from operating activities	3,987,594	(1,703,020)

Cash flows from investing activities
Purchase of tangible fixed assets	(137,309)	(78,430)
Net cash from investing activities	(137,309)	(78,430)

Cash flows from financing activities
New loans in year	(463,768)	3,350,000
Loan repayments in year	(2,348,824)	(1,000,000)
Lease proceeds	-	78,430
Payment of lease liabilities	(185,733)	(40,227)
Decrease / increase in related party loan	(195,700)	56,933
Net cash from financing activities	(2,730,256)	2,445,196

Increase in cash and cash equivalents	1,120,029	663,746
Cash and cash equivalents at beginning of year	620,939	189,501
Cash and cash equivalents at end of year	1,740,968	853,247

The notes form part of these financial statements

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

1.	STATUTORY INFORMATION

Evtec Aluminium Limited ("the Company"), company number 13182146 is a private company, limited by shares, registered in England and Wales. The Company's registered office is: Chelmarsh, Daimler Green, Coventry, England CV6 3LT. The Company was incorporated on 5 February 2021 and changed its name from Evtec Assetco Ltd, on 23 August 2021.

The Company operates from two sites in Coventry and Kidderminster and manufactures and supplies lightweight aluminium castings to major automotive manufacturers.

The presentation currency of the financial statements is the Pound Sterling (£). The functional currency of the Company is the Pound Sterling (£).

2.	ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared on a historical cost basis, modified to include certain financial instruments at fair value.

Going concern

The Company incurred a net loss of £2.9 million for the 6 months ended Dec 31, 2023 (Dec 31, 2022: £3.0 million), as of that date, the Company’s accumulated losses of £12.3 million (June 30, 2023: accumulated losses of £9.4 million) has resulted in deficit of share capital by 7.5 million (June 30 2023 deficit of £7.4million) and current liabilities exceeded its current assets by approximately £1.0 million (June 30, 2023: £7.8 million). The Company has a loan with customer, £4.2 million that has an initial repayment date of 31 Match 2023, the customer has not taken any recovery action, imposed any restrictions and continues to provide support as described below.

These events or conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that it has the adequate resources to continue its business for the foreseeable future; after considering the following mitigating factors:

Shareholders funding and Support

As detailed in note 21, On December 12, 2023, The Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Blackboxstocks Inc a company listed on Nasdaq. Upon the terms and subject to the satisfaction of the conditions described in the Share Exchange Agreement, we expect Blackboxstocks Inc to acquire all of the issued and outstanding share capital of the Company, with the result of Company becoming a wholly owned subsidiary of Blackboxstocks Inc. After the Share Exchange is complete, as part of a listed group management expects to be able to identify new sources of finance.

The Company is in advanced negotiations with a number of potential investors with the intention of securing significant levels of future investment. The Company has issued 1,522 new shares for a total consideration of £2,771,883. Of the total consideration £2,179,601 will be satisfied by the provision of business services, and £592,282 will be satisfied in cash. A convertible loan note of $1,000,000 has also been issued by the Company(see Note 21).

The Company also has firm commitments from other individuals and companies for additional equity investment.

Funds from operations

The most recent long-term plan prepared by the Company and approved by the director and senior management, shows a track to profitability during calendar year 2025. Free cash flow also becomes positive in 2025 and from that point there is no requirement for external funding.

Profitability is achieved through an increase in business from customers who are committed to introduce new electric vehicle platforms, that will add to the Company’s current operations that are focused on internal combustion vehicles.

Expected customer Support

The Company is a critical supplier to automotive manufacturers and receives support from them in recognition of this. Evidence of continued support for the Company includes the £9.2million loan with repayment moved out to at least April 2025. £1.5m of customer cash support payments has been received by the Company since 31 December 2023. Management is confident in continued support from customer.

Rescheduling of the loan from a customer.

The Company’s £9.2 million customer loan has been rescheduled, with the customer indicating they will not expect repayment before April 2025. This rescheduling significantly reduces the short term liquidity pressure the Company would otherwise face.

Based on the above mitigating factors, the Company’s cash flow forecast for the 12-month period from the reporting date indicates a net positive cash flow position. Therefore, management continues to believe that it remains appropriate to prepare these financial statements on a going concern basis.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

2.	ACCOUNTING POLICIES - continued

Revenue recognition

IFRS 15 Revenue, requires revenue to be recognised under a 'five step' approach when a customer obtains control of goods or services in line with the performance obligations identified on the contract. Under IFRS 15, revenue recognition must reflect the standard's five-step approach which requires the following:

-	Identification of the contract with the customer;
-	Identification of the performance obligations in the contract;
-	Determination of the transaction price;
-	Allocation of the transaction price to the performance obligations;
-	Recognition of the revenue when (or as) each performance obligation is satisfied.

Revenue is measured at the fair value of the consideration received or receivable, excluding discounts, rebates, value added tax and other sales taxes.

Revenue from the sale of goods and services in the course of ordinary activities is measured at fair value of the consideration received or receivable, net of returns, trade discounts, and volume rebates.

Revenue is recognised on completion of each performance obligation and when control has been passed to the customer. For production revenue, this is recognised at a point in time upon provision of an executed sales agreement or purchase order which signify that control has been passed to the customer and recovery of the consideration is probable.

Production: represents goods manufactured or assembled on site, to contract orders, typically for new car production. Production runs are aligned with client orders, and income is recognised at a point in time on dispatch.

The Company issues discounts based on sales volumes which are recognised as a reduction in revenue.

Tooling: contracts are entered into in advance of production runs, and income is recognised at a point in time, when the customer accepts delivery.

Support contributions from customers are included within turnover when the substance of the transaction is that such contributions are an increase in the price charged for goods sold.

Support contribution from customers where the substance of the transaction is not an increase in the purchase price are shown in other operating income.

Cash and cash equivalents

Cash represents cash in hand and deposits held on demand with financial institutions. Cash equivalents are short- term, highly-liquid investments with original maturities of three months or less (as at their date of acquisition). Cash equivalents are readily convertible to known amounts of cash and subject to an insignificant risk of change in that cash value.

In the presentation of the Statement of Cash Flows, cash and cash equivalents also include bank overdrafts. Any such overdrafts are shown within borrowings under ‘current liabilities’ on the Statement of Financial Position

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree. Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

2.	ACCOUNTING POLICIES - continued

Goodwill is initially measured at cost (being the excess over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

The Company bases its impairment calculation on most recent budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year Impairment losses of continuing operations are recognised in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

Goodwill is tested for impairment annually as at 30 June and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable When the recoverable amount less than its carrying amount, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods. Intangible assets with indefinite useful lives are tested for impairment annually as at 30 June, and when circumstances indicate that the carrying value may be impaired.

Fair value measurement

The Company measures financial instruments such as derivatives, and non-financial assets such as investment properties, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability Or

-	In the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

2.	ACCOUNTING POLICIES - continued

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-    Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-    Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

-    Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

-

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Management determines the policies and procedures for both recurring fair value measurement, and unquoted financial assets, and for non-recurring measurement,

At each reporting date, management analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies assumptions used in the valuations. For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Management determines the policies and procedures for both recurring fair value measurement, and unquoted financial assets, and for non-recurring measurement,

At each reporting date, management analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies assumptions used in the valuations. For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Property, plant and equipment

Depreciation is provided at the following annual rates in order to write off each asset over its estimated useful life or, if held under a finance lease, over the lease term, whichever is the shorter.

Short leasehold - Period of lease

Plant and machinery -  Straight line over 3 to 15 years

Fixtures and fittings  -  Straight line over 10 years

Motor vehicles          -  Straight line over 5 years

Computer equipment - Straight line over 5 years and Straight line over 3 years

Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for, as follows: Raw materials: purchase cost on a first-in/first-out basis;

Finished goods and work in progress: cost of direct materials and labour and a proportion of manufacturing overheads based on the normal operating capacity, but excluding borrowing costs.

Management uses valuation techniques to estimate the cost of inventories. The cost of work in progress and finished goods includes an element of standard cost, that takes into account normal levels of material, labour and manufacturing efficiency. These methods are regularly reviewed and revised in the light of current conditions and any changes in the estimates may affect the carrying value of inventories.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

2.	ACCOUNTING POLICIES - continued

Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

Timing differences arise from the inclusion of income and expenses in tax assessments in periods different from those in which they are recognised in financial statements. Deferred tax is measured using tax rates and laws that have been enacted or substantively enacted by the year end and that are expected to apply to the reversal of the timing difference.

Unrelieved tax losses and other deferred tax assets are recognised only to the extent that it is probable they will be recovered against the reversal of deferred tax liabilities or other future taxable profits.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. Current income tax relating to items recognised directly in equity is recognised in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the statement of financial position date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of transaction. Exchange differences are taken into account in arriving at the operating result.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

2.	ACCOUNTING POLICIES - continued

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low value assets. The Company recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. Judgement is applied to determine whether consideration is incurred and other terms within such arrangements.

-	Right-of-use assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-to-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimate useful lives of the assets. The lease term would only include periods covered by an option to extend if the Company is reasonably certain to exercise that option. Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36. The Company has concluded that there is no residual value in any of the rental leases.

-	Lease liabilities

At the commencement date of the lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate and any other payments to the lessor relating to the leased asset which are determined to be in substance lease payments.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting for a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

-	Short-term leases and leases of low value assets.

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

2.	ACCOUNTING POLICIES - continued

Employee benefit costs

The company operates a defined contribution pension scheme. Contributions payable to the company's pension scheme are charged to the income statement in the period to which they relate.

Financial Instruments

The Company recognises financial instruments when it becomes a party to the contractual arrangements of the instrument. Financial instruments are de-recognised when they are discharged or when the contractual terms expire. The Company’s accounting policies in respect of financial instruments are explained below. Financial assets and financial liabilities are initially measured at fair value.

Financial Assets

All recognised financial assets are subsequently remeasured in their entirety at either fair value or amortised costs depending on the classification of the financial asset.

Impairment of financial assets

The Company always recognises lifetime ECL for trade receivables and amounts due on contracts with customers. The expected credit losses on these financial assets are estimated based on Company’s historical credit loss experience adjusted for the factors that are specific to the debtors , general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.

Financial liabilities

Financial liabilities which are neither contingent consideration of an acquirer in a business combination, held for trading, nor designated as at fair value through profit and loss are subsequently measured at amortised cost using the effective interest method. This is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows through the expected life of the financial liability, or where appropriate a shorter period, to the amortised cost of a financial liability.

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2022 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

Reference to the Conceptual Framework – Amendments to IFRS 3

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Leases

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

IAS 41 Agriculture – Taxation in fair value measurements

None of these amendments had an impact on the financial statements of the Company.

3.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Key sources of estimation uncertainty

The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

Useful lives of property, plant and equipment, goodwill and customer lists

Management reviews the useful lives of property, plant, and equipment on a regular basis. Any changes in estimates may affect the carrying amounts of the respective property, plant and equipment with a corresponding effect on the related depreciation charge. This will also have an impact on the amortisation of the goodwill which is in relation to the useful life of the assets. The company reviews the carrying amounts of its property, plant, and equipment to determine indication for impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs

Measurement of the cost of inventories

Management uses valuation techniques to estimate the cost of inventories. The cost of work in progress includes an element of standard cost, which takes into account normal levels of materials, labour and manufacturing efficiency. The cost of finished goods is calculated by reducing the sales value of the inventory by the appropriate percentage profit margin. These methods are regularly reviewed and revised in the light of current conditions, and any changes in the estimates may affect the carrying amounts of inventories.

Bad debt provisioning

In order to monitor potential credit losses, the management perform ongoing credit evaluations of the Company's customers' financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management's assessment of the expected collectability of all accounts receivable. The allowance for doubtful account is reviewed periodically to assess the adequacy of the allowance.

Dilapidations and environmental provision

An estimate of costs as at the reporting date associated with rented building dilapidation costs and environmental charges has been made that reflects potential costs and likelihood of incurring such costs.

Intangible asset impairment reviews

An impairment review is conducted annually on intangible assets which are not being amortised. Such reviews include management making judgements of appropriate discount and growth rates, together with estimates of future cashflows.

Going concern assessment

The going concern assessment requires management to make making judgements of appropriate discount and growth rates, together with estimates of future cashflows. Management are also required to make appropriate judgements on the availability of future sources of financing.

Leases

Estimating the incremental borrowing rate, the Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available.

4	REVENUE

Set out below is the disaggregation of the Company’s revenue from contracts with customers, between revenue from sales of products and tooling revenue.

	6 months ended 31.12.2023	6 months ended 31.12.2022
	£	£
Production and assembled goods	17,444,955	11,841,547
Sale of tooling goods	-	-
	17,444,955	11,841,547

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

4	REVENUE - continued

Contract balances

	31 December 2023	30 June 2023
	£	£
Production and assembled goods	4,843,916	-
Sale of tooling goods	(8,826,105)	-
	(3,982,189)	-

Contract assets include amounts paid to third party suppliers in connection with the supply of goods for the production of specialist tooling equipment.

Contract liabilities include long-term advances received to deliver specialised tooling equipment for use in the production of goods for the customer.

Revenues or these contacts is recognised at a point in time when the customer has accepted delivery.

5	OTHER OPERATING INCOME

	6 months ended	6 months ended
	31.12.2023	31.12.2022
	£	£
Other operating income	1,500,000	-

During the period, a commercial goodwill gesture of £1,500,000 (period to 31 December 2022: £nil) was received from a key customer.

6	OTHER OPERATING EXPENSES

During the period, the Company incurred £760,094 (period to 31 December 2022: £nil) of costs as a result of one off items related to the Share Exchange with Blackboxstocks Inc. See Note 21.

7	NET FINANCE COSTS

	6 months Ended	6 months Ended
	31.12.2023	31.12.2022
	£	£
Bank loan interest	460,548	207,061
Interest on other loans	380,540	183,092
Interest on lease liabilities	352,993	376,787
Other interest payable	123,572	160,622
	1,317,653	927,562

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

8	INCOME TAX

Analysis of tax expense

No liability to UK corporation tax arose for the year ended 31 December 2023 nor for the 6 months 31 December 2022.

Factors affecting the tax expense

The tax assessed for the year is higher than the standard rate of corporation tax in the UK. The difference is explained below

	6 months Ended	6 months Ended
	31.12.2023	31.12.2022
	£	£
Loss before income tax	(2,902,188)	(2,992,114)
Loss multiplied by the standard rate of corporation tax in the UK of 25% (period to 31 Dec 2022 - 19%)	(725,547)	(568,502)

Effects of:
Permanently disallowed	-	-
IFRS transitional adjustment - spreading	-	-
Deferred tax assets not recognised	725,547	568,502

Tax Expense	-	-

9	GOODWILL

£
COST
At 31 December 2023 and 30 June 2023	2,000,000

NET BOOK VALUE
At 31 December 2023 and 30 June 2023	2,000,000

Goodwill arising on business combinations is not amortised but is reviewed for impairment on an annual basis, or more frequently if there are indications that goodwill may be impaired. Goodwill acquired in a business combination is allocated to a single cash generating unit at which management monitor that goodwill.

An annual impairment review was performed at 30 June 2023, comparing the carrying value of the CGU with its recoverable value. Key assumptions used in the value in use calculation are the discount rate, and the forecasted cash flows. financial forecasts, including the cashflow are based on future committed customer orders, standard cost information and historic and current experience.

An internal rate of return (IRR) calculation was performed that validated management's assessment that the value in use was in excess of carrying value. The IRR was calculated at 27% which management consider to be evidence the reported value is lower that the value in use management consider the WACC to be 20%, and calculated headroom was in excess of £2.6m. The calculation used a ten year time frame, based on a five year forecast, which reflects the expected increase in customer demand due to introduction of new vehicles, a 27% annual revenue growth rate across the time frame. Beyond the five year forecast, management assumed a consistent level of activity and cash flow, reflecting the post launch maturity phase.

Sensitivity analysis was performed, by reducing operating cash flows by 20%, and by modelling sales growth being delayed by one year. No impairment was indicated.

There were no indications of impairment at 31 December 2023.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

10	PROPERTY, PLANT AND EQUIPMENT

Owned assets
	Plant and machinery	Fixtures and fittings	Computer equipment	Total
	£	£	£	£
COST
At 1 July 2023	5,918,815	3,088	10,728	5,932,631
Additions	86,387	-	50,922	137,309
At 31 December 2023	6,005,202	3,088	61,560	6,069,940

DEPRECIATION
At 1 July 2023	841,671	408	3,690	845,769
Charge for the period	278,927	155	6,622	285,704
At 31 December 2023	1,120,598	563	10,312	1,131,473

NET BOOK VALUE
At 31 December 2023	4,884,604	2,525	51,338	4,938,467
At 30 June 2023	5,077,144	2,680	7,038	5,086,862

Right of Use Assets
	Leased land and buildings	Plant and machinery	Motor vehicles	Computer equipment	Total
	£	£	£	£	£
COST
At 1 July 2023	7,626,948	2,583,634	24,431	30,810	10,265,823
Additions	-	-	-	-	-
At 31 December 2023	7,626,948	2,583,634	24,431	30,810	10,265,823

DEPRECIATION
At 1 July 2023	1,421,514	411,322	6,903	6,066	1,845,805
Charge for the period	579,975	132,002	5,238	3,079	720,294
At 31 December 2023	2,001,489	543,324	12,141	9,145	2,566,099

NET BOOK VALUE
At 31 December 2023	5,625,459	2,040,310	12,290	21,665	7,699,724
At 30 June 2023	6,205,434	2,172,312	17,528	24,744	8,420,018

11	INVENTORIES

	31 December 2023	30 June 2023
	£	£
Raw materials	683,014	272,744
Work-in-progress	525,479	208,626
Finished goods	13,522	33,658
	1,222,015	515,028

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

12	TRADE AND OTHER RECEIVABLES

	31 December 2023	30 June 2023
	£	£
Trade debtors	3,901,682	3,038,426
Other debtors	987,295	471,368
Contract assets	4,843,916	3,043,144
Prepayments	2,630,821	388,259
	12,363,714	6,941,197

13	CALLED UP SHARE CAPITAL

Allotted, issued and fully paid:

Number: value:	31 December 2023	31 December 2023	30 June 2023	30 June 2023
	Number	£	Number	£
Ordinary shares £1 each	27,899	27,899	26,377	26,377

1,522 Ordinary shares of £1 each were allotted in the year. The consideration consisted of cash £592,282, and £2,179,601 in the form of provision of fees in connection with the Share Exchange Agreement and the Company’s potential listing on Nasdaq, (note 20).

14	RESERVES

	Retained earnings	Share premium	Total
	£	£	£
At 1 July 2023	(9,411,572)	1,999,999	(7,411,573)
Issue of share capital	-	2,770,361	2,770,361
Deficit for the year	(2,902,188)	-	(2,902,188)
At 31 December 2023	(12,313,760)	4,770,360	(7,543,400)

1,522 Ordinary shares of £1 each were allotted in the year. The consideration consisted of cash £592,282, and £2,179,601 in the form of provision of fees in connection with the Share Exchange Agreement (note 21).

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

15	TRADE AND OTHER PAYABLES

	31 December 2023	30 June 2023
	£	£
Non-current:
Accruals and deferred income	225,000	225,000
Aggregate amounts	16,837,192	8,596,667

16	FINANCIAL LIABILITIES – BORROWINGS & LEASES

	31 December 2023	30 June 2023
	£	£
Current:
Bank loans	781,625	1,786,697
Other loans	9,200,000	4,200,000
Leases (see note 18)	1,117,180	1,311,844
	11,098,805	7,295,541
Non current:
Bank loans	3,180,680	3,118,620
Other loans	-	5,000,000
Leases (see note 18)	6,363,712	6,733,388
	9,544,392	14,851,008

Bank loans

£3,671,274 (June 2023: £4,033,890, shown net of unamortised fees of £457,337 (£618,750), that bears interest at 15.00%, being a variable rate of 10% over Bank of England base rate, 5.00% at 30 June 2023. Repayments of principal are paid in instalments of £200,000 every 3 months increasing to £300,000 every three months in August 2024. Final repayment is 5 May 2024, it is secured with a fixed and floating charge over the assets of the Company, in favour of HUK 125 Limited.

An invoice discounting facility of £nil (30 June 2023: £,1,487,177) that bears interest at 8.2%, being a variable rate of 2.95% over Bank of England base rate, 5.25% at 31 December 2023. These amounts are repayable within one year.

Other loans

Other loans represent two customer loans. £5,000,000 (June 2023: £5,000,000) bears interest at a fixed rate of 8.5% and is repayable on 24 November 2024. This loan is secured by a debenture, subordinated to the debentures in favour of HUK 125. £4,200,000 (2022: £nil) bears interest at a fixed rate of 8.5% and was repayable on 31 March 2023, however, the customer has not taken any recovery action for non-repayment or imposed any restrictions in respect of this loan. This loan is secured by a debenture, subordinated to the debentures in favour of HUK 125. The customer has indicated it will not seek repayment of the £4,200,000 loan before April 2025.

Leases

Leases comprise: 1) £204,695 (June 30 2023: £225,682) that bears interest at a fixed rate of 12%, principal repayments are monthly the final maturity date is 1 September 2027. 2) £1,237,815 (June 30 2023: £1,393,966 that bears interest at 10.25%, being a variable rate of 5% over Bank of England base rate, 5.25% at 31 December 2023. principal repayments are monthly the final maturity date is 16 March 2027. 3) £76,759 (June 30 202: £85,354) that bears interest at 10.25%, being a variable rate of 5% over Bank of England base rate, 5.25% at 31 Dec 2023. principal repayments are monthly the final maturity date is 25 July 2027. 4) Liabilities of 5,961,623 (30 June 2023: £6,339,230) are discounted using an effective interest rate of 8.25%

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

18	FINANCIAL INSTRUMENTS

In accordance with IFRS 9, the Company categorises its financial instruments into those measured at ‘amortised cost’, ‘fair value through profit or loss’ and ‘fair value through other comprehensive income’

Financial assets
	At Amortised cost	At fair value through P&L	At fair value through OCI	Total
	£	£	£
Trade and other receivables	12,363,714	-	-	12,363,714
Cash and equivalents	1,740,968	-	-	1,740,968
	14,104,682	-	-	14,104,682

Financial liabilities
	At Amortised cost	At fair value through P&L	At fair value through OCI	Total

Borrowings	13,162,305	-	-	13,162,305
Lease liabilities	7,480,892	-	-	7,480,892
Trade and other payables	16,837,192	-	-	16,837,192
	37,480,389	-	-	37,480,389

	At Amortised cost	At fair value through P&L	At fair value through OCI	Total
	£	£	£	£
At 30 June 2022
Trade and other receivables	6,941,197	-	-	6,941,197
cash and equivalents	620,939	-	-	620,939
	7,562,136	-	-	7,562,136

Financial liabilities
	At Amortised cost	At fair value through P&L	At fair value through OCI	Total
	£	£	£
At 30 June 2022
Borrowings	14,102,317	-	-	14,102,517
Lease liabilities	8,044,232	-	-	8,044,232
Trade and other payables	3,178,227	-	-	3,178,227
	17,280,544	-	-	17,280,544

Fair value measurement

There have been no transfers of assets or liabilities between levels of the fair value hierarchy during the year. The carrying values of financial instruments at amortised cost as presented in the financial statements approximate their fair values.

Financial risk management

The Company's operations expose it to a variety of financial risks. In the course of its business, the Company may be exposed to foreign currency risk, interest rate risk, liquidity risk and credit risk.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

The Company's foreign currency risk is limited as it operates in the United Kingdom. Management monitors foreign currency balances including cash at bank, and director's loan to ensure they do not present a material risk.

The Company's foreign currency risk is limited as it operates in the United Kingdom. Management monitors foreign currency balances including cash at bank, and director's loan to ensure they do not present a material risk. Foreign currencies are denominated in US dollars.

	Change in USD rate	Effect on pre tax profit
2023	+5%	20,216
2023	-5%	(19,590)
2022	+5%	20,216)
2022	-5%	(19,590)

The Company is exposed to interest rate risk primarily in its variable rate borrowing facilities. Risk is managed by accessing the most appropriate funding sources, utilising the Company's assets to provide security. The Company’s profit before tax is affected through the impact on floating rate borrowings, as follows:

	Increase / decrease in basis points	Effect on pre tax profit
December 31 2023	+50bps	(71,726)
December 31 2023	-50bps	71,674
June 30 2023	+50bps	(73,674)
June 30 2023	-50bps	73.674

Liquidity risk is defined as the risk that the Group might not be able to settle or meet its obligations on time or at a reasonable price. Liquidity risk arises as a result of mismatches between cash inflows and outflows from the business. This risk is monitored s through regular cash flow forecasting, strategic planning, annual budget agreed by the senior each year and re-forecasts undertaken during the financial year. the Company utilises, an invoice discounting, a loan provided by a key customer and secured lending on short and long term basis to meet its liquidity requirements. At year end the Company had cash balances of £1,740,968

The Company's undiscounted liabilities fall due as follows:

	1 year or less	1-2 years	2-5 years	More than 5 years	Fixtures and fittings
	£	£	£	£	£
30 December 2023
Bank loans	1,000,000	3,128,611	-	-	4,128,611
Other loans	9,200,000	-	-	-	9,200,000
Leases	1,416,842	1,560,223	2,660,181	1,517,167	8,975,210

	11,398,467	4,740,903	2,660,181	1,517,167	20,316,718

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

	1 year or less	1-2 years	2-5 years	More than 5 years	Fixtures and fittings
	£	£	£	£	£
30 June 2023
Bank loans	2,118,760	3,402,307	-	-	5,521,067
Other loans	4,200,000	5,000,000	-	-	9,200,000
Leases	1,323,554	1,499,741	3,193,761	1,711,006	7,154,413

	7,642,314	9,902,048	3,193,761	1,711,006	22,449,129

Credit risk primarily arises because a counterparty may fail to perform its obligations. The company is exposed to credit risk on financial assets such as cash balances and trade and other receivables. The company's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of appropriate allowances for expected credit losses. The company has a significant concentration of credit risk, with exposure concentrated on one customer. The customer has a high credit rating assigned by leading international rating agencies.

The Company's adjusted net debt to equity ratios at 30 June 2023 and 2022 were as follows:

	31 December 2023	30 June 2023
Total liabilities	37,480,389	30,969,241
Cash and cash equivalents	(1,740,968)	(620,939)
Net debt	35,739,421	30,348,302
Total stockholders' deficit	(7,515,501)	(7,385,196)
Adjusted net debt to adjusted equity ratio %	-476%	-411%

19	LEASING

Right of use asset
Property, plant and equipment
31 December 2023
£
COST OR VALUATION
At 1 July 2023	10,265,823
At 31 December 2023	10,265,823

Depreciation
At 1 July 2023	1,845,805
Charge for the period	720,294
At 31 December 2023	2,566,099

Lease Liabilities
31 December 2023
£
At 1 July 2023	8,044,232
Principal repayments	(563,340)
At 31 December	7,480,892

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

20	DIRECTOR'S ADVANCES, CREDITS AND GUARANTEES

During the period Mr. D G Roberts advanced monies to the Company. At the start of the period he was owed £813,377,602, and at the end of the period he was owed £612,969.

At 31 December 2023, £258,635 (US$306,710) was interest-free and repayable on demand.

At 31 December 2023, £359,042 was due within one year. Interest is accrued at 5% per annum.

Mr. D. G. Roberts is also personal guarantor to the Hire Purchase agreement with SAF1 Limited, and the non-cancellable operating lease with GKL Leasing.

On 18 March 2024, a convertible loan of $1,000,000 was issued by the Company to Mr. D.G. Roberts. See Note 22

21	COMMITMENTS AND CONTINGENCIES

On November 24, 2023, the Company, along with Evtec Automotive Limited and Evtec Group Limited, entered into a Binding Amendment to Amended Letter of Intent (the “LOI Amendment”) with Blackboxstocks Inc., which amended a non-binding Amended Letter of Intent (the “LOI”) dated April 14, 2023. The LOI amendment required extension fees of $400,000 and reimbursement of legal fees of $175,000 to be paid to Blackboxstocks. These amounts have been included as part of extraordinary items on the accompanying statement of profit and loss. In addition, the LOI Amendment also requires an additional $400,000 of financial support for Blackboxstocks to be paid. Evtec Automotive Limited and Evtec Group Limited are both controlled by Mr. D.G. Roberts.

On December 12, 2023, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Blackboxstocks Inc. Upon the terms and subject to the satisfaction of the conditions described in the Share Exchange Agreement, we expect Blackboxstocks Inc to acquire all of the issued and outstanding share capital of Evtec Aluminium, with the result of Evtec Aluminium becoming a wholly-owned subsidiary of the Company (the “Exchange”). At the closing of the Exchange, the Evtec Aluminium shareholders will receive shares of Blackboxstocks Inc common stock in exchange for capital shares of Evtec Aluminium based on the exchange ratio formula in the Share Exchange Agreement. Upon closing of the Exchange, the Evtec Aluminium shareholders are expected to collectively own 73.2% of the aggregate common stock of the combined company.

Closing of the Exchange is subject to various customary closing conditions, and, among other things, conditioned upon (i) effectiveness of a registration statement registering shares to be issued in the transaction, (ii) Evtec Aluminium securing pre-close equity financing in the amount of at least $5,000,000, and (vi) the Evtec Companies’ satisfaction of all obligations set forth in the LOI Amendment. The Share Exchange Agreement contains certain termination rights for both the Company and Blackboxstocks Inc., and further provides that upon termination of the Share Exchange Agreement under specified circumstances, the terminating party may be required to pay the other party a termination fee of $500,000 plus up to $250,000 in fees and expenses incurred by such other party.

Following the Closing, it is expected that Blackboxstocks Inc. will change its name to Evtec Holdings, Inc. and it is expected that the shares of common stock of the combined organization will be listed on the Nasdaq Capital Market.

The Share Exchange Agreement contains customary representations, warranties and covenants of Blackboxstocks Inc and Evtec, including, among others, covenants that require each of Blackboxstocks and the Company to:

(A)    conduct its business in the ordinary course during the period between the execution of the Share Exchange Agreement and the Closing or earlier termination of the Share Exchange Agreement, subject to certain exceptions, and

(B)    not engage in certain kinds of transactions during such period (without the prior written consent of the other). Each of the Company and Blackboxstocks Inc. have agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

The Company recognised expenses of approximately £657,000 in calendar Q4 2023and £353,000 in calendar Q1 2024, relating to the transaction. The Company expects a further £200,000 to £600,000 of transaction costs to be incurred in calendar Q2 2024.

Evtec Aluminium Limited

Notes to Financial Statements for the Six Months Ended

31 December 2023 and 2022

22	EVENTS AFTER THE REPORTING DATE

On 18 March 2024, a convertible loan of $1,000,000 was issued by the Company to Mr. D.G. Roberts and $500,000 was subsequently drawn upon the convertible loan. The two balances owed to Mr. D.G Roberts at the year end £258,635,and £359,042, had increased and decreased to £753,130 and £241,694 when they were both settled by agreement of a new loan facility agreement dated May 2, 2024, refinancing the outstanding sums with the repayment date extended to August 2, 2025.

No other significant events occurred after the 31 December 2023 and the issuance of these financial statements.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers

Blackboxstocks’ Articles of Incorporation and bylaws authorize it to provide indemnification of (and advancement of expenses to) its officers and directors to the fullest extent permitted by applicable law. Blackboxstocks is incorporated under the laws of the State of Nevada. The Nevada Revised Statutes (the “NRS”) allows a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances. Indemnification may only occur if a determination has been made that the person exercised their respective powers in good faith with a view to the interests of Blackboxstocks or acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. A determination may be made by the Blackboxstocks stockholders; by a majority of Blackboxstocks’ directors who were not parties to the action, suit, or proceeding; or by opinion of independent legal counsel in a written opinion, if a quorum of directors who were not a party to such action, suit, or proceeding does not exist.

Provided the terms and conditions of these provisions under Nevada law are met, officers, directors, employees, and agents of Blackboxstocks may be indemnified against expenses actually and reasonably incurred by the person in connection with defending the action, including, without limitation, attorney’s fees, arising out of any liability under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Blackboxstocks, Blackboxstocks has been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable.

The NRS provide for certain mandatory and permissive indemnification of officers and directors.

A.	NRS 78.7502. Discretionary indemnification of officers, directors, employees and agents: General provisions.

1.

A corporation may indemnify pursuant to this subsection any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited-liability company, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person:

(a)	Is not liable pursuant to NRS 78.138; or

(b)

Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

2.

A corporation may indemnify pursuant to this subsection any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited-liability company, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person:

(a)	Is not liable pursuant to NRS 78.138; or

(b)	Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification pursuant to this section may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3.

Any discretionary indemnification pursuant to this section, unless ordered by a court or advanced pursuant to subsection 2 of NRS 78.751, may be made by the corporation only as authorized in each specific case upon a determination that the indemnification of a director, officer, employee or agent of a corporation is proper under the circumstances. The determination must be made by:

(a)	The stockholders;

(b)	The board of directors, by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or

(c)	Independent legal counsel, in a written opinion, if:

(1)	A majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders; or

(2)	A quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained.

B.

NRS 78.751. Mandatory indemnification of directors, officers, employees and agents; advancement of expenses; other rights to indemnification and advancement of expenses; primary obligor with respect to indemnification or advancement of expenses; effect of amendment to provision of articles or bylaws providing right to indemnification or advancement of expenses.

1.	A corporation shall indemnify any person who is a director, officer, employee or agent to the extent that the person is successful on the merits or otherwise in defense of:

(a)

Any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or

(b)	Any claim, issue or matter therein,

against expenses actually and reasonably incurred by the person in connection with defending the action, including, without limitation, attorney’s fees.

2.

Unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, the corporation may pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation. The articles of incorporation, the bylaws or an agreement made by the corporation may require the corporation to pay such expenses upon receipt of such an undertaking. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3.	The indemnification pursuant to this section and NRS 78.7502 and the advancement of expenses authorized in or ordered by a court pursuant to this section:

(a)

Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

(b)	Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

4.

Unless the articles of incorporation, the bylaws or an agreement made by a corporation provide otherwise, if a person is entitled to indemnification or the advancement of expenses from the corporation and any other person, the corporation is the primary obligor with respect to such indemnification or advancement.

5.

A right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such act or omission has occurred.

C.	NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

1.

A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against the person and liability and expenses incurred by the person in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify such a person against such liability and expenses.

2.	The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

(a)	The creation of a trust fund.

(b)	The establishment of a program of self-insurance.

(c)	The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

(d)	The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

3.

Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person’s stock or other securities is owned by the corporation.

4.	In the absence of fraud:

(a)

The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(b)	The insurance or other financial arrangement:

(1)	Is not void or voidable; and

(2)	Does not subject any director approving it to personal liability for his or her action,

even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

5.	A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of title 57 of NRS.

Further, under the Blackboxstocks bylaws, unless ordered by a court, no indemnification will be provided to a director or an officer unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Blackboxstocks and, with respect to any criminal proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of disinterested directors, (b) a committee comprised of disinterested directors, such committee having been designated by a majority vote of the disinterested directors, (c) if there are no disinterested directors, or if a majority of disinterested directors so directs, by independent legal counsel in a written opinion, or (d) by Blackboxstocks’ stockholders.

As permitted by Nevada law, Blackboxstocks’ bylaws authorize Blackboxstocks to advance expenses (including reasonable attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative, arbitrative or investigative action or proceeding in advance of or after the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by Blackboxstocks.

Blackboxstocks is authorized under Nevada law to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of Blackboxstocks, or is or was serving at the request of Blackboxstocks as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not Blackboxstocks has the authority to indemnify him or her against such liability and expenses. Blackboxstocks may, with approval of its Board of Directors, obtain directors’ and officers’ liability insurance.

ITEM 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
3.1	Articles of Incorporation of SMSA Ballinger Acquisition Corp. (incorporated by reference to Exhibit 3.4 of the Company's Registration Statement on Form 10-12G filed with the Commission on August 5, 2014).
3.2

Certificate of Designation of Series A Preferred Stock dated December 1, 2015 (incorporated by reference to Exhibit 3.1 of the Company’s Information Statement on Form 8-K filed with the Commission on December 7, 2015).

3.3

Certificate of Amendment to Articles of Incorporation dated effective March 9, 2016. (incorporated by reference to Exhibit 3.9 of the Company’s Annual Report on Form 10-K filed with the Commission on April 14, 2016).

3.4

Certificate of Amendment to Articles of Incorporation dated effective as of July 15, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 15, 2019)

3.5

Certificate of Amendment to Articles of Incorporation dated effective as of April 10, 2023 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on April 10, 2023).

3.6

Certificate of Designation of Series B Preferred Stock dated June 8, 2023 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Commission on June 9, 2023).

3.7

Amended and Restated Bylaws of Blackboxstocks, Inc. adopted and effective on April 18, 2022 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on April 19, 2022)

4.1	Description of Securities (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K filed with the Commission on April 16, 2020)
5.1	Opinion of Winstead PC*
10.1

Second Amendment to Office Lease dated September 19, 2017 between Teachers Insurance and Annuity Association of America and Blackboxstocks, Inc. (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K filed with the Commission on April 17, 2018).

10.2

Conversion Rights Agreement dated effective as of October 14, 2021 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on October 15, 2021).

10.3

Securities Exchange Agreement between Blackboxstocks Inc. and Evtec Group Limited dated June 9, 2023 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on June 9, 2023).

10.4

Amendment to the Amended Letter of Intent among Blackboxstocks Inc., Evtec Group Limited, Evtec Automotive Limited, and Evtec Aluminium Limited dated November 24, 2023 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on November 24, 2023).

10.5

Forfeiture Agreement between Blackboxstocks Inc. and Evtec Group Limited dated November 28, 2023 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on November 24, 2023).

10.6

Share Exchange Agreement dated December 12, 2023 among Blackboxstocks, Inc., Evtec Aluminium Limited, and the shareholders of Evtec Aluminium Limited (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Commission on December 12, 2023).

10.7

Option Agreement between Blackboxstocks, Inc. and Gust Kepler (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Commission on December 12, 2023 and is included as Exhibit C in the Share Exchange Agreement dated December 12, 2023).

10.8

Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Commission on December 12, 2023 and is included as Exhibit E in the Share Exchange Agreement dated December 12, 2023).

10.9	Executive Employment Agreement between Blackboxstocks, Inc. and Robert Winspear dated May 9, 2024*
21.1	List of Subsidiaries of Blackboxstocks, Inc.*
23.1	Consent of Winstead PC (included in Exhibit 5.1)
23.2	Consent of Turner, Stone & Company, L.L.P., independent registered public accounting firm of Blackboxstocks, Inc.*
23.3	Consent of Turner, Stone & Company, L.L.P., independent registered public accounting firm of Evtec Aluminium Limited*
24.1	Power of Attorney (included on the signature page of this Registration Statement)

107.1	Filing Fee Table*

* filed herewith

ITEM 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Filing Fee Table”  table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized on May 10, 2024.

BLACKBOXSTOCKS INC.

By:	/s/ Gust Kepler
Gust Kepler
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gust Kepler and Robert Winspear his or her true and lawful attorney-in-fact and agent, with full power to act separately and full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite his/her name.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Gust Kepler	President, Chief Executive Officer and Director	May 10, 2024
Gust Kepler	(Principal Executive Officer)

/s/ Robert Winspear	Chief Financial Officer, Secretary and Director	May 10, 2024
Robert Winspear	(Principal Financial Officer)

/s/ Keller Reid	Director	May 10, 2024
Keller Reid

/s/ Ray Balestri	Director	May 10, 2024
Ray Balestri

/s/ Dalya Sulaiman	Director	May 10, 2024
Dalya Sulaiman